Form 10-K, Exhibit 13
GENLYTE GROUP INC
filed 1995-03-30
CIK 833076

1994 ANNUAL REPORT






                                                   GENLYTE
                                                   LIGHTING THE WAY--TOGETHER

CONTENTS    Financial Highlights .......................................1
            Letter to Stockholders .....................................2
            Genlyte at a Glance ........................................4
            Genlyte Divisions ..........................................5
            Selected Financial Data ...................................13
            Management's Discussion and Analysis ......................14
            Consolidated Financial Statements .........................16
            Notes to Consolidated Financial Statements ................20
            Corporate Directory ........................Inside Back Cover


            CORPORATE OFFICES
            100 Lighting Way
            Secaucus, NJ 07096-1508
            (201) 864-3000


            INVESTOR RELATIONS
            INFORMATION AND FORM 10-K
            Please call or write the Investor
            Relations Department at
            Genlyte Corporate Offices

            STOCK LISTING
            Genlyte common stock is traded
            on the NASDAQ National Market
            System under the symbol GLYT

            TRANSFER AGENT &
            REGISTRAR
            Bank of New York
            101 Barclay Street
            New York, NY 10286
            (800) 524-4458

            INDEPENDENT PUBLIC
            ACCOUNTANTS
            Arthur Andersen LLP
            1345 Avenue of the Americas
            New York, NY 10105

            ANNUAL MEETING
            The Annual Stockholders'
            Meeting will be held at
            The Genlyte Group Inc.,
            100 Lighting Way,
            Secaucus, NJ on
            April 27, 1995




            COVER PHOTO: MURRAY & MURRAY LAW OFFICES LOCATED IN SANDUSKY, OHIO

FINANCIAL HIGHLIGHTS




(Amounts in thousands except for per share data)
--------------------------------------------------------------------------------
Year                                     1992            1993            1994
--------------------------------------------------------------------------------
Operating Results
  Net Sales                          $425,388         429,143         432,690
  Gross Margin Percentage                29.1%           29.7%           30.1%
  Operating Profit                   $  9,578          19,327          20,455   Up 114% in two years on modest sales growth --
                                                                                a credit to our employees' productivity.
  Net Income                         $  1,478           3,341           5,080
  Earnings Per Share                 $    .12             .26             .40
--------------------------------------------------------------------------------




(Amounts in thousands except for per share data)
--------------------------------------------------------------------------------
Year                                     1992            1993            1994
--------------------------------------------------------------------------------
Balance Sheet Data
  Current Assets                     $158,760         156,013         160,968
  Total Assets                       $256,924         244,536         243,814
  Current Liabilities                $ 58,734          70,200          70,618
  Long-term Debt,
    including current portion        $117,797         100,419          88,997   Nearly 25% of our debt has been eliminated
                                                                                in two years.
  Stockholders' Investment           $ 58,536          60,842          64,806
  Book Value Per Share               $   4.61            4.78            5.09   Earnings are growing faster than book value as we
                                                                                improve the return on our investments.
--------------------------------------------------------------------------------


Light is a creative medium--perhaps the most powerful of all, because most of what we know of our environment comes to us through our eyes, and because the way we see depends entirely upon how things receive and reflect light.

LETTER FROM THE PRESIDENT

[Photo Larry Powers, President & Chief Executive Officer]

TO OUR STOCKHOLDERS

We live approximately seventy percent of our waking hours in creative lighting. Add decorative lighting to beautify our surroundings, and security lighting to help keep us safe and secure, and something becomes very clear: the products created and produced by genlyte companies profoundly affect people's lives--perhaps more than most other products we depend on. That is why all of us at Genlyte are so very proud of the products and services we provide.

On behalf of all our employees, I am pleased to share with you Genlyte's accomplishments for 1994, which are contained throughout the pages of this report.

I would also like to share with you Genlyte's vision for the future. A synopsis of this vision is found on the back cover of this report as a reminder to all of us of our focus for 1995. In crystallizing this vision over the past year, we defined a corporate objective that revolves around our customers, our employees, and our stockholders. The slogan we selected to express this objective is:
LIGHTING THE WAY--TOGETHER.

CUSTOMERS: We are committed to being more and more customer-focused, continually striving to meet or exceed our customers' expectations--to make doing business with Genlyte easier. As part of this commitment, we are investing in state-of-the-art systems which allow immediate information access and processing, to provide our customers with the highest level of responsiveness in the lighting industry. We want our customers to buy from Genlyte knowing they will get superior lighting solutions supported by quality products, excellent service, quick response, and timely delivery.

EMPLOYEES: In a world changing at accelerating rates, we have a strong commitment to the development of our employees. We value and respect each employee as an individual, realizing that we must listen to, trust, and serve each other. Each of our employees is entitled to fair treatment, a safe and healthy work environment, and the opportunity to grow. In return, we ask our employees for an honest day's work for an honest day's pay and we always strive to promote from within. We work to instill a sense of urgency in all of our employees and in return, we work to respond immediately to their needs, concerns, and opportunities.

STOCKHOLDERS: Our responsibility to our stockholders is to provide them with a fair rate of return for their continued show of confidence. We are committed to improving our earnings every year by achieving consistent growth in sales and profitability. We have been--and will increasingly be--cost conscious with regard to our business decisions and expenditures. We will continue to invest in new product development and in new processes and procedures to assure us of being a low-cost, world-class producer. Most important, we want to focus on those activities, products, markets, and customers that will provide us with the greatest return.

Looking ahead, we are optimistic for the coming year. Economic conditions in the United States and Canada are healthy and, although we are concerned about rising interest rates, we expect 1995 to be a good year in most of the markets we serve. Our optimism is also fueled by the plans we have in place to respond aggressively to the improved market conditions with innovative products, marketing programs, and strong sales efforts.

Behind the text of this annual report, you'll see pictures of our valued teammates, the people who made possible our improvements and achievements in 1994. We want to recognize them for their accomplishments and to thank them for their dedication, their service, and their realization of the Genlyte vision for a bright future--together.



/s/ LARRY K. POWERS

LARRY K. POWERS

PRESIDENT AND CHIEF EXECUTIVE OFFICER


                         [Photo of Executive Committee]

Executive Committee (back row):  CHARLES M. HAVERS, STEVEN R. CARSON,
ZIA EFTEKHAR, RENE MARINEAU, GEORGE O'DONNELL, NEIL M. BARDACH,
DENNIS MUSSELMAN, (seated): DONNA R. RATLIFF, LARRY K. POWERS, AVRUM I. DRAZIN

                              GENLYTE AT A GLANCE



DIVISION                      BASIC BUSINESSES              1994 HIGHLIGHTS               1995 OPPORTUNITIES

--------------------------------------------------------------------------------------------------------------------
LIGHTOLIER                    High quality, innovative      New ProSpec downlights        Lightstyles, a
                              lighting for residential      and Sof-Tech track            comprehensive product/
                              and commercial interiors:     lights; move of               marketing program for the
                              downlighting, track           headquarters' functions       residential market;
                              lighting, decorative,         into Fall River, MA,          Advanced Lighting Systems
                              fluorescent, and              manufacturing facility.       of fixtures and controls
                              controls.                                                   for offices with VDTs;
                                                                                          international sales.

--------------------------------------------------------------------------------------------------------------------

CONTROLS                      Electronic dimming and        Addition of high              Continued focus on
                              energy saving lighting        performance dimming           integrated electronic
                              controls for both             versions of the highly        lighting fixtures,
                              residential and               successful Lightolier         increasing manufacturing
                              commercial applications.      PowerSpec electronic          capacity to meet market
                                                            fixture family of             demand.
                                                            products.

--------------------------------------------------------------------------------------------------------------------

SUPPLY DIVISION:              Standard, high-volume,        Division consolidation        Renewed emphasis on
STONCO, CRESCENT,             contractor-friendly           allowed resources to be       product innovation;
& EXCELINE                    indoor and outdoor            focused on improved           improved point-of-sale
                              lighting distributed          customer service and rep      support for distributors,
                              through electrical            support; implementation       lower transaction cost
                              wholesalers and sold          of world-class                for electrical
                              primarily to electrical       manufacturing techniques.     wholesalers.
                              contractors.

--------------------------------------------------------------------------------------------------------------------

WIDE-LITE/                    Energy-efficient,             Introduced EFFEX Series       Consolidation of
BRONZELITE                    high-intensity discharge      precision architectural       manufacturing operation;
                              indoor and outdoor            HID floodlight, Bronze        penetration into National
                              lighting and controls for     family landscape              Accounts with other
                              commercial, industrial,       luminaires, and               Genlyte divisions;
                              and recreational lighting     multi-level HID lighting      international sales.
                              applications.                 control systems;
                                                            implementation of world-
                                                            class manufacturing
                                                            techniques.

--------------------------------------------------------------------------------------------------------------------

HADCO                         Specification grade           Best performance ever;        Expansion of landscape
                              exterior architectural        double-digit revenue          product line; continued
                              lighting for municipal,       growth; introduced            growth of municipal
                              institutional,                products into Middle          market.
                              commercial, and landscape     Eastern market.
                              applications.

--------------------------------------------------------------------------------------------------------------------

DIAMOND F                     Decorative residential        Moved manufacturing and       Broaden product offering
                              lighting fixtures sold        distribution facility to      and improve service
                              through do-it-yourself        Elgin, IL.                    levels for the DIY
                              (DIY) home centers.                                         market.


--------------------------------------------------------------------------------------------------------------------

CANLYTE                       Sale in Canada of             Solidification of market      Growing strength of
                              Lightolier, CFI, Keene,       share which is already        Canadian economy, and
                              Wide-Lite, Stonco, and        the largest in Canada.        National Account focus.
                              Hadco product lines.


LIGHTOLIER


Lightolier, Genlyte's most recognized brand, features innovative interior lighting fixtures for the residential and commercial markets. In 1994, Lightolier marked its 90th anniversary. The division successfully consolidated marketing, design, engineering, and sales functions into its major manufacturing facility in Fall River, Massachusetts. Two key new products were introduced. The versatile ProSpec line of incandescent accent lighting provides a superior range of light sources, optics, and adjustment. Sof-Tech track lighting offers the fresh styling and "to-the-touch" quality that are hallmarks of Lightolier.

Important additions for 1995 include Lightstyles, targeting the residential market with decorative, recessed, track, and lighting controls, with a comprehensive application/product catalog. Also introduced were Advanced Lighting Systems, Vision-Smart luminaires, and Energy-Smart controls for office work spaces with Visual Display Terminals.

Lightolier sells through company employed sales forces and independent sales representatives using a network of selective showroom and wholesale distribution. National store and hospitality chains have been particularly valuable end users. In 1995, the company will introduce a focused international sales program.


[Photo Captions]

Top: Lightolier's architectural downlights play the key role in creating magic for today's private residences.

Left: Lightolier's high-performance luminaires address both energy and visibility. Library--Murray & Murray Law Offices, Sandusky, Ohio.

Center: Sof-Tech track lights with "cool grip" and integral die-cast louver.

Right: ProSpec recessed accent lights with interchangeable and lockable optics.

CONTROLS

The Brilliance Control system, a specialty lighting dimming system introduced last year for residential use, allowing control of standard dimmers from several "master" control stations, became a top seller in 1994. Several line extensions are planned in 1995, including a wireless version allowing direct retrofit to existing homes without rewiring. In 1994, the division introduced MultiSet, an advanced series of program-mable wallbox dimmers capable of learning five distinct preset scenes.

The year 1994 also brought the introduction of the Lightolier HDF series of dimming ballasts for fluorescent light sources. Marketed together, Lightolier and HDF marks the first time a commercial indoor fixture manufacturer can be a single source supplier of fixtures, ballasts, and controls under a complete system warranty. Lightolier also successfully introduced the complete Controls product line in Canada, foretelling excellent opportunities for these products throughout North America.


Top: Contemporary residential application.

Center: Murray & Murray Law Offices, Sandusky, Ohio.

Bottom: Lightolier's new five scene preset series of dimmers and switches allow convenient one button control of several lighting groups in commercial and residential applications.

FORECAST

Genlyte's Forecast brand of decorative lighting increased sales in 1994 by twenty percent over the previous year. Thirty percent of these sales came from the 185 new residential lighting fixtures introduced during the year. Among these were distinctive iron chandeliers, art glass pendants, and halogen bathroom fixtures. Sales of these products were often accompanied by the sale of Forecast's new lighting controls line, which served retailers as a valuable added sales opportunity.


In the coming year, Forecast plans further dramatic expansion of its product line to fulfill the demands of all residential lighting markets by adding to its well-established high-style collections. New entries in the value-oriented builder products market segment will increase opportunities in the middle-to-higher range decorative residential lighting markets.



Top: The new Contempo series pendant in distressed iron finish offers bright halogen light.

Left: The Tribe Torchiere provides a dramatic design statement and matches
  Forecast's Cienega art glass fixtures.

Right: The Embrace combines handmade cages in a parchment finish with stone finished stepped glass.

SUPPLY DIVISION: STONCO, CRESCENT & EXCELINE

The Supply Division markets quality, high-volume fluorescent and HID lighting products to electrical distributors through the Stonco, Crescent, and ExceLine brands. In 1994, Stonco experienced double digit growth, augmented by aggressive implementation of "World-Class" manufacturing. Stonco introduced Guardsman vandal-resistant security lighting for high pedestrian traffic areas, along with MD motion detectors, offering cost-effective security for commercial and residential markets. ExceLine introduced the Vertex family of high-performance mini-floodlights suitable for a broad spectrum of applications.

For 1995, the division will present a family of merchan-dising tools including point- of-purchase displays for electrical distributors. Crescent will debut the first electronically ballasted family of under-cabinet task lights, while Stonco will promote its new family of "vaportight" incandescent and compact fluorescent fixtures. ExceLine will continue to broaden its product offering, with a particular emphasis on high performance HID solutions for the retail trade.


Top: Ceiling and task lighting fluorescent products for commercial applications.

Left: Manuel Miranda at work in one of our employee- designed World-Class
  Manufacturing work cells.

Center: 175 watt Vertex Series Mini Floodlight.

Right: Roughlyte(TM) vaportight fixture.

WIDE-LITE / BRONZELITE

In 1994 Wide-Lite built on its fame as creator of the first high intensity discharge (HID) floodlight for commercial and industrial markets, introducing the EFFEX HID floodlight series, featuring compact size and architectural styling. Other new products included: the Mini Supra-Lyte, a pedestrian walkway complement to the Supra-Lyte area light; the F-Eclipse arena lighting luminaire; and the Tri-Level hi-medium-low HID lighting control system. In 1995 Wide-Lite will re-introduce its own invention--HID lighting control--in a new generation of dimming controls employing state-of-the-art technology.

Bronzelite introduced the distinctive Bronze Series of corrosion-proof landscape fixtures in 1994. The company offers a full line of landscape and underwater lighting products for diverse architectural applications. Bronzelite will focus on developing new segments in the specification landscape market.


Top: The Promenade at Bay Colony, Fort Lauderdale, Florida

Left: Effex Series Precision Floodlight

Right: Bronzelite-TLB-7000 Bronze Bullet

HADCO

Hadco is a leader in outdoor architectural street lighting, area lighting, and landscape lighting. Recognizing a market demand for small-footprint, high-efficiency landscape fixtures able to withstand harsh exterior environments, Hadco launched in 1993 an aggressive expansion of its composite non-metallic line of professional-grade land-scape lighting equipment. The micro inground fixture introduced in early 1994 skyrocketed to become one of Hadco's top landscape products. Following this success, Hadco expanded its line of outdoor composite bullet fixtures and launched a feature-laden micro composite bullet in December. The new Railyter is another non-metallic product designed to provide directional light under deck railings, ledges, and deck benches, making it an exciting low voltage alternative for landscape architects.

Within the municipal market, Hadco's refractor globe technology is being recognized as an effective, efficient lighting alternative for crime prevention as well as a unique unifying downtown streetscape element.


Top: The twin refractive globe luminaires provide efficient glare-free street lighting for the city of Syracuse.

Left: Customized luminaires allow urban planners to create an attractive identity for their city.

Right: Hadco offers a complete line of landscape lighting products for commercial and residential applications.

DIAMOND F

In 1994 Genlyte's Diamond F division continued to expand in the consumer marketplace with the introduction of distinctively-styled, popularly-priced residential lighting fixtures. For these efforts, Diamond F was recognized industry-wide with an award for outstanding product marketing in the do-it-yourself (DIY) channel of distribution.

New product development and market activity emphasis will shift in 1995 towards support of the fast growing DIY market segment. Management will focus on stock-keeping unit (SKU) productivity and return on investment in an effort to more effectively support the growing customer base.


Top: Prism 1291, Rust Patina Finish

Bottom: Milano 3496, Burnished Brass Finish

CANLYTE

Nineteen ninety-four was a year of growth for Canlyte in all of its divisions.

The Lightolier product group introduced the Lightolier System which offers a single source of fixtures, controls, and ballasts for commercial applications. Lightolier's growth was also enhanced by increased activity in its National Accounts Program. The CFI fluorescent product group increased market share by combining its new Vision Smart fixtures and Energy Smart Lightolier Controls in a single system.

Keene-Widelite's progress was due to increased penetration in key industrial markets across the country. A concentrated effort on the high margin Wide-Lite product line also contributed to Keene-Widelite's overall success.

All divisions benefited as the GENESYS software program continues to be one of the main computer lighting design tools used by engineering firms across Canada.

Canlyte's major 1995 initia-tives include the rollout of CFI's Advanced Lighting System throughout North America. Lightolier will focus on expanding track lighting for the retail and commercial markets. Keene-Widelite will continue its aggressive product introduction program and focus its marketing efforts on specific end markets. All divisions will introduce service pro-grams based on the credo that "good service is predictable service".


Top: Modern retail concepts, like this one in Montreal, enhanced by the performance and style of Lightolier luminaires.

Bottom: Increases in productivity and energy savings of over 60% were achieved by using CFI Fluorescent Vision Smart luminaires. This installation uses CFI ambient and task lighting in a line of light configuration which consumes less than .70 watts / ft2.

SELECTED FINANCIAL DATA

                                                    1994         1993        1992         1991        1990
-------------------------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS ($ IN THOUSANDS)

Net Sales                                        $ 432,690     429,143      425,388      428,481    491,911
Gross profit                                     $ 130,047     127,532      123,656      130,307    152,611
Facility rationalization expense                 $      --         --         6,150           --         --
Operating profit                                 $  20,455      19,327        9,578       20,535     32,949
Interest expense, net                            $   7,505       8,086        8,949       12,717     16,361
Income (loss) before income taxes and cumulative
     effect of change in accounting principle    $   8,481       5,967      (3,642)        3,364     11,860
Provision (benefit) for income taxes             $   3,401       2,626      (1,450)        1,344      4,751
Net income (loss) before cumulative effect
     of change in accounting principle           $   5,080       3,341      (2,192)        2,020      7,109
Cumulative effect of change in Accounting
     Principle                                          --          --       (3,670)          --         --
Net income                                       $   5,080       3,341        1,478        2,020      7,109
Return on:
    Net sales                                         1.2%         .8%          .4%          .5%       1.4%
    Average stockholders' investment                  8.1%        5.6%         2.5%         3.5%      13.4%
    Average capital employed                          6.1%        4.7%         3.7%         4.9%       7.9%
-------------------------------------------------------------------------------------------------------------

YEAR-END POSITION ($ IN THOUSANDS)

Working capital                                  $  90,350      85,813      100,026      105,424     94,019
Plant and equipment, net                         $  68,895      73,633       82,139       91,798    101,751
Total assets                                     $ 243,814     244,536      256,924      265,069    286,091
Capital employed:
     Total debt                                  $  90,047     100,419      117,797      129,982    144,198
     Stockholders' investment                    $  64,806      60,842       58,536       58,377     56,748
-------------------------------------------------------------------------------------------------------------
     Total capital employed                      $ 154,853     161,261      176,333      188,359    200,946
-------------------------------------------------------------------------------------------------------------

PER SHARE DATA

Net Income (Primary & fully diluted)             $     .40         .26          .12          .16        .55
Stockholders' investment per average
     share outstanding                           $    5.05        4.75         4.56         4.53       4.37
Market price range:
     High                                        $   5 1/2           7        7 1/4        7 1/2     10 3/4
     Low                                         $   3 1/2       2 3/8        4 1/4        3 7/8      3 7/8
-------------------------------------------------------------------------------------------------------------

OTHER DATA ($ IN THOUSANDS)

Orders on hand                                   $  50,379      43,246       49,495       48,761     46,620
Depreciation and amortization                    $  16,886      16,308       18,639       18,961     19,572
Capital expenditures (a)                         $  11,884      10,261        8,850       10,206     16,506
Average shares outstanding (b)                      12,834      12,807       12,848       12,876     12,986
-------------------------------------------------------------------------------------------------------------

Current ratio                                          2.3         2.2          2.7          3.1        2.3
Interest Coverage Ratio                                2.7         2.4          1.1          1.6        2.0
Number of stockholders                               1,970       2,153        2,334        2,501      2,597
Average number of employees                          2,838       2,999        3,051        3,189      3,870
Sales per employee                               $ 152,463     143,095      139,400      134,400    127,100
-------------------------------------------------------------------------------------------------------------


(a) Exclusive of acquired businesses' plant and equipment at date of acquisition
(b) Including common stock equivalents

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

   Net sales during 1994 increased by $3.5 million, or 1%, from 1993 following a $3.8 million, or 1%, increase from 1992 to 1993. Sales in 1994 increased on continued emphasis on new product and marketing programs, more than offsetting decreases due to transition inefficiencies related to the relocation of the Company's DFT Lighting Division ("DFT") from Cleveland, Ohio to Elgin, Illinois, and the elimination of certain slow-moving and unprofitable products at all divisions. A decline in the average value of the Canadian dollar during 1994 resulted in a $3.6 million reduction in 1994 sales volume; a decline in the average value of the Canadian dollar during 1993 resulted in a $4.1 million reduction in 1993 sales volume.

   Gross profit was $130.0 million in 1994, $127.5 million in 1993, and $123.7 million in 1992. The increases in both 1993 and 1994 resulted from improved sales volumes and increased gross margin rates. The improvements in gross margin rates were the result of ongoing cost containment programs, productivity improvements, the continuing facility rationalization programs, and the previously-mentioned elimination of lower margin products, offset in part by decreased gross profit at DFT.

   Selling and administrative expenses were 25.3% of sales in 1994, 25.2% of sales in 1993, and 25.4% of sales in 1992. Headcount and other cost reductions during 1994 were offset by duplicate facility costs incurred by DFT. Increased 1993 expenditures for sales and marketing were offset by other cost reductions including a reduced bad debt reserve requirement.

   Corporate expenses were $4.5 million, $5.3 million, and $4.3 million in 1994, 1993, and 1992, respectively. Headcount reductions, lower legal expenses, and other cost controls implemented during 1994 resulted in a 15.3% decrease in expenses. The higher expenses in 1993 were principally an increase in legal reserves to defend the Company against actions commenced in that year.

   Net interest expense decreased by $600,000 in 1994 due to lower average borrowings offset partially by rising interest rates throughout the year. Net interest expense decreased by $900,000 from 1992 to 1993 due to lower average borrowings and declines in interest rates throughout the year.

   The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", in 1992, retroactive to January 1, 1992. The cumulative effect of this change in accounting principle was a $3.7 million increase in net income in 1992.

   The Company's effective tax rates for 1994, 1993, and 1992 were 40%, 44%, and 40%, respectively. Lower Canadian tax expense and utilization of U.S. foreign tax credit carryforwards resulted in the 4% effective rate decrease during 1994. Changes in federal tax laws and increases in state tax rates accounted for the 4% increase in effective rate during 1993.

LIQUIDITY AND CAPITAL RESOURCES

   Cash and cash equivalents were $3.2 million in 1994, $3.3 million in 1993, and $2.8 million in 1992. Operations generated $23.4 million, $28.4 million, and $24.8 million in 1994, 1993, and 1992, respectively. These funds were used principally to pay down debt and to fund capital expenditures. Weakening in the Canadian dollar caused unfavorable exchange rate changes of $1.9 million, $.5 million, and $1.3 million, in 1994, 1993, and 1992, respectively.

   Investments in more advanced machinery, equipment, and tooling for new product introductions accounted for most of the Company's capital expenditures in 1994, 1993, and 1992. During 1994, expenditures also included plant expansion at Fall River (Lightolier) and leasehold improvements at Elgin (DFT). During 1992, expenditures also included the acquisition of Forecast Lighting.

   In the fourth quarter of 1992, the Company recorded a pre-tax charge of $6.2 Million to reserve for the costs associated with the Company's decision to consolidate facilities and improve the manufacturing processes in its remaining plants. The Company's facility rationalization plan included: relocation of DFT's leased manufacturing and distribution operations in Cleveland, Ohio to an existing owned facility in Elgin, Illinois; closure of its Prodel operation in Quebec City, Canada, and sale of the existing building; downsizing of manufacturing and distribution facilities in Edison, New Jersey and Compton, California; and the transfer of certain Lightolier Headquarters staff to Lightolier's expanded Fall River, Massachusetts facility. The Company intended to complete all aspects of the facility rationalization plan during 1993, but union negotiations and construction at the Fall River facility created significant delays in implementation. As a result, charges against the reserve in 1993 totaled only $677,000 of which $390,000 required cash. During 1994, the Company charged an additional $4.6 million against the reserve, using cash of approximately $4.1 million. Charges against the reserve during 1994 are summarized as follows:

Category                                     Charges
----------------------------------------------------
Personnel Relocation Costs                    $2,727
Severance Costs                                1,250
Inventory Write-down                             299
Plant and Equipment Write-down                   286
Other Costs                                       13
----------------------------------------------------
Total                                         $4,575
----------------------------------------------------

Location                                     Charges
----------------------------------------------------
Elgin                                         $2,326
Headquarters                                   1,340
Prodel                                           909
----------------------------------------------------
Total                                         $4,575
----------------------------------------------------

   Proceeds from the sale of the Prodel facility were received in September 1994. The Company expects the facility rationalization plan to generate operating profit improvements, primarily representing labor cost savings, in excess of $4.4 million per year beginning in 1995; specific results will be difficult to measure as operating efficiencies may occur for reasons not directly associated with the consolidation process. The margin improvements in 1994 were offset by indirect costs and inefficiencies resulting from relocations.

   Genlyte's Revolving Credit and Term Loan Agreement was amended on May 20, 1994 to provide for a Revolving Credit Facility (the "Facility") of $125 million reducing to $110 million by July 1, 1996. Subject to the satisfaction of certain conditions, the Facility will convert on that date to a term loan amortizing through July 1, 1999. Net reductions in debt outstanding under the Facility for 1994 and 1993 were $10.4 million and $17.4 million, respectively. The Company expects that funds provided by operations combined with amounts available under the Facility will be sufficient to meet cash requirements through 1995. Amounts outstanding under the Facility are secured by liens on U.S. accounts receivable, inventories, and machinery and equipment, as well as investments in certain subsidiaries of the Company.

CONSOLIDATED STATEMENTS OF INCOME

THE GENLYTE GROUP INCORPORATED AND SUBSIDIARIES

($ IN THOUSANDS EXCEPT PER SHARE DATA)


For the year ended December 31,                                   1994             1993              1992
-----------------------------------------------------------------------------------------------------------
Net Sales                                                      $432,690          $429,143          $425,388
     Cost of sales                                              302,643           301,611           301,732
-----------------------------------------------------------------------------------------------------------
Gross Profit                                                    130,047           127,532           123,656
     Selling & administrative expenses                          109,592           108,205           107,928
     Facility rationalization expense                                --               --              6,150
-----------------------------------------------------------------------------------------------------------
Operating Profit                                                 20,455            19,327             9,578
     Corporate expenses                                           4,469             5,274             4,271
     Interest expense, net                                        7,505             8,086             8,949
-----------------------------------------------------------------------------------------------------------
Income (loss) Before Income Taxes and Cumulative Effect
     of Change in Accounting Principle                            8,481             5,967           (3,642)
     Income Tax Provision (Benefit)                               3,401             2,626           (1,450)
-----------------------------------------------------------------------------------------------------------
Income (loss) Before Cumulative Effect
     of Change in Accounting Principle                            5,080             3,341           (2,192)
-----------------------------------------------------------------------------------------------------------
Cumulative Effect of Change in Accounting Principle                  --               --            (3,670)
-----------------------------------------------------------------------------------------------------------
Net Income                                                      $ 5,080           $ 3,341           $ 1,478
-----------------------------------------------------------------------------------------------------------
Earnings Per Share Before Cumulative Effect of
     Change in Accounting Principle                                 .40               .26             (.17)
-----------------------------------------------------------------------------------------------------------
Effect of Change in Accounting Principle on Earnings Per Share       --                --              .29
-----------------------------------------------------------------------------------------------------------
Earnings Per Share                                              $   .40           $   .26           $  .12
-----------------------------------------------------------------------------------------------------------


The accompanying notes to the consolidated financial statements are an integral part of these statements.


QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

THE GENLYTE GROUP INCORPORATED AND SUBSIDIARIES

($ IN THOUSANDS EXCEPT PER SHARE DATA)

                                                       Quarter
-------------------------------------------------------------------------------------------
                          1st                2nd                3rd               4th           Full Year
-----------------------------------------------------------------------------------------------------------

  1994
Net Sales               $100,271          $108,829           $111,836          $111,754          $432,690
Operating Profit        $  5,129          $  5,831           $  5,846          $  3,649          $ 20,455
Net Income              $  1,264          $  1,578           $  1,475          $    763          $  5,080
Earnings Per Share      $    .10          $    .12           $    .12          $    .06          $    .40
Market Price:
     High               $  4 3/4          $  5 1/4           $  5 1/2          $      5          $  5 1/2
     Low                $  3 3/4          $      4           $  4 1/2          $  3 1/2          $  3 1/2
1993
Net Sales               $106,556          $109,084           $107,970          $105,533          $429,143
Operating Profit        $  4,308          $  4,550           $  5,066          $  5,403          $ 19,327
Net Income              $    618          $    767           $    895          $  1,061          $  3,341
Earnings Per Share      $    .05          $    .06           $    .07          $    .08          $    .26
Market Price:
     High               $      7          $      5           $  4 5/8          $  4 3/8          $      7
     Low                $  4 1/2          $  2 5/8           $  2 3/8          $  2 5/8          $  2 3/8

THE GENLYTE GROUP INCORPORATED AND SUBSIDIARIES

($ IN THOUSANDS)

CONSOLIDATED BALANCE SHEETS


For the year ended December 31,                                                1994                  1993
------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
       Cash and cash equivalents                                               $ 3,240              $ 3,319
       Accounts receivable (less allowances for doubtful accounts of $3,551
         and $3,765 in 1994 and 1993, respectively)                             65,486               58,991
Inventories:
       Raw materials and supplies                                               29,051               29,570
       Work in progress                                                          9,683               11,519
       Finished goods                                                           45,604               42,754
------------------------------------------------------------------------------------------------------------
                                                                                84,338               83,843
------------------------------------------------------------------------------------------------------------
       Other current assets                                                      7,904                9,860
------------------------------------------------------------------------------------------------------------
         Total current assets                                                  160,968              156,013
------------------------------------------------------------------------------------------------------------
Plant and Equipment:
       Land                                                                      5,741                5,820
       Buildings and leasehold interests and improvements                       57,309               54,602
       Machinery and equipment                                                 157,803              157,011
------------------------------------------------------------------------------------------------------------
                                                                               220,853              217,433
       Less: Accumulated depreciation and amortization                         151,958              143,800
------------------------------------------------------------------------------------------------------------
                                                                                68,895               73,633
------------------------------------------------------------------------------------------------------------
Cost in Excess of Net Assets of Purchased Businesses                            12,183               12,336
Other Assets                                                                     1,768                2,554
------------------------------------------------------------------------------------------------------------
       Total Assets                                                           $243,814             $244,536
============================================================================================================
Liabilities and Stockholders' Investment
Current Liabilities:
       Short-term borrowings                                                   $ 1,050              $     0
       Current maturities of long-term debt                                         45                7,060
       Accounts payable - trade                                                 39,927               31,893
       Accrued expenses:
         Salaries and wages                                                      6,982                4,368
         Income taxes payable                                                    1,169                2,561
         Reserve for facility rationalization costs                                898                5,474
         Other accrued expenses                                                 20,547               18,844
------------------------------------------------------------------------------------------------------------
                                                                                29,596               31,247
------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                70,618               70,200
------------------------------------------------------------------------------------------------------------
Long-term Debt                                                                  88,952               93,359
Deferred Income Taxes                                                            5,781                7,508
Other Liabilities                                                               13,657               12,627
Stockholders' Investment:
       Common stock ($ .01 par value, 30,000,000 shares authorized, 12,833,674 shares issued at December 31, 1994 and 1993; 12,741,870 and 12,731,556
       shares outstanding at December 31, 1994 and 1993, respectively)             128                  128
       Additional paid-in capital                                                7,295                8,411
       Retained earnings                                                        57,383               52,303
------------------------------------------------------------------------------------------------------------
       Total stockholders' investment                                           64,806               60,842
------------------------------------------------------------------------------------------------------------
       Total Liabilities and Stockholders' Investment                         $243,814             $244,536
============================================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these statements.

THE GENLYTE GROUP INCORPORATED AND SUBSIDIARIES

($ IN THOUSANDS EXCEPT PER SHARE DATA)

CONSOLIDATED STATEMENTS OF CASH FLOWS


For the year ended December 31,                                  1994              1993             1992
------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
     Net income                                                 $ 5,080          $ 3,341           $ 1,478
     Adjustments to reconcile net income to net cash
        flows provided by operating activities:
            Cumulative effect of change in accounting principle      --              --             (3,670)
            Depreciation and amortization                        16,886           16,308            18,639
            Loss from disposal of plant and equipment               437              313               266
            (Increase) decrease in:
                 Accounts receivable                             (6,495)          (1,176)            2,118
                 Inventories                                       (495)           3,531             3,281
                 Other current assets                             1,956              901            (5,236)
                 Other assets                                       (22)             242             3,378
            Increase (decrease) in:
                 Accounts payable and accrued expenses            6,383            6,495             6,532
                 Deferred income tax liability                   (1,727)            (815)           (2,672)
                 Other liabilities                                1,030             (981)              546
            All other, net                                          415              238               139
------------------------------------------------------------------------------------------------------------
     Net cash flows provided by operating activities             23,448           28,397            24,799
------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
        Acquisition of Forecast Lighting                             --              --             (3,046)
        Purchase of plant and equipment                         (11,884)         (10,261)           (8,850)
        Proceeds from disposal of plant and equipment               620              144               102
------------------------------------------------------------------------------------------------------------
        Net cash flows used in investing activities             (11,264)         (10,117)          (11,794)
------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
        Tax benefit - Founders' shares                               --              --                941
        Sale of stock, net of tax benefit                            --               97               105
        Repayment of debt, net                                  (10,372)         (17,378)          (12,185)
------------------------------------------------------------------------------------------------------------
        Net cash flows used in financing activities             (10,372)         (17,281)          (11,139)
------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes                                  (1,891)            (490)           (1,333)
------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in cash and cash equivalents        (79)             509               533
        Cash and cash equivalents at beginning of year            3,319            2,810             2,277
------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents at end of year                $ 3,240          $ 3,319           $ 2,810
============================================================================================================
Supplemental Disclosure Of Cash Flow Information
  Cash paid during the year for:
        Interest                                                $ 7,537          $ 6,787           $ 8,795
============================================================================================================
        Income taxes                                            $ 3,358          $ 1,652           $ 3,130
============================================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

THE GENLYTE GROUP INCORPORATED AND SUBSIDIARIES ($ IN THOUSANDS)

                                                     Common               Additional             Retained
                                                      Stock             Paid-in Capital          Earnings
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1991                            $128                 $10,765               $47,484
-----------------------------------------------------------------------------------------------------------
  NET INCOME                                            --                     --                  1,478
  Foreign currency translation adjustments              --                  (2,365)                   --
  Tax benefit-- Founders' shares                        --                     941                    --
  Exercise of stock options                             --                     105                    --
Balance, December 31, 1992                            $128                 $ 9,446               $48,962
-----------------------------------------------------------------------------------------------------------
  Net income                                            --                      --                 3,341
  Foreign currency translation adjustments              --                  (1,132)                   --
  Exercise of stock options                             --                     100                    --
  Treasury stock                                        --                      (3)                   --
Balance, December 31, 1993                            $128                 $ 8,411               $52,303
-----------------------------------------------------------------------------------------------------------
  Net income                                            --                      --                 5,080
  Foreign currency translation adjustments              --                  (1,116)                   --
BALANCE, DECEMBER 31, 1994                            $128                 $ 7,295               $57,383
-----------------------------------------------------------------------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS OF THE GENLYTE GROUP INCORPORATED:

We have audited the accompanying consolidated balance sheets of The Genlyte Group Incorporated (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and stockholders' investment for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Genlyte Group Incorporated and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

   As discussed in Note (1) of Notes to the Consolidated Financial Statements, effective January 1, 1992, the Company changed its method of accounting for income taxes.

/s/ Arther Anderson LLP

New York, New York
January 26, 1995

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS EXCEPT PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:

The accompanying consolidated financial statements include the accounts of The Genlyte Group Incorporated and its subsidiaries ("Genlyte" or the "Company") after elimination of all material intercompany accounts and transactions.

   Certain prior year amounts have been reclassified to conform with the current year presentation.

INVENTORIES:

Inventories are stated at the lower of cost or market. Inventory costs include material, labor, and overhead. At December 31, 1994, approximately 59% of the consolidated inventories were valued on a first-in, first-out ("FIFO") basis. The remaining inventories were valued on a last-in, first-out ("LIFO") basis, which was approximately $5,594 and $4,267 greater than their FIFO basis at December 31, 1994 and 1993, respectively.

PLANT AND EQUIPMENT:

The Company provides for depreciation of plant and equipment principally on a straight line basis over the useful lives of the assets. Useful lives vary among the several classifications, as well as among the constituent items in each classification, but generally fall within the following ranges:

  Buildings ........................... 10-40 years
  Machinery and equipment .............. 3-10 years

   When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the Consolidated Statement of Income.

   Leasehold interests and improvements are amortized over the terms of the respective leases, or over their estimated useful lives, whichever is shorter.

   Maintenance and repairs are expensed as incurred.Renewals and betterments are capitalized and depreciated or amortized over the remaining useful lives of the respective assets.

   Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes.

COST IN EXCESS OF NET ASSETS OF
PURCHASED BUSINESSES:

Cost in excess of net assets of purchased businesses acquired prior to 1971 is not amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets, aggregating $9,568, is being amortized over 20-40 years. For the years ended December 31, 1994 and 1993, $2,541 and $2,387 have been amortized, respectively.

RESEARCH AND DEVELOPMENT COSTS:

Research and development costs are expensed as incurred. These expenses were $3,006 in 1994, $3,571 in 1993, and $3,516 in 1992.

TRANSLATION OF FOREIGN CURRENCIES:

Balance sheet accounts of foreign subsidiaries are translated at the rates of exchange in effect as of the balance sheet date. The cumulative effect of such adjustments were $2,585 and $1,470 at December 31, 1994 and 1993, respectively, and have been charged to the Additional paid-in capital account in Stockholders' Investment. Income and expenses are translated at the average exchange rates prevailing during the year.

   Gains or losses resulting from foreign currency transactions are included in net income.

CASH EQUIVALENTS:

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CUMULATIVE EFFECT OF A CHANGE IN
ACCOUNTING PRINCIPLE:

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax rate applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

   The Company elected to adopt SFAS No. 109 in 1992 and reported the cumulative effect of the change in the method of accounting for income taxes as of the beginning of the 1992 fiscal year in the Consolidated Statement of Income.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amount of cash equivalents, letters of credit, and long-term debt approximate fair value due to the short-term nature of the instruments and frequent repricing of long-term debt at market rates.

(2) Tax Benefit -- Founders' Shares

Certain employees of the Company purchased 2,000,000 restricted shares of Genlyte common stock in 1988. Prior to 1992 restrictions were lifted or expired on 2/3 of the shares. The remaining 1/3 expired in 1992, resulting in a tax benefit to the Company.

(3) Earnings per Common Share

Earnings per share are calculated utilizing the weighted average shares outstanding with the fully dilutive effect of outstanding stock options taken into account.

($ IN THOUSANDS EXCEPT PER SHARE DATA)

(4) Income Taxes

The components of income before income taxes and the provision for income taxes are as follows:

                            1994     1993      1992
----------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES:
  Domestic                 $6,206   $4,256  $(3,062)
  Foreign                   2,275    1,711     (580)
----------------------------------------------------
                           $8,481   $5,967  $(3,642)
====================================================
Provision (Benefit) for Income Taxes:
  Domestic:
    Currently payable       2,606    2,209    3,251
    Deferred                   (5)    (272)  (4,523)
  Foreign:
    Currently payable         784      753      626
    Deferred                   16      (64)    (804)
----------------------------------------------------
                           $3,401   $2,626  $(1,450)
====================================================

   As discussed in Note (1), the Company adopted SFAS No. 109 as of January 1, 1992. The cumulative effect on prior years of this change in accounting principle was an increase in net income of $3,670 or $.29 per share and is reported separately in the Consolidated Statement of Income for the year ended December 31, 1992.

   Future U.S. income taxes have not been provided on the undistributed earnings of international operations since they have been indefinitely reinvested in those operations. At December 31, 1994, such earnings aggregated $16,873. At December 31, 1994, the Company had $226 of foreign tax credit carryforwards that will be available to reduce taxes in future years. Valuation reserves of $226 have been established for foreign tax credits which may expire prior to utilization.

   The provision for income taxes includes a deferred component which arose from the recording of certain items in different periods for financial reporting and income tax purposes. The sources of the domestic differences and the tax effect of each are as follows:

                                      1994       1993       1992
-----------------------------------------------------------------
Depreciation                       $(1,186)   $(1,273)   $(1,376)
Inventory Valuation                    (41)      (237)      (662)
Facility Rationalization Reserve     1,500        105     (1,979)
Pension Accruals                      (470)       270        (77)
Bad Debt Reserve                        82        464       (247)
Other Accruals/Reserves                 94        177       (375)
Other, Net                              16        222        193
-----------------------------------------------------------------
  Total Domestic
  Deferred Tax Provision           $    (5)      (272)    (4,523)
=================================================================

In 1994, 1993, and 1992, the Company's effective tax rates were 40.1%, 44%, And 39.8%, Respectively, of income before income taxes. An analysis of the differences between the actual provision for income taxes and the provision at the U.S. Federal statutory tax rate is as follows:

                                1994       1993      1992
----------------------------------------------------------
Statutory Federal Rate       $ 2,883    $ 2,029   $(1,238)
State and Local Taxes, Net
  of Federal Tax Benefit         543        535       145
Other, Net                       (25)        62      (357)
----------------------------------------------------------
Total Provision (Benefit)
  for Income Taxes           $ 3,401    $ 2,626   $(1,450)
==========================================================

(5) Long-Term Debt
                                     1994      1993
----------------------------------------------------
  Revolving Credit Notes          $78,000   $ 88,000
  Industrial Revenue Bonds         10,500     10,500
  OTHER                               497      1,919
----------------------------------------------------
                                  $88,997   $100,419
Less: Current Maturities               45      7,060
----------------------------------------------------
  Total                           $88,952   $ 93,359
====================================================

In 1994, Genlyte amended the Revolving Credit and Term Loan Agreement (the "Amended Agreement") to provide for a Revolving Credit Facility (the "Facility") of $125,000 reducing to $110,000 over a two year period. The total borrowing under the Facility as of December 31, 1994 was $78,000. In addition, the Company has issued approximately $10,000 of Letters of Credit which reduce the amount available to borrow under the Facility. The interest rate, at the option of the Company, is a floating rate related to either (1) a reference rate determined by the Agent bank, or (2) the London Interbank Offered Rate (LIBOR), plus a fixed spread. In November 1994, a three-year interest rate cap which limited the maximum interest rate to 9% on $75,000 of loans under the Facility expired and was not renewed. The Company pays a commitment fee on the unused portion of the Facility. The Facility converts to a term loan on July 1, 1996 and is thereafter payable in installments through 1999. The amount outstanding under the Facility is secured by liens on U.S. accounts receivable, inventories, and machinery and equipment, as well as the investments in certain subsidiaries of the Company. The approximate fair value of assets subject to lien at December 31, 1994 was $178,000.

   The terms of the Amended Agreement include various covenants which, among others, limit the amounts that can be expended for cash dividends and purchases of Company stock. The payment of dividends is prohibited until such time as the debt/equity ratio falls below 50%. Thereafter, the payment of dividends is further conditioned upon satisfaction of net income thresholds as set forth in the Amended Agreement. No dividends were payable in 1994 since the debt/equity ratio condition was not satisfied. At December 31, 1994 and 1993 the Company was in compliance with all provisions of the Amended Agreement. Funds generated from operations combined with amounts available under the Facility are expected to fulfill anticipated cash requirements for the Company through 1995.

   The Company has $10,500 of variable rate demand Industrial Revenue Bonds comprised of three issues of $5,000, $4,500, and $1,000 payable in 2010, 2009,

($ IN THOUSANDS EXCEPT PER SHARE DATA)

and 2009, respectively. During 1994, the average interest rate on these bonds was 4.4%. The bonds are backed by a bank's letter of credit for the life of the bonds to guarantee payment of the bonds on the Company's behalf. The letter of credit is subject to annual renewals by the bank. The bonds are also secured by liens on the related facilities and equipment.

   The Company has mortgages and other debt at interest rates of 4.8% to 9.1% due from 1995 through 2001.

   The annual maturity requirements for long-term debt are summarized as follows:

Year Ending December 31
1996                                         $ 4,924
1997                                          19,553
1998                                          19,558
1999                                          34,266
2000 and thereafter                           10,651
----------------------------------------------------
Total Long-term Debt                         $88,952
----------------------------------------------------

(6) Stock Options

The Genlyte 1988 Stock Option Plan (the "Plan") was established in 1988 for the benefit of key employees and directors of Genlyte and its affiliates. The Plan provides that an aggregate of 2,000,000 shares of Genlyte Common Stock may be granted as non-qualified stock options, provided that no options may be granted if the number of shares of Genlyte Common Stock which may be issued upon the exercise of outstanding options would exceed the greater of 1,000,000 shares of Genlyte Common Stock or 10% of the issued and outstanding shares of Genlyte Common Stock.

   The option exercise prices are established by the Board of Directors of Genlyte and cannot be less than the higher of the book value or the fair market value of a share of common stock on the date of grant.

   There are two types of options issued to key employees under the Plan. Merit options are exercisable at the rate of 50% per year commencing two years after the date of the grant. Performance options are granted as incentives to certain key employees for attaining specific financial goals.

   Transactions under the Plan are summarized below:

                                                   Option Price
                                           Shares    Per Share
----------------------------------------------------------------
Outstanding December 31, 1991              562,096   $4.00-12.75
  Granted                                  649,167    4.53- 6.88
  Exercised                                (26,772)   4.00- 5.50
  Cancelled                               (194,336)   4.00-12.75
----------------------------------------------------------------
Outstanding December 31, 1992              990,155   $4.00-12.75
  Granted                                  177,300    4.53- 6.50
  Exercised                                (24,468)   4.00- 5.50
  Cancelled                               (212,104)   4.00-12.75
----------------------------------------------------------------
Outstanding December 31, 1993              930,883   $4.53-12.75
  Granted                                  176,750    4.75- 5.50
  Cancelled                                (94,250)   4.53-12.75
----------------------------------------------------------------
Outstanding December 31, 1994            1,013,383   $4.53- 8.75
----------------------------------------------------------------

   At year-end 1994, there were 356,492 outstanding options currently exercisable.

   No accounting recognition is given to stock options until they are exercised, at which time Genlyte recognizes in Additional paid-in capital the tax benefit resulting from the difference between the option price and the fair market value of the common stock.

(7) Preferred Stock Purchase Rights

In August 1989, the Company declared a dividend of one preferred stock purchase right on each share of the Company's common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth share of a new series of junior participating cumulative preferred stock at an exercise price of $75.00 per share. The right may only be exercised within ten (10) business days after a person or group of persons (the "Holder") acquire, or commence a tender offer to acquire, 20% or more of Genlyte's outstanding common stock, or upon declaration by the Board of Directors. Upon the acquisition by the Holder of 20% or more of the Company's outstanding common stock, each right would represent the right to purchase for $75.00, shares of the Company common stock with a market value of $150.00. The rights may be redeemed by the Company at a price of $.01 per right and can be amended by the Company's Directors during the ten (10) day period prior to the exercise date. These rights expire in 1999.

   The preferred stock purchased upon exercise of the rights will be entitled to a minimum annual preferential dividend of $1.00 and a minimum liquidation payment of $1.00 per one-hundredth share of the preferred stock. If the Company were to enter into certain business combination or disposition transactions with the Holder, each right would also be entitled to purchase for $75.00, shares of the Holder's common stock with a market value of $150.00.

(8) Pension Plans

Genlyte has several pension plans which cover the majority of its employees. The Genlyte Corporation Retirement Plan is the Company's principal retirement plan and covers most of the employees of the Company. Benefits under that plan are based on years of service and average compensation during five consecutive years within the last ten years of employment. The Company's pension plan assets consist primarily of publicly traded equity or debt securities. Pension costs under the Company's retirement plans are actuarially computed. Annual contributions are made to the plans in amounts approximately equal to the amounts accrued for pension expense.

   The Company's pension cost for 1994, 1993, and 1992 consists of the following:

                                   1994         1993         1992
------------------------------------------------------------------
Service cost benefits earned
  during the year                $ 1,052      $ 1,247      $ 1,113
Interest cost on benefits
  earned in prior years            3,006        2,813        2,704
Actual return on plan assets          (2)      (2,984)      (2,299)
Net deferral                      (2,426)         569          (47)
Amortization                         289          319          312
------------------------------------------------------------------
Net pension cost                 $ 1,919      $ 1,964      $ 1,783
------------------------------------------------------------------

($ IN THOUSANDS EXCEPT PER SHARE DATA)

   At December 31, 1994 the Genlyte Corporation Retirement Plan had plan assets which exceeded accumulated benefit obligations. In addition, during 1994 several plans had accumulated benefit obligations which exceeded plan assets. At December 31, 1993 the accumulated benefit obligations of the plans exceeded plan assets. The following tables summarize the funded status of the Company's pension plans and the related amounts that are recognized as liabilities in the consolidated balance sheet:

                                      Assets Exceed
                                  Accumulated Benefits
                                              1994
-----------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                  $27,478
  Non-vested benefit obligation                  266
-----------------------------------------------------
  Accumulated benefit obligation              27,744
  Effect of estimated future increases
    in compensation                            4,231
-----------------------------------------------------
  Projected benefit obligation                31,975
Plan assets at fair value                     28,744
-----------------------------------------------------
Projected benefit obligation in excess
    of plan assets                            (3,231)
  Unrecognized net obligation at adoption        669
  Unrecognized net benefit since adoption     (2,748)
  Unrecognized prior service cost               (131)
-----------------------------------------------------
Accrued pension liability as of
  December 31                                $(5,441)
-----------------------------------------------------

                                                     Accumulated Benefits
                                                        Exceed Assets
                                                      1994          1993
--------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                         $  8,305      $ 39,646
  Non-vested benefit obligation                          213           705
--------------------------------------------------------------------------
  Accumulated benefit obligation                       8,518        40,351
  Effect of estimated future increases
    in compensation                                       39         4,700
--------------------------------------------------------------------------
  Projected benefit obligation                         8,557        45,051
Plan assets at fair value                              3,344        33,864
--------------------------------------------------------------------------
Projected benefit obligation in excess
    of plan assets                                    (5,213)      (11,187)
  Unrecognized net obligation at adoption                422         1,268
  Unrecognized net (benefit) obligation
        since adoption                                   (41)          947
  Unrecognized prior service cost                      1,151           939
--------------------------------------------------------------------------
Accrued pension liability as of
  December 31                                       $ (3,681)     $ (8,033)
--------------------------------------------------------------------------

   The discount rates and rates of increase in future compensation levels used in determining the actuarial present value of the liabilities recognized on the consolidated balance sheet were 8% and 5%, respectively, at September 30, 1994 and 6.5% and 5%, respectively, at September 30, 1993. The expected long-term rate of return on plan assets was 8% at September 30, 1994 and 1993.

   The Company has a number of plans for hourly personnel, primarily union (single or multi-employer) pension plans, for which the Company's obligation is a defined contribution amount. The basis for the contribution includes union contract amounts, usually based on an amount per hour worked, and percentages of employee contributions. Expense amounts recorded under these plans were $491, $597, and $556 in 1994, 1993, and 1992, respectively.

   Genlyte also maintains several defined benefit plans covering substantially all employees of its Canadian subsidiary (Canlyte, Inc.). Net pension costs for this plan included the following:

                             1994     1993     1992
----------------------------------------------------
Service cost benefits
  earned during the year      $114     $103     $182
Interest cost on benefits
  earned in prior years        222      213      234
Actual return on plan assets  (502)    (478)    (380)
Net deferral                   243      255      159
Amortization                    (4)      (4)       6
----------------------------------------------------
Net pension cost              $ 73     $ 89     $201
----------------------------------------------------

The funded status of the plan is as follows:
                                                      1994         1993
------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                         $ 2,654      $ 2,590
  Non-vested benefit obligation                          78           70
------------------------------------------------------------------------
  Accumulated benefit obligation                      2,732        2,660
  Effect of estimated future increases
    in compensation                                     263          262
------------------------------------------------------------------------
  Projected benefit obligation                        2,995        2,922
Plan assets at fair value                             3,525        3,376
------------------------------------------------------------------------
Projected benefit obligation in excess
    of plan assets                                      530          454
  Unrecognized net benefit at adoption                  (52)         (59)
  Unrecognized net benefit since adoption              (244)        (256)
------------------------------------------------------------------------
Prepaid pension cost as of December 31              $   234      $   139
------------------------------------------------------------------------

   The discount rates and rates of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8% and 5%, respectively, at December 31, 1994 and 7% and 4%, respectively, at December 31, 1993. The expected long-term rate of return on assets was 8% at December 31, 1994 and 7% at December 31, 1993.

(9) Facility Rationalization Expense

In the fourth quarter of 1992, the Company recorded a pre-tax charge of $6,150 to establish a reserve for the costs associated with the Company's decision to consolidate facilities and improve the manufacturing processes in its remaining plants. The Company's facility rationalization plan included: relocation of DFT's leased manufacturing and distribution operations in Cleveland, Ohio to an existing owned facility in Elgin, Illinois; closure of its Prodel operations in Quebec City, Canada, and sale of the existing building; downsizing of manufacturing and distribution facilities in Edison, New Jersey and Compton, California; and the transfer of certain Lightolier Headquarters staff to Lightolier's expanded Fall River, Massachusetts facility. The company intended to complete all aspects of the facility rationalization plan during 1993, but union negotiations and construction at the Fall River facility created significant delays in implementation. As a result, charges against the reserve in 1993 totaled only $677 of which $390 required cash. During 1994, the Company charged an additional $4,575 against the reserve, using cash of approximately $4,081. Charges against the reserve during 1994 are summarized as follows:

Category                                     Charges
----------------------------------------------------
Personnel Relocation Costs                    $2,727
Severance Costs                                1,250
Inventory Write-down                             299
Plant and Equipment Write-down                   286
----------------------------------------------------
Other Costs                                       13
----------------------------------------------------
Total                                         $4,575
----------------------------------------------------


Location                                     Charges
----------------------------------------------------
Elgin                                         $2,326
Headquarters                                   1,340
Prodel                                           909
Total                                         $4,575
----------------------------------------------------

   Proceeds from the sale of the Prodel facility were received in September 1994. The Company expects the facility rationalization plan to generate operating profit improvements, primarily representing labor cost savings, in excess of $4,400 per year beginning in 1995; specific results will be difficult to measure as operating efficiencies may occur for reasons not directly associated with the consolidation process. The margin improvements in 1994 were offset by indirect costs and inefficiencies resulting from relocation.

   The remaining $898 of the reserve will be utilitized in 1995.

(10) Lease Commitments

The Company rents office space, equipment, and computers under noncancellable operating leases. Rental expense during 1994, 1993, and 1992 amounted to $4,828, $4,746, and $4,913, respectively. Future required minimum rental payments as of December 31, 1994 were as follows:

1995                                          $ 4,595
1996                                            2,801
1997                                            1,530
1998                                            1,248
1999                                            1,092
AFTER 1999                                      4,453
-----------------------------------------------------
Total                                         $15,719
-----------------------------------------------------

(11) Contingencies

Genlyte is a defendant in various lawsuits. In particular, the Company has been named as one of a number of corporate and individual defendants in several actions commenced in August 1993 in the U.S. District Court in New York. The actions are on behalf of a purported class of alleged creditors of Keene Corporation ("Keene"), seeking from the defendants damages of an unspecified amount, rescission of certain asset sale and stock transactions, and other relief. With respect to Genlyte, the complaint principally maintains that certain lighting assets of Keene were sold to Genlyte in 1984 at less than fair value while both Keene and Genlyte were wholly-owned subsidiaries of Bairnco Corporation. The suits also allege that Genlyte, and the other corporate defendants, were successors to and alter egos of Keene.

   These cases remain stayed by order of the United States Bankruptcy Court due to the December 1993 filing by Keene of a petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code.

   In April 1994, an independent Examiner was appointed by the Bankruptcy Court in the Keene bankruptcy proceeding to investigate the viability of the claims asserted in the stayed cases and the applicability of statutes of limitations to bar such claims. A preliminary report by the Examiner addressing the issues was released on September 23, 1994. Such report has been submitted to the Bankruptcy Court for further proceedings on or after March 30, 1995.

   Additionally, the Company is a defendant and/or potentially responsible party with other companies in actions and proceedings under state and federal environmental laws including the federal Comprehensive Environmental Response Compensation and Liability Act, as amended ("Superfund"). Such actions include, but are not limited to, the Keystone Sanitation Landfill site located in Pennsylvania, in which the United States Environmental Protection Agency has sought remedial action and reimbursement for past costs.

   Management does not believe that the disposition of the lawsuits and/or proceedings will have a material effect on the Company's financial condition or results of operations.

(12) Geographical Information

The Company has operations throughout North America. Information about the Company's operations by geographical area for the years ended December 31, 1994, 1993, and 1992, is as follows:

                          Net     Operating
                         Sales     Profit    Assets
----------------------------------------------------
1994
   United States       $374,677   $18,262   $214,433
   Foreign               58,013     2,193     29,381
----------------------------------------------------
   Total               $432,690   $20,455   $243,814
----------------------------------------------------
1993
   United States       $368,489   $16,994   $214,595
   Foreign               60,654     2,333     29,941
----------------------------------------------------
   Total               $429,143   $19,327   $244,536
----------------------------------------------------
1992
   United States       $364,078   $ 9,414   $224,147
   Foreign               61,310       164     32,777
----------------------------------------------------
   Total               $425,388   $ 9,578   $256,924
----------------------------------------------------

                    [PICTURE SHOWING THE BOARD OF DIRECTORS]

     Board of Directors (back row): FRANK METZGER, DAVID M. ENGELMAN, GLENN W. BAILEY, ROBERT B. CADWALLADER; (seated): FRED HELLER, AVRUM I. DRAZIN, LARRY K. POWERS


        CORPORATE DIRECTORY

BOARD OF     AVRUM I. DRAZIN+                         ROBERT B. CADWALLADER              FRED HELLER
DIRECTORS    Chairman                                 President                          Chairman Emeritus
             The Genlyte Group Incorporated           Cadwallader Company Inc. &         The Genlyte Group Incorporated
             President                                Cadwallader Fabrics Inc.
             Canlyte Incorporated                                                        FRANK METZGER
                                                      DAVID M. ENGELMAN                  President
             LARRY K. POWERS+                         Director                           Metzger & Company
             President and Chief Executive Officer    The Genlyte Group Incorporated
             The Genlyte Group Incorporated

             GLENN W. BAILEY
             Chairman
             Keene Corporation


EXECUTIVE    STEVEN R. CARSON                         NEIL M. BARDACH*                  DENNIS MUSSELMAN
COMMITTEE    Vice President and General Manager       Vice President and                Vice President and General Manager
             Controls                                 Chief Financial Officer           Hadco

             ZIA EFTEKHAR                             CHARLES M. HAVERS                 GEORGE O'DONNELL
             President                                President                         Vice President and General Manager
             Lightolier                               Supply Division,                  Wide-Lite/Bronzelite
                                                      including
              + Also an officer and member of         Stonco, Crescent, and ExceLine    DONNA R. RATLIFF*
                the Executive Committee.                                                Vice President - Administration
              * Also an officer of the company.       RENE MARINEAU                     And Corporate Secretary
                                                      President
                                                      Lightolier/CFI


GENLYTE LIGHTING THE WAY -- TOGETHER


                          [PICTURE SHOWING BOARDWALK]

We are customer focused and we will strive to meet or exceed the expectations of our customers.

--------------------------------------------

We value and respect each employee as an individual--we listen to, trust, and serve each other.

--------------------------------------------

We believe that all employees are entitled to fair treatment, a safe and healthy work environment, the opportunity to grow, and an honest day's pay for an honest day's work. We strive to promote from within.

--------------------------------------------

We have a sense of urgency and will respond to problems and opportunities immediately.

--------------------------------------------

We are committed to the development of a well trained and motivated sales organization to best serve the needs of our customers.

--------------------------------------------

We deliver high quality products on time, and we always stand behind them.

--------------------------------------------

We design and manufacture innovative products and provide superior lighting solutions.

--------------------------------------------

We are cost conscious with regard to our business decisions and our expenditures.

--------------------------------------------

We operate in a global market and must be a low cost producer in order to compete.

--------------------------------------------

We must provide our stockholders with a fair rate of return on their investments.

--------------------------------------------

We adopt total quality management concepts and strive for continuous improvements in all aspects of our operations.

--------------------------------------------

We focus on the vital few--those activities, customers, products, and processes which provide the greatest return.