Form 10-K405, Exhibit 13
period 1995-12-31
GENLYTE GROUP INC
filed 1996-03-29
CIK 833076

Lighting The Way -- Together





                                  GENLYTE LOGO







                                                       1995 Annual Report

Contents

               Financial Highlights ........................    1
               Letter to Stockholders ......................    2
               The Genlyte Business Ideals .................    4
               Genlyte Businesses ..........................    5
               Genlyte Products ............................    6
               Selected Financial Data .....................   14
               Management's Discussion and Analysis ........   15
               Consolidated Financial Statements ...........   16
               Notes to Consolidated Financial Statements ..   20
               Corporate Directory .........................   25






Corporate Offices
100 Lighting Way
Secaucus, NJ  07096-1508
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

Annual Meeting
The Annual Stockholders'
Meeting will be held at
The Genlyte Group Incorporated,
100 Lighting Way
Secaucus, NJ on
April 24, 1996

The Genlyte Mission

   Profitably achieve a number one or two position in targeted lighting markets by dedication to product leadership, total customer satisfaction, and continuous improvement in all aspects of our operations.

Financial Highlights

(Amounts in thousands except for per share data)

--------------------------------------------------------------------------------
Year                                       1995           1994           1993
--------------------------------------------------------------------------------

Operating Results
Net Sales                                $445,660        432,690        429,143
Gross Margin Percentage                     31.1%          30.1%          29.7%
Operating Profit                         $ 22,603         15,986         14,053
Net Income                               $  8,330          5,080          3,341
Earnings Per Share                       $   0.65           0.40           0.26

(Amounts in thousands except for per share data)

--------------------------------------------------------------------------------
Year                                       1995           1994           1993
--------------------------------------------------------------------------------

Balance Sheet Data
Current Assets                           $155,115        160,968        156,013
Total Assets                             $235,091        243,814        244,536
Current Liabilities                      $ 75,289         70,618         70,200
Long-term Debt,
    including current portion            $ 65,946         88,997        100,419
Stockholders' Investment                 $ 73,957         64,806         60,842
Book Value Per Share                     $   5.74           5.09           4.78

To Our Stockholders

We at Genlyte are pleased with our achievements in 1995. Every measure of our financial results improved. Even more important is that our 1995 activities set the stage for continued improvement in the Company's performance for 1996 and beyond.

In today's global market, we must remain competitive by refining and improving our manufacturing technology and operational efficiencies. During 1995, we improved the utilization of our manufacturing facilities by consolidating the product lines from under-utilized factories into existing Genlyte facilities. In 1996, we will consolidate two more product lines into existing facilities, as well as move our corporate headquarters from a leased facility in Secaucus, New Jersey, to an existing Genlyte facility in Union, New Jersey. We have begun a major expansion at our manufacturing operation in Camargo, Mexico, which should be completed early in the second quarter of 1996. This facility, when completed, will be a low cost producer of an array of Genlyte products for North America and will also serve to enhance our service position in the international markets, particularly in Central and South America.

[PHOTO: Larry K. Powers and Avrum I. Drazin]

We are making significant progress in total quality management. Innovative engineering, coupled with advanced manufacturing techniques have assured Genlyte of the highest quality products in the lighting industry. Our progress is further demonstrated by two of our major facilities, Lightolier in Lachine, Canada, and Crescent Lighting in Barrington, New Jersey, which have distinguished themselves by achieving ISO 9000 certification.

Another major initiative for Genlyte in 1995, which will continue in 1996, is improving our customer service. We recognize that no matter how well our products perform, service will ultimately differentiate us from our competition. We have made a major investment in software, telecommunications, and personnel to improve our communications and our ability to respond immediately to our customers' needs. Advances in marketing such as CD-ROM catalogs and TechExpressTM use modern information delivery systems to inform customers of product capabilities, as well as a productivity tool for our sales organization. As we look forward, our goal is to make Genlyte easier to do business with and to provide all customers with superior service and lighting solutions.

A major milestone in 1995 was Lightolier's launch of Lightstyles(TM) and the Designing With Light(SM) total marketing program. A key component of this program is the Designing With Light(SM) television program which was piloted in several regions across the United States and which will be released nationwide during 1996. It will be the first nationally televised advertising campaign which will expose millions of viewers to the magic and impact of lighting and lighting controls. They will see the incredible effect that proper, yet affordable lighting can make in their homes. We expect this to be highly successful and just the beginning of other such television events. If you would like a free video copy of our first television show or of Lightolier's Designing With Light(SM) catalog, please write or call our Investor Relations Department.

As a part of the final steps in the relocation of Lightolier's headquarters to Fall River, Massachusetts, we are planning the grand opening of the Genlyte Technical Center, located there. This state-of-the-art facility, modeled after our very successful Lighting Concept Centre in Toronto, Canada, is aimed at positioning Genlyte as the industry leader. The Center will showcase products from all Genlyte divisions and will enable our National Accounts and International sales organizations to show their customers, in person, Genlyte's overall capabilities. It will also provide a comprehensive educational forum for lighting industry professionals and serve as a living classroom for customers, specifiers, and our sales force.

These are indeed exciting times for Genlyte. Our improved financial performance in 1995 included a $23 million pay down of long-term debt. Although we believe that the economy may be somewhat sluggish in 1996, we feel that we are poised to take advantage of opportunities in the marketplace. We also believe that our investments in people, products and customer service will provide us with the ability to continue to improve our financial performance.

Last year, we shared with you Genlyte's vision for the future. We have once again featured our business ideals on the following page to serve as a reminder of our focus: Customers, Employees, and Stockholders, LIGHTING THE WAY-TOGETHER. We are grateful to all of you for your continued support of the entire Genlyte team. We will make 1996 another excellent year.


/s/ Larry K. Powers                                    /s/ Avrum I. Drazin

Larry K. Powers                                        Avrum I. Drazin
President and Chief Executive Officer                  Chairman of the Board

Genlyte
    Lighting the Way -- Together

We are customer focused and we will strive to meet or exceed the expectations of our customers.

--------------------------------------------------------------------------------

We value and respect each employee as an individual-we listen to, trust, and serve each other.

--------------------------------------------------------------------------------

We believe that all employees are entitled to fair treatment, a safe and healthy work environment, the opportunity to grow, and an honest day's pay for an honest day's work. We strive to promote from within.

--------------------------------------------------------------------------------

We have a sense of urgency and will respond to problems and opportunities immediately.

--------------------------------------------------------------------------------

We are committed to the development of a well trained and motivated sales organization to best serve the needs of our customers.

--------------------------------------------------------------------------------

We deliver high quality products on time, and we always stand behind them.

--------------------------------------------------------------------------------

We design and manufacture innovative products and provide superior lighting solutions.

--------------------------------------------------------------------------------

We are cost conscious with regard to our business decisions and our expenditures.

--------------------------------------------------------------------------------

We operate in a global market and must be a low cost producer in order to compete.

--------------------------------------------------------------------------------

We must provide our stockholders with a fair rate of return on their investments.

--------------------------------------------------------------------------------

We adopt total quality management concepts and strive for continuous improvements in all aspects of our operations.

--------------------------------------------------------------------------------

We focus on the vital few-those activities, customers, products, and processes which provide the greatest return.

Genlyte

Genlyte focuses on specific lighting market segments with a goal to attain a number one or two position. We use a variety of brand names, each attuned to the specific dynamics of its particular market segment. Genlyte uses a network of direct and independent sales representatives, specialized in different markets and products. A single National Accounts group represents all brands directly to corporate end-users. International sales are coordinated across brand and division lines.

Lightolier High quality, innovative lighting for residential and commercial interiors: downlighting, track lighting, decorative, fluorescent, and controls.

Forecast Decorative lighting sold to the residential market through lighting showrooms.

Controls Electronic dimming and energy-saving lighting controls for both residential and commercial applications.

Supply Division:
Stonco, Crescent & ExceLine
   Standard, high-volume, contractor-friendly indoor and outdoor lighting distributed through electrical wholesalers and sold primarily to electrical contractors.

Wide-Lite Energy-efficient, high intensity discharge (HID) indoor and outdoor lighting products and controls for commercial, industrial, and recreational lighting applications.

Bronzelite High quality, specification grade landscape lighting for commercial applications.

Hadco Specification grade exterior architectural lighting for municipal, institutional, commercial, and landscape applications.

Diamond F Decorative residential lighting fixtures sold through do-it-yourself
   (DIY) home centers.

Canlyte  Sale in Canada of Lightolier,
   CFI, Keene, Wide-Lite, Stonco, and Hadco product lines.

Genlyte Products

Genlyte markets six basic product lines: Decorative, Downlighting, Track, Fluorescent, Controls, and Outdoor. Together, they represent one of the broadest ranges of fixtures and controls in the lighting industry. The breadth of our product lines enables us to offer customers complete lighting solutions, rather than just individual fixtures. Decorative lighting represents a major segment of the residential lighting market. Decorative lighting is also used commercially in restaurants, hotels and upscale retail and office spaces. Success requires a deft touch for styling, good "visible value," and a continuously fresh assortment.

   Genlyte uses three brands to target different decorative customers:
Lightolier offers a distinctive "clean line" aesthetic and commercial-grade product line that appeals to designers; Forecast offers consumers more choice and style in a broad range of prices; and Diamond F offers the home center buyer today's fashion at the most affordable prices.

Decorative Lighting

   In 1995, Genlyte made a major commitment to keeping its decorative product line fresh, with over 800 new products across our entire brand spectrum. The new collections include distinctive pendants (which highlight new style trends) and strong entries in the fast moving bath and indoor/outdoor categories. These are being supported by widely distributed catalogs and Lightolier's brand new Designing With Light(SM) television program.

[Photo] [Caption: Alabaster pendants warm up this law office library.]

[Photo] [Caption: Lightolier Capriccio halogen pendant]

[Photo] [Caption: Diamond F frosted glass Capiz shell pendant]

[Photo] [Caption: Forecast Ice pendant]

[Photo] [Caption: Lightolier track lighting provides flexibility for Crate & Barrel.]

[Photo] [Caption: Lytecaster MR16 Mini Swivel]

[Photo] [Caption: Lytecaster Glass Collar Lytegem]

[Photo] [Caption: Lytespan Matrix 16 Miniform]

Downlighting - small fixtures recessed in the ceiling - is the hallmark of architectural lighting design. Downlights light people, objects, and building features, while blending into the architecture. They are used throughout commercial and institutional construction and have become a standard element in home lighting.

Downlighting

   Lightolier is the most recognized name in quality downlights in the United States and Canada. Lightolier enjoys strong acceptance in the commercial marketplace for its broad assortment, optical performance, and product quality. By integrating controls technology, Genlyte has created Power Spec(TM)electronic downlights, which deliver the very best in energy effectiveness and user comfort.

   Residential downlighting is high fashion today and so plays an important part of Designing With Light.(SM) In 1995, Lightolier introduced a new high-grade residential downlight that outperforms ordinary fixtures when embedded in the ceiling insulation typical in today's homes.

Pioneered by Lightolier 30 years ago, track lighting is the first choice for flexible accent and display applications, such as stores and museums, and for highlighting art and collectibles in homes. Because the lighting elements can be placed anywhere on the track, track lighting also simplifies remodeling.

Track Lighting

   Lightolier is the number one brand of track lighting in America for commercial applications. Genlyte maintains its position with proven quality and a flow of advanced products, such as compact fluorescent fixtures, which save 70% on energy consumption.

   In 1995, Lightolier turned its focus to residential applications and introduced Radius,(TM) a new rounded, low profile track and the first such product styled specifically for home use. Combined with small Miniforms,(TM) Radius(TM) creates a softer, more pleasing installation than bulkier products. Track lighting also figures importantly in Designing With Light.(SM)

Fluorescent is the most common choice for commercial lighting applications. Well designed fixtures, using the most advanced light sources available provide economical pleasing light.

Fluorescent Lighting

   Genlyte divides its fluorescent lighting into two complementary businesses. Standard, off-the-shelf products are the focus of the Crescent brand. High performance architectural products are marketed by Lightolier. The two businesses are successfully combined at CFIin Canada. This diversified approach enables Genlyte to compete against commodity producers while creating a flow of proprietary designs for such applications as specialty retailing, office task lighting, and health care.

   In 1995, Genlyte's U.S. and Canadian operations jointly launched the Advanced Lighting Systems for computer work areas. Developed with the support of the Electric Power Research Institute and the Niagara Mohawk Power Company, these systems combine overhead lighting, indirect lighting, furniture-mounted task lighting, and wall washing with energy controls. The Advanced Lighting Systems, which received ten citations from the Illuminating Engineering Society Progress Report, are the first to meet the new American Office Lighting Standard, at an energy savings of one watt per square foot.

Electronic lighting controls are a fast growing market with both residential and commercial applications. Since controls are the part of the lighting system people actually touch every day, they offer a unique opportunity to increase the appreciation and value of lighting in general.

Lighting Controls

   Genlyte produces both aesthetic controls, which adjust lighting for different moods and activities, and energy controls, which turn off or dim lighting when it is not needed. Both types of products make lighting more economical and convenient to use. Most controls are marketed under the Lightolier brand. Genlyte is a leader in digital technology, which offers increased function at steadily declining cost. Genlyte designs its own chips; and it is the only company that effectively integrates electronics and optics into its fixtures.

   Easy to operate, electronic dimmers play a significant role in the Designing With Light(SM) television program.

[Photo] [Caption: Advanced Lighting System fluorescent fixture]

[Photo] [Caption: MultiSet digital dimming controls]

[Photo] [Caption: Lightolier provides fluorescent and display lighting for Musicland.]

[Photo] [Caption: Landscape lighting adds both security and elegance to this suburban residence.]

[Photo] [Caption: Wide-Lite Effex series precision high wattage floodlight]

[Photo] [Caption: Hadco Bullyte landscape spotlight]

[Photo] [Caption: Keene-Widelite/Exceline Constar high intensity discharge fixture]

Outdoor/HID lighting is a broad category and one of the fastest growing in the industry. Traditional safety and security needs are being augmented by interest in the aesthetic value outdoor lighting can provide. Residential uses include landscape and decorative street lighting. Commercial uses include landscape, security and area lighting, garage and other building-mounted applications, and floodlighting.

Outdoor/HID Lighting

   Genlyte addresses different outdoor/HID opportunities with distinctive brands. Hadco is a leader in landscape lighting for residential and commercial applications and also specializes in decorative street and area lighting. Wide-Lite is a leader in high-performance floodlighting and other HID products for interior and exterior applications. Exceline combines cost-effective designs with performance features primarily focused on commercial applications. Stonco provides economical, easily-installed products for contractors. Keene-Widelite combines a broad array of HID interior and exterior products for the Canadian market.

   Genlyte's technical and application expertise adds value to the highly specialized outdoor lighting market. Genlyte stands out for our ability to harness the complex, high-intensity sources used outdoors and to create highly durable products.

   In 1995, Hadco significantly expanded its line of landscape lighting products utilizing corrosion-resistant composite materials. These durable products are designed to meet the increasing demand for use in harsh environments.

Selected Financial Data

Summary of Operations ($ in Thousands)

                                                                       1995         1994         1993          1992          1991
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                            $445,660      432,690      429,143       425,388       428,481
Gross profit                                                         $138,768      130,047      127,532       123,656       130,307
Facility rationalization expense                                     $    -            -            -           6,150           -
Operating profit                                                     $ 22,603       15,986       14,053         5,307        16,081
Interest expense, net                                                $  7,986        7,505        8,086         8,949        12,717
Income (loss) before income taxes and cumulative effect
   of a change in accounting principle                               $ 14,617        8,481        5,967        (3,642)        3,364
Income tax provision (benefit)                                       $  6,287        3,401        2,626        (1,450)        1,344
Net income (loss) before cumulative effect
   of a change in accounting principle                               $  8,330        5,080        3,341        (2,192)        2,020
Cumulative effect of a change in accounting principle                $    -            -            -          (3,670)          -
Net income                                                           $  8,330        5,080        3,341         1,478         2,020
Return on:
   Net sales                                                              1.9%         1.2%         0.8%          0.4%          0.5%
   Average stockholders' investment                                      12.0%         8.1%         5.6%          2.5%          3.5%
   Average capital employed                                               8.7%         6.1%         4.7%          3.7%          4.9%
------------------------------------------------------------------------------------------------------------------------------------
Year-End Position ($ in Thousands)
Working capital                                                      $ 79,826       90,350       85,813       100,026       105,424
Plant and equipment, net                                             $ 64,149       68,895       73,633        82,139        91,798
Total assets                                                         $235,091      243,814      244,536       256,924       265,069
Capital employed:
   Total debt                                                        $ 67,182       90,047      100,419       117,797       129,982
   Stockholders' investment                                          $ 73,957       64,806       60,842        58,536        58,377
------------------------------------------------------------------------------------------------------------------------------------
   Total capital employed                                            $141,139      154,853      161,261       176,333       188,359
------------------------------------------------------------------------------------------------------------------------------------
Per Share Data
Net income (Primary and fully diluted):                              $   0.65         0.40         0.26          0.12          0.16
Stockholders' investment per average share outstanding               $   5.78         5.05         4.75          4.56          4.53

Market price range:
   High                                                              $      8        5 1/2            7         7 1/4         7 1/2
   Low                                                               $      4        3 1/2        2 3/8         4 1/4         3 7/8
------------------------------------------------------------------------------------------------------------------------------------
Other Data ($ in Thousands)
Orders on hand                                                       $ 51,093       50,379       43,246        49,495        48,761
Depreciation and amortization                                        $ 15,657       16,886       16,308        18,639        18,961
Capital expenditures (a)                                             $ 10,368       11,884       10,261         8,850        10,206
Average shares outstanding (b)                                         12,804       12,834       12,807        12,848        12,876
------------------------------------------------------------------------------------------------------------------------------------
Current ratio                                                             2.1          2.3          2.2           2.7           3.1
Interest coverage ratio                                                   2.8          2.1          1.7           0.6           1.3
Debt to total capital employed                                           47.6%        58.2%        62.3%         66.8%         69.0%
Number of stockholders                                                  1,865        1,970        2,153         2,334         2,501
Average number of employees                                             2,657        2,838        2,999         3,051         3,189
Sales per employee                                                   $167,731      152,463      143,095       139,400       134,400
------------------------------------------------------------------------------------------------------------------------------------

(a) Exclusive of acquired businesses' plant and equipment at date of acquisition
(b) Including common stock equivalents

Management's Discussion and Analysis

Results of Operations:

Net sales during 1995 increased by $13.0 million, or 3.0%, from 1994 following a $3.5 million, or 1%, increase from 1993 to 1994. During 1995 sales increased across a broad spectrum of Genlyte's products including HID Outdoor Lighting, Track, Recessed Downlights, and Fluorescent Lighting. Sales declines in the Company's Diamond F division offset some of the growth provided by the other divisions. The average value of the Canadian dollar was essentially unchanged during 1995.

   Gross profit was $138.8 million in 1995, $130.0 million in 1994 and $127.5 million in 1993. The improvements in gross margin rates during 1995 resulted from ongoing cost containment programs, productivity improvements, continued facility rationalization, and the elimination of lower margin products.

   Selling and administrative expenses were 26.1% of sales in 1995, 26.4% of sales in 1994, and 26.4% of sales in 1993. The benefits of headcount and other cost reductions during 1995 were partially offset by additions to valuation reserves. During 1994, reduced expenditures due to cost containment were offset by duplicate facility costs incurred by Diamond F in the transition from the Cleveland facility to Elgin, Illinois.

   Net interest expense increased by $0.5 million in 1995 with higher interest rates partially offset by lower average borrowings. Net interest expense decreased by $0.6 million from 1993 to 1994 due to lower average borrowings offset partially by rising interest rates throughout the year.

   The Company's effective tax rates for 1995, 1994, and 1993 were 43%, 40%, and 44%, respectively. Increases in federal and state tax rates accounted for the 3% increase during 1995. Lower Canadian tax expense and utilization of U.S. foreign tax credit carryforwards resulted in the 4% effective rate decrease during 1994.


Liquidity and Capital Resources

Cash and cash equivalents were $0.3 million in 1995, $3.2 million in 1994, and $3.3 million in 1993. Operations generated $29.0 million, $23.4 million, and $28.4 million in 1995, 1994, and 1993, respectively. These funds were used principally to pay down debt and to fund capital expenditures. Strength in the Canadian dollar resulted in a favorable exchange rate gain during 1995 of $0.9 million while weakness in the dollar caused unfavorable rate changes of $1.9 million and $0.5 million during 1994, and 1993, respectively.

   Investments in more advanced machinery, equipment and tooling for production methods improvement and for new product introduction accounted for most of the Company's capital expenditures during 1995, 1994, and 1993. During 1994, expenditures also included plant expansion at Fall River (Lightolier) and leasehold improvements at Elgin (Diamond F).

   On November 15, 1995 Genlyte entered into a new Revolving Credit Agreement (the "Agreement") to provide for a Revolving Credit Facility (the "Facility") of $120 million reducing to $70 million over a five-year period, replacing the Revolving Credit Facility which had been in place at that date. Net reductions in bank debt outstanding for 1995 and 1994 were $23.1 million and $10.4 million, respectively. The Company expects that funds provided by operations combined with amounts available under the Facility will be sufficient to meet cash requirements through 1996. Amounts outstanding under the Facility are secured by liens on U.S. accounts receivable, inventories, and machinery and equipment, as well as investments in certain subsidiaries of the Company.

Consolidated Statements of Income

The Genlyte Group Incorporated
and Subsidiaries

($ in thousands
except per
share data)

--------------------------------------------------------------------------------
For the year ended December 31,                   1995        1994        1993
--------------------------------------------------------------------------------
Net Sales                                       $445,660    $432,690    $429,143
    Cost of sales                                306,892     302,643     301,611
--------------------------------------------------------------------------------
Gross Profit                                     138,768     130,047     127,532
     Selling & administrative expenses           116,165     114,061     113,479
--------------------------------------------------------------------------------
Operating Profit                                  22,603      15,986      14,053
     Interest expense, net                         7,986       7,505       8,086
--------------------------------------------------------------------------------
Income Before Income Taxes                        14,617       8,481       5,967
     Income Tax Provision                          6,287       3,401       2,626
--------------------------------------------------------------------------------

Net Income                                      $  8,330    $  5,080    $  3,341
--------------------------------------------------------------------------------

Earnings Per Share                              $   0.65    $   0.40    $   0.26
--------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


Quarterly Results of Operations (Unaudited)

($ in thousands
except per
share data)

                                             Quarter
--------------------------------------------------------------------------------
1995                           1st        2nd        3rd        4th    Full Year
--------------------------------------------------------------------------------
Net Sales                   $110,238    110,967    112,908    111,547    445,660
Operating Profit            $  4,930      5,486      5,772      6,415     22,603
Net Income                  $  1,622      1,911      2,169      2,628      8,330
Earnings per Share          $   0.13       0.15       0.17       0.20       0.65
Market Price:
  High                      $  5 1/8      6 1/4      6 7/8          8          8
  Low                       $      4      4 1/2      5 1/8      5 1/8          4
--------------------------------------------------------------------------------
1994                           1st        2nd        3rd        4th    Full Year
--------------------------------------------------------------------------------
Net Sales                   $100,271    108,829    111,836    111,754    432,690
Operating Profit            $  3,919      4,638      4,559      2,870     15,986
Net Income                  $  1,264      1,578      1,475        763      5,080
Earnings per Share          $   0.10       0.12       0.12       0.06       0.40
Market Price:
  High                      $  4 3/4      5 1/4      5 1/2          5      5 1/2
  Low                       $  3 3/4          4      4 1/2      3 1/2      3 1/2
--------------------------------------------------------------------------------

Consolidated Balance Sheets


The Genlyte Group Incorporated
and Subsidiaries

($ in thousands
except per
share data)

--------------------------------------------------------------------------------------
As of December 31,                                                   1995       1994
--------------------------------------------------------------------------------------
Assets

Current Assets:
   Cash and cash equivalents                                       $    263   $  3,240
      Accounts receivable (less allowances for doubtful accounts
        of $5,302 and $3,551 in 1995 and 1994, respectively)         62,024     65,486
      Inventories:
        Raw materials and supplies                                   24,593     29,051
        Work in progress                                             11,360      9,683
        Finished goods                                               46,511     45,604
--------------------------------------------------------------------------------------
                                                                     82,464     84,338
   Other current assets                                              10,364      7,904
--------------------------------------------------------------------------------------
        Total current assets                                        155,115    160,968
--------------------------------------------------------------------------------------

Plant and Equipment:
        Land                                                          5,831      5,741
        Buildings and leasehold interests and improvements           59,248     57,309
        Machinery and equipment                                     164,337    157,803
--------------------------------------------------------------------------------------
                                                                    229,416    220,853
        Less: Accumulated depreciation and amortization             165,267    151,958
--------------------------------------------------------------------------------------
                                                                     64,149     68,895
Cost in Excess of Net Assets of Purchased Businesses                 12,026     12,183
Other Assets                                                          3,801      1,768
--------------------------------------------------------------------------------------
        Total Assets                                               $235,091   $243,814
--------------------------------------------------------------------------------------

Liabilities and Stockholders' Investment

Current Liabilities:
        Short-term borrowings                                      $  1,236    $  1,050
        Current maturities of long-term debt                             50          45
        Accounts payable - trade                                     38,795      39,927
        Accrued expenses:
           Salaries and wages                                         7,994       6,982
           Income taxes payable                                       6,254       1,169
           Reserve for facility rationalization costs                  --           898
           Other accrued expenses                                    20,960      20,547
---------------------------------------------------------------------------------------
                                                                     35,208      29,596
---------------------------------------------------------------------------------------
           Total current liabilities                                 75,289      70,618
---------------------------------------------------------------------------------------
Long-term Debt                                                       65,896      88,952
Deferred Income Taxes                                                 4,662       5,781
Other Liabilities                                                    15,287      13,657
Stockholders' Investment
      Common stock ($.01 par value, 30,000,000 shares authorized,
      12,988,777 and 12,843,988 shares issued and 12,886,659 and
      12,741,870 shares outstanding at December 31,
      1995 and 1994, respectively)                                      129         128
      Additional paid-in capital                                      8,115       7,295
      Retained earnings                                              65,713      57,383
---------------------------------------------------------------------------------------
    Total stockholders' investment                                   73,957      64,806
---------------------------------------------------------------------------------------
        Total Liabilities and Stockholders' Investment             $235,091    $243,814
---------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

The Genlyte Group Incorporated
and Subsidiaries

($ in thousands)

Consolidated Statements of Cash Flows

------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31,                                                     1995        1994       1993
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:

   Net income                                                                     $  8,330    $  5,080    $  3,341
   Adjustments to reconcile net income to net cash
      flows provided by operating activities:

        Depreciation and amortization                                               15,657      16,886      16,308
        (Gain) loss from disposal of plant and equipment                               (61)        437         313
        (Increase) decrease in:

           Accounts receivable                                                       3,462      (6,495)     (1,176)
           Inventories                                                               1,874        (495)      3,531
           Other current assets                                                     (2,460)      1,956         901
           Other assets                                                             (2,500)        (22)        242
        Increase (decrease) in:

           Accounts payable and accrued expenses                                     4,480       6,383       6,495
           Deferred income tax liability                                            (1,119)     (1,727)       (815)
           Other liabilities                                                         1,630       1,030        (981)
   All other, net                                                                     (291)        415         238
------------------------------------------------------------------------------------------------------------------
      Net cash flows provided by operating activities                               29,002      23,448      28,397
------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
      Purchase of plant and equipment                                              (10,368)    (11,884)    (10,261)
      Proceeds from disposal of plant and equipment                                    136         620         144
------------------------------------------------------------------------------------------------------------------
      Net cash flows used in investing activities                                  (10,232)    (11,264)    (10,117)
------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
      Proceeds from exercise of stock options                                          255        --            97
      Repayment of debt, net                                                       (22,866)    (10,372)    (17,378)
------------------------------------------------------------------------------------------------------------------
      Net cash flows used in financing activities                                  (22,611)    (10,372)    (17,281)
------------------------------------------------------------------------------------------------------------------
 Effect of Exchange Rate Changes                                                       864      (1,891)       (490)
------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents                             (2,977)        (79)        509
     Cash and cash equivalents at beginning of year                                  3,240       3,319       2,810
------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of year                                     $    263    $  3,240    $  3,319
------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information
     Cash paid during the year for:
        Interest                                                                  $  7,355    $  7,537    $  6,787
------------------------------------------------------------------------------------------------------------------
        Income taxes                                                              $  6,043    $  3,358    $  1,652
------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statement.

The Genlyte Group Incorporated
and Subsidiaries

($ in thousands)

Consolidated Statements of Stockholders' Investment
--------------------------------------------------------------------------------
                                                Common   Additional     Retained
                                                Stock  Paid-in Capital  Earnings
--------------------------------------------------------------------------------
Balance, December 31, 1992                     $   128     $ 9,446      $48,962
--------------------------------------------------------------------------------

Net income                                        --          --          3,341
Foreign currency translation adjustments          --        (1,132)        --
Exercise of stock options                         --           100         --
Treasury stock                                    --            (3)        --

Balance, December 31, 1993                     $   128     $ 8,411      $52,303
--------------------------------------------------------------------------------
Net income                                        --          --          5,080
Foreign currency translation adjustments          --        (1,116)        --

Balance, December 31, 1994                     $   128     $ 7,295      $57,383
--------------------------------------------------------------------------------
Net income                                        --          --          8,330
Foreign currency translation adjustments          --           566         --
Exercise of stock options                            1         254         --

Balance, December 31, 1995                     $   129     $ 8,115      $65,713
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


Report of Independent Public Accountants


To the Stockholders
of The Genlyte Group Incorporated:

We have audited the accompanying consolidated balance sheets of The Genlyte Group Incorporated (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and stockholders' investment for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Genlyte Group Incorporated and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen L.L.P.

New York, New York
January 22, 1996

Notes to the Consolidated Financial Statements

($ in thousands except per share data)


(1) Description of Business

The Genlyte Group Incorporated ("Genlyte" or the "Company") is a United States based multinational corporation. Genlyte designs, manufactures and sells lighting fixtures and controls for a wide variety of applications in the commercial, industrial and residential markets. Genlyte's products are marketed primarily to distributors who resell the products for use in residential, commercial, and industrial construction and remodeling.

(2) Summary of Significant Accounting Policies

Principles of Consolidation:
The accompanying consolidated financial statements include the accounts of Genlyte after elimination of all intercompany accounts and transactions.

   Certain prior year amounts have been reclassified to conform with the current year presentation.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Inventories:

Inventories are stated at the lower of cost or market. Inventory costs include materials, labor and overhead. At December 31, 1995 the majority of the consolidated inventories were valued on a first-in, first-out ("FIFO") basis. The remaining inventories were valued on a last-in, first-out ("LIFO") basis, which were approximately $6,242 and $5,594 greater than their FIFO bases at December 31, 1995 and 1994, respectively.

Plant and Equipment:

The Company provides for depreciation of plant and equipment principally on a straight line basis over the useful lives of the assets. Useful lives vary among the several classifications, as well as among the constituent items in each classification, but generally fall within the following ranges:

    Buildings and leasehold interests
      and improvements............ 10 - 40 years
    Machinery and Equipment.......  3 - 10 years

   When the Company sells or otherwise disposes of property, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the Consolidated Statement of Income.

   Leasehold interests and improvements are amortized over the terms of the respective leases, or over their estimated useful lives, whichever is shorter.

   Maintenance and repairs are expensed as incurred. Renewals and betterments are capitalized and depreciated or amortized over the remaining useful lives of the respective assets.

   Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes.

Cost in Excess of Net Assets of Purchased Businesses:

Cost in excess of net assets of purchased businesses acquired prior to 1971 is not amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets, aggregating $9,801, is being amortized over 20-40 years. As of the years ended December 31, 1995 and 1994, accumulated amortization was $2,697 and $2,541, respectively.

   Management has reviewed the recoverability of certain long-lived assets associated with its Diamond F division as a result of operating losses incurred in that division during 1995 and 1994. Several initiatives have been undertaken to improve operating efficiencies and profitability. In the opinion of management, the long-lived assets associated with the Diamond F division will be recoverable in future periods.

Research and Development Costs:

Research and development costs are expensed as incurred. These expenses were $2,551 in 1995, $3,006 in 1994, and $3,571 in 1993.

Translation of Foreign Currencies:

Balance sheet accounts of foreign subsidiaries are translated at the rates of exchange in effect as of the balance sheet date. The cumulative effects of such adjustments were $2,019 and $2,585 at December 31, 1995 and 1994, respectively, and have been charged to the Additional paid-in-capital account in Stockholders' Investment. Income and expenses are translated at the average exchange rates prevailing during the year.

   Gains or losses resulting from foreign currency transactions are included in net income.

Cash Equivalents:

For the purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments:

The carrying amount of cash equivalents, letters of credit, and long-term debt approximate fair value.

(3) Earnings per Common Share

Earnings per share are calculated utilizing the weighted average shares outstanding with the fully dilutive effect of outstanding stock options taken into account.

($ in thousands
except per
share data)

(4) Income Taxes

The components of income before income taxes and the provisions for income taxes are as follows:

--------------------------------------------------------------------------------
                                                 1995        1994        1993
--------------------------------------------------------------------------------
Income Before Income Taxes:

   Domestic                                    $ 11,640    $  6,206    $  4,256
   Foreign                                        2,977       2,275       1,711
-------------------------------------------------------------------------------
                                               $ 14,617    $  8,481    $  5,967
-------------------------------------------------------------------------------
Provision (Benefit) for Income Taxes:
   Domestic:
   Currently Payable                           $  7,787    $  2,606    $  2,209
   Deferred                                      (2,755)         (5)       (272)
Foreign:
   Currently Payable                           $  1,230    $    784    $    753
   Deferred                                          25          16         (64)
-------------------------------------------------------------------------------
                                               $  6,287    $  3,401    $  2,626
-------------------------------------------------------------------------------

   Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings amounted to $15,267 at December 31, 1995. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax. Accordingly, no material provision has been made for taxes that may be payable upon remittance of such earnings nor is it practicable to determine the amount of this liability. At December 31, 1995, the company had $168 of foreign tax credit carryforwards that will be available to reduce taxes in future years. Valuation reserves of $168 have been established for foreign tax credits which may expire prior to utilization.

   The provision for income taxes includes a deferred component which arose from the recording of certain items in different periods for financial reporting and income tax purposes. The sources of the domestic differences and the tax effects of each are as follows:

--------------------------------------------------------------------------------
                                                1995         1994         1993
--------------------------------------------------------------------------------
Depreciation                                  $(1,344)     $(1,186)     $(1,273)
Inventory Valuation                                93          (41)        (237)
Facility Rationalization Reserve                  386        1,500          105
Pension Accruals                                   (2)        (470)         270
Bad Debt Reserve                                 (733)          82          464
Other Accruals/Reserves                        (1,201)          94          177
Other, Net                                         46           16          222
-------------------------------------------------------------------------------
Total Domestic
  Deferred Tax Provision                      $(2,755)     $    (5)     $  (272)
-------------------------------------------------------------------------------

   In 1995, 1994 and 1993, the Company's effective tax rates were 43%, 40% and 44%, respectively, of income before income taxes. An analysis of the differences between the actual provision for income taxes and the provision at the U.S. Federal statutory tax rate is as follows:

--------------------------------------------------------------------------------
                                                1995         1994          1993
--------------------------------------------------------------------------------
Statutory Federal Rate                        $ 5,117      $ 2,883       $ 2,029
State & Local Taxes,
   Net of Federal Tax Benefit                     899          543           535
Other, net                                        271          (25)           62
--------------------------------------------------------------------------------
Total Provision for Income Taxes              $ 6,287      $ 3,401       $ 2,626
--------------------------------------------------------------------------------


(5) Long-Term Debt

--------------------------------------------------------------------------------
                                                         1995              1994
--------------------------------------------------------------------------------
Revolving Credit Notes                                 $55,000           $78,000
Industrial Revenue Bonds                                10,500            10,500
Other                                                      446               497
--------------------------------------------------------------------------------
                                                       $65,946           $88,997
Less: Current Maturities                                    50                45
--------------------------------------------------------------------------------
Total                                                  $65,896           $88,952
--------------------------------------------------------------------------------

In 1995, Genlyte entered into a new Revolving Credit Agreement (the "Agreement") to provide for a Revolving Credit Facility (the "Facility") of $120,000 reducing to $70,000 over a five-year period, replacing the Revolving Credit Facility which had been in place at that date. The total borrowings under the Facility and its predecessor agreement as of December 31, 1995 and 1994 were $55,000 and $78,000, respectively. In addition, the Company has issued approximately $10,500 of Letters of Credit which reduce the amount available to borrow under the Facility. The interest rate on amounts borrowed under the Facility is a floating rate related to, at the option of the Company, either (1) a reference rate determined by the agent bank plus a fixed spread, or (2) the London Interbank Offered Rate (LIBOR) plus a fixed spread. The Company pays a commitment fee on the unused portion of the Facility.

   The amount outstanding under the Facility is secured by liens on U.S. accounts receivable, inventories and machinery and equipment, as well as the investments in certain subsidiaries of the Company. The approximate fair value of assets subject to lien at December 31, 1995 was $170,000.

   The terms of the Agreement include various covenants which, among others, limit the amounts that can be expended for cash dividends and purchases of Company stock. No dividends were paid in 1995 or 1994. At December 31, 1995 and 1994 the Company was in compliance with all provisions of the Agreement and its predecessor agreement. Funds generated from operations with amounts available under the Facility are expected to fulfill anticipated cash requirements for the Company through 1996.

   The Company has $10,500 of variable rate demand Industrial Revenue Bonds comprised of three issues of $5,000, $4,500 and $1,000 payable in 2010, 2009 and 2009, respectively. During 1995, the average interest rate on these bonds was 4.3%. The bonds are backed by a bank's letter of credit for the life of the bonds to guarantee payment of the bonds on the Company's behalf. The letter of credit is subject to annual renewals by the bank. The bonds are also secured by liens on the related facilities and equipment.

   The Company has mortgages and other debt at interest rates of 4.8% to 9.1% due from 1996 through 2002.

($ in thousands
except per
share data)


The annual maturities of long-term debt are summarized as follows:

Year Ending December 31
--------------------------------------------------------------------------------
1997                                                                     $    55
1998                                                                          59
1999                                                                         143
2000                                                                      55,504
2001 and thereafter                                                       10,585
--------------------------------------------------------------------------------
Total Long-term Debt                                                     $65,896
--------------------------------------------------------------------------------


(6) Stock Options

The Genlyte 1988 Stock Option Plan (the "Plan") was established in 1988 for the benefit of key employees and directors of Genlyte. The Plan provides that an aggregate of 2,000,000 shares of Genlyte Common Stock may be granted as nonqualifed stock options, provided that no options may be granted if the number of shares of Genlyte Common Stock which may be issued upon the exercise of outstanding options would exceed the greater of 1,000,000 shares of Genlyte Common Stock or 10% of the issued and outstanding shares of Genlyte Common Stock.

   The option exercise prices are established by the Board of Directors of Genlyte and cannot be less than the higher of the book value or the fair market value of a share of common stock on the date of the grant.

   There are two types of options issued to key employees under the Plan. Merit options are exercisable at the rate of 50% per year commencing two years after the date of the grant. Performance options are granted as incentives to certain key employees for obtaining specific financial goals.

   Transactions under the Plan are summarized below:

                                                               Option Price
                                            Shares               Per Share
--------------------------------------------------------------------------------
Outstanding December 31, 1992               990,155           $4.00  - 12.75
  Granted                                   177,300            4.53  -  6.50
  Exercised                                 (24,468)           4.00  -  5.50
  Canceled                                 (212,104)           4.00  - 12.75
--------------------------------------------------------------------------------
Outstanding December 31, 1993               930,883           $4.53  - 12.75
  Granted                                   176,750            4.75  -  5.50
  Canceled                                  (94,250)           4.53  - 12.75
--------------------------------------------------------------------------------
Outstanding December 31, 1994             1,013,383           $4.53  -  8.75
  Granted                                   337,067            4.875 -  7.625
  Exercised                                 (52,985)           4.53  -  5.50
  Canceled                                 (218,750)           4.53  -  8.75
--------------------------------------------------------------------------------
Outstanding December 31, 1995             1,078,715           $4.53  -  7.625
--------------------------------------------------------------------------------

   At year-end 1995, there were 347,911 outstanding options currently exercisable.

   No accounting recognition is given to stock options until they are exercised, at which time Genlyte recognizes in Additional paid-in capital the tax benefit resulting from the difference between the option price and the fair market value of the common stock.

(7) Preferred Stock Purchase Rights

In August 1989, the Company declared a dividend of one preferred stock purchase right on each share of the Company's common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth share of a new series of junior participating cumulative preferred stock at an exercise price of $75.00 per share. The right may only be exercised within ten (10) business days after a person or group of persons (the "Holder") acquire, or commence a tender offer to acquire, 20% or more of Genlyte's outstanding common stock, or upon declaration by the Board of Directors. Upon the acquisition by the Holder of 20% or more of the Company's outstanding common stock, each right would represent the right to purchase for $75.00, shares of the Company's common stock with a market value of $150.00. The rights may be redeemed by the Company at a price of $.01 per right and can be amended by the Company's Directors during the ten (10) day period prior to the exercise date. These rights expire in 1999.

   The preferred stock purchased upon exercise of the rights will be entitled to a minimum annual preferential dividend of $1.00 and a minimum liquidation payment of $1.00 per one-hundredth share of preferred stock. If the Company were to enter into certain business combination or disposition transactions with the Holder, each right would also be entitled to purchase for $75.00, shares of the Holder's common stock with a market value of $150.00.

(8) Pension Plans

Genlyte has five pension plans which cover the majority of its employees. The Genlyte Corporation Retirement Plan is the Company's principal retirement plan and covers most of the employees of the Company. Benefits under that plan are based on years of service and highest average compensation during any five consecutive years within the last ten years of employment. The Company's pension plan assets consist primarily of publicly traded equity or debt securities. Pension costs under the Company's retirement plans are actuarially computed. Annual contributions are made to the plans in amounts approximately equal to the amounts accrued for pension expense.

   The Company's pension cost for 1995, 1994 and 1993 consists of the following:

--------------------------------------------------------------------------------
                                                    1995       1994       1993
--------------------------------------------------------------------------------
Service cost benefits earned during the year      $ 1,147    $ 1,052    $ 1,247
Interest cost on benefits earned in prior years     3,265      3,006      2,813
Actual return on plan assets                       (5,938)        (2)    (2,984)
Deferred gain (loss)                                3,585     (2,426)       569
Amortization of transition amounts                    428        289        319
--------------------------------------------------------------------------------
Net pension cost                                  $ 2,487    $ 1,919    $ 1,964
--------------------------------------------------------------------------------

($ in thousands
except per
share data)


   At December 31, 1995, all of the Company's pension plans had accumulated benefit obligations which exceeded plan assets. At December 31, 1994, the Genlyte Corporation Retirement Plan had plan assets which exceeded accumulated benefit obligations while the remaining plans had accumulated benefit obligations which exceeded plan assets. The following tables summarize the funded status of the Company's pension plans and the related amounts that are recognized as liabilities in the consolidated balance sheet:

--------------------------------------------------------------------------------
                                                        Accumulated Benefits
                                                           Exceed Assets
                                                      1995               1994
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                         $ 41,861           $  8,305
  Non-vested benefit obligation                          536                213
--------------------------------------------------------------------------------
  Accumulated benefit obligation                      42,397              8,518
  Effect of estimated future increases
     in compensation                                   4,342                 39
--------------------------------------------------------------------------------
  Projected benefit obligation                        46,739              8,557
Plan assets at fair value                             36,333              3,344
--------------------------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets                            10,406              5,213
    Unrecognized net obligation
      at adoption                                       (914)              (422)
    Unrecognized net benefit
      since adoption                                   3,237                 41
  Unrecognized prior service cost                     (2,327)            (1,151)
--------------------------------------------------------------------------------
Accrued pension liability as
  of December 31                                    $ 10,402           $  3,681
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                          Assets Exceed
                                                      Accumulated Benefits
                                                              1994
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                                  $ 27,478
  Non-vested benefit obligation                                   266
--------------------------------------------------------------------------------
  Accumulated benefit obligation                               27,744
  Effect of estimated future increases
     in compensation                                            4,231
--------------------------------------------------------------------------------
  Projected benefit obligation                                 31,975
Plan assets at fair value                                      28,744
--------------------------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets                                      3,231
    Unrecognized net obligation
      at adoption                                                (669)
    Unrecognized net benefit
      since adoption                                            2,748
  Unrecognized prior service cost                                 131
--------------------------------------------------------------------------------
Accrued pension liability as
 of December 31                                              $  5,441
--------------------------------------------------------------------------------

   The discount rates and rates of increase in future compensation levels used in determining the actuarial present value of the liabilities recognized on the consolidated balance sheet were 7.5% and 5%, respectively at September 30, 1995 and 8% and 5%, respectively at September 30, 1994. The expected long-term rate of return on plan assets was 8.5% at September 30, 1995 and 8.0% at September 30, 1994.

   The Company has a number of plans for hourly personnel, primarily union (single or multi-employer) pension plans, for which the Company's obligation is a defined contribution amount. The basis for the contribution includes union contract amounts, usually based on an amount per hour worked, and percentages of employee contributions. Expense amounts recorded under these plans were $355, $491 and $597 in 1995, 1994 and 1993, respectively.

   Genlyte also maintains four defined benefit plans covering substantially all of the employees of its Canadian subsidiary (Canlyte, Inc.). Net pension costs for this plan included the following:

--------------------------------------------------------------------------------
                                                   1995        1994        1993
--------------------------------------------------------------------------------
Service cost benefits
  earned during the year                          $ 121       $ 114       $ 103
Interest cost on benefits
  earned in prior years                             246         222         213
Actual return on plan assets                       (183)       (502)       (478)
Deferred gain (loss)                                (81)        243         255
Amortization of transition amounts                   (3)         (4)         (4)
--------------------------------------------------------------------------------
Net pension cost                                  $ 100       $  73       $  89
--------------------------------------------------------------------------------

The funded status of the plan is as follows:

--------------------------------------------------------------------------------
                                                             1995         1994
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                                $ 2,952      $ 2,654
  Non-vested benefit obligation                                100           78
--------------------------------------------------------------------------------
  Accumulated benefit obligation                             3,052        2,732
  Effect of estimated future increases
     in compensation                                           284          263
--------------------------------------------------------------------------------
  Projected benefit obligation                               3,336        2,995
Plan assets at fair value                                    3,615        3,525
--------------------------------------------------------------------------------
Projected benefit obligation
    less than plan assets                                     (279)        (530)
  Unrecognized net
    obligation at adoption                                      34           52
  Unrecognized net benefit
    since adoption                                             (81)         244
--------------------------------------------------------------------------------
Prepaid pension cost as of
  December 31                                              $  (326)     $  (234)
--------------------------------------------------------------------------------

   The discount rates and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8% and 5%, respectively at both December 31, 1995 and 1994. The expected long-term rate of return on assets was 8% at both December 31, 1995 and 1994.

(9) Facility Rationalization Expense

In the fourth quarter of 1992, the Company recorded a pre-tax charge of $6,150 to establish a reserve for the costs associated with the Company's decision to consolidate facilities and improve the manufacturing processes in its remaining plants. The Company's facility rationalization plan included: relocation of Diamond F's leased manufacturing and distribution operations in Cleveland, Ohio, to an existing owned facility in Elgin, Illinois; closure of its Prodel operations in

($ in thousands
except per
share data)

Quebec City, Canada, and sale of the existing building; downsizing of manufacturing and distribution facilities in Edison, New Jersey, and Compton, California; and the transfer of certain Lightolier Headquarters staff to Lightolier's expanded Fall River, Massachusetts facility. The Company intended to complete all aspects of the facility rationalization plan during 1993, but union negotiations and construction at the Fall River facility created significant delays in implementation. As a result, charges against the reserve in 1993 totaled only $677 of which $390 required cash. During 1994, the Company charged an additional $4,575 against the reserve, using cash of approximately $4,081. The remaining $898, all in cash payments, was charged against the reserve during 1995. Charges against the reserve during 1994 and 1995 are summarized as follows:

     Category                                                     Charges
--------------------------------------------------------------------------------
                                                            1995           1994
--------------------------------------------------------------------------------
Personnel Relocation Costs                                 $  544         $2,727
Severance Costs                                               348          1,250
Inventory Write-down                                         --              299
Plant and Equipment Write-down                               --              286
Other Costs                                                     6             13
--------------------------------------------------------------------------------
Total                                                      $  898         $4,575
--------------------------------------------------------------------------------


     Location                                                     Charges
--------------------------------------------------------------------------------
                                                            1995           1994
--------------------------------------------------------------------------------
Elgin                                                      $ --           $2,326
Headquarters                                                 898           1,340
Prodel                                                       --              909
--------------------------------------------------------------------------------
Total                                                      $ 898          $4,575
--------------------------------------------------------------------------------

(10) Lease Commitments

The Company rents office space, equipment and computers under non-cancellable operating leases.

Rental expense during 1995, 1994 and 1993 amounted to $4,127, $4,828 and $4,746, respectively. Future required minimum rental payments as of December 31, 1995 were as follows:

1996                                                                     $ 3,334
1997                                                                       2,137
1998                                                                       1,797
1999                                                                       1,588
2000                                                                       1,395
After 2000                                                                 5,642
--------------------------------------------------------------------------------
Total                                                                    $15,893
--------------------------------------------------------------------------------


(11) Contingencies

Genlyte is a defendant in various lawsuits. In particular, the Company has been named as one of a number of corporate and individual defendants in an adversary proceeding filed on June 8, 1995, arising out of the Chapter 11 bankruptcy filing of Keene Corporation ("Keene"). Except for the last count, as discussed below, the claims and causes of action are substantially the same as were brought against the Company in the U.S. District Courts in New York in August 1993, which cases remain stayed due to the pendency of Keene's bankruptcy. The new complaint is being prosecuted by the Official Committee of Unsecured Creditors of Keene, seeking from the defendants, collectively, damages in excess of $700 million, rescission of certain asset sale and stock transactions, and other relief. With respect to Genlyte, the complaint principally maintains that certain lighting assets of Keene were sold to a predecessor of Genlyte in 1984 at less than fair value, while both Keene and Genlyte were wholly-owned subsidiaries of Bairnco Corporation. The complaint also challenges Bairnco's spin-off of Genlyte in August 1988. Other allegations are that Genlyte, as well as other corporate defendants, are liable as corporate successors to Keene. The complaint fails to specify the amount of damages sought against Genlyte.

   The Bankruptcy Court of the Southern District of New York stayed the adversary proceeding until March 11, 1996. Genlyte is precluded from answering the complaint or otherwise moving to dismiss the action prior to that date.

   Additionally, the Company is a defendant and/or potentially responsible party, with other companies, in actions and proceedings under state and federal environment laws including the federal Comprehensive Environmental Response Compensation and Liability Act, as amended ("Superfund"). Such actions include, but are not limited to, the Keystone Sanitation Landfill site located in Pennsylvania, in which the United States Environmental Protection Agency has sought remedial action and reimbursement for past costs.

   Management does not believe that the disposition of the lawsuits and/or proceedings will have a material effect on the Company's financial condition or results of operations.

(12) Geographical Information

The Company has operations throughout North America. Information about the Company's operations by geographical area for the years ended December 31, 1995, 1994 and 1993, is as follows:

                                        Net            Operating
                                       Sales            Profit           Assets
--------------------------------------------------------------------------------
1995
  United States                       $381,489         $ 19,608         $203,906
  Foreign                               64,171            2,995           31,185
--------------------------------------------------------------------------------
  Total                               $445,660         $ 22,603         $235,091
--------------------------------------------------------------------------------
1994
  United States                       $374,677         $ 13,793         $214,433
  Foreign                               58,013            2,193           29,381
--------------------------------------------------------------------------------
  Total                               $432,690         $ 15,986         $243,814
--------------------------------------------------------------------------------
1993
  United States                       $368,489         $ 11,720         $214,595
  Foreign                               60,654            2,333           29,941
--------------------------------------------------------------------------------
  Total                               $429,143         $ 14,053         $244,536
--------------------------------------------------------------------------------

CORPORATE DIRECTORY

[Photo] [Caption: Photo of Board of Directors]

Board of Directors

Avrim I. Drazin+
Chairman
The Genlyte Group Incorporated
President
Canlyte Inc.

Larry K. Powers+
President and Chief Executive Officer
The Genlyte Group Incorporated

Glenn W. Bailey
Chairman and President
Keene Corporation

Robert B. Cadwallader
President
Cadwallader Company Inc. &
Cadwallader Fabrics Inc.

David M. Engelman
Director
The Genlyte Group Incorporated

Fred Heller
Chairman Emeritus
The Genlyte Group Incorporated

Frank Metzger
President
Metzger & Company


[Photo] [Executive Committee]


Executive Committee

Neil M. Bardach*
Vice President and
Chief Financial Officer

Steven R. Carson
Vice President and General Manager
Controls

Zia Eftekhar
President
Lightolier

Michael J. Farrell
President
Keene-Widelite

Charles M. Havers
President
Supply Division,
including Stonco, Crescent and Exceline

Rene Marineau
President
Lightolier Canada/CFI

Dennis W. Musselman
Vice President and General Manager
Wide-Light/Bronzelite

Donna R. Ratliff*
Vice President - Administration
and Corporate Secretary

James T. Serra
Vice President and General Motors
Diamond F

+ Also an officer and member of the Executive Committee.
* Also an officer of the company

GENLYTE LOGO

The Genlyte Group Incorporated
Corporate Offices
100 Lighting Way
Secaucus, NJ 07096-1508

(201) 864-3000