Form 10-K, Exhibit 13
period 1996-12-31
GENLYTE GROUP INC
filed 1997-03-25
CIK 833076

================================================================================

                                    GENLYTE

                           LIGHTING THE WAY-TOGETHER

                                      1996
                                 ANNUAL REPORT

                                   [Graphic]

================================================================================

     The Genlyte Group Incorporated is a leading manufacturer of lighting fixtures and controls for the commercial, industrial and residential markets. Our products are sold under the brand names of Bronzelite, Crescent, Diamond F, ExceLine, Forecast, Genlyte Controls, Hadco, Lightolier, Stonco and Wide-Lite in the U.S. and CFI Fluorescent, Keene-Widelite, Lightolier, Prodel and Stonco in Canada.

GENLYTE

On the Cover: the TechCenter [trademark]
--------------------------------------------------------------------------------

[graphic of front cover]

     The TechCenter in Fall River, Massachusetts, is a 5,000 square foot, ultra-modern interactive environment that illustrates lighting design and applications. In its first year, the Center will attract more than 1,000 lighting professionals. Part laboratory, part demonstration facility, part sales tool, the TechCenter exemplifies Genlyte's commitment to education and innovation.

http://www.lightolier.com

@theForefront

     At Genlyte, innovation is a tradition. From the invention of track lighting to the first HID floodlight, to the first acrylic refractor globe for street lighting, Genlyte companies have been consistently at the forefront. At Genlyte, innovation is a commitment... a commitment represented by the excellence of our design and engineering staff... by our proven ability to turn the latest advances in lighting into commercially viable products... by our use of the newest technology to communicate with our market. At Genlyte, innovation is a necessity. Lifestyles and workstyles are rapidly changing, creating new lighting needs. Today, energy efficiency and electronically "smart" lighting are the imperatives of product development. To succeed, we must provide what the market wants. With more style. More sophisticated electronics. Greater energy efficiency. Higher quality.

     Our results this year are a measure of our success.

FINANCIAL HIGHLIGHTS

(Amounts in thousands except per share data)
                                              1996           1995           1994
                                              ----           ----           ----
OPERATING RESULTS

Net Sales ..........................      $456,860       $445,660       $432,690
Gross Margin Percentage ............         33.9%          31.0%          29.7%
Operating Profit ...................      $ 28,448       $ 21,955       $ 14,659
Net Income .........................      $ 12,997       $  7,909       $  4,217
Earnings Per Share .................      $   1.00       $   0.62       $   0.33

BALANCE SHEET DATA

Current Assets .....................      $163,839       $151,058       $157,332
Total Assets .......................      $238,115       $231,034       $240,178
Current Liabilities ................      $ 92,473       $ 75,289       $ 70,618
Total Debt .........................      $ 41,898       $ 65,946       $ 88,997
Stockholders' Investment ...........      $ 83,783       $ 69,900       $ 61,170
Book Value Per Average Share .......      $   6.42       $   5.46       $   4.77


               [The following table represents a graphic chart.]

                    NET          OPERATING       NET         EARNINGS PER
                   SALES           PROFIT      INCOME            SHARE
                   -----           ------      ------            -----

1994 ..........    432.7           14.7          4.2              0.33
1995 ..........    445.7           22.0          7.9              0.62
1996 ..........    456.9           28.4         13.0              1.00

TO OUR STOCK HOLDERS

@ GENLYTE

     We have just completed Genlyte's best year since becoming a public company in 1988. We want to tell you about 1996 and why we are excited about Genlyte's future.

     Over the past five years, Genlyte sales grew a modest 7% while profits have grown eightfold from 11 cents per share to $1.00 per share; debt has decreased from $118 million to $42 million; and the price of our shares has climbed from a low of $2.50 to a new high of $14.00, and closed 1996 at $12.50. We are proud of our performance but the actions that provided those results were different from the steps we must now take to assure a bright future for the company.

     Today, Genlyte manufactures more products with fewer factories and less overhead than at any time in the company's history. We have eliminated unprofitable product lines, marginal customers and ineffective channels of distribution. Our balance sheet has never been stronger and we have the best trained, most dedicated work force we have ever had. It is now time for us to focus Genlyte on growth. Growing the company in a mature, slow-growth industry is our major challenge. In order to grow in this type of market, we must focus on accelerating new product development, entering into new markets and improving service. Let us share with you our plans.

PRODUCT DEVELOPMENT

     Many of Genlyte's brands have been recognized for years as leaders in bringing new, innovative products to market utilizing the most efficient light sources available. Competitors can copy our product designs, so we have to work faster and more efficiently to stay ahead of them. During 1996 we increased our spending on research and product development by 75% from 1995, and the results were dramatic. Genlyte introduced over 1,000 new products in 1996 and we were well rewarded for our accomplishments. New products and improved customer service resulted in improved margins. Other industries, even other companies in our industry, spend a greater percentage of their sales dollars on product development, but we do not believe that any of our competitors spend that money as productively as we do.

GENLYTE BRAND NAMES

     Lightolier  High  quality,  innovative   residential/commercial   lighting:
downlighting, track lighting, decorative, fluorescent and controls.

     Forecast Residential decorative lighting sold through lighting showrooms.

     Controls Electronic dimming and energy-saving controls for residential/ commercial use.

     Stonco, Crescent & ExceLine Standard, high-volume, contractor-friendly indoor/outdoor lighting distributed through electrical wholesalers and sold primarily to electrical contractors.

     Wide-Lite  Energy-efficient,   HID  indoor/outdoor  lighting  products  and
controls for commercial, industrial, recreational use.

     Bronzelite High quality, specification grade commercial landscape lighting.

     Hadco Specification grade exterior architectural lighting for municipal, industrial, commercial,landscape use.

     Diamond F Decorative residential lighting sold through do-it-yourself home centers.

     Canlyte Sale in Canada of Lightolier, CFI, Keene, Wide-lite, Stonco and Hadco product lines.

     It is easy to copy a design, but few are able to copy our quality. Our customers expect us to manufacture the best fixtures in the industry and we will not disappoint them. We continually invest in improving the quality of our production processes. Because of excess capacity at many of our facilities, we have not been forced to increase our capital expenditures on plant and equipment over the past five years. Instead, we have concentrated our dollars on a smaller number of first-class facilities where we have used our money very effectively. We recently expanded our manufacturing facility in Camargo, Mexico, from which we enjoy significant cost savings as well as employees who have demonstrated that they can consistently produce "Genlyte quality" products. We have four plants within Genlyte that have received ISO certification and we will not rest until every one of our facilities deserves to be called "world-class."

     Finally, we are investing effectively in improving our sales process. We have revitalized our field sales force, built a national accounts sales organization that is the envy of our industry, and improved our coverage of and relationships with major customers. We hired a record number of new salespeople in 1996, and we have intensified the training we give to all of our sales staff. Our investment in national advertising, trade advertising and sales tools increases every year. In this annual report we highlight our Genlyte TechCenter, unquestionably the finest facility of its kind in the world. We have described it to you in previous letters; as you turn the pages of this annual report, you will see for yourself what a wonderful showcase it is for all of Genlyte's products.

SERVICE

     In the past, Genlyte has not matched its product leadership with a commitment to service. Over the last few years we have invested substantial sums in service improvement and will continue to do so in 1997.

     We already have the most effective electronic technical support in the industry and our Web site allows a customer access to all of Genlyte's products. We have made a substantial investment by bringing state-of-the-art technology to Genlyte, which, when fully implemented, will allow our customers to place one order to include products from many Genlyte divisions in a single purchase. We also must reduce the number of shipping points we use to supply our customers, thereby reducing the number of shipments they receive and lowering transaction costs for both our customers and ourselves.

     In the past few years, every measure of Genlyte's performance has improved along with our image in the lighting industry. It is exciting to be part of a successful organization and our people are proud of our accomplishments. Nonetheless, our fundamental goal has not changed and it has not yet been met. Our customers have many choices - every day, every chance they get, we want them to choose Genlyte - and until they do, our job will not be done. As always, we thank you for your support and trust, and we will make 1997 another excellent year for Genlyte.

[Photo of Larry K. Powers]

/s/ Larry K. Powers
-------------------------
    Larry K. Powers
    President and Chief
    Executive Officer

[Photo of Avrum I. Drazin]

/s/ Avrum I. Drazin
-------------------------
    Avrum I. Drazin
    Chairman of the Board

@ WORK

[Graphic photos]

     The Advanced Lighting System provides computer-friendly and energy-efficient quality lighting for today's offices. At the Stonco plant in Union, New Jersey, GlowBay HID lights bring more sparkle, brighter light and greater energy efficiency to the factory floor. The NASA Neutral Buoyancy Lab in Houston, Texas, is lit by the F Series floodlight from Wide-Lite.

TECHEXPRESS [TRADEMARK]

     The most advanced information system in lighting, TechExpress includes the new Windows version of GENESYSTM workstation (which can import CAD files, develop a lighting plan, calculate photometrics), CD-ROM Specifier (providing catalog information, specification sheets, IES photometric files), Electronic Bulletin Board, 24-hour FAX-ON-DEMAND, plus an Internet Web site.

[Graphic]

LIGHT HELPS US WORK BETTER.

     Quality lighting creates a more humane workplace, and when we are more comfortable and healthy, we are also more productive. At the same time, energy efficiency is an ever-growing concern of business, whether in the office or the factory. While fluorescent lighting is a popular and economical choice for commercial applications, HID and decorative lighting also come into play. The fact is, today's work environment demands a variety of lighting, and Genlyte's strength in this market is built on the ability of our brands to meet these diverse and rapidly changing requirements.

OFFICE LIGHTING

     Glare from overhead lights tires the eyes; too much light makes the computer screen hard to see. These are some of the challenging visual demands that Genlyte's Advanced Lighting System was designed to meet. Consisting of options in overhead lighting, indirect lighting, furniture-mounted task lighting and wall washing as well as energy-saving controls, this is the first system to satisfy the new American Office Lighting Standard: a power density of only one watt per square foot. Another solution is Alter Soft Lights, a family of recessed indirect fluorescent lighting by CFI, which creates an appealing office environment, and is a preferred lighting choice for video conferencing.

INDUSTRIAL  LIGHTING

     Genlyte addresses various manufacturing and warehousing requirements with a range of lamp technologies. Fluorescent lighting still dominates this category, and Crescent and CFI are strong players. HID lighting-providing brighter light, especially in spaces with higher ceilings-is an alternative that is gaining popularity. GlowBay from Stonco and SoftBay from ExceLine bring these benefits to the industrial environment. Bi-level dimming technology from Wide-Lite offers significant energy savings in warehouse and other spaces characterized by intermittent use.

@ PLAY

[Graphic photos]

     A combination of unobtrusive recessed lighting from Lightolier creates the perfect ambience in this restaurant, using wall washers to create a sense of spaciousness and accent lighting to give each table a special glow. At the National Baseball Hall of Fame Museum in Cooperstown, NY, new ProSpec[trademark] track lights provide lighting befitting the brightest stars of baseball.

AT THE TECHCENTER

     A Hospitality space, including Bistro and Lobby Bar, creates the atmosphere for multiple lighting scenes, including track, decorative, recessed, surface and controls products. A Retail space, outfitted with a storefront window, transaction counter, display racks, shelving, and a myriad of lighting systems, makes it easy to evaluate and choose the right lighting equipment.

[Graphic Photos]

LIGHT ENHANCES OUR PLEASURES.

     Imagine a romantic dinner in a restaurant without soft, flattering lighting. Lighting adds drama and intrigue. Imagine a sporting event without the excitement of the darkened stadium and spot-lit stars. Light focuses our attention. Imagine a shop or a museum without well-lit displays to beckon to us. In the diverse world of commercial lighting, Genlyte brands offer high performance and mainstream options tailored to specific applications.

LIGHTING FOR SELLING, VIEWING AND ENTERTAINING

     In the retail environment, lighting must not only display merchandise, but also communicate the store's distinctive image. Genlyte brands offer lighting solutions for retailers from specialty shops to mass merchandisers. Lightolier's Sof-Tech[registration mark] Track series has been expanded to include metal halide ring fixtures-ideal for merchandising areas where dramatic effects must be achieved even with high levels of ambient light. The Constar series from ExceLine brings cost-effective lighting and the sparkle-look of HID luminaires to retail chains. Museums are served by Lightolier's new ProSpec [trademark] Track, which delivers a high-performance system with a clean, unobtrusive look. Restaurants and hotels need to look their best, and Lightolier's decorative, track and recessed fixtures and its lighting controls offer solutions that perform well and can be aesthetically integrate into almost any space.

LIGHTING FOR ARENA EVENTS

     A leader and innovator in arena lighting, Wide-Lite was not only the first to develop television broadcast lighting, but also the first to design a shuttered lighting system, making it possible to create theatrical effects like total blackouts. This year, Wide-Lite's new Eclipse II shutter system introduces higher efficiency to help offset the increased fixture counts required in the '90's.

@ HOME

[Graphic photos]

     A pendant light creates a dramatically luminous centerpiece that focuses attention over the dining table while providing softly diffused illumination that plays gently on faces. In the bedroom, the versatility of Lightolier's Sof-Tech [registration mark] lighting is enhanced by a choice of stem length. Hadco landscape lighting, including underwater lights, gives the power to recreate the outdoor environment.

ON THE AIR

[Graphic Photo]

     Encouraged by the success of our first Designing with LightSM television program, Genlyte produced a second program in 1996. The new show focuses on lighting solutions for the living room, and aired on Lifetime Television around the country. Another media highlight was the taping of an episode of "This Old House" at the TechCenter. The show aired on PBS stations.

LIGHT TOUCHES US WHERE WE LIVE.

     It  brightens  a  cloudy   day...keeps   the  early   winter   darkness  at
bay...creates  the warmth and intimacy of the evening  hours....makes  home more comfortable, functional and beautiful. Home lighting both reflects our lifestyle and enhances it. In this category, Genlyte really shines-indoors and out-with an exceptional range of decorative lighting, recessed downlighting, track lighting, fluorescent and landscape lighting delivered through multiple channels to reach the widest market.

DECORATIVE LIGHTING

     In the fashion-oriented decorative lighting market, styles change quickly and success depends on being able to catch the wave with fresh designs. Genlyte brands introduced more than 1,000 new products this year. Lightolier, known for distinctive clean line aesthetics and sensitive use of materials, introduced a contemporary line of pendants and wall brackets. Forecast and Diamond F, positioned to offer the consumer high style at affordable prices, brought out new collections featuring the latest earthtone and "weathered" finishes.

TASK, ACCENT & GENERAL LIGHTING

     Lightolier,  the  most  recognized  name  in  track  lighting  and  quality downlighting in the United States and Canada, continues its innovative tradition. Responding to the new focus on task lighting in the home, Lightolier introduced The Illuminator [trademark], a new halogen under-cabinet light with the unique ability to join end to end with plugs instead of requiring wiring on the job. This exciting product has been successfully marketed to all channels via Forecast, Crescent, Diamond F and Canlyte. Genlyte's home center brand, Diamond F, launched the new Homelyter line, bringing a full package of lighting and control products to this fast-growing channel.

LANDSCAPE LIGHTING

     A pioneer in cast aluminum and outdoor lighting, Hadco was the first to introduce a line of non-metallic composite fixtures designed to withstand the harshest environments. This year, Hadco expanded this Harsh Environment line to light the entire landscape.

@ NIGHT

[Graphic Photos]

     The Buckingham Fountain in Chicago lights up the night with glowing colors and dramatic style using Bronzelite GM 6000's designed to withstand the harsh environment of the windy city. Among the bright lights of Las Vegas, the MGM Grand hotel chooses Wide-Lite F Series architectural floodlights to show off a handsome facade.

DECORATIVE STREET LIGHTING

[Graphic photo]

WE NEED LIGHT TO TAME THE NIGHT.

     As we stroll down the sidewalks, we feel safer when the buildings and streets are well lit and shadow free. At the ATM or in the parking lot, we care about security. As we drive, the beauty of a dramatically lit building, monument or bridge creates a familiar, distinctive landmark. In darkness or rain or snow, lighting helps get us home safe and sound. Genlyte brands make unique contributions to tame the night-enhancing the quality of life in our cities, towns and neighborhoods.

     From city streets to college campuses, from the boardwalks of Atlantic City to the sidewalks of Main Street, Hadco's revolutionary refractive globe luminaires are making streetscapes brighter, safer and more beautiful. This HID lighting, mounted on Hadco decorative, durable aluminum poles, produces greater illumination and uniformity while reducing glare, energy costs and installation costs.

FLOODLIGHTING

     This year, architectural floodlighting became a lot more colorful-as Wide-Lite's product spectrum grew-literally-with the integration of colored lamp technology into heavy-duty floodlights, creating brilliantly colorful dramatic lighting possibilities for even harsh outdoor environments. Wide-Lite's tradition of innovative, high-performance floodlighting technology-which began with the invention of the HID floodlight-continues today with new, state-of-the-art additions to the industry-renowned Effex series of compact architectural HID fixtures, available in Canada through Keene-Widelite.

SITE LIGHTING

     Strong optical performance, ease of installation and cost-effective designs are the focus of outdoor lighting products from Stonco and ExceLine, making their vertical lighting and wallpacks popular choices for schools, strip malls and the growing ATM area of the banking industry.

[Photo]

     In the Disney-created town of Celebration, custom-designed streetlights from Hadco reflect the community's commitment to quality.

@ THE CONTROLS

[Graphic Photos]

     Controls mean more power in the boardroom, as, with the touch of a button, the general lights dim, the screen comes down and the spotlight turns on the speaker's podium. A "cooking" setting on the Multi-set provides bright light in the workspaces, while a separate "dining" setting dims the counters and creates a warm glow at the dining table. In a restaurant, "breakfast," "lunch," "cocktails" and "dinner" settings establish the right atmosphere-repeatable daily with one touch.

AT THE TECHCENTER

[Photo]

     All of the TechCenter's application environments along with the funnel-shaped theatrical lighting area are enhanced by Genlyte controls:
MultiSet Preset systems, Brilliance Central Control Systems and/or computer interface. A separate "Controls" room graphically demonstrates the basic principles of electronic dimming systems on a complete wall of lighting controls technology.


WE WANT TO CONTROL OUR ENVIRONMENT.

     It's human nature. No wonder electronic lighting controls are a fast growing market for both residential and commercial users. Electronics bring a whole new world of control to our fingertips: we can turn a ballroom into a conference room, or a kitchen into a dining room; change the mood from work to play; turn on the house lights before we enter; save energy by adjusting electric light to available daylight; or simply save ourselves a trip upstairs to turn lights off. Genlyte is a leader in the high-tech realm of digital lighting controls and the only major manufacturer with its own research and development department for electronics in lighting.

AESTHETIC CONTROLS

     Multi-scene controls make it possible to adapt one space to multiple moods and functions. With Lightolier's revolutionary Multi-Set [trademark] System, five different distinctive pre-set lighting scenes can be created and re-created with the touch of a button. Commercial users, like restaurants and hotels, were quick to respond to this technology. Today, as family rooms become sophisticated home entertainment centers, homeowners are also discovering the advantages of multi-scene controls.

ENERGY-SAVING CONTROLS

     Cutting down on energy consumption-and costs!-is a concern at work and at home. EnergySmart [registration mark] controls from Lightolier use two strategies: occupancy sensors that automatically turn lights off when a room is vacant; and photocells that automatically dim lights when more daylight is available. EnergySmart controls are a critical part of the Advanced Lighting System, which combines luminaires and controls in one totally integrated, warranteed system.

[Photo]

     Brilliance Whole House Control System: The large illuminated buttons give convenient control of lights throughout the home.

SELECTED FINANCIAL DATA

                                                                 (Amounts in thousands except per share data)

                                                         1996           1995           1994           1993           1992
                                                         ----           ----           ----           ----           ----
SUMMARY OF OPERATIONS
Net sales .......................................      $456,860        445,660        432,690        429,143        425,388
Gross profit ....................................      $154,722        138,120        128,720        127,735        123,493
Facility rationalization expense ................      $   --             --             --             --            6,150
Operating profit ................................      $ 28,448         21,955         14,659         14,256          5,144
Interest expense, net ...........................      $  5,649          7,986          7,505          8,086          8,949
Income (loss) before income taxes and
          cumulative effect of a change in
          accounting principle ..................      $ 22,799         13,969          7,154          6,170         (3,805)
Income tax provision (benefit) ..................      $  9,802          6,060          2,937          2,697         (1,507)
Net income (loss) before cumulative effect ......      $ 12,997          7,909          4,217          3,473         (2,298)
          of a change in accounting principle
Cumulative effect of a change in
          accounting principle ..................          --             --             --             --           (3,670)
Net income ......................................      $ 12,997          7,909          4,217          3,473          1,372
Return on:
          Net sales .............................           2.8%           1.8%           1.0%           0.8%           0.3%
          Average stockholders' investment ......          16.9%          12.1%           7.1%           6.1%           2.4%
          Average capital employed ..............          12.3%           8.6%           5.6%           4.8%           1.7%
year end position
Working capital .................................      $ 71,366         75,769         86,714         83,039         97,120
Plant and equipment, net ........................      $ 60,380         64,149         68,895         73,633         82,139
Total assets ....................................      $238,115        231,034        240,178        241,762        254,018
Capital employed:
          Total debt ............................      $ 41,898         67,182         90,047        100,419        117,797
          Stockholders' investment ..............      $ 83,783         69,900         61,170         58,068         55,630
            Total capital employed ..............      $125,681        137,082        151,217        158,487        173,427
per share data
Net income (Primary and fully diluted) ..........      $   1.00           0.62           0.33           0.27           0.11
Stockholders' investment per average
          share outstanding .....................      $   6.42           5.46           4.77           4.53           4.33
Market range:
          High ..................................      $     14              8          5 1\2              7          7 1\4

          Low ...................................      $      6              4          3 1\2          2 3\8          4 1\4

Other data:
Orders on hand ..................................      $ 42,247         51,093         50,379         43,246         49,495

Depreciation and amortization ...................      $ 14,550         15,657         16,886         16,308         18,639
Capital expenditures (a) ........................      $ 10,474         10,368         11,884         10,261          8,850

Average shares outstanding (b) ..................        13,055         12,804         12,834         12,807         12,848

Current ratio ...................................           1.8            2.0            2.2            2.2            2.7
Interest coverage ratio .........................           5.0            2.7            2.0            1.8            0.6
Debt to total capital employed ..................          33.3%          49.0%          59.5%          63.4%          67.9%
Number of stockholders ..........................         1,705          1,865          1,970          2,153          2,334
Average number of employees .....................         2,581          2,657          2,838          2,999          3,051

Sales per employee ..............................      $177,009        167,731        152,463        143,095        139,400

--------------
(a) Exclusive of acquired businesses' plant and equipment at date of acquisition
(b) Including common stock equivalents

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

RESULTS OF OPERATIONS
---------------------

     NET SALES Net sales for 1996 were $456.9 million, an $11.2 million, or 2.5 percent increase from 1995, following a $13.0 million, or 3.0 percent increase from 1994 to 1995. A high volume of new product introduction contributed to this growth. In addition, Lightolier's national television advertising campaign improved name recognition as did our entrance to electronic marketing via a World Wide Web site. We completed the Fall River TechCentertrademark, a state-of-the-art facility that showcases products from all Genlyte divisions and enables our sales professionals to show their customers the full capabilities of Genlyte's lighting applications and total lighting solutions. These efforts have favorably affected domestic net sales, which have grown from $374.7 million in 1994 to $381.5 million in 1995 and to $396.4 million in 1996. This growth has been partially offset by a decrease in net foreign sales from $64.2 million in 1995 to $60.4 million in 1996, primarily due to a weakening Canadian economy.

     GROSS PROFIT/COST OF SALES Gross profit increased to $154.7 million in 1996 from $138.1 million in 1995, a 12.0 percent increase followng a $9.4 million, or
7.3 percent growth in gross profit from 1994 to 1995. Cost of sales continued to decrease from 70.3 percent of sales in 1994 to 69.0 percent in 1995 to 66.1 percent in 1996. These trends are a result of ongoing productivity improvements, improved customer service, facility rationalization, and the elimination of lower margin products.

     SELLING AND ADMINISTRATIVE Selling and administrative expenses as a percentage of sales increased to 27.6 percent in 1996 from 26.1 in 1995 after slightly decreasing from 26.4 percent in 1994. Research and product development spending increased 75% over 1995. A record number of new sales people were hired in 1996, and our investment in national advertising, trade advertising and sales tools continued to increase as we position ourselves for growth in 1997. These increases were partially offset by the benefits generated from continued reductions in headcount and other cost containment measures such as facility consolidation.

     OPERATING PROFIT  Operating  profit  increased in 1996 to $28.4 million,  a
29.6 percent improvement from 1995. This followed an increase from 1994 to 1995 of $7.3 million, or a 49.8 percent increase. The improvement in operating profit was attributable to the improved product mix, principally in the commercial and outdoor divisions, and a continued focus on costs in each of the divisions. A significant element of this cost focus is the facility optimization plan, which in 1996 included negotiation of a partial lease termi nation of our Compton, CA, manufacturing facility, the sale of our Tijuana, Mexico, property, the relocation of our corporate headquarters from a leased facility to a company-owned facility and the termination of our long-term lease in Edison, NJ.

     NET INTEREST EXPENSE Net interest expense amounted to $5.6 million, representing a decrease of $2.3 million, or 29.3 percent, from 1995. This decrease was attributable to lower average borrowings. Net interest expense increased in 1995 when compared to 1994 by $0.5 million due to higher interest rates, partially offset by lower average borrowings. The favorable impact of a net pay down in debt since 1994 of approximately $48 million will continue into 1997.

     TAXES ON INCOME The effective tax rate was approximately 43.0 percent in 1996 and 1995 and 41.0 percent in 1994. The increase in 1995 over 1994 was due to increased federal and state rates, which remained level into 1996.

     ACCOUNTING CHANGE The Company changed its method of determining the cost of certain inventories from last-in, first-out (LIFO) to first-in, first-out
(FIFO). Prior periods have been restated to reflect this change in accounting methodology in accordance with the requirements of generally accepted accounting principles.

------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     LIQUIDITY AND CAPITAL RESOURCES The Company's financial position continues to remain strong. Cash and cash equivalents totaled $2.9 million at December 31, 1996, compared to $0.3 million and $3.2 million at December 31, 1995 and 1994, respectively. The Company had working capital of $71.4 million at December 31, 1996. The primary source of cash in 1996 consisted of funds provided by operating activities of $37.4 million. The primary uses of cash in 1996 consisted of repayment of debt, $25.3 million, and capital expenditures, $10.5 million.

     The Company maintains a revolving credit facility, originally entered into on November 15, 1995, of $110.0 million, which reduces to $70.0 million by year 2000. Amounts outstanding under the facility are secured by liens on U.S. accounts receivable, inventories and machinery and equipment, as well as the investments in certain Company subsidiaries. The approximate fair value of the assets subject to lien at December 31, 1996, exceeds the facility amount outstanding. Long-term debt has decreased approximately $24.0 million since year end 1995. This followed a reduction in 1995 from 1994 of $23.1 million.

     The Company's ratio of total debt to total capitalization was 33.3 percent,
49.0 percent and 59.5 percent at December 31, 1996, 1995 and 1994, respectively, with total capitalization defined as total debt and total stockholders' investment. The decrease in the Company's total debt is a direct result of generating significant internal funds.

     The Company believes that currently available cash, borrowing facilities and its ability to increase its credit line if needed, combined with internally generated funds, should be sufficient to fund capital expenditures as well as any increase in working capital that would be required to accommodate a higher level of business activity.

CONSOLIDATED STATEMENTS OF INCOME
---------------------------------


                                               THE GENLYTE GROUP INCORPORATED & SUBSIDIARIES

                                                (Amounts in thousands except per share data)


For the year ended December 31,                      1996                 1995            1994
                                                     ----                 ----            ----
SUMMARY OF OPERATIONS
Net Sales .......................................$456,860             $445,660        $432,690
          Cost of sales ......................... 302,138              307,540         303,970
                                                  -------              -------         -------
Gross Profit .................................... 154,722              138,120         128,720
          Selling & administrative expenses ..... 126,274              116,165         114,061
                                                  -------              -------         -------
Operating Profit ................................  28,448               21,955          14,659
          Interest expense, net .................   5,649                7,986           7,505
Income Before Income Taxes ......................  22,799               13,969           7,154
          Income tax provision ..................   9,802                6,060           2,937
                                                    -----                -----           -----
Net Income ......................................$ 12,997             $  7,909        $  4,217
                                                 --------             --------        --------
Earnings Per Share ..............................$   1.00             $   0.62        $   0.33


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
---------------------------

                 THE GENLYTE GROUP INCORPORATED & SUBSIDIARIES

                                                               (Amounts in thousands except per share data)


As of December 31,                                                           1996               1995
                                                                             ----               ----
ASSETS
CURRENT ASSETS:
Cash and cash equivalents
                                                                         $  2,895           $    263
Accounts receivable (less allowances for doubtful accounts
          of $8,222 and $5,302 in 1996 and 1995, respectively) ........    65,036             62,024
Inventories:
          Raw materials and supplies ..................................    31,798             25,891
          Work in progress ............................................     6,429              9,288
          Finished goods ..............................................    42,772             41,042
                                                                          -------            -------
                                                                           80,999             76,221

Other current assets ..................................................    14,909             12,550
                                                                          -------            -------
          Total current assets ........................................   163,839            151,058

Plant and Equipment:
          Land ........................................................     4,969              5,831
          Buildings and leasehold interests and improvements ..........    54,205             59,248
          Machinery and equipment .....................................   152,175            164,337
                                                                          -------            -------
                                                                          211,349            229,416
Less: Accumulated depreciation and amortization .......................   150,969            165,267
                                                                          -------            -------
                                                                           60,380             64,149
Cost in Excess of Net Assets of Purchased Businesses ..................    11,755             12,026
Other Assets ..........................................................     2,141              3,801
                                                                         --------           --------
          Total Assets ................................................  $238,115           $231,034
                                                                         --------           --------
Liabilities and Stockholders' Investment
Current Liabilities:

Short-term borrowings .................................................  $   --             $  1,236
Current maturities of long-term debt ..................................        51                 50
Accounts payable-trade ................................................    44,440             38,795
Accrued expenses
          Salaries and wages ..........................................     8,863              7,994
          Income taxes payable ........................................     6,963              6,254
          Other accrued expenses ......................................    32,156             20,960
                                                                         --------           --------
                                                                           47,982             35,208
                                                                         --------           --------
          Total current liabilities ...................................    92,473             75,289
Long-term Debt ........................................................    41,847             65,896
Deferred Income Taxes .................................................     3,368              4,662
Other Liabilities .....................................................    16,644             15,287
Stockholders' Investment

          Common stock ($.01 par value, 30,000,000 shares authorized,
          13,092,900 and 12,833,928 shares issued at December 31, 1996 and 1995; 12,990,782 and 12,731,810 shares outstanding at
          December 31, 1996 and 1995, respectively) ...................       131                129
Additional paid-in capital ............................................     8,999              8,115
Retained earnings .....................................................    74,653             61,656
                                                                         --------           --------
          Total stockholders' investment ..............................    83,783             69,900
                                                                         --------           --------
          Total Liabilities and Stockholders' Investment ..............  $238,115           $231,034
                                                                         --------           --------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------


THE GENLYTE GROUP INCORPORATED & SUBSIDIARIES
                                                                           (Amounts in thousands)

For the year ended December 31,                                        1996         1995        1994
                                                                       ----         ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ....................................................   $  12,997    $   7,909    $   4,217
Adjustments to reconcile net income to net cash flows
          provided by operating activities:
            Depreciation and amortization .....................      14,550       15,657       16,886
            Gain (loss) from disposal of plant and equipment ..          41          (61)         437
            (Increase) decrease in:
                     Accounts receivable ......................      (3,012)       3,462       (6,495)
                     Inventories ..............................      (4,778)       2,522          832
                     Other current assets .....................      (2,359)      (2,687)       1,492
                     Other assets .............................       1,423       (2,500)         (22)
            Increase (decrease) in:
                     Accounts payable and accrued expenses ....      18,419        4,480        6,383
                     Deferred income tax liabilities ..........      (1,294)      (1,119)      (1,727)
                     Other liabilities ........................       1,357        1,630        1,030
            All other, net ....................................          91         (291)         415
                                                                    -------      -------      -------
Net cash flows provided by operating activities ...............      37,435       29,002       23,448
                                                                    -------      -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment ...............................     (10,474)     (10,368)     (11,884)
Proceeds from disposal of plant and equipment .................          69          136          620
                                                                    -------      -------      -------
Net cash flows used in investing activities ...................     (10,405)     (10,232)     (11,264)
                                                                    -------      -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of stock, net of tax benefit .............................         994          255         --
Repayment of debt, net ........................................     (25,284)     (22,866)     (10,372)
                                                                  ---------    ---------    ---------
Net cash flows used in financing activities ...................     (24,290)     (22,611)     (10,372)
                                                                  ---------    ---------    ---------
EFFECT OF EXCHANGE RATE CHANGES: ..............................        (108)         864       (1,891)
                                                                  ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents ..........       2,632       (2,977)         (79)
Cash and cash equivalents at beginning of year ................         263        3,240        3,319
                                                                  ---------    ---------    ---------
Cash and cash equivalents at end of year ......................   $   2,895    $     263    $   3,240
                                                                  ---------    ---------    ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
          CASH PAID DURING THE YEAR FOR:
            Interest ..........................................   $   5,286    $   7,355    $   7,537
                                                                  ---------    ---------    ---------
            Income taxes ......................................   $   9,853    $   6,043    $   3,358
                                                                  ---------    ---------    ---------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
---------------------------------------------------

                 THE GENLYTE GROUP INCORPORATED & SUBSIDIARIES

                                                                                        (Amounts in thousands)

                                                                                             PAID-IN
                                                                                 STOCK       CAPITAL     EARNING
                                                                                 -----       -------     -------

BALANCE, DECEMBER 31, 1993, AS PREVIOUSLY REPORTED                               $    128   $  8,411    $ 52,303
Adjustment for the cumulative effect on prior years of applying
          retroactively the new method of valuing certain inventories (Note 2)       --         --        (2,773)
BALANCE, DECEMBER 31, 1993, AS ADJUSTED                                          $    128   $  8,411    $ 49,530
                                                                                 --------   --------    --------
Net income                                                                           --         --         4,217
Foreign currency translation adjustments                                             --       (1,116)       --
Exercise of stock options                                                            --         --          --
BALANCE, DECEMBER 31, 1994                                                       $    128   $  7,295    $ 53,747
                                                                                 --------   --------    --------
Net income                                                                           --         --         7,909
Foreign currency translation adjustments                                             --          566        --
Exercise of stock options                                                               1        254        --
BALANCE, DECEMBER 31, 1995                                                       $    129   $  8,115    $ 61,656
                                                                                 --------   --------    --------
Net income                                                                           --         --        12,997
Foreign currency translation adjustments                                             --         (108)       --
Exercise of stock options                                                               2        992        --
BALANCE, DECEMBER 31, 1996                                                       $    131   $  8,999    $ 74,653
                                                                                 --------   --------    --------


The accompanying notes are an integral part of these consolidated financial statements.


QUARTERLY RESULTS OF OPERATIONS (Unaudited)


THE GENLYTE GROUP INCORPORATED & SUBSIDIARIES

                                                                        (Amounts in Thousands except per share data)

                                                                                                    Quarter
1996                                                                      1st          2nd          3rd          4th       Full Year
----                                                                      ---          ---          ---          ---       ---------

Net sales ...........................................................   $ 108,662    $ 112,440    $ 116,036    $ 119,722   $ 456,860
Operating Profit ....................................................       5,576        6,373        7,385        9,114      28,448
Net Income ..........................................................       2,293        2,751        3,436        4,519      12,997
Earnings per Share ..................................................        0.18         0.21         0.26         0.35        1.00
Market Price:
          High ......................................................       8 1\4            8        9 7\8           14          14
          Low .......................................................      6 3\16        7 1\4            6        8 3\4           6

1995                                                                     1st          2nd          3rd          4th        Full Year
Net Sales ...........................................................   $ 110,238    $ 110,967    $ 112,908    $ 111,547   $ 445,660
Operating Profit ....................................................       4,790        5,302        5,610        6,253      21,955
Net Income ..........................................................       1,531        1,792        2,064        2,522       7,909
Earnings per Share ..................................................        0.12         0.14         0.16         0.20        0.62
Market Price:
          High ......................................................       5 1\8        6 1\4        6 7\8            8           8
          Low .......................................................           4        4 1\2        5 1\8        5 1\8           4


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          IN THOUSANDS EXCEPT PER SHARE DATA

NOTE

DESCRIPTION OF BUSINESS

     The Genlyte Group Incorporated ("Genlyte" or the "Company") is a United-States based multinational corporation. Genlyte designs, manufactures and sells lighting fixtures and controls for a wide variety of applications in the commercial, industrial and residential markets. Genlyte's products are marketed primarily to distributors who resell the products for use in residential, commercial and industrial construction and remodeling.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES  OF  CONSOLIDATION:   The  accompanying  consolidated  financial
statements include the accounts of Genlyte after elimination of all material intercompany accounts and transactions.

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

     INVENTORIES: Inventories are stated at the lower of cost or market and include materials, labor and overhead. During the third quarter of 1996, the Company changed its method of accounting for certain inventories from the last-in, first-out ("LIFO") method of accounting to the first-in, first-out ("FIFO") method. This change, applied through the retroactive restatement of all prior period financial statements, was made for the following reasons: (1) it will improve the measurement of operating results in light of reduced inflation rates; (2) it will enhance the comparability of the Company's financial statements by changing to the predominant method utilized in the industry; and
(3) it will allow the Company to reduce the costs incurred in administering the existing LIFO system. Although this change in method did not affect net income in 1996, it decreased net income by $421, or 3 cents per share in 1995, and $863, or 7 cents per share in 1994.

     PLANT AND EQUIPMENT: The Company provides for depreciation of plant and equipment principally on a straight line basis over the useful lives of the assets. Useful lives vary among the several classifications, as well as among the constituent items in each classification, but generally fall within the following ranges:

     Buildings and leasehold interests and improvements 10 - 40 years Machinery and Equipment 3 - 10 years

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

     Accelerated methods of depreciation are used for income tax purposes and appropriate provisions are made for the related deferred income taxes.

     COST IN EXCESS OF NET ASSETS OF PURCHASED BUSINESSES: Cost in excess of net assets of purchased businesses acquired prior to 1971 is not amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets, aggregating $9,801, is being amortized over 20-40 years. For the years ended December 31, 1996 and 1995, accumulated amortization was $2,969 and $2,697, respectively.

     RESEARCH AND DEVELOPMENT COSTS: Research and development costs are expensed as incurred. These expenses were $4,475 in 1996, $2,551 in 1995, and $3,006 in 1994.

     TRANSLATION OF FOREIGN CURRENCIES: Balance sheet accounts of foreign subsidiaries are translated at the rates of exchange in effect as of the balance sheet date. The cumulative effects of such adjustments were $2,126 and $2,019 at December 31, 1996 and 1995, respectively, and have been charged to the Additional paid-in-capital account in Stockholders' Investment. Income and expenses are translated at the average exchange rates prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income.

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

                                             1996           1995           1994
                                             ----           ----           ----
Income Before Income Taxes:
Domestic ..........................      $ 19,277       $ 10,992       $  4,879
Foreign ...........................      $  3,522       $  2,977       $  2,275
                                         $ 22,799       $ 13,969       $  7,154
Provisions (Benefit) for
    Income Taxes:
Domestic:
    Currently Payable .............      $ 11,332       $  7,787       $  2,606
    Deferred ......................        (2,857)        (2,982)          (469)
Foreign:
    Currently Payable .............      $  1,475       $  1,230       $    784
    Deferred ......................          (148)            25             16
                                         $  9,802       $  6,060       $  2,937

INCOME TAXES

     The components of income before income taxes and the provisions for income taxes are as follows:

     Undistributed earnings of non-US subsidiaries included in consolidated retained earnings amounted to $14,903 at December 31, 1996. These earnings, which reflected full provision for non-US income taxes, are indefinitely reinvested in non-US operations or will be remitted substantially free of additional tax. Accordingly, no material provision has been made for taxes that may be payable upon remittance of such earnings nor is it practicable to determine the amount of this liability.

     The provision for income taxes includes a deferred component that arose from the recording of certain items in different periods for financial reporting and income tax purposes. The sources of the domestic differences and the related tax effect are as follows:

                                                 1996         1995         1994
                                                 ----         ----         ----
Depreciation ............................     $(1,083)     $(1,344)     $(1,186)
Inventory Valuation .....................         410         (134)        (505)
Facility Rationalization Reserve ........        --            386        1,500
Pension Accruals ........................        (118)          (2)        (470)
Bad Debt Reserve ........................      (1,259)        (733)          82
Other Accruals/Reserves .................        (850)      (1,201)          94
Other, Net ..............................          43           46           16
Total Domestic
    Deferred Tax Provision ..............     $(2,857)     $(2,982)     $  (469)
                                              -------      -------      -------

                                                 1996         1995         1994
                                                 ----         ----         ----
Statutory Federal Rate ..................     $ 7,979      $ 4,890      $ 2,432
State & Local Taxes,
Net of Federal Tax Benefit ..............       1,334          899          543
Other, Net ..............................         489          271          (38)
Total Provision for
    Income Taxes ........................     $ 9,802      $ 6,060      $ 2,937



     In 1996, 1995 and 1994, the Company's effective tax rates were 43%, 43% and 41%, respectively, of income before income taxes. An analysis of the differences between the actual provision for income taxes and the provision at the U.S. Federal statutory tax rate follows:

     The Company is currently being audited by the Internal Revenue Service for tax years 1993 and 1994. While the audit has not been finalized, the Company believes it has adequately provided for any additional taxes that may result.

LONG-TERM DEBT
                                                          1996              1995
                                                          ----              ----
Revolving Credit Notes .....................           $31,000           $55,000
Industrial Revenue Bonds ...................            10,500            10,500
Other ......................................               398               446
                                                       $41,898           $65,946
Less: Current Maturities ...................                51                50
Total ......................................           $41,847           $65,896

     The Company  maintains a revolving  credit  facility  (the  "Facility")  of
$110,000, which reduces to $70,000 by 2000. The total borrowings under the Facility as of December 31, 1996 and 1995 were $31,000 and $55,000, respectively. In addition, the Company has issued approximately $8,500 of letters of credit, which reduce the amount available to borrow under the Facility. The interest rate on amounts borrowed under the Facility is a floating rate related to, at the option of the Company, either (1) a reference rate determined by the agent bank plus a fixed spread, or (2) the London Interbank Offered Rate (LIBOR) plus a fixed spread. The Company pays a commitment fee on the unused portion of the Facility. In June 1996 the Company entered into a one-year inte rest rate cap that limited the maximum interest rate to 6.0% on $20,000 of loans under the Facility.

     The amount outstanding under the Facility is secured by liens on U.S. accounts receivable, inventories and machinery and equipment, as well as the investments in certain subsidiaries of the Company. The approximate fair value of assets subject to lien at December 31, 1996, was $169,802.

     The terms of the Facility include various covenants that, among others, limit the amounts that can be expended for cash dividends and purchases of Company stock. No dividends were paid in 1996 or 1995. At December 31, 1996 and 1995, the Company was in compliance with all provisions of the Facility. The Company expects that funds generated from operations combined with amounts available under the Facility will fulfill anticipated cash requirements for the Company through 1997.

     The Company has $10,500 of variable rate demand Industrial Revenue Bonds comprised of three issues of $5,000, $4,500 and $1,000 payable in 2010, 2009 and 2009, respectively. During 1996, the average interest rate on these bonds was 3.99%. The bonds are backed by a bank's letter of credit for the life of the bonds to guarantee payment of the bonds on the Company's behalf. The letter of credit is subject to annual renewals by the bank. The bonds are also secured by liens on the related facilities and equipment.

        The Company has mortgages and other debt at interest rates of 4.8% to 9.1% due from 1997 through 2002.

     The annual maturities of long-term debt are summarized as follows:

YEAR ENDING DECEMBER 31
-----------------------

1998                                                           59
1999                                                          142
2000                                                       31,054
2001                                                           59
2002 and thereafter                                        10,533
Total Long-Term Debt                                      $41,847

STOCK OPTIONS

     The Genlyte 1988 Stock Option Plan (the "Plan") was established in 1988 for the benefit of key employees and directors of Genlyte. The Plan provides that an aggregate of 2,000,000 shares of Genlyte Common Stock may be granted as nonqualified stock options, provided that no options may be granted if the number of shares of Genlyte Common Stock that may be issued upon the exercise of outstanding options would exceed the greater of 1,000,000 shares of Genlyte Common Stock or 10% of the issued and outstanding shares of Genlyte Common Stock.

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

Transactions under the Plan are summarized below:

                                                                                                  OPTION PRICE PER SHARE
                                                                                                                 WEIGHTED
                                                                SHARES              LOW             HIGH         AVERAGE
                                                                ------              ---             ----         -------
Outstanding December 31, 1993                                  930,883             $4.53          $12.75            5.16
            Granted                                            176,750              4.75            5.50            4.82
            Canceled                                           (94,250)             4.53           12.75            5.97

Outstanding December 31, 1994                                1,013,383             $4.53           $8.75            5.02
            Granted                                            337,067              4.875           7.625           6.99
            Exercised                                          (52,985)             4.53            5.50            4.81
            Canceled                                          (218,750)             4.53            8.75            5.38

Outstanding December 31, 1995                                1,078,715             $4.53           $7.625           5.58
            Granted                                            211,750              7.50           10.25            8.44
            Exercised                                         (208,741)             4.53            7.00            4.80
            Canceled                                           (59,751)             4.53            8.00            5.48

Outstanding December 31, 1996                                1,021,973             $4.53          $10.25            6.33

Exercisable at end of year                                     247,631             $4.53         $  6.25            4.93


     The weighted average fair values of options granted in 1996 and 1995 were $4.12 and $3.33, respectively. The options outstanding at December 31, 1996, have a weighted average remaining contractual life of 2.83 years.

     The Company accounts for this plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                        1996                    1995
                                        ----                    ----
Net Income       As Reported         $12,997                  $7,909
                 Pro Forma           $12,658                  $7,844

EPS              As Reported         $  1.00                 $  0.62
                 Pro Forma           $  0.97                 $  0.61

     Because method of accounting in SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The fair value of an option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rates of 6.34 percent and 5.82 percent in 1996 and 1995, respectively; no dividend payments; expected option lives of five years; and expected volatility of 45.8 percent for the Company's common stock.

PREFERRED STOCK PURCHASE RIGHTS

     In August 1989, the Company declared a dividend of one preferred stock purchase right on each share of the Company's common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth share of a new series of junior participating cumulative preferred stock at an exercise price of $75.00 per share. The right may only be exercised within ten (10) business days after a person or group of persons (the "Holder") acquire, or commence a tender offer to acquire, 20% or more of Genlyte's outstanding common stock, or upon declaration by the Board of Directors. Upon the acquisition by the Holder of 20% or more of the Company's outstanding common stock, each right would represent the right to purchase, for $75.00, shares of the Company's common stock with a market value of $150.00. The rights may be redeemed by the Company at a price of $.01 per right and can be amended by the Company's Directors during the 10 day period prior to the exercise date. These rights expire in 1999.

     The preferred stock purchased upon exercise of the rights will be entitled to a minimum annual preferential dividend of $1.00 and a minimum liquidation payment of $1.00 per one-hundredth share of preferred stock. If the Company were to enter into certain business combination or disposition transactions with the Holder, each right would also be entitled to purchase, for $75.00, shares of the Holder's common stock with a market value of $150.00.

PENSION PLANS

     The Company has five pension plans, which cover the majority of its employees. The Genlyte Corporation Retirement Plan is the Company's principal retirement plan and covers most of the employees of the Company. Benefits under that plan are based on years of service and highest average compensation during any five consecutive years within the last 10 years of employment. The Company's pension plan assets consist primarily of publicly traded equity or debt securities. Pension costs under the Company's retirement plans are actuarially computed. Annual contributions are made to the plans in amounts approximately equal to the amounts accrued for pension expense.

     The Company's pension cost for 1996, 1995 and 1994 consists of the following:


                                                                      1996                   1995                1994
                                                                      ----                   ----                ----
Service cost benefits earned during the year                         $1,278                 $1,147              $1,052
Interest cost on benefits earned in prior years                       3,358                  3,265               3,006
Actual return on plan assets                                        (3,991)                (5,938)                 (2)
Deferred gain (loss)                                                  1,329                  3,585             (2,426)
Amortization of transition amounts                                      442                    428                 289
Net pension cost                                                     $2,416                 $2,487             $ 1,919


     At December 31, 1996, all of the Company's pension plans had accumulated benefit obligations that exceeded plan assets. The following table summarizes the funded status of the Company's pension plans and the related amounts that are recognized as liabilities in the consolidated balance sheet:



                                                                                                          1996                 1995
                                                                                                          ----                 ----
Actuarial present value of benefit obligations:
             Vested benefit obligation ...................................................            $ 42,061             $ 41,861
             Non-vested benefit obligation ...............................................                 552                  536
             Accumulated benefit obligation ..............................................              42,613               42,397
             Effect of estimated future increases in compensation ........................               4,048                4,342
             Projected benefit obligation ................................................              46,661               46,739
Plan assets at fair value ................................................................              40,622               36,333
Projected benefit obligation in excess of plan assets ....................................               6,039               10,406
             Unrecognized net obligation at adoption .....................................                (737)                (914)
             Unrecognized net benefit since adoption .....................................               7,615                3,237
             Unrecognized prior service cost .............................................              (2,109)              (2,327)
Accrued pension liability as of December 31 ..............................................            $ 10,808             $ 10,402


     The discount rates and rates of increase in future compensation levels used in determining the actuarial present value of the liabilities recognized on the consolidated balance sheet were 7.75% and 5.0%, respectively, at September 30, 1996, and 7.5% and 5.0%, respectively, at September 30, 1995. The expected long-term rate of return on plan assets was 9.0% at September 30, 1996, and 8.5% at September 30, 1995.

     The Company has a number of plans for hourly personnel, primarily union (single or multi-employer) pension plans, for which the Company's obligation is a defined contribution amount. The basis for the contribution includes union contract amounts, usually based on an amount per hour worked, and percentages of employee contributions. Expense amounts recorded under these plans were $344, $355 and $491 in 1996, 1995 and 1994, respectively.

     Genlyte also maintains four defined benefit plans covering substantially all of the employees of its Canadian subsidiary (Canlyte, Inc.). Net pension costs for these plans included the following:


                                                                                         1996               1995               1994
                                                                                        -----              -----              -----
Service cost benefits earned during the year ..............................             $ 145              $ 121              $ 114
Interest cost on benefits earned in prior years ...........................               264                246                222
Actual return on plan assets ..............................................              (706)              (183)              (502)
Deferred gain (loss) ......................................................               394                (81)               243
Amortization of transition amounts ........................................                (3)                (3)                (4)
Net pension cost ..........................................................             $  94              $ 100              $  73


The funded status of the plan is as follows:

                                                                                                          1996                 1995
                                                                                                          ----                 ----
Actuarial present value of benefit obligations:
            Vested benefit obligation ....................................................             $ 3,060              $ 2,952
            Non-vested benefit obligation ................................................                  50                  100
            Accumulated benefit obligation ...............................................               3,110                3,052
            Effect of estimated future increases in compensation .........................                 449                  284
            Projected benefit obligation .................................................               3,559                3,336
Plan assets at fair value ................................................................               4,219                3,615
Projected benefit obligation less than of plan assets ....................................                (660)                (279)
            Unrecognized net obligation ..................................................                  46                   34
            Unrecognized net benefit since adoption ......................................                 227                  (81)
Prepaid pension cost as of December 31 ...................................................             $  (387)             $  (326)


     The discount rates and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8% and 5%, respectively, at both December 31, 1996 and 1995. The expected long-term rate of return on assets was 8% at both December 31, 1996 and 1995.

LEASE COMMITMENTS

     The  Company   rents  office   space,   equipment   and   computers   under
noncancellable operating leases. Rental expense during 1996, 1995 and 1994 amounted to $2,446, $4,127 and $4,828, respectively. Future required minimum rental payments as of December 31, 1996, were as follows:

1997                                 $3,052
1998                                  1,767
1999                                  1,067
2000                                    646
2001                                    574
After 2001                            2,466
Total                                $9,572

CONTINGENCIES

     Genlyte has been named as one of a number of corporate and individual defendants in an adversary proceeding filed on June 8, 1995, arising out of the Chapter 11 bankruptcy filing of Keene Corporation ("Keene"). Except for the last count, as discussed below, the claims and causes of action are substantially the same as were brought against Genlyte in the U.S. District Court in New York in August 1993, which have been permanently enjoined from proceedings as a result of Keene's reorganization plan. The new complaint is being prosecuted by the Creditors Trust created for the benefit of Keene's creditors (the "Trust"), seeking from the defendants, collectively, damages in excess of $700 million, rescission of certain asset sale and stock transactions, and other relief. With respect to Genlyte, the complaint principally maintains that certain lighting assets of Keene were sold to a predecessor of Genlyte in 1984 at less than fair value, while both Keene and Genlyte were wholly-owned subsidiaries of Bairnco Corporation. The complaint also challenges Bairnco's spin-off of Genlyte in August 1988. Other allegations are that Genlyte, as well as other corporate defendants, are liable as corporate successors to Keene. The complaint fails to specify the amount of damages sought against Genlyte. The complaint also alleges a violation of the Racketeer Influenced and Corrupt Organizations Act.

     Following confirmation of the Keene reorganization plan, the parties have moved to withdraw the case from bankruptcy court to the Southern District of New York Federal District Court. No answer or other pleading shall be due until thirty (30) days following withdrawal of the case. Genlyte believes that it has meritorious defenses to the adversary proceedings and will defend said action vigorously.

     Additionally, the Company is a defendant and/or potentially responsible party, with other companies, in actions and proceeding under state and federal environment laws including the federal Comprehensive Environmental Response Compensation and Liability Act, as amended ("Superfund"). Such actions include, but are not limited to, the Keystone Sanitation Landfill site located in Pennsylvania, in which the United States Environmental Protection Agency has sought remedial action and reimbursement for past costs.

     Management does not believe that the disposition of the lawsuits and/or proceedings will have a material effect on the Company's financial condition or results of operations.

                                               Operating
                                Net Sales        Profit       Assets
                                ---------        ------       ------
1996
    United States               $396,444        $25,139      $207,279
    Foreign                       60,416          3,309        31,286
    Total                       $456,860        $28,448      $238,565
1995
    United States               $381,489        $18,960      $199,849
    Foreign                       64,171          2,995        31,185
    Total                       $445,660        $21,955      $231,034
1994
    United States               $374,677        $12,466      $210,797
    Foreign                       58,013          2,193        29,381
    Total                       $432,690        $14,659      $240,178

GEOGRAPHICAL INFORMATION

     The Company has operations throughout North America. Information about the Company's operations by geographical area for the years ended December 31, 1996, 1995 and 1994, is as follows:

Report of Independent Public Accountants
To the Stockholders of The Genlyte Group Incorporated

     We have audited the accompanying consolidated balance sheets of The Genlyte Group Incorporated (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and stockholders' investment for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overal l financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Genlyte Group Incorporated and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the financial statements, in 1996 the Company has given retroactive effect to the change in its method of accounting for certain inventories from lifo to fifo.


/s/ Arthur Anderson LLP
-------------------------
Arthur Andersen LLP

New York, New York
January 22, 1997

BOARD OF DIRECTORS

[Photograph]
ROBERT B. CADWALLADER
DIRECTOR

[Photograph]
AVRUM I. DRAZIN*
CHAIRMAN

[Photograph]
DAVID M. ENGELMAN
DIRECTOR

[Photograph]
GLENN W. BAILEY
DIRECTOR

[Photograph]
FRANK METZGER
DIRECTOR

[Photograph]
LARRY K. POWERS*
PRESIDENT AND CHIEF EXECUTIVE OFFICER

[Photograph]
FRED HELLER
DIRECTOR & CHAIRMAN EMERITUS

EXECUTIVE COMMITTEE

[Photograph]
STEVEN R. CARSON
VICE PRESIDENT & GENERAL MANAGER CONTROLS

[Photograph]
ZIA EFTEKHAR
PRESIDENT, LIGHTOLIER

[Photograph]
MICHAEL J. FARRELL
PRESIDENT, KEENE-WIDELITE

[Photograph]
NEIL M. BARDACH+
VICE PRESIDENT & CHIEF FINANCIAL OFFICER

[Photograph]
CHARLES M. HAVERS
PRESIDENT, SUPPLY DIVISION

[Photograph]
RENE MARINEAU
PRESIDENT, LIGHTOLIER CANADA/CFI

[Photograph]
DENNIS W. MUSSELMAN
VICE PRESIDENT & GENERAL MANAGER HADCO/BRONZELITE

[Photograph]
HENRY M. GLOVER
VICE PRESIDENT & GENERAL MANAGER WIDE-LITE

[Photograph]
DONNA R. RATLIFF+
VICE PRESIDENT - ADMINISTRATION & CORPORATE SECRETARY

[Photograph]
JON SAYAH
VICE PRESIDENT & GENERAL MANAGER DIAMOND F/DECORATIVE

* Also an officer and member of the Executive Committee
+ Also an officer of the company

Stockholder information


CORPORATE OFFICES
2345 Vauxhall Road
P.O. Box 3148
Union, NJ 07083-1948

INVESTOR RELATIONS
Information and Form 10-K Please call or write the Investor Relations Department at (908) 810-4536

STOCK LISTING
Genlyte common stock is traded on the NASDAQ National Market System under the symbol GLYT

TRANSFER AGENT
Bank of New York
101 Barclay Street
New York, NY 10286
(800) 524-4458

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
1345 Avenue of the Americas
New York, NY 10505

ANNUAL MEETING
The Annual Stockholders' Meeting will be held at 1345 Avenue of the Americas, 3rd floor, New York, N Yon
April 24, 1997

Credits:

page 8, bottom left: Photograph by Milo Stewart Jr., courtesy of the the National Baseball Hall of Fame Library, Cooperstown, N.Y.
page 12, top left: Photograph by Ron Schramm page 14, bottom right: Photograph courtesy of the Hotel Inter-Continental, New York.

Design: George/Gerard Design, NYC

[BACK COVER]

GENLYTE [GRAPHIC]
2345 Vauxhall Road
P.O. Box 3148
Union, NJ 07083-1948