Form 10-K, Exhibit 13
period 1997-12-31
GENLYTE GROUP INC
filed 1998-03-25
CIK 833076

1997
                           Lighting the Way Together
                                 Annual Report

                            [Graphic Photo Omitted]

                            On the Cover: The Getty
                            Center, Los Angeles,
                            California. Over 14 years
                            under construction, costing
                            approximately $1 billion, the
                            recently opened Getty
                            Center is one of the most
                            significant architectural
                            projects of the century. 1.5
                            million people are expected
                            to visit in its first year.
                            Genlyte lighting was specified
                            by the project's lighting
                            consultant, for both indoor
                            and outdoor applications.

[Graphic Photo Omitted]

THE GENLYTE GROUP INCORPORATED IS A LEADING MANUFACTURER OF LIGHTING FIXTURES AND CONTROLS FOR THE COMMERCIAL, INDUSTRIAL AND RESIDENTIAL MARKETS. OUR PRODUCTS ARE SOLD UNDER THE BRAND NAMES OF BRONZELITE, CRESCENT, DIAMOND F, EXCELINE, FORECAST, LIGHTOLIER CONTROLS, HADCO, LIGHTOLIER, STONCO AND WIDE-LITE IN THE U.S. AND CFI FLUORESCENT, KEENE-WIDELITE, LIGHTOLIER, PRODEL AND STONCO IN CANADA.

[Graphic Omitted]

                             Net Sales

                             '95        '96       '97
                             -------------------------
                             445.7     456.9     488.0

                              FINANCIAL HIGHLIGHTS

AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA    1997        1996       1995

-----------------
OPERATING RESULTS
-----------------

Net Sales                                     $487,961   $456,860   $445,660

Gross Profit Margin                               34.7%      33.9%      31.0%

Operating Profit                              $ 37,621   $ 28,448   $ 21,955

Net Income                                    $ 19,113   $ 12,997   $  7,909

Earnings Per Share:

     Basic                                    $   1.46   $   1.01   $   0.62

     Diluted                                  $   1.42   $   1.00   $   0.62

------------------
BALANCE SHEET DATA
------------------

Current Assets                                $174,106   $163,839   $151,058

Total Assets                                  $254,028   $238,115   $231,034

Current Liabilities                           $ 92,145   $ 92,473   $ 75,339

Total Debt                                    $ 32,785   $ 41,847   $ 67,132

Stockholders' Investment                      $103,729   $ 83,783   $ 69,900

Book Value Per Average Share                  $   7.72   $   6.42   $   5.46


          [THE FOLLOWING TABLES ARE REPRESENTATIVE OF GRAPHIC CHARTS.]

OPERATING                NET                      EARNINGS
PROFIT                   INCOME                   PER SHARE

'97       37.6           '97      19.1            '97       1.42
'96       28.4           '96      13.0            '96       1.00
'95       22.0           '95       7.9            '95       0.62

                                   HIGHLIGHTS

                                   OF THE YEAR

TO OUR STOCKHOLDERS:

1997 WAS ANOTHER RECORD YEAR FOR GENLYTE. WE INTRODUCED MANY EXCITING NEW PRODUCTS, ACHIEVED OUR BEST SALES GROWTH SINCE THE COMPANY BECAME PUBLIC, AND EARNED RECORD PROFITS. We are proud of our accomplishments, and are confident that we have positioned the company for continued growth and improved financial performance. We enjoyed focused growth in 1997: we grew with customers who appreciate the value of Genlyte's services with products we manufacture with distinction and sell with confidence. We want to discuss three specific activities in 1997 that have positioned Genlyte for future growth in sales and profitability.

LYTENING(TM)/NEW PRODUCTS

Lytening is one of the most exciting new products introduced in the lighting industry in many years, and the most successful product introduction in Genlyte history. Lytening was conceived, designed, manufactured and marketed as a complement to Lightolier's historic strength in high-performance quality downlighting. Our customers welcomed Lytening and recognized its value and the opportunity that this innovative product gave them to sell more downlighting and earn more profit in a mature market. This product was only sold to Lightolier's select distributors and gives them a distinct advantage in marketing an exciting new product that is not offered through alternate channels of distribution. We will continue to focus our product development, on which we spent more than $10 million in 1997, on those products that give our customers a competitive advantage. We introduce hundreds of new products each year, and Lytening typifies the care we take in directing product introductions to customers and markets we value. While Lytening was clearly the most significant new product that we introduced in 1997, we also introduced many other exciting and innovative products in outdoor, fluorescent, decorative and controls. All of these products will generate additional sales in 1998 and beyond. We began the development of our new emergency lighting line, which will be introduced in early 1999. Innovative products are very important to Genlyte, and we will continue our aggressive new product developments in 1998.

CUSTOMER-FOCUSED TECHNOLOGY

We invested a substantial amount of money in 1997 and will invest more in 1998 to install Oracle software in our operating divisions to manage customer orders, inventory, shipments and invoicing. When Oracle is in use throughout Genlyte, our customers will be able to place one order for products made for stock from all Genlyte divisions and have immediate access to timely information


P
A
G
E
2

                              ------------------
                              GENLYTE OUR BRANDS
                              ------------------

LIGHTOLIER HIGH-QUALITY, INNOVATIVE RESIDENTIAL/COMMERCIAL LIGHTING:
DOWNLIGHTING, TRACK LIGHTING, DECORATIVE, FLUORESCENT AND CONTROLS.

FORECAST RESIDENTIAL DECORATIVE LIGHTING SOLD THROUGH LIGHTING SHOWROOMS.

CONTROLS ELECTRONIC DIMMING AND ENERGY-SAVING CONTROLS FOR
RESIDENTIAL/COMMERCIAL USE.

STONCO, CRESCENT & EXCELINE STANDARD, HIGH- VOLUME, CONTRACTOR-FRIENDLY INDOOR/OUTDOOR LIGHTING DISTRIBUTED THROUGH ELECTRICAL WHOLESALERS AND SOLD PRIMARILY TO ELECTRICAL CONTRACTORS.

WIDE-LITE ENERGY-EFFICIENT, HID INDOOR/OUTDOOR LIGHTING PRODUCTS AND CONTROLS FOR COMMERCIAL, INDUSTRIAL, RECREATIONAL USE.

BRONZELITE HIGH-QUALITY, SPECIFICATION-GRADE COMMERCIAL LANDSCAPE LIGHTING.

HADCO SPECIFICATION-GRADE EXTERIOR ARCHITECTURAL LIGHTING FOR MUNICIPAL, INDUSTRIAL, COMMERCIAL, LANDSCAPE USE.

DIAMOND F DECORATIVE RESIDENTIAL LIGHTING SOLD THROUGH DO-IT-YOURSELF HOME CENTERS.

CANLYTE SALE IN CANADA OF LIGHTOLIER, CFI, KEENE-WIDELITE, STONCO AND HADCO PRODUCT LINES.

about their orders, including product availability. We have already successfully installed Oracle at one of our divisions, with additional divisions scheduled to follow closely behind. We have made the investments in hardware, software and skilled staff required to install Oracle for one reason: to better serve our customers at a lower cost for them and for ourselves. This technology will make it easier for all of us at Genlyte to reach our ultimate goal of providing our customers with the best overall service in the industry.

GENLYTE DISTRIBUTION/SERVICE

Our inability to provide customers with excellent service has been an obstacle to Genlyte's growth over the past several years. The installation of Oracle is only part of that solution. We have studied our distribution coverage carefully and concluded that we can improve our product delivery to our customers dramatically by consolidating our distribution into several regional distribution centers, strategically located throughout the United States. The first of these distribution centers is scheduled to open this fall, serving our customers on the East Coast. In addition to Oracle and our new distribution network, each division is developing a customer service campaign for 1998 with all employees participating to dramatically improve our service. Genlyte is noted for having outstanding products, and we are dedicated to improving our service to match our products.

     We have spent the last three years improving the financial condition of Genlyte. We have eliminated unprofitable product lines and reduced capacity at less-productive facilities, while strengthening our balance sheet and reducing our debt. At the same time we have made substantial investments in people, products and technology to position Genlyte for growth. We are truly committed to "Lighting the Way-Together," by providing excellent opportunities and services for our customers, employees, vendors and shareholders. We will earn your continued confidence and trust. We are confident that 1998 will be another excellent year for Genlyte. Thank you for your ongoing support.

[PHOTO]


/s/ Larry K. Powers
-------------------
    Larry K. Powers
    President and Chief Executive Officer

                                                  [PHOTO OF LARRY K. POWERS]

/s/ Avrum I. Drazin
-------------------
    Avrum I. Drazin
    Chairman of the Board

                                                  [PHOTO AVRUM I. DRAZIN]

P
A
G
E
4

                              --------------------
                              HIGHLIGHT OPERATIONS
                              --------------------

GOING FOR GROWTH      THE GROUNDWORK IS LAID. WE HAVE CONTINUED TO REDUCE EXCESS
CAPACITY. SIGNIFICANTLY IMPROVED PRODUCTIVITY. LOWERED OUR COSTS. SEVERAL OF OUR COMPANIES HAVE RECEIVED ISO REGISTRATION, CERTIFYING THEM AS "WORLD CLASS" MANUFACTURERS, AND SEVERAL MORE ARE NEAR TO IT. GENLYTE IS POSITIONED FOR GROWTH. THE FOLLOWING PAGES SHOW HOW WE'RE GOING TO ACHIEVE THAT GROWTH. THROUGH INNOVATIVE PRODUCTS, LIKE LYTENING, WHICH HAS REVOLUTIONIZED DOWNLIGHT INSTALLATION AND OPENED NEW MARKETS, AS WELL AS THROUGH THE HUNDREDS OF NEW PRODUCTS THAT REFRESH AND UPDATE OUR LINES EACH YEAR, KEEPING GENLYTE ON THE INDUSTRY'S FOREFRONT. THROUGH A VARIETY OF MANUFACTURING INITIATIVES AIMED AT INCREASING OUR EFFICIENCY AND PRODUCTIVITY EVEN MORE, SO THAT WE CAN OFFER HIGH-QUALITY PRODUCTS AT A COMPETITIVE PRICE. AND MOST IMPORTANTLY, THROUGH OUR COMPANY-WIDE CUSTOMER SERVICE INITIATIVES, WHICH ARE FOCUSING EVERY RESOURCE -- TECHNOLOGY, WAREHOUSING, TRAINING, SALES --ON MAKING IT EASY FOR CUSTOMERS TO DO BUSINESS WITH GENLYTE. WE ARE DETERMINED TO MAKE GENLYTE THE LIGHTING COMPANY THAT NOT ONLY PROVIDES THE BEST LIGHTING SOLUTIONS BUT IS THE EASIEST DO BUSINESS WITH. THE FOLLOWING PAGES SHOW THAT OUR COMMITMENT TO GROWTH IS BUILT ON OUR COMMITMENT TO OUR CUSTOMER.

                                    [PHOTO]

LYTECASTER

          The beauty of Lytening goes beyond the unprecedented ease of installation. Because the housing is designed to accommodate over 40 of Lightolier's existing Lytecaster reflector trims, Lytening is the most versatile choice for residential and light commercial downlighting. Lytening's various installation and lamping options offer hundreds of lighting effects, from general lighting to wall washing and accent lighting. To enhance its versatility even more, the Lytening housing is dual-rated for use in both insulated and non-insulated ceilings. For distributors, this extraordinary flexibility means reduced inventory requirements; for contractors, on-site logistics are greatly simplified.


P
A
G
E
6

---------------------
HIGHLIGHT NEW PRODUCT
---------------------

LYTENING(TM)

     A REVOLUTION IN RECESSED DOWNLIGHTING In Genlyte's most significant product launch of the year, LIGHTOLIER introduced Lytening, a new downlight housing that vastly simplifies downlight installation while delivering superior performance at a very competitive price.

     The heart of the innovation lies in a unique mounting system, the SwiveLock(TM), which enables a contractor to wire the housinG from below the ceiling line, and then pivot it into position between the ceiling joists. This feature eliminates the awkward job of wiring the housing in the cramped space between the joists--resulting in huge time savings for contractors.

     For Lightolier, known for leadership in innovative commercial and residential lighting, Lytening marks an important expansion of its marketing strategy to include the electrical contractor. The product's innovative, patented design includes 10 "contractor friendly" installation and performance features--the result of two years of research and development, and hundreds of conversations with lighting contractors and distributors. Anything but a "me too" product, Lytening advances the state of the art in residential downlight installation.

     Lytening demonstrates that even in a mature market like recessed downlighting, dramatic innovations that truly respond to customers' needs will open new doors to growth. Already a huge success for Lightolier and Genlyte, the future of Lytening looks even brighter.

TELLING KEY CUSTOMERS ABOUT "THE WORLD'S BEST ENGINEERED DOWNLIGHT" WAS THE THRUST OF A TWO-DAY LAUNCH EVENT HOSTED BY LIGHTOLIER. THE GUESTS, REPRESENTING MORE THAN 75% OF LIGHTOLIER'S DISTRIBUTOR CHANNEL BUSINESS, WERE INTRODUCED TO THE LYTENING PRODUCT IN A MULTI-MEDIA PRESENTATION AND A HANDS- ON INSTALLATION TRAINING SESSION. THE LAUNCH WAS MADE UNDER THE HEADING OF "THE THIRD WAVE," THE THIRD STAGE OF A MULTIYEAR PROGRAM THAT IS NOW FOCUSED ON ENHANCING CUSTOMER SERVICE.

                                                                         [PHOTO]

                                                                               P
                                                                               A
                                                                               G
                                                                               E

----------------------
HIGHLIGHT NEW PRODUCTS
----------------------

Innovation is a tradition at Genlyte. From the development of track lighting to the first HID floodlight, to the first acrylic refractor globe for street lighting, Genlyte companies have consistently been at the forefront. On these pages you'll see a sampling of the year's new product highlights. These are just a few of the hundreds of new products introduced in 1997 by Genlyte companies.

[PHOTO]

NEW "SOFT" FLUORESCENTS

The major trend in commercial fluorescent lighting is to bring together balanced brightness and soft lighting effects with an architectural statement. CFI FLUORESCENT of Canada--which has earned its reputation as a leader in fluorescent lighting--is on the front wave of this trend with the Alter family of soft lights. Alter Soft Lights are recessed indirect fluorescent luminaires that blend high luminous efficacy with aesthetically pleasing soft lighting. By eliminating shadows, glare and hot spots, Alter lights enhance the quality of the visual environment while adding a feeling of spaciousness. CFI developed the Alter product line in strategic alliance with Alter in France, demonstrating another way Genlyte is filling gaps in our product lines and expanding our markets.

KALEIDOSCOPE(TM) LUMINAIRES FROM EXCELINE ARE PERFECTLY SUITED TO THE "TECHNO-STYLE" DECORS FOUND SO OFTEN TODAY IN RESTAURANTS AND SPECIALTY RETAIL SPACES. THESE COLORFUL FIXTURES OFFER THE RUGGED AND DEPENDABLE DESIGN OF THE WELL-KNOWN STONCO ROUGHLYTE(TM) VAPORTIGHT FIXTURE, BUT WITH A MORE REFINED LOOK. THIS YEAR THE LINE WAS BROADENED WITH KALEIDOSHADES(TM), INTRODUCING AN APPEALING NEW DESIGN FEATURE.

P
A
G
E
8

[PHOTO]

LYTECOMMAND(TM)

[PHOTO]

Landscape lighting is no longer a matter of aesthetics alone--security and safety have also become important issues. With the introduction of the LyteCommand(TM) system, HADCO, a leader in outdoor street, area and landscape lighting, has added a new dimension tO residential security. Consisting of a command module, two motion sensors and two hand-held remote controls, the LyteCommand uses infra red light to sense motion and radio frequency to signal the command module that motion has been detected, triggering the lights. Among the system's many distinctive features is a "panic button" on the hand-held remote that overrides the control module to turn lights on instantly. In the public domain, where vandalism can be an issue, Hadco has responded with the new CL Bollards, which combine stylish design with vandal-proof durability.

                                                                               P
                                                                               A
                                                                               G
                                                                               E

                                                                       ---------
                                                                       HIGHLIGHT
                                                                       ---------
[GRAPHIC]

IN THE HOME AUTOMATION MARKET, CONVENIENCE IS THE KEY, AND WITH GENLYTE'S NEW LIGHTING INTERFACE, GETTING THE HOUSE READY TO "GO TO SLEEP" IS EVEN MORE CONVENIENT. WITH A TOUCH OF A "GOOD NIGHT BUTTON" HOMEOWNERS CAN NOT ONLY ADJUST THE THERMOSTAT, ARM THE ALARM SYSTEM AND SHUT DOWN THE HOME THEATER, BUT NOW THEY CAN ALSO ADJUST THE LIGHTING SYSTEM TO THE DESIRED NIGHT SETTINGS.

P
A
G
E
10

----------------
NEW TECHNOLOGIES
----------------

Electronic lighting controls are a fast-growing market for Genlyte as both commercial and residential users seek new ways to integrate multiple systems, increase energy efficiency and create flexible spaces with "multiple-scene" lighting systems. Genlyte leads the way with its own research and development for electronics--a commitment that is keeping us on the cutting edge of this fast-changing, high-tech area.

     New from LIGHTOLIER'S CONTROLS Division in 1997 is a computer interface that enables a homeowner or commercial user to control lighting from their central computer. With this RS-232/485 Interface, Lightolier's dimming systems and whole house control systems (MultiSet, Compli Lytemode and Brilliance) can be linked with security systems, HVAC control, audio visual, appliances, even sprinklers. Genlyte is also in the vanguard with the "smart fixture" concept-- wireless controls that use radio signals to adjust lighting at the individual fixture level. Imagine a future with precision light control, yet without hardwiring of controls!

                        -------------------------------
                        HIGHLIGHT NEW DECORATIVE STYLES
                        -------------------------------


[PHOTO]

An architectural approach to lighting at the mirror, Alice is an elegant surface-mounted bath fixture designed to look "built-in" rather than added on. Featuring a choice of fluorescent or halogen sources, Alice provides glare-free, shadow-free illumination for both sides of the face.

Decorative residential lighting is a fashion-driven business. For FORECAST, which sells through lighting showrooms, and DIAMOND F, which sells through do-it-yourself home centers, that means constantly refreshing and updating product lines with new releases that capture the spirit of the times.

     Strong in-house design and effective sourcing resulted in the introduction of a wide array of new, high-style products at extremely competitive pricing. One example--which capitalizes on the hot trend for weathered finishes--was the release of an exclusive "silver rust" finish that was well received across the country. Another trend is the rapid growth of energy-efficient decorative lighting, and Genlyte companies are responding by expanding these "EnergySmart" compact fluorescent lighting product lines.

                                                                               P
                                                                               A
                                                                               G
                                                                               E

--------------------
HIGHLIGHT EFFICIENCY
--------------------

Genlyte's commitment to world-class manufacturing doesn't start and finish with ISO certification. Our companies are living the commitment through a variety of initiatives aimed at continuously improving our efficiency, productivity and quality. From "Kaizen Blitzes" to re-engineering older plants, from new facilities and advanced manufacturing equipment to innovative software, Genlyte is investing in working smarter to better serve our customers.

KAIZEN IS A JAPANESE WORD THAT MEANS "CONTINUOUS IMPROVEMENT." THE KAIZEN BLITZ IS A THREE-DAY FOCUSED ATTACK ON A SPECIFIC AREA BY A CROSS-FUNCTIONAL TEAM DRAWN FROM BOTH INSIDE AND OUTSIDE THE CHOSEN WORK AREA.

[PHOTO]

KAIZEN BLITZ @ WIDE-LITE

Wide-Lite, known for its innovative, high-performance floodlighting technologies, applied Kaizen Blitzes to several different product families with extraordinary results, particularly for the Effex Area Luminaire, the newest addition to Wide-Lite's Effex series of architectural lighting: assembly time was virtually cut in half, square footage need for assembly was decreased by 20%, and there was a 125% increase in daily output capability, boosting our ability to meet customer demand.

Effex Area Luminaires, the latest addition to WIDE-LITE'S Effex Series of architectural lighting, offer more optical options than any other family of area luminaires. Output and customer service benefited from the Kaizen Blitz.

P
A
G
E
12

[PHOTO]

KAIZEN BLITZ!@STONCO

At Stonco, a Kaizen Blitz applied to the assembly process of the Multi-Bay product family increased plant efficiency by an astonishing 16-18%, reducing lead times and improving delivery to our customers.

                                                                               P
                                                                               A
                                                                               G
                                                                               E

                                                                       ---------
                                                                       HIGHLIGHT
                                                                       ---------

[PHOTO]

CAMARGO, MEXICO

Genlyte's commitment to world-class manufacturing is demonstrated in all of our companies, from older plants to our newest facility. At our newly expanded Camargo facility, pictured above, all of the latest manufacturing techniques, from cellular assembly to work teams, are in place. The banner displayed captures the spirit of this team's Kaizen: "A Way to be better!" At CRESCENT, a product representing 40% of the plant's volume was re-engineered to eliminate linear assembly, replacing it with a multiple workstation system that easily adapts to large runs or small.

                                                                  KEENE-WIDELITE
                                                                      POWERHOUSE
P
A
G
E
14

----------
EFFICIENCY
----------

Speed, cost-effectiveness and flexibility are critical to satisfying customers and growing market share, and that's what drives CANLYTE'S commitment to flexible manufacturing.

     The focus on cost reduction begins while a product is still on the drawing board. With the help of a recently adopted technology called Design for Manufacturing and Assembly (DFMA), designers design products with manufacturing processes and assembly in mind, resulting in fewer parts, reduced cycle times and substantial cost savings. To take full advantage of DFMA, CFI Fluorescent has invested in advanced sheet metal fabrication technology that not only makes it possible to produce many kinds of parts on a cost-effective "just-in-time" basis but also reduces labor and facilitates the use of robotic assembly. For customers the benefit is clear: greater customization at a lower cost. These important advances are already being adopted in the U.S. by Lightolier. At Genlyte, strengths and innovations developed in one company are quickly shared.

[GRAPHIC]

DFMA was used to design the Radius Track head in an effort to design "the lowest cost track head possible in Canada." The results: parts were reduced from 43 to 21, assembly time was practically cut in half, making it possible to double daily output, and a 30% cost reduction was achieved!

[GRAPHIC]

CANADA
ASSEMBLY AREA

[GRAPHIC]

A look at KEENE-WIDELITE'S Powerhouse Assembly area shows the space-consuming, physically demanding "spiderweb" of motion that existed pre-Kaizen. The diagram at left reveals the impact of the Kaizen blitz, including improved ergonomics, no bending, and minimal walking. The results: 73% decrease in travel, a 22% decrease in hours per unit, and an overall reduction of assembly space by 39%!

                                                                               P
                                                                               A
                                                                               G
                                                                               E

                                                      --------------------------
                                                      HIGHLIGHT CUSTOMER SERVICE
                                                      --------------------------

VALUE-ADDED SERVICES   Developing value-added services is another way Genlyte is
strengthening relationships with customers and distributors. In some cases, this means putting new technologies to work. Lightolier's TECHEXPRESS is an advanced resource for the lighting community, including a CD-ROM Specifier(TM) with full-color product and application photos and a direct link to the Genesys(TM) workstation, which helps lighting professionals by providing sophisticated lighting calculation software to meet specification challenges for a wide range of applications. LYTELINK is a new business planning software developed by Canlyte for distributors. With LyteLink, distributors identify their objectives, and then select from a menu of distributor support marketing tools grouped to match specific objectives. This software clearly makes it easier for our distributor partners to benefit from the training, displays, contractor programs and end user programs created to support them.



[GRAPHIC]
SERVICE INITIATIVES

     In the summer of 1997, LIGHTOLIER kicked off an innovative program called "Yes We Can!" aimed at changing its internal attitude and approach to service. Initial presentations were made to all Lightolier employees, and meetings were held to generate ideas on how to improve service and establish a "yes we can" working environment. After the ideas were compiled and prioritized, task forces were formed to implement the best ones, and a new telephone greeting beginning with the words "yes we can" was introduced at all facilities.

     Just as Lightolier's success depends on every employee's participation, the success of Genlyte's customer service initiative depends on each of our companies' participation. To that end, every Genlyte company has developed its own service program: Hadco's Seven Points of Light, Wide-Lite's Passion for Performance, Canlyte's Journey to Excellence...Every program is reflective of the individual company but moving toward Genlyte's overall customer service goals.

ORDER PROCESSING AND WAREHOUSING   Genlyte is using technology to make it easier
for customers to do business with us. The single most important development is the advent of our new ORACLE software system, our first unified order processing system. In the past, a customer who wanted to do business with several Genlyte companies had to place orders through several separate systems. With Oracle, the system is centralized and easy to use. Customers will experience a whole new level of service as they take advantage of unparalleled access to product order and inventory information. Eventually, Oracle will allow paperless transactions through electronic order entry. Oracle is also significant, because its implementation is a prerequisite to the totally revamped warehousing system Genlyte is developing. Customers will be able to place a single order through Oracle, and receive complete delivery from strategically located warehouses carrying multiple Genlyte company product lines. This will save time and money for our customers--making it easy indeed to do business with Genlyte.

P
A
G
E
16

GENLYTE HAS EMBARKED ON A MULTIFACETED PROGRAM DEDICATED TO NOTHING LESS THAN A COMPLETE OVERHAUL OF OUR APPROACH TO SERVICE. FUNDAMENTAL, COMPANY-WIDE CHANGES ARE UNDERWAY--FROM TANGIBLE AREAS LIKE ORDER PROCESSING AND WAREHOUSING SYSTEMS, TO THAT INTANGIBLE BUT VITAL ELEMENT CALLED ATTITUDE. OUR GOAL IS AMBITIOUS BUT
REALIZABLE: TO MAKE SERVICE A REASON TO BUY FROM GENLYTE, AND TO SIGNIFICANTLY GROW OUR BUSINESS.

                                    [PHOTO]

Listening to our customers and responding with products and value-added services was the driving force behind STONCO'S expansion of its over-the-counter product line. To help their electrical distributor customers compete more effectively against do-it-yourself stores for contractors' business, Stonco broadened its line of low-wattage quartz fixtures, motion sensors and dusk-to-dawn lights and created colorful merchandisable packaging geared for contractor "pick up" business. In a market where distributors are seeking to reduce their supplier base, this kind of responsiveness has served to strengthen Stonco's relationships with these valued customers.

                                                                               P
                                                                               A
                                                                               G
                                                                               E

-----------------------
SELECTED FINANCIAL DATA
-----------------------

GENLYTE GROUP INCORPORATED & SUBSIDIARIES

AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA           1997        1996        1995        1994        1993

---------------------
SUMMARY OF OPERATIONS
---------------------

Net sales                                         $487,961     456,860     445,660     432,690     429,143
Gross profit                                      $169,405     154,722     138,120     128,720     127,735
Operating profit                                  $ 37,621      28,448      21,955      14,659      14,256
Interest expense, net                             $  4,085       5,649       7,986       7,505       8,086
Income before income taxes                        $ 33,536      22,799      13,969       7,154       6,170
Income tax provision                              $ 14,423       9,802       6,060       2,937       2,697
Net income                                        $ 19,113      12,997       7,909       4,217       3,473
Return on:
       Net sales                                       3.9%        2.8%        1.8%        1.0%        0.8%
       Average stockholders' investment               20.4%       16.9%       12.1%        7.1%        6.1%
       Average capital employed                       14.6%        9.9%        5.5%        2.7%        2.1%

-----------------
YEAR END POSITION
-----------------

Working capital                                   $ 81,961      71,366      75,719      86,714      83,039
Plant and equipment, net                          $ 59,618      60,380      64,149      68,895      73,633
Total assets                                      $254,028     238,115     231,034     240,178     241,762
Capital employed:
       Total debt                                 $ 32,785      41,847      67,132      90,047     100,419
       Stockholders' investment                   $103,729      83,783      69,900      61,170      58,068

                                                  --------------------------------------------------------
            Total capital employed                $136,514     125,630     137,032     151,217     158,487
                                                  --------------------------------------------------------

--------------
PER SHARE DATA
--------------

Net income:
       Basic                                      $   1.46        1.01        0.62        0.33        0.27
       Diluted                                    $   1.42        1.00        0.62        0.33        0.27
Stockholders' investment per average
       share outstanding                          $   7.72        6.42        5.46        4.77        4.53
Market range:
       High                                       $ 21 3/8          14           8       5 1/2           7
       Low                                        $  9 7/8           6           4       3 1/2       2 3/8
                                                  --------------------------------------------------------
----------
OTHER DATA
----------

Orders on hand                                    $ 54,206      42,247      51,093      50,379      43,246
Depreciation and amortization                     $ 12,156      14,550      15,657      16,886      16,308
Capital expenditures, net                         $ 11,597      10,405      10,232      11,884      10,261
Average shares outstanding(a)                       13,436      13,055      12,804      12,834      12,807
                                                  --------------------------------------------------------
Current ratio                                          1.9         1.8         2.0         2.2         2.2
Interest coverage ratio                                9.2         5.0         2.7         2.0         1.8
Debt to total capital employed                        24.0%       33.3%       49.0%       59.5%       63.4%
Number of stockholders                               1,567       1,705       1,865       1,970       2,153
Average number of employees                          2,767       2,581       2,657       2,838       2,999
Average sales per employee                        $176,350     177,009     167,731     152,463     143,095
                                                  --------------------------------------------------------


(a) Including incremental common shares issuable under stock option plans

P
A
G
E
18

------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

GENLYTE GROUP INCORPORATED & SUBSIDIARIES

---------------------
RESULTS OF OPERATIONS
---------------------

NET SALES Net sales for 1997 were $488.0 million, a $31.1 million, or 6.8 percent increase from 1996, following an $11.2 million, or 2.5 percent increase from 1995 to 1996. For both years, new product introductions made significant contributions to growth; in 1997, the introduction of a patented product called Lytening(TM) was particularly important. Most of Genlyte's products are used in commercial and industrial applications, so the strength in those markets, as measured by the volume of new construction, aided the Company's growth. Domestic net sales have continued growing from $381.5 million in 1995 to $396.4 million in 1996 and to $423.2 million in 1997. After a decrease in net foreign sales, principally in Canada, from $64.2 million in 1995 to $60.4 million in 1996, net foreign sales rebounded to $64.8 million in 1997. The Canadian dollar has steadily declined since early 1996, causing a 2.5% decline in sales reported in U.S. dollars.

GROSS PROFIT/COST OF SALES Gross profit increased to $169.4 million in 1997 from $154.7 million in 1996, a 9.5 percent increase following a $16.6 million, or
12.0 percent growth in gross profit from 1995 to 1996. Cost of sales continued to decrease from 69.0 percent of sales in 1995 to 66.1 percent in 1996 to 65.3 percent in 1997. These trends are a result of the elimination of excess capacity (two facilities were closed in each year), ongoing productivity improvements, and the elimination of low margin products.

SELLING AND ADMINISTRATIVE Selling and administrative (S & A) expenses as a percentage of sales decreased to 27.0 percent in 1997 from 27.6 in 1996 after increasing from 26.1 percent in 1995. In 1996, Genlyte initiated a television campaign designed to increase brand recognition of the Lightolier product line; cost of this campaign contributed to the increase from 1995 to 1996. During both years, S & A expense declined as a percentage of sales for two reasons: (1) existing levels of fixed S & A costs were adequate to support increasing sales and (2) facility closings reduced some variable and fixed S & A costs. These declines were partially offset by increased research and development spending in an effort to develop a steady flow of innovative products.

NET INTEREST EXPENSE Net interest expense amounted to $4.1 million, representing a decrease of $1.6 million, or 27.7 percent, from 1996. This follows a decrease in net interest expense of $2.3 million or 29.3% from 1995. These decreases were attributable to lower average borrowings, plus a steady decrease in the Company's average borrowing costs during both years. The favorable impact of a net pay down in debt since 1995 of approximately $34.3 million will continue into 1998.

TAXES ON INCOME The effective rate was approximately 43.0% in 1997, 1996 and
1995.

-------------------
FINANCIAL CONDITION
-------------------

     LIQUIDITY AND CAPITAL RESOURCES The Company's financial position continues to remain strong. Cash and cash equivalents totaled $1.7 million at December 31, 1997, compared to $2.9 million and $0.3 million at December 31, 1996 and 1995, respectively. The Company had working capital of $82.0 million at December 31, 1997. The primary source of cash in 1997 consisted of funds provided by operating activities of $18.6 million. The primary uses of cash in 1997 consisted of capital expenditures of $11.6 million, and repayment of debt of $9.1 million.

     The Company's ratio of total debt to total capitalization was 24.0 percent,
33.3 percent and 49.0 percent at December 31, 1997, 1996 and 1995, respectively, with total capitalization defined as total debt plus total stockholders' investment. The decrease in the Company's total debt is a direct result of generating significant internal funds.

     Management believes that currently available cash, borrowing facilities, and its ability to increase its credit line if needed, combined with internally generated funds should be sufficient to fund capital expenditures as well as any increase in working capital that would be required to accommodate a higher level of business activity.

     The Company is in the process of conducting a comprehensive review of its computer systems to identify those systems that may be unable to process data accurately beyond the year 1999. A plan has been implemented whereby identified systems will either be replaced or modified over the next eighteen months. Management believes the execution of this plan will not cause significant disruptions in the Company's operations and will principally involve costs which would have been incurred for hardware and software replacement in the ordinary course of business. The execution of this plan will not have a material effect on the Company's results of operations.

                                                                               P
                                                                               A
                                                                               G
                                                                               E

---------------------------------
CONSOLIDATED STATEMENTS OF INCOME
---------------------------------

GENLYTE GROUP INCORPORATED & SUBSIDIARIES

AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

                                              --------
FOR THE YEAR ENED DECEMBER 31.                    1997       1996       1995

---------------------
SUMMARY OF OPERATIONS
---------------------

Net Sales                                     $487,961   $456,860   $445,660
     Cost of Sales                             318,556    302,138    307,540
                                              ------------------------------
Gross Profit                                   169,405    154,722    138,120
     Selling and administative expenses        131,784    126,274    116,165
                                              ------------------------------
Operating Profit                                37,621     28,448     21,955
     Interest expense, net                       4,085      5,649      7,986
                                              ------------------------------
Income Before Income Taxes                      33,536     22,799     13,969
     Income tax provision                       14,423      9,802      6,060
                                              ------------------------------
Net Income                                    $ 19,113   $ 12,997   $  7,909
                                              ------------------------------
Earnings Per Share:
     Basic                                    $   1.46   $   1.01   $   0.62
     Diluted                                  $   1.42   $   1.00   $   0.62
                                              --------

The accompanying notes are an integral part of these consolidated finacial statements.

------------------------------------------
QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
------------------------------------------

GENLYTE GROUP INCORPORATED & SUBSIDIARIES

AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

                                             --------------------------------------------------------------------
                                                                               Quarter
1997                                              1st            2nd            3rd             4th     Full Year
Net Sales                                    $113,298        $120,700       $123,981       $129,982      $487,961
Operating Profit                                7,104           9,386          9,718         11,413        37,621
Net Income                                      3,494           4,689          4,927          6,003        19,113
Earnings per Share:
       Basic                                     0.27            0.36           0.38           0.45          1.46
       Diluted                                   0.26            0.35           0.37           0.44          1.42
Market Price:
       High                                    14 1/4          14 1/8         19 5/8         21 3/8        21 3/8
       Low                                      9 7/8          10 1/8         12 5/8         15 1/2         9 7/8
                                             --------------------------------------------------------------------

1996                                              1st             2nd            3rd            4th     Full Year
Net Sales                                    $108,662        $112,440       $116,036       $119,722      $456,860
Operating Profit                                5,576           6,373          7,385          9,114        28,448
Net Income                                      2,293           2,751          3,436          4,517        12,997
Earnings per Share:
       Basic                                     0.18            0.21           0.26           0.36          1.01
       Diluted                                   0.18            0.21           0.26           0.35          1.00
Market Price:
       High                                     8 1/4               8          9 7/8             14            14
       Low                                     6 3/16           7 1/4              6          8 3/4             6

p
A
G
E
20

---------------------------
CONSOLIDATED BALANCE SHEETS
---------------------------

GENLYTE GROUP INCORPORATED & SUBSIDIARIES

AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

AS OF DECEMBER 31,                                                             1997            1996

------
ASSETS
------
CURRENT ASSETS:
Cash and cash equivalents                                                  $  1,654        $  2,895
Accounts receivable (less allowances for doubtful accounts
       of $6,864 and $8,222, respectively)                                   73,220          65,036
Inventories:
       Raw materials and supplies                                            32,324          31,798
       Work in progress                                                       5,613           6,429
       Finished goods                                                        42,910          42,772
                                                                           ------------------------
                                                                             80,847          80,999
Other current assets                                                         18,385          14,909
                                                                           ------------------------
       Total current assets                                                 174,106         163,839

Plant and Equipment:
       Land                                                                   4,286           4,969
       Buildings and leasehold interests and improvements                    55,570          54,205
       Machinery and equipment                                              153,285         152,175
                                                                           ------------------------
                                                                            213,141         211,349
       Less: Accumulated depreciation and amortization                      153,523         150,969
                                                                           ------------------------
                                                                             59,618          60,380
Cost in Excess of Net Assets of Purchased Businesses                         12,434          11,755
Other Assets                                                                  7,870           2,141
                                                                           ------------------------
       Total Assets                                                        $254,028        $238,115
                                                                           ------------------------

----------------------------------------
LIABILITIES AND STOCKHOLDERS' INVESTMENT
----------------------------------------

CURRENT LIABILITIES:
Accounts payable                                                           $ 49,433        $ 44,440
Accrued expenses:
       Salaries and wages                                                     9,933           8,863
       Income taxes payable                                                     866           6,963
       Other accrued expenses                                                31,913          32,207
                                                                           ------------------------
                                                                             42,712          48,033
                                                                           ------------------------
       Total current liabilities                                             92,145          92,473

Long-term Debt                                                               32,785          41,847
Deferred Income Taxes                                                         6,828           3,368
Other Liabilities                                                            18,541          16,644
Stockholders' Investment
       Common stock ($.01 par value,  30,000,000 shares  authorized;
       13,502,090 and 13,092,900 shares issued, respectively;
       13,389,313 and 12,990,782 shares outstanding, respectively)              135             131
Additional paid-in capital                                                    9,828           8,999
Retained earnings                                                            93,766          74,653
                                                                           ------------------------
       Total stockholders' investment                                       103,729          83,783
                                                                           ------------------------
       Total Liabilities and Stockholders' Investment                      $254,028        $238,115
                                                                           ------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                                                                  P
                                                                                                  A
                                                                                                  G
                                                                                                  E
                                                                                                 21

------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOW
------------------------------------

GENLYTE GROUP INCORPORATED & SUBSIDIARIES

AMOUNTS IN THOUSANDS FOR THE YEAR ENDED DECEMBER 31.       1997        1996       1995


------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                   $ 19,113    $ 12,997    $  7,909
------------------------------------
Net Income
Adjustments to reconcile net income to net cash flows
     provided by operating activities:
          Depreciation and amortization                   12,156      14,550      15,657
         (Loss) gain from disposal of plant and equipment   (237)         41         (61)
         (Increase decrease in:
               Accounts receivable                        (8,184)     (3,012)      3,462
               Inventories                                   152      (4,778)      2,522
               Other current assets                       (3,476)     (2,359)     (2,687)
               Other assets                               (6,408)      1,423      (2,500)
          Increase (decrease) in:
               Accounts payable and accrued expenses        (328)     18,419       4,480
               Deferred income tax liabilities             3,460      (1,294)     (1,119)
               Other liabilities                           1,897       1,357       1,630
          All other, net                                     440          91        (291)
                                                        --------------------------------
Net cash flows provided by operating activities           18,585      37,435      29,002
                                                        --------------------------------
------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
------------------------------------
Purchase of plant and equiptment, net                    (11,597)    (10,405)    (10,232)
                                                        --------------------------------
Net cash flows used in investing activities              (11,597)    (10,405)    (10,232)
                                                        --------------------------------
------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
------------------------------------
Proceeds from issuance of common stock                     1,770         994         255
Repayment of debt, net                                    (9,062)    (25,284)    (22,866)
                                                        --------------------------------
Net cash flows used in financial activities               (7,292)    (24,290)    (22,611)
                                                        --------------------------------
-------------------------------
EFFECT OF EXCHANGE RATE CHANGES:                            (937)       (108)        864
-------------------------------                         --------------------------------
Net (decrease) increase in cash and cash equivalents      (1,241)      2,632      (2,977)
Cash and cash equivalents at beginning of each year        2,895         263       3,240
                                                        --------------------------------
Cash and cash equivalents at end of year                $  1,654    $  2,895    $    263
                                                        --------------------------------
------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
------------------------------------------------

     CASH PAID DURING THE YEAR FOR:

          Interest                                      $  3,256    $  5,286    $  7,355
                                                        --------------------------------
          Income taxes                                  $ 20,350    $  9,853    $  6,043
                                                        --------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

P
A
G
E
22

---------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
---------------------------------------------------

GENLYTE GROUP INCORPORATED & SUBSIDIARIES

AMOUNTS IN THOUSANDS                                     Common        Additional    Retained
                                                          Stock   Paid-in Capital    Earnings

--------------------------
BALANCE, DECEMBER 31, 1994                                $128           $7,295       $53,747
--------------------------                                -----------------------------------

Net income                                                   -                -         7,909
Foreign currency translation adjustments                     -              566             -
Exercise of stock options                                    1              254             -

--------------------------
BALANCE, DECEMBER 31, 1995                                $129           $8,115       $61,656
--------------------------                                -----------------------------------

Net income                                                   -                -        12,997
Foreign currency translation adjustments                     -             (108)            -
Exercise of stock options                                    2              992             -

--------------------------
BALANCE, DECEMBER 31, 1996                                $131           $8,999       $74,653
--------------------------                                -----------------------------------

Net Income                                                   -                -        19,113
Foreign currency translation adjustments                     -             (937)            -
Exercise of stock options                                    4            1,766             -

--------------------------
BALANCE, DECEMBER 31, 1997                                $135           $9,828       $93,766
--------------------------                                -----------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


----------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

GENLYTE GROUP INCORPORATED & SUBSIDIARIES

To the Stockholders of The Genlyte Group Incorporated:

We have audited the accompanying consolidated balance sheets of The Genlyte Group Incorporated (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Genlyte Group Incorporated and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
-----------------------
    Arthur Andersen LLP
    New York, New York, January 21, 1998

                                                                               P
                                                                               A
                                                                               G
                                                                               E

------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

AMOUNTS IN THOUSANDS,  EXCEPT PER SHARE DATA

--------------------------
1  DESCRIPTION OF BUSINESS
--------------------------

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

---------------------------------------------
2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

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

CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market and include materials, labor and overhead. During the third quarter of 1996, the Company changed its method of accounting for certain inventories from the last-in, first-out ("LIFO") method of accounting to the first-in, first-out ("FIFO") method. This change, applied through the retroactive restatement of all prior period financial statements, was made for the following reasons: (1) to improve the measurement of operating results in light of reduced inflation rates; (2) to enhance the comparability of the Company's financial statements by changing to the predominant method utilized in the industry; and (3) to allow the Company to reduce the costs incurred in administering the existing LIFO system. Although this change in method did not affect net income in 1996, it decreased net income by $421, or 3 cents per share in 1995.

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

COST IN EXCESS OF NET ASSETS OF PURCHASED BUSINESSES: Cost in excess of net assets of purchased businesses acquired prior to 1971 is not amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets, aggregating $10,516, is being amortized over periods ranging from 20 to 40 years. For the years ended december 31, 1997 and 1996, accumulated amortization was $3,262 and $2,969, respectively.

     The Company periodically evaluates its intangibles to assess recoverability from future operations using discounted cash flows. Impairment would be recognized in operating results if a permanent diminution in value occurred.

     RESEARCH AND DEVELOPMENT COSTS: Research and development costs are expensed as incurred. These expenses were $5,195 in 1997, $4,475 in 1996 and $2,551 in 1995.

     TRANSLATION OF FOREIGN CURRENCIES: Balance sheet accounts of foreign subsidiaries are translated at the rates of exchange in effect as of the balance sheet date. The cumulative effects of such adjustments were $3,063 and $2,126 at December 31, 1997 and 1996, respectively, and have been charged to the Additional Paid-in-Capital account in Stockholders' Investment. Income and expenses are translated at the average exchange rates prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income.

     FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amount of cash equivalents, letters of credit, and long-term debt approximate fair value.

----------------------------
3  EARNINGS PER COMMON SHARE
----------------------------

During the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 requires the presentation of basic earnings per share and diluted earnings per share. "Basic earnings per share" represents net income divided by the weighted-average number of common shares outstanding during the period. "Diluted earnings per share" represents net income divided by the weighted-average number of common shares outstanding during the period adjusted for the incremental

P
A
G
E
24
dilution of outstanding stock options and is consistent with the Company's historical presentation.

                                              1997        1996       1995
                                             ------------------------------
Average common shares
   outstanding                               13,127      12,859      12,732
Incremental common shares issuable:
   Stock option plans                           309         196          72
                                             ------------------------------
Average common shares
   outstanding assuming dilution             13,436      13,055      12,804
                                             ------------------------------

---------------
4  INCOME TAXES
---------------

The components of income before income taxes and the provisions for income taxes are as follows:

                                               1997        1996        1995
                                           --------------------------------
Income Before Income Taxes:
Domestic                                   $ 29,771    $ 19,277    $ 10,992
Foreign                                       3,765       3,522       2,977
                                           --------------------------------
                                           $ 33,536    $ 22,799    $ 13,969
                                           --------------------------------
Provision for Income Taxes:
Domestic:
    Currently Payable                      $ 16,427    $ 11,332    $  7,787
    Deferred                                 (3,411)     (2,857)     (2,982)
Foreign:
    Currently Payable                         1,538       1,475       1,230
    Deferred                                   (131)       (148)         25
                                           --------------------------------
                                           $ 14,423    $  9,802    $  6,060
                                           --------------------------------

     Undistributed earnings of non-US subsidiaries included in consolidated retained earnings amounted to $17,261 at December 31, 1997. These earnings, which reflected full provision for non-US income taxes, are indefinitely reinvested in non-US operations or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that may be payable upon remittance of such earnings. The provision for income taxes includes a deferred component that arose from the recording of certain items in different periods for financial reporting and income tax purposes. The sources of the domestic differences and the related tax effect are as follows:

                                            1997        1996        1995
                                         -------------------------------
Depreciation                             $(1,308)    $(1,083)    $(1,344)
Inventory Valuation                       (1,779)        410        (134)
Facility Rationalization Reserve               -           -         386
Pension Accruals                            (293)       (118)         (2)
Bad Debt Reserve                             622      (1,259)       (733)
Other Accruals/Reserves                   (1,046)       (850)     (1,201)
Intangibles Amortization                     393          43          46
                                         -------------------------------
Total Domestic Deferred
Tax Benefit                              $(3,411)    $(2,857)    $(2,982)
                                         -------------------------------

     In 1997, 1996 and 1995, the Company's effective tax rate was 43% of income before income taxes. An analysis of the differences between the actual provision for income taxes and the provision at the U.S. Federal statutory tax rate follows:

                                             1997       1996       1995
                                           -----------------------------
Statutory Federal Rate                     $11,738     $7,979     $4,890
State & Local Taxes,
    Net of Federal Tax Benefit               1,760      1,334        899
Other, Net                                     925        489        271
                                           -----------------------------
Total Provision for Income Taxes           $14,423     $9,802     $6,060
                                           -----------------------------

     The Company is currently being audited by the Internal Revenue Service and certain state and local authorities for tax years 1993, 1994 and 1995. While such audits have not been finalized, the Company believes it has adequately provided for any additional taxes that may result.

-----------------
5  LONG-TERM DEBT
-----------------

Long-term debt consists of the following:

                                     1997                  1996
                                  -----------------------------
Revolving Credit Notes            $22,000               $31,000
Industrial Revenue Bonds           10,500                10,500
Other                                 343                   398
                                  -----------------------------
                                  $32,843               $41,898
Less: Current Maturities               58                    51
                                  -----------------------------
Total                             $32,785               $41,847
                                  -----------------------------

     The Company maintains a revolving credit facility (the "Facility") of $110,000 which reduces to $70,000 by 2000. Total borrowings under the Facility as of December 31, 1997 and 1996 were $22,000 and $31,000, respectively. In addition, the Company has issued approximately $19,000 of letters of credit which reduce the amount available to borrow under the Facility. The interest rate on amounts borrowed under the Facility is a floating rate related to, at the option of the Company, either (1) a reference rate determined by the agent bank plus a fixed spread, or (2) the London Interbank Offered Rate (LIBOR) plus a fixed spread. The Company pays a commitment fee on the unused portion of the Facility.

     The amount outstanding under the Facility is secured by liens on domestic accounts receivable, inventories and machinery and equipment, as well as the investments in certain subsidiaries of the Company. The assets subject to lien at December 31, 1997 was $164,476.

     The terms of the Facility include various covenants that, among others, limit the amounts that can be expended for cash dividends and purchases of Company stock. No dividends were paid in 1997 or 1996. At December 31, 1997 and 1996 the Company was in compliance with all provisions of the Facility. The Company expects that funds generated from operations combined with amounts available under the Facility will fulfill anticipated cash requirements for the Company through 1998.

     The Company has $10,500 of variable rate demand Industrial Revenue Bonds comprised of three issues of $5,000, $4,500 and $1,000 payable in 2010, 2009 and 2009, respectively. During 1997, the average interest rate on these bonds was 4.00%. The bonds are backed by a bank's letter of credit for the lives of the bonds to guarantee payment of the bonds on the Company's behalf. The letter of

                                                                               P
                                                                               A
                                                                               G
                                                                               E
                                                                              25
credit is subject to annual renewals by the bank. The bonds are also secured by liens on the related facilities and equipment. The Company has mortgages and other debt at interest rates of 4.8% to 9.1% due from 1998 through 2002. The annual maturities of long-term debt are summarized as follows:

Year Ending December 31
-------------------------------------------------------------------------------
1999                                                                    $   143
2000                                                                     22,054
2001                                                                          0
2002                                                                         88
Thereafter                                                               10,500
-------------------------------------------------------------------------------
Total Long-Term Debt                                                    $32,785
-------------------------------------------------------------------------------

----------------
6  STOCK OPTIONS
----------------

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

     Two types of options have been issued to key employees under the Plan: merit options which are exercisable at the rate of 50% per year commencing two years after the date of the grant and performance options which were granted as incentives to certain key employees for obtaining specific financial goals.

     Transactions under the Plan are summarized below:

                                  Option or Exercise Price per Share
                                  ----------------------------------
                                                            Weighted
                                    Shares      Low    High  Average
--------------------------------------------------------------------
Outstanding, December 31, 1994
                                  1,013,383     4.53    8.75    5.02
    Granted                         337,067     4.88    7.63    6.99
    Exercised                       (52,985)    4.53    5.50    4.81
    Canceled                       (218,750)    4.53    8.75    5.38
Outstanding, December 31, 1995
                                  1,078,715     4.53    7.63    5.58
    Granted                         211,750     7.50   10.25    8.44
    Exercised                      (208,741)    4.53    7.00    4.80
    Canceled                        (59,751)    4.53    8.00    5.48
Outstanding, December 31, 1996
                                  1,021,973     4.53   10.25    6.33
    Granted                         179,000    11.50   18.00   16.71
    Exercised                      (396,031)    4.53    7.63    5.07
    Canceled                        (93,992)    4.53   14.50    6.54
Outstanding, December 31, 1997
                                    710,950     4.56   18.00    9.63
Exercisable, December 31, 1997
                                    203,450     4.56    7.63    6.31
--------------------------------------------------------------------

     The weighted average fair values of options granted in 1997 and 1996 were $7.42 and $4.12, respectively. The options outstanding at December 31, 1997 have a weighted average remaining contractual life of 3.36 years.

     The Company accounts for this plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                                     1997           1996
------------------------------------------------------------------------
Net Income               As Reported              $19,113        $12,997
                         Pro Forma                $18,610        $12,658
EPS                      As Reported              $  1.42        $  1.00
                         Pro Forma                $  1.38        $  0.97
------------------------------------------------------------------------

     Because the method of accounting in SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The fair value of an option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rates of 5.89 and 6.34 percent in 1997 and 1996, respectively; no dividend payments; expected option lives of 5 years in 1997 and 1996; and expected volatility of 45.8 percent in 1997 and 1996 for the Company's common stock.

----------------------------------
7  PREFERRED STOCK PURCHASE RIGHTS
----------------------------------

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

P
A
G
E
26

---------------
8  PENSION PLAN
---------------

     The Company has five pension plans, which cover the majority of its employees. The Genlyte Corporation Retirement Plan is the Company's principal retirement plan and covers most of the employees of the Company. Benefits under that plan are based on years of service and highest average compensation during any five consecutive years within the last ten years of employment. The Company's pension plan assets consist primarily of publicly traded equity or debt securities. Pension costs under the Company's retirement plans are actuarially computed. Annual contributions are made to the plans in amounts approximately equal to the pension cost expensed in the consolidated statements of income.

     The Company's pension cost for 1997, 1996 and 1995 consists of the following:

                                                        1997     1996     1995
                                                     -------------------------
Service cost benefits earned during the year         $ 1,483   $1,278   $1,147
Interest cost on benefits earned in prior years        3,633    3,358    3,265
Actual return on plan assets                          (7,527)  (3,991)  (5,938)
Deferred gain                                          4,631    1,329    3,585
Amortization of transition amounts                       448      442      428
                                                     -------------------------
Net pension cost                                     $ 2,668   $2,416   $2,487
                                                     -------------------------

     At December 31, 1997, the Genlyte Corporation Retirement Plan had plan assets which exceeded accumulated benefit obligations while the remaining plans had accumulated benefit obligations which exceeded plan assets. At December 31, 1996, all of the Company's pension plans had accumulated benefit obligations that exceeded plan assets. The following tables summarize the funded status of the Company's pension plans and the related amounts that are recognized as liabilities in the consolidated balance sheet:

                                          Accumulated Benefits Exceed Assets
                                          ----------------------------------
                                                          1997         1996
                                                        --------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                            $ 10,909    $ 42,061
   Non-vested benefit obligation                             845         552
                                                        --------------------
   Accumulated benefit obligation                         11,754      42,613
   Effect of estimated future increases
      in compensation                                        137       4,048
                                                        --------------------
   Projected benefit obligation                           11,891      46,661
Plan assets at fair value                                  7,387      40,622
                                                        --------------------
Projected benefit obligation in excess of plan assets      4,504       6,039
   Unrecognized net obligation at adoption                  (209)       (737)
   Unrecognized net benefit since adoption                   520       7,615
   Unrecognized prior service cost                        (1,478)     (2,109)
                                                        --------------------
Accrued pension liability as of December 31             $  3,337    $ 10,808
                                                        --------------------


                                         Assets Exceed Accumulated Benefits
                                         ----------------------------------
                                                                       1997
                                                                   --------
Actuarial present value of benefit obligations:
   Vested benefit obligation                                       $ 35,399
   Non-vested benefit obligation                                      1,120
                                                                   --------
   Accumulated benefit obligation                                    36,519
   Effect of estimated future increases
      in compensation                                                 4,109
                                                                   --------
   Projected benefit obligation                                      40,628
Plan assets at fair value                                            42,070
                                                                   --------
Projected benefit obligation less plan assets                        (1,442)
   Unrecognized net obligation at adoption                             (350)
   Unrecognized net benefit since adoption                           10,547
   Unrecognized prior service cost                                     (865)
                                                                   --------
Accrued pension liability as of December 31                        $  7,890
                                                                   --------

     The discount rates and rates of increase in future compensation levels used in determining the actuarial present value of the liabilities recognized on the consolidated balance sheet were 7.50% and 5.0%, respectively, at September 30, 1997 and 7.75% and 5.0%, respectively, at September 30, 1996. The expected long-term rate of return on plan assets was 8.5% at September 30, 1997 and 9.0% at September 30, 1996.

     The Company has a number of plans for hourly personnel, including union (single or multi-employer) pension plans, for which the Company's obligation is a defined contribution amount. The basis for the contribution includes union contract amounts, usually based on an amount per hour worked, and percentages of employee contributions. Expenses recorded under these plans were $211, $344 and $355 in 1997, 1996 and 1995, respectively.

     Genlyte also maintains four defined benefit plans covering substantially all of the employees of its Canadian subsidiary. Net pension costs for these plans included the following:

                                                    1997     1996     1995
                                                   -----------------------
Service cost benefits earned during the year       $ 142    $ 145    $ 121
Interest cost on benefits earned in prior years      300      264      246
Actual return on plan assets                        (751)    (706)    (183)
Deferred gain (loss)                                 387      394      (81)
Amortization of transition amounts                    (6)      (3)      (3)
                                                   -----------------------
Net Pension Cost                                   $  72    $  94    $ 100
                                                   -----------------------

The funded status of these plans are as follows:
                                                            1997       1996
                                                            ---------------
Actuarial present value of benefits obligations:
   Vested benefit obligation                               $3,322    $3,060
   Non-vested benefit obligation                               61        50
                                                           ----------------
   Accumulated benefit obligation                           3,383     3,110
   Effect of estimated future increases in compensation3      367       449
                                                           ----------------
   Projected benefit obligation                             3,750     3,559
Plan assets at fair value                                   4,737     4,219
                                                           ----------------
Projected benefit obligation less plan assets                (987)     (660)
   Unrecognized net obligation at adoption                     40        46
   Unrecognized net benefit since adoption                    474       227
                                                           ----------------
Prepaid pension cost as of December 31                     $ (473)   $ (387)
                                                           ----------------

     The discount rates and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were both 8%, at December 31, 1997 and 1996. The expected long-term rate of return on assets was 8% at both December 31, 1997 and 1996.

                                                                               P
                                                                               A
                                                                               G
                                                                               E

--------------------
9  LEASE COMMITMENTS
--------------------

The Company rents office space, equipment and computers under noncancellable operating leases. Rental expense during 1997, 1996 and 1995 amounted to $2,903, $2,446 and $4,127, respectively. Future required minimum rental payments as of December 31, 1997 were as follows:

1998                                                                     $ 3,542
1999                                                                       2,713
2000                                                                       1,936
2001                                                                       1,428
2002                                                                         648
Thereafter                                                                 1,354
--------------------------------------------------------------------------------
Total                                                                    $11,621
--------------------------------------------------------------------------------

----------------
10 CONTINGENCIES
----------------

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

     Following confirmation of the Keene reorganization plan, the parties moved to withdraw the case from bankruptcy court to the Southern District of New York Federal District Court. The case is now pending before the Federal District Court. Genlyte and other defendants filed motions to dismiss the complaint and motions for summary judgment on statute of limitations grounds on September 15, 1997, which were fully briefed and presented to the Court on December 15, 1997. Oral argument was conducted on the summary judgment motion on February 13, 1998 and Genlyte is awaiting decisions of the Court on the other motions. Discovery has been stayed until March 27, 1998. Genlyte believes that it has meritorious defenses to the adversary proceeding and will defend said action vigorously.

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

---------------------------
11 GEOGRAPHICAL INFORMATION
---------------------------

The Company has operations throughout North America. Information about the Company's operations by geographical area for the years ended December 31, 1997, 1996 and 1995, is as follows:

                       Net Sales      Operating Profit   Assets
                       ----------------------------------------
1997
   United States       $423,185           $33,837      $224,969
   Foreign               64,776             3,784        29,059
                       ----------------------------------------
   Total               $487,961           $37,621      $254,028
1996
   United States       $396,444           $25,139      $206,829
   Foreign               60,416             3,309        31,286
                       ----------------------------------------
   Total               $456,860           $28,448      $238,115
1995
   United States       $381,489           $18,960      $199,849
   Foreign               64,171             2,995        31,185
                       ----------------------------------------
   Total               $445,660           $21,955      $231,034
                       ----------------------------------------

-----------------------
STOCKHOLDER INFORMATION
-----------------------

CORPORATE OFFICES
2345 Vauxhall Road, P.O. Box 3148, Union, NJ 07083-1948

INVESTOR RELATIONS
Information and Form 10-K Please call or write the Investor Relations Department at (908) 810-4518

STOCK LISTING  Genlyte  common stock is traded on the NASDAQ
National Market System under the symbol GLYT

TRANSFER AGENT
Bank of New York, 101 Barclay Street,  New York, NY 10286
(800) 524-4458
e-mail:  Shareowner-svcs@bankofny.com
http://www.stock.bankofny.com

INDEPENDENT  PUBLIC ACCOUNTANTS
Arthur Andersen LLP, 1345 Avenue of the Americas
New York, NY 10105

ANNUAL MEETING
The Annual Stockholders' Meeting will be held at 1345 Avenue of the Americas, 3rd floor, New York, NY on April 23, 1998


P
A
G
E
28

------------------
BOARD OF DIRECTORS
------------------

[PHOTO]
GLENN W. BAILEY
DIRECTOR

[PHOTO]
ROBERT B. CADWALLADER
DIRECTOR

[PHOTO]
AVRUM I. DRAZIN*
CHAIRMAN

[PHOTO]
DAVID M. ENGELMAN
DIRECTOR

[PHOTO]
FRED HELLER
DIRECTOR & CHAIRMAN EMERITUS

[PHOTO]
FRANK METZGER
DIRECTOR

[PHOTO]
LARRY K. POWERS*
PRESIDENT &
CHIEF EXECUTIVE OFFICER

-------------------
EXECUTIVE COMMITTEE
-------------------

[PHOTO]
NEIL M. BARDACH+
VICE PRESIDENT & CHIEF FINANCIAL OFFICER

[PHOTO]
STEVEN R. CARSON
VICE PRESIDENT &
GENERAL MANAGER CONTROLS

[PHOTO]
ZIA EFTEKHAR
PRESIDENT, LIGHTOLIER

[PHOTO]
MICHAEL J. FARRELL
PRESIDENT,
KEENE-WIDELITE

[PHOTO]
HENRY M. GLOVER
VICE PRESIDENT & GENERAL MANAGER WIDE-LITE

[PHOTO]
CHARLES M. HAVERS
PRESIDENT,
SUPPLY DIVISION

[PHOTO]
RENE MARINEAU
EXECUTIVE VICE PRESIDENT, CANLYTE

[PHOTO]
DENNIS W. MUSSELMAN
VICE PRESIDENT &
GENERAL MANAGER HADCO/BRONZELITE

[PHOTO]
DONNA R. RATLIFF+
VICE PRESIDENT  ADMINISTRATION & CORPORATE SECRETARY

[PHOTO]
JON SAYAH
VICE PRESIDENT &
GENERAL MANAGER DIAMOND F/DECORATIVE

* Also an officer and member of
  the Executive Committee

+ Also an officer of the company

Cover Photograph: (C) J. Paul Getty Trust.
Photo: Scott Frances/Esto
Inside Front Cover Photograph:
(C) 1997 Todd Eberle

Design: George/Gerard Design, NYC

================================================================================
                                     GENLYTE

                                Visit us online@

                             http://www.genlyte.com

                                 lightolier.com

                              crescentlighting.com

                                  diamondf.com

                              forecastlighting.com

                                hadcolighting.com

                               stoncolighting.com

                                  wide-lite.com

                                   canlyte.com

                                Corporate Offices
                               2345 Vauxhall Road
                                  P.O. Box 3148
                              Union, NJ 07083-1948

================================================================================