Form 10-K, Exhibit 13
period 1998-12-31
GENLYTE GROUP INC
filed 1999-03-26
CIK 833076

GENLYTE
                                                  THE GENLYTE GROUP INCORPORATED

1998 ANNUAL REPORT
                         LIGHTING THE WAY...TOGETHER

================================================================================
GENLYTE THOMAS BRANDS AT A GLANCE
================================================================================
BRANDS              PRODUCT OVERVIEW
================================================================================
BRONZELITE          Specification-grade landscape and underwater lighting
--------------------------------------------------------------------------------
GARDCO              High-performance site luminaires for parking, garage,
                    roadway and path lighting
--------------------------------------------------------------------------------
EMCO                Economical area luminaires and poles
--------------------------------------------------------------------------------
HADCO               Specification-grade exterior architectural lighting for
                    municipal, institutional, commercial landscape
--------------------------------------------------------------------------------
LUMEC               Specification-grade decorative functional street and area
                    lighting
--------------------------------------------------------------------------------
LUMEC-SCHREDER      Tunnel lighting
--------------------------------------------------------------------------------
ZED                 Decorative outdoor urban lighting
--------------------------------------------------------------------------------
MCPHILBEN
OUTDOOR             Architectural building-mounted luminaires
--------------------------------------------------------------------------------
WIDE-LITE           Energy-efficient specification-grade HID lighting and
                    controls
--------------------------------------------------------------------------------
EXCELINE            Contractor-friendly indoor and outdoor HID lighting
                    (commercial, retail, light industrial)
--------------------------------------------------------------------------------
STONCO              Contractor-friendly indoor and outdoor HID lighting
--------------------------------------------------------------------------------
CRESCENT            Contractor-friendly, cost-effective fluorescent lighting
--------------------------------------------------------------------------------
CAPRI               Downlighting and track lighting
--------------------------------------------------------------------------------
OMEGA               Architectural grade specification downlighting
--------------------------------------------------------------------------------
MCPHILBEN           Exits and electrical signage
--------------------------------------------------------------------------------
HORIZON             Energy-efficient lighting fixtures and reflectors for the
                    retrofit market
--------------------------------------------------------------------------------
LIGHTOLIER          High-quality downlighting, track, decorative and fluorescent lighting for residential and commercial applications
--------------------------------------------------------------------------------
LITE-ENERGY         Decorative high-end architectural interior and exterior
                    lighting
--------------------------------------------------------------------------------
DAY-BRITE           Commercial and industrial HID and fluorescent lighting
--------------------------------------------------------------------------------
FORECAST            Residential decorative lighting sold through lighting
                    showrooms
--------------------------------------------------------------------------------
THOMAS              Decorative lighting for the home
--------------------------------------------------------------------------------
MATRIX              Microprocessor controls for interior lighting systems
--------------------------------------------------------------------------------
LIGHTOLIER CONTROLS Electronic dimming and energy-saving controls for residential/commercial use.
--------------------------------------------------------------------------------
C&M                 Commercial and industrial fluorescent lighting for the
                    Canadian market
--------------------------------------------------------------------------------
CANLYTE             Sale in Canada of Lightolier, CFI, Keene-Widelite, Stonco
                    and Hadco
================================================================================

ON THE COVER

This 3,000 seat worship center is the new home for the 8,000 members of Riverbend Church in Austin, Texas. Virtually all the lighting for this spectacular job is from Genlyte Thomas Group.

--------------------
FINANCIAL HIGHLIGHTS
--------------------

(In thousands, except share data)     1998            1997            1996
--------------------------------------------------------------------------------
OPERATING RESULTS

Net Sales                          $ 664,095       $ 487,961       $ 456,860
Gross Profit Margin                     35.2%           34.7%           33.9%
Operating Profit                      59,290          37,621          28,448
Net Income                            26,760          19,113          12,997
Earnings Per Share:
    Basic                               1.96            1.46            1.01
    Diluted                             1.95            1.42            1.00

BALANCE SHEET DATA

Current Assets                     $ 317,246       $ 174,106       $ 163,839
Total Assets                         501,602         254,028         238,115
Current Liabilities                  137,214         92, 145          92,473
Total Debt                            62,784          32,785          41,847
Stockholders' Investment             166,232         103,729          83,783
Book Value Per Average Share           12.14            7.72            6.42


THE GENLYTE GROUP INCORPORATED IS A LEADING MANUFACTURER OF LIGHTING FIXTURES AND CONTROLS FOR COMMERCIAL, INDUSTRIAL AND RESIDENTIAL MARKETS.

o 6TH CONSECUTIVE YEAR OF SALES GROWTH

o 20 QUARTERS OF EARNINGS GROWTH*

o FIVE-YEAR ANNUAL GROWTH RATE OF 49% IN EARNINGS PER SHARE

o THE MOST RECOGNIZED AND RESPECTED BRAND NAMES IN THE INDUSTRY

* Over the comparable prior year's quarter

-----------------
TABLE OF CONTENTS
-----------------

Letter to Shareholders                        3

Selected Financial Data                      14

Management's Discussion and Analysis         15

Report of Independent Public Accountants     17

Consolidated Financial Statements            17

Notes to Consolidated Financial Statements   21

Stockholder Information                      32

Board of Directors and Executive Committee  IBC

GENLYTE THOMAS
LIGHTING THE WAY...TOGETHER
CUSTOMERS - EMPLOYEES - SHAREHOLDERS - VENDORS

o We are customer focused and strive to exceed the expectations of our customers by providing efficient, responsive, and professional solutions and service.

o We value each employee by listening, trusting, and serving each other with respect and fairness.

o We provide our employees with a safe work environment, opportunities to grow and excel, competitive compensation, and we commit to share in our successes. We strive to promote from within.

o We design and manufacture high quality, innovative products to provide superior lighting solutions.

o We are dedicated to the development of well trained and motivated sales organizations to provide exceptional service to our customers.

o We have a sense of urgency and will quickly respond to opportunities and problems.

o We are cost conscious with regard to our business decisions and expenditures. We will utilize our resources across divisions and functions to gain synergy and to reduce costs.

o We adopt total quality management and world class manufacturing concepts and strive for continuous improvement in all aspects of the business.

o We will support vendors who keep us competitive and promote quality and on-time delivery to meet our customer requirements.

o We prioritize our efforts on being the best at the essential things - those activities which can provide the greatest benefit for our customers, employees, and shareholders.

o We will provide our shareholders with a fair rate of return on their investment.

                                                          ----------------------
                                                          LETTER TO SHAREHOLDERS
                                                          ----------------------

[PHOTO OMITTED]

(Left to Right) Avrum I. Drazin,
Chairman of the Board and
Larry K. Powers, President
and Chief Executive Officer

                    TO OUR SHAREHOLDERS:

                    Nineteen Ninety Eight was a very good year and we are very pleased with our record performance. It was also an extremely busy and exciting year for us. On August 30, 1998, The Genlyte Group Incorporated formally entered into an agreement with Thomas Industries Inc. to form Genlyte Thomas Group LLC (GTG), creating one of the top three lighting fixture manufacturing entities in North America with assets of over $500 million and a work force of more than 5,000 employees. GTG commands a market share of approximately 13 percent and will be a major force in the lighting industry for many years to come.

                    The transaction combined substantially all of the assets and liabilities of Genlyte and substantially all of the lighting-related assets and liabilities of Thomas Industries. Genlyte Group owns a 68 percent interest in GTG and Thomas Industries owns the remaining 32 percent. Genlyte Thomas Group is now headquartered in Louisville, Kentucky.

                    For the year ended December 31, 1998, we are pleased to report record sales of $664 million and record earnings per share of $1.95. These results compare to $488 million and $1.42 in 1997, increases of 36 percent and 37 percent, respectively. In addition, strong fourth quarter cash flow results allowed us to reduce debt by $35 million to approximately $63 million. These promising results were attained in spite of the fact that most of the expenses related to the formation of GTG were incurred in 1998, while a substantial number of the financial benefits will not be realized until later years.

                    Deeper and broader brand strength - as well as a strong balance sheet creating enhanced financial flexibility - is enabling GTG to compete on a much more effective basis with other leaders in the lighting industry. Complementary products, markets, and sales organizations are important bi-products of the venture. Our customers continue to receive the same personal and focused service and that remains our highest priority. But perhaps the most promising of the benefits created is the strength of the combined management team, which has a notable record in the lighting industry for improving revenues and profitability.


                                                                              3.

THE STRONG FINANCIAL POSITION OF OUR NEW COMPANY WILL ENABLE US TO BE AGGRESSIVE IN IDENTIFYING BENEFICIAL ACQUISITIONS AND STRATEGIC ALLIANCES, WHILE AN ENHANCED BALANCE SHEET WILL ALLOW US THE STRENGTH AND FLEXIBILITY TO ACT ON THOSE OPPORTUNITIES IN A TIMELY MANNER.

                    Other benefits spawned by the new company include cost reductions realized from the combined purchasing power of the two companies, efficiency-driven operating consolidations, integration of technologies, reduced freight and warehousing expenditures, as well as overall manufacturing synergies. Future annual savings are anticipated to be $30 million, generated not only from the above-mentioned efficiencies, but from revenue enhancement opportunities. Truly, the whole is greater than the sum of its parts.

                    The actions to gain the synergies are well underway. In the first quarter of 1999 we announced that our Accent Division, consisting of the Capri and Omega brands and headquartered in Los Angeles, California, will be consolidated with the Day-Brite Division in Tupelo, Mississippi. The resultant Day-Brite/Capri/Omega Division will be a true indoor lighting business and will streamline processes and unite products that mesh in the marketplace. The transfer is anticipated to be complete in April 1999.

                    Also in the first quarter we announced that our Hopkinsville, Kentucky, facility will cease manufacturing by September of 1999. This is in line with the plant rationalization plan developed as a result of the formation of GTG.

                    The strong financial position of our new company will enable us to be aggressive in identifying beneficial acquisitions and strategic alliances, while an enhanced balance sheet will allow us the strength and flexibility to act on those opportunities in a timely manner. We will not seek out acquisitions merely for the sake of expansion. Rather, we will make such transactions when the situation is of obvious and specific benefit for us to do so. For instance, on January 21, 1999, we announced an intent to form a jointly owned limited liability company with Fibre Light International, of Queensland, Australia. GTG will own 80% of the new company, "Fibre Light U.S.," and Fibre Light International will own 20%. Fibre Light U.S. will have exclusive rights to all Fibre Light

4.

                    International products in North America, the Caribbean and other territories. Fibre Light's focus on the architectural applications of fiber optics should strongly complement our existing product line and move us into an area of lighting that holds much promise for the future.

                    Subsequent sections of this report will focus on the areas of newly enhanced brand strength, increased manufacturing capabilities and capacity, economies in the areas of purchasing, shipping and warehousing, and the lifeblood of our company - new product development.

                    We are optimistic and genuinely excited about the many possibilities for future growth and profitability created by our new company's formation. Increasing shareholder value will be the number one goal for all of us. We wish to thank each of our many investors for their continued support and confidence.

                    We would also like to thank each of the more than 5,000 employees who have shown a great deal of loyalty and dedication during the process of making Genlyte Thomas Group a reality. Without that dedication, the opportunities that are now before us would never exist.


Sincerely,


/s/ LARRY K. POWERS
President and Chief Executive Officer


/s/ AVRUM I. DRAZIN
Chairman of the Board



SALES
DOLLARS IN MILLIONS


  94        95        96        97        98
=================================================
432.7     445.7     456.9     488.0     664.1



OPERATING PROFIT
DOLLARS IN MILLIONS

  94        95        96        97        98
=================================================
14.7      22.0      28.4       37.6      59.3


NET INCOME
DOLLARS IN MILLIONS


  94        95        96        97        98
=================================================
4.2        7.9       13.0       19.1      26.8



EARNINGS PER SHARE


  94        95        96        97        98
=================================================
  .33       .62      1.00      1.42      1.95


                                                                              5.

THE BREADTH
AND DEPTH OF
OUR BRANDS
CREATE A POWERFUL
COMBINATION WITH
COMPLEMENTARY
STRENGTHS.

[PHOTO OF BOB GASKINS AND GRAPHICS OF LIGHT FIXTURES & AN AMPHITHEATER OMITTED]

Bob Gaskins, Director of Design for Gardco Emco McPhilben outdoor lighting, has designed several leading edge products that keep the competition playing catch-up, such as the Gardco Gullwing.

LIGHTING THE WAY...
     WITH STRENGTH

In 1999, our consolidated sales volume will be approximately double the volume reported in our annual report just one year ago. Through the combination of two strong lighting entities that have become Genlyte Thomas Group LLC (GTG), we now have the breadth and depth of brands that are second to none. The combined brands complement each other to form a "Who's Who" of well known and recognized names within many segments of the lighting industry. Lightolier, Lightolier Controls, Day-Brite, Gardco, Hadco, Lumec, and Wide-Lite are greatly respected within the specification market. Distributors know and trust the Capri, Crescent, Stonco, and ExceLine names. Lighting retailers look to Forecast and Thomas for the latest design trends and innovations. These and many other powerful names create a rich pipeline of brands that are sold through separate and distinct sales organizations throughout North America and internationally.

In addition, the geographic strengths of each entity overlay to create a company with a strong presence throughout North America - particularly in the Midwest, Northeast and Canada. As GTG moves forward, the potential for market leadership in regions beyond its traditional footholds presents a real opportunity.

[GRAPHIC OMITTED]

                                                                              7.

                    OUR STATE-OF-THE-ART MANUFACTURING FACILITIES ARE POISED TO CAPITALIZE ON THE FURTHER OPERATIONAL EFFICIENCIES THAT ARE REALIZED AS TWO POWERFUL COMPANIES MOVE FORWARD.

[PHOTO OF GILLES LEBLANC AND PICTURES OF LIGHT FIXTURES OMITTED]

Gilles Leblanc, Director of Manufacturing for Ligholier/CFI, discusses the manufacturing initiatives at his Quebec facility, and the enthusiasm that it has generated amongst the employees.

LIGHTING
  THE WAY...WITH EFFICIENCY

Genlyte Thomas Group takes great pride in its manufacturing capabilities and is taking a leading role in developing World Class operations. Initiatives for continuous improvement are a way of life throughout our manufacturing facilities. In additional to capital investments in state-of-the-art equipment, ISO certifications, and process engineering projects, the company prides itself in its Teambuilding Training programs, where employees initiate change with their own solutions. Driving down costs, cutting cycle times, and improving quality and service are the objectives these teams are constantly addressing.

Kaizen blitzes - doing more with less - and the introduction of Kanban inventory practices continue to produce oustanding results throughout the operations.

GTG management is committed to making the work place more productive. There will be ongoing opportunities to coordinate the manufacturing of certain products and controls across all GTG operations. Continual review of our capabilities, capacity, and needed resources will identify additional opportunities.

                              [PHOTO OMITTED]

                              A newly installed state-of-the-art Salvagnini flexible fabrication machine embodies GTG's commitment to world class manufacturing. When a customer order calls for small quantities with a unique combination of parts, the items can be produced efficiently and with substantially reduced tooling costs.

                                                                              9.

[PHOTOS OF DAVE CORNELIUS, SUSAN WOODRUFF, AND LARRY FOX OMITTED, AS WELL AS LIGHTING FIXTURES IN AN AUTOMOBILE SHOWROOM.]

Dave Cornelius (left), Director of Group Purchasing; Susan Woodruff, Purchasing Manager, Stonco; and Larry Fox, Director of Sourcing,
Lightolier, discuss various savings opportunities.

                    THE FORMATION OF GENLYTE THOMAS GROUP IS EXPECTED TO CREATE FUTURE ANNUAL SYNERGIES IN EXCESS OF $30 MILLION, AS A RESULT OF COST SAVINGS, ECONOMIES OF SCALE AND REVENUE ENHANCEMENT OPPORTUNITIES.

     LIGHTING THE WAY...
               WITH SYNERGY

The immediate synergies upon the formation of Genlyte Thomas were nowhere more apparent or significant than in the area of purchasing. Purchased materials represent a high percentage of the total cost of our products, and with a new leverage that is now on par with other top lighting manufacturers, GTG has already devoted considerable energy and effort to maximize this opportunity. Purchasing contracts are being renegotiated and the resulting cost savings are dramatic.

In shipping and distribution, the company's overall needs are being analyzed to determine long term plans. New freight contracts based on combined volume are being negotiated, and other opportunities for consolidation will be considered as GTG moves forward.

The newly realized leverage extends beyond cost savings. Classic examples of positive synergy are arising. Suppliers are offering enhanced service in the forms of quicker response times, more proximate warehousing, transportation concessions, and greater support in the all-important area of product development technology.

[PHOTOS OMITTED]

                                                                             11.

[PHOTOS OF BILL FABBRI AND TOM LYNCH OMITTED]

Bill Fabbri (left), Vice President and General Manager of Lightolier's Wilmington, Massachusetts, facility, and Tom Lynch, Operations Manager for the Day-Brite/Capri/Omega facility in Tupelo, Mississippi, were involved in a joint product development effort that benefited both the Day-Brite and Lightolier brands.

THE COMBINATION OF THE TWO COMPANIES KNOWN FOR THEIR INNOVATION CREATES IN GENLYTE THOMAS AN UNPRECEDENTED APTITUDE FOR CONTINUOUS NEW PRODUCT INTRODUCTIONS-THE LIFEBLOOD OF ANY SUCCESSFUL COMPANY.

LIGHTING
          THE WAY...WITH
                         INNOVATION

The two entities that make up Genlyte Thomas Group were recognized for their innovations in new product development - in terms of both design and technology. Combined, they now have an opportunity to capitalize on these strengths while reducing costs and eliminating resource duplication.

For example, at the time GTG was formed, both Thomas and Genlyte had preliminary drawings on the board for a new fluorescent lighting fixture. Under competitive pricing pressures, the goal for both companies was to cost-reduce the product in order to maintain acceptable margins. GTG melded the development technology of the two companies and quickly designed a fixture that could be produced by both, using some of the same tooling. The time and considerable tooling expense that were saved is an indication of future opportunities that will arise from teamwork and strategic product planning.

Throughout 1998 and into 1999, many GTG brands have developed new products to meet opportunities in the marketplace. For example, the flagship Lightolier brand, entering its 95th year, introduced over 300 new ideas in 1998, including several new families of decorative architectural products. The ProSpec linear is a new innovation that provides a cluster of lamps in a single housing for improved appearance and greater performance.

Capri's C1 system, a new approach to downlighting, is acclaimed for its easy installation and unique flexibility once installed. Hadco has introduced its Garden Art collection, an upscale exterior lighting system for the discriminating buyer. The Supply Division - Stonco, Crescent and ExceLine - all made major new product introductions throughout the year. New customer programs and support technologies were also introduced, such as Day-Brite's Quick Calc - which gives distributors and contractors the convenience of calculating their project specifications with a simple phone call. An easy-to-follow menu of options allows them to calculate spacing-to-mounting-heights, light output, and a variety of other factors - all from the actual job site if needed!


[PHOTOS OMITTED]
                                                                             13.

-----------------------
SELECTED FINANCIAL DATA
-----------------------
Genlyte Group Incorporated & Subsidiaries

Amounts in thousands, except per share data  1998        1997        1996        1995        1994
---------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                               $   664,095     487,961     456,860     445,660     432,690
Gross profit                            $   233,768     169,405     154,722     138,120     128,720
Operating profit                        $    59,290      37,621      28,448      21,955      14,659
Interest expense, net                   $     3,857       4,085       5,649       7,986       7,505
Minority interest                       $     8,485           -           -           -           -
Income before income taxes              $    46,948      33,536      22,799      13,969       7,154
Income tax provision                    $    20,188      14,423       9,802       6,060       2,937
Net income                              $    26,760      19,113      12,997       7,909       4,217
Return on:
  Net sales                                     4.0%        3.9%        2.8%        1.8%        1.0%
  Average stockholders' investment             19.8%       20.4%       16.9%       12.1%        7.1%
  Average capital employed                     14.6%       14.6%        9.9%        5.5%        2.7%

YEAR-END POSITION
Working capital                         $   180,032      81,961      71,366      75,719      86,714
Plant and equipment, net                $   105,679      59,618      60,380      64,149      68,895
Total assets                            $   501,602     254,028     238,115     231,034     240,178
Capital employed:
  Total debt                            $    62,784      32,785      41,847      67,132      90,047
  Stockholders' investment              $   166,232     103,729      83,783      69,900      61,170
                                        -----------------------------------------------------------
     Total capital employed             $   229,016     136,514     125,630     137,032     151,217
                                        -----------------------------------------------------------
PER SHARE DATA
Net income:
  Basic                                 $      1.96        1.46        1.01        0.62        0.33
  Diluted                               $      1.95        1.42        1.00        0.62        0.33
Stockholders' investment per average
  share outstanding                     $     12.14        7.72        6.42        5.46        4.77
Market range:
  High                                  $     28 3/8      21 3/8         14           8        5 1/2
  Low                                   $     15 3/4       9 7/8          6           4        3 1/2
                                        -----------------------------------------------------------
OTHER DATA
Orders on hand                          $   115,520      54,206      42,247      51,093      50,379
Depreciation and amortization           $    15,066      12,156      14,550      15,657      16,886
Capital expenditures, net               $    17,436      11,597      10,405      10,232      11,884
Average shares outstanding(*)                13,690      13,436      13,055      12,804      12,834
Current ratio                                   2.3         1.9         1.8         2.0         2.2
Interest coverage ratio                        13.2         9.2         5.0         2.7         2.0
Debt to total capital employed                 27.4%       24.0%       33.3%       49.0%       59.5%
Number of stockholders                        1,459       1,567       1,705       1,865       1,970
Average number of employees                   3,671       2,767       2,581       2,657       2,838
Average sales per employee              $   180,903     176,350     177,009     167,731     152,463
                                        -----------------------------------------------------------

(*)including incremental common shares issuable under stock option plans

14.

                                                         -----------------------
                                                                    MANAGEMENT'S
                                                         DISCUSSION AND ANALYSIS
                                                         -----------------------
                                       Genlyte Group Incorporated & Subsidiaries

Note: Throughout this discussion the term "Company" as used herein refers to The Genlyte Group Incorporated, including the consolidated results of The Genlyte Group Incorporated and Genlyte Thomas Group LLC.

RESULTS OF OPERATIONS

Net sales for 1998 were $664.1 million, increasing by $176.1 million, or 36.1% from 1997. The 1998 results include the operations of the Genlyte Thomas Group LLC ("Genlyte Thomas") since its formation on August 30, 1998, which contributed $145.3 million to the higher sales levels. Genlyte holds a 68% interest in Genlyte Thomas and accounts for it on a fully consolidated basis. The remaining 32% interest in Genlyte Thomas is held by Thomas Industries Inc. ("Thomas"). On a comparative basis, total net sales for all product lines contributed to Genlyte Thomas for the full year (including for the periods prior to the actual formation of Genlyte Thomas) were 5.8% higher than 1997. Comparable product line sales for 1997 were 8.3% higher than 1996. The Company primarily serves the commercial, residential and industrial lighting markets, the strength of which over the past two years contributed substantially to the sales growth in both years. New products introduced during both years have also contributed to sales growth. The new Gullwing in 1998 and Lytening in 1997 were significant examples of such new products.

Gross profit of the Company increased to $233.8 million in 1998 from $169.4 million in 1997, a 38.0% increase following a $14.7 million or 9.5% growth in gross profit from 1996 to 1997. Cost of sales decreased to 64.8% of sales in 1998 from 65.3% in 1997 and 66.1% in 1996. This continued trend is the result of ongoing productivity improvements, reductions in raw material costs, elimination of excess capacity (two facilities were closed in both 1997 and 1996), and the elimination of low margin products.

Selling and administrative expenses as a percent of sales decreased to 26.3% in 1998 from 27.0% in 1997 and 27.6% in 1996. The continued reduction in selling and administrative expense as a percent of sales is a result of maintaining existing levels of fixed costs to support increased sales, and facility closings which reduced certain variable costs as well as fixed selling and administrative expenses. These reductions were partially offset by increased research and development spending to support a steady flow of innovative new products.

Net interest expense amounted to $3.9 million in 1998, a decrease of .2 million, or 5.6% from 1997. This follows a decrease in net interest expense of $1.6 million or 27.7% from the 1996 level of $5.6 million. Net interest expense was lower due to a reduction in interest rates as well as a reduction in average net borrowings. During August 1998, however, the Company incurred additional debt and related interest expense with the formation of Genlyte Thomas.

At December 31, 1998, a hypothetical 1% increase in interest rates would result in a reduction of approximately $630 in pre-tax income. The estimated reduction is based upon no change in the volume or composition of debt at December 31, 1998.

Minority interest represents the 32% share of Thomas in Genlyte Thomas.

The effective rate of income tax expense was approximately 43% in 1998, 1997, and 1996.

FINANCIAL CONDITION
LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows from operations continue to provide adequate capital to meet operating and capital expenditures. A condensed consolidated statement of cash flows is as follows:

                                           For the years ended December 31,
(Dollars in thousands)                     1998         1997          1996
-------------------------------------------------------------------------------
EBITDA                                  $  65,871    $  49,777     $   42,998
Interest expense, net                      (3,857)      (4,085)        (5,649)
Taxes on income                           (20,188)     (14,423)        (9,802)
Working capital, other                      5,075      (12,684)         9,888
                                        ---------------------------------------
Cash provided by operating activities      46,901       18,585         37,435
Cash used in investing activities, net    (15,555)     (11,597)       (10,405)
Cash used in financing activities, net    (24,445)      (8,229)       (24,398)
                                        ---------------------------------------
Increase (decrease) in cash             $   6,901    $  (1,241)     $   2,632
                                        =======================================

                                                                             15.

-----------------------
MANAGEMENT'S DISCUSSION
AND ANALYSIS
-----------------------
Genlyte Group Incorporated & Subsidiaries

Cash provided by operations increased $28.3 million in fiscal 1998, reflecting higher net income and an increase in accounts payable and accrued expenses. Cash provided by operations decreased $18.9 million in fiscal 1997 mainly due to an increase in accounts receivable, other current assets and other assets from 1996.

The Company had working capital of $180 million at December 31, 1998, approximately $62 million of which was assumed in the formation of Genlyte Thomas. The Company had working capital of $82 million at December 31, 1997.

The Company's ratio of total debt to total capitalization was 27.4, 24.0 and 33.3 percent at December 31, 1998, 1997 and 1996 respectively, with total capitalization defined as total debt plus total stockholders' investment. The increase during 1998 was due to additional debt incurred with Genlyte Thomas' formation.

Genlyte Thomas entered into a $125 million revolving credit agreement with various banks in August 1998. This replaced a $100 million agreement held by Genlyte. At December 31, 1998 Genlyte Thomas had $28 million in borrowings and $19 million in outstanding letters of credit.

YEAR 2000 ISSUES

All divisions in the Company have established and are in the process of executing plans to prepare the Company's information technology (IT) systems and non-information technology systems with embedded technology
(ET) for the year 2000 issue. These plans encompass the use of both internal and external resources to identify, correct and test systems for year 2000 readiness. External resources include nationally recognized consulting firms and other specialized technology resource providers.

The identification and documentation of affected IT and ET components is substantially complete. This inventory includes mainframe hardware and software, personal computer hardware and software, communications hardware and software, and various other devices controlled by ET (security systems, telephone systems, HVAC systems, manufacturing machinery, etc.) which may contain date processing functions. The assessment of this inventory with regard to year 2000 readiness is currently underway. The Company has determined or plans to determine the status of these components with regard to year 2000 readiness by contacting third party providers of these components or performing analyses utilizing internal or external resources. All components identified to date as non-year 2000 compliant have either been made compliant or are in the process of being replaced or upgraded to be made compliant.

The Company is also currently addressing the year 2000 readiness of third parties whose business interruption could have a material negative impact on the Company's business. These parties include customers, raw material vendors and other service providers. Customers, vendors and service providers have or will be contacted to determine their readiness.

Through December 31, 1998 the Company has spent $1.9 million on external resources, hardware and software required to address the year 2000 issue. It is estimated that an additional $2.4 million will be spent in 1999 to attain substantial year 2000 readiness.

Several divisions of the Company plan to replace customer service information systems which are not year 2000 compliant with systems that are year 2000 compliant. The inherent complexity of these systems makes the exact implementation dates of the replacement systems somewhat uncertain. In order to compensate for this uncertainty, the Company is in the process of developing and, in some cases, executing, contingency plans for the possibility that the existing customer service systems targeted for replacement would fail before the implementation of the new systems. These contingency plans involve handling certain business transactions outside the system as well as correcting problems with existing systems. A portion of the estimated additional expenditures above is for the planning and execution of these contingency plans. The amount of the estimated additional expenditures may increase or decrease depending on whether the execution of additional contingency plans is deemed necessary and whether contingency plans currently being executed are deemed no longer necessary.

Despite diligent preparation, unanticipated third-party failures, more general public infrastructure failures or failure to successfully conclude the Company's remediation efforts as planned could have a material adverse impact on results of operations, financial condition and/or cash flows in 1999 and beyond.

However, management believes the execution of this plan will not cause significant disruptions in the Company's business.

The statements contained in the foregoing year 2000 readiness disclosure are subject to certain protection under the Year 2000 Information and Readiness Disclosure Act.

FORWARD-LOOKING STATEMENTS

The forward-looking statements made by the Company are based on estimates which the Company believes are reasonable. This means that the Company's actual results could differ materially from such estimates as a result of being negatively affected as described above or otherwise positively affected.

16.

                                       -----------------------------------------
                                                           REPORT OF INDEPENDENT
                                                              PUBLIC ACCOUNTANTS
                                       -----------------------------------------
                                       Genlyte Group Incorporated & Subsidiaries

To the Stockholders of The Genlyte Group Incorporated:

We have audited the accompanying consolidated balance sheets of The Genlyte Group Incorporated (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Genlyte Group Incorporated and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP
--------------------------------------------
    Arthur Andersen LLP
    Louisville, Kentucky,  February 10, 1999


                                       -----------------------------------------
                                                                    CONSOLIDATED
                                                            STATEMENTS OF INCOME
                                       -----------------------------------------
                                       Genlyte Group Incorporated & Subsidiaries

                                             For the years ended December 31,
                                         ---------------------------------------
Amounts in thousands, except per share data  1998          1997          1996
--------------------------------------------------------------------------------
Net sales                                $  664,095    $  487,961    $  456,860
  Cost of sales                             430,327       318,556       302,138
                                         ---------------------------------------
Gross profit                                233,768       169,405       154,722
  Selling and administrative expenses       174,478       131,784       126,274
                                         ---------------------------------------
Operating profit                             59,290        37,621        28,448
  Interest expense, net                       3,857         4,085         5,649
  Minority interest                           8,485             -             -
                                         ---------------------------------------
Income before income taxes                   46,948        33,536        22,799
  Income tax provision                       20,188        14,423         9,802
                                         ---------------------------------------
Net income                               $   26,760    $   19,113    $   12,997
                                         =======================================
Earnings per share:
  Basic                                  $     1.96    $     1.46    $     1.01
  Diluted                                $     1.95    $     1.42    $     1.00

The accompanying notes are an integral part of these consolidated financial statements.

                                                                             17.

-----------------------------------------
CONSOLIDATED
BALANCE SHEETS
-----------------------------------------
Genlyte Group Incorporated & Subsidiaries

                                                           As of December 31,
                                                      --------------------------
Amounts in thousands, except share data                  1998            1997
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                             $   8,555      $   1,654
Accounts receivable (less
allowances for doubtful accounts
of $10,907 and $6,864, respectively)                    146,167         73,220
Inventories                                             137,004         80,847
Other current assets                                     25,520         18,385
                                                      --------------------------
  Total current assets                                  317,246        174,106
Plant and equipment, at cost:
  Land                                                    7,290          4,286
  Buildings and leasehold interests
    and improvements                                     82,856         55,570
  Machinery and equipment                               218,886        153,285
                                                      --------------------------
Total plant and equipment                               309,032        213,141
  Less: accumulated depreciation
    and amortization                                    203,353        153,523
                                                      --------------------------
Net plant and equipment                                 105,679         59,618
Cost in excess of net assets of
  acquired businesses                                    57,944         12,434
Other assets                                             20,733          7,870
                                                      --------------------------
  Total assets                                        $ 501,602      $ 254,028
                                                      ==========================

LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-term borrowings                               $   1,932      $       -
  Accounts payable                                       73,852         49,433
  Accrued expenses and current
    portion of long-term debt                            61,430         42,712
                                                      --------------------------
  Total current liabilities                             137,214         92,145
Long-term debt                                           60,852         32,785
Deferred income taxes                                    30,293          6,828
Minority interest                                        84,649              -
Other liabilities                                        22,362         18,541
                                                      --------------------------
  Total liabilities                                     335,370        150,299
STOCKHOLDERS' INVESTMENT
  Common stock ($.01 par value, 30,000,000
    shares authorized; 13,648,290 and
    13,502,090 shares issued, respectively;
    13,535,548 and 13,389,313 shares
    outstanding, respectively)                              136            135
  Additional paid-in capital                             16,207         12,891
  Retained earnings                                     120,526         93,766
  Accumulated other comprehensive income                 29,363         (3,063)
                                                      --------------------------
  Total stockholders' investment                        166,232        103,729
                                                      --------------------------
  Total liabilities and stockholders' investment      $ 501,602      $ 254,028
                                                      ==========================

The accompanying notes are an integral part of these consolidated financial statements.

18.

                                       -----------------------------------------
                                                         CONSOLIDATED STATEMENTS
                                                                   OF CASH FLOWS
                                       -----------------------------------------
                                       Genlyte Group Incorporated & Subsidiaries

                                               For the years ended December 31,
                                            ------------------------------------
Amounts in thousands                           1998         1997        1996
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                  $  26,760     $ 19,113   $  12,997
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization                15,066       12,156      14,550
  Loss (gain) from disposal of plant
  and equipment                                   259         (237)         41
  Changes in assets and liabilities,
    net of effect of formation of Genlyte
    Thomas (See Note 3):
    (Increase) decrease in:
      Accounts receivable                      (5,432)      (8,184)     (3,012)
      Inventories                                  65          152      (4,778)
      Other current assets                     (3,575)      (3,476)     (2,359)
      Other assets                             (5,490)      (6,408)      1,423
    Increase (decrease) in:
      Accounts payable and
        accrued expenses                        9,866         (328)     18,419
      Deferred income taxes                     1,689        3,460      (1,294)
      Minority interest                         5,412            -           -
      Other liabilities                         2,521        1,897       1,357
      Minimum pension liability                  (732)           -           -
  All other, net                                  492          440          91
                                            ------------------------------------
Net cash provided by operating activities      46,901       18,585      37,435
                                            ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition, net of cash acquired               1,881            -           -
Purchases of plant and equipment,
  net of disposals                            (17,436)     (11,597)    (10,405)
                                            ------------------------------------
Net cash used in investing activities         (15,555)     (11,597)    (10,405)
                                            ------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Stock options exercised                         3,317        1,770         994
Decrease in debt, net                         (26,703)      (9,062)    (25,284)
                                            ------------------------------------
Net cash used in financing activities         (23,386)      (7,292)    (24,290)
                                            ------------------------------------
Effect of exchange rate changes
  on cash and cash equivalents                (1,059)        (937)       (108)
                                            ------------------------------------
Net increase (decrease) in cash and
  cash equivalents                              6,901       (1,241)      2,632
Cash and cash equivalents at
  beginning of year                             1,654        2,895         263
                                            ------------------------------------
Cash and cash equivalents at end
  of year                                   $   8,555     $  1,654    $  2,895
                                            ------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                  $   4,057     $  3,256    $  5,286
  Income taxes                              $  18,445     $ 20,350    $  9,853

The accompanying notes are an integral part of these consolidated financial statements.

                                                                             19.

-----------------------------------------
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' INVESTMENT
-----------------------------------------
Genlyte Group Incorporated & Subsidiaries

                                          For the years ended December 31, 1998, 1997, and 1996
                                     --------------------------------------------------------------------
                                                                          Accumulated Other    Total
                                      Common    Additional      Retained    Comprehensive   Stockholders'
Amounts in thousands                  Stock   Paid-in Capital   Earnings       Income        Investment
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1995           $  129     $  10,133     $    61,656     $  (2,018)  $       69,900

Net income                                -             -          12,997             -           12,997
Foreign currency translation
   adjustments                            -             -               -          (108)            (108)
                                     --------------------------------------------------------------------
 Total comprehensive income               -             -          12,997          (108)          12,889

Stock options exercised                   2           992               -             -              994
                                     --------------------------------------------------------------------
Balance, December 31, 1996           $  131     $  11,125     $    74,653     $  (2,126)  $       83,783

Net income                                -             -          19,113             -           19,113
Foreign currency translation
   adjustments                            -             -               -          (937)            (937)
                                     --------------------------------------------------------------------
 Total comprehensive income               -             -          19,113          (937)          18,176

Stock options exercised                   4         1,766               -             -            1,770
                                     --------------------------------------------------------------------
Balance, December 31, 1997           $  135     $  12,891     $    93,766     $  (3,063)  $      103,729

NET INCOME                                -             -          26,760             -           26,760
GAIN ON FORMATION OF GENLYTE
   THOMAS, BEFORE TAX                     -             -               -        56,984           56,984
 RELATED TAX EFFECT                       -             -               -       (22,767)         (22,767)
                                     --------------------------------------------------------------------
GAIN ON FORMATION OF GENLYTE
  THOMAS, AFTER TAX                       -             -               -        34,217           34,217
MINIMUM PENSION LIABILITY,
  BEFORE TAX                              -             -               -         1,220            1,220
 RELATED TAX EFFECT                       -             -               -          (488)            (488)
                                     --------------------------------------------------------------------
MINIMUM PENSION LIABILITY,
  AFTER TAX                               -             -               -          (732)            (732)
FOREIGN CURRENCY TRANSLATION
  ADJUSTMENTS                             -             -               -        (1,059)          (1,059)
                                     --------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                -             -          26,760        32,426           59,186

STOCK OPTIONS EXERCISED                   1         3,316               -             -            3,317
                                     --------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998           $  136     $  16,207     $   120,526     $  29,363   $      166,232
                                     ====================================================================

The accompanying notes are an integral part of these consolidated financial statements.

20.

                                      ------------------------------------------
                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS
                                      ------------------------------------------
                                       Genlyte Group Incorporated & Subsidiaries
                                      Amounts in thousands except per share data

Note: Throughout these notes, the term "Company" as used herein refers to The Genlyte Group Incorporated including the consolidated results of The Genlyte Group Incorporated and Genlyte Thomas Group LLC operations.

(1) DESCRIPTION OF BUSINESS

The Genlyte Group Incorporated, a Delaware corporation ("Genlyte") is a United States based multinational corporation. The Company designs, manufactures, and sells lighting fixtures and controls for a wide variety of applications in the commercial, industrial, and residential markets. The Company's products are marketed primarily to distributors who resell the products for use in residential, commercial, and industrial construction and remodeling.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Genlyte and all consolidated subsidiaries, after elimination of intercompany accounts and transactions. These statements include the accounts of Genlyte Thomas Group LLC (Genlyte Thomas) as of December 31, 1998 and for the period from inception, August 30, 1998 through December 31, 1998. See Note 3 regarding the formation of Genlyte Thomas. Non-consolidated affiliates are accounted for using the equity method, under which Genlyte's share of these affiliates' earnings is included in income as earned.

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

The Company operates in a highly competitive business environment, and its sales could be negatively affected by its inability to maintain or increase prices, changes in geographic or product mix or the decision of its customers to purchase competitive products instead of the Company's products. Sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by purchasers of the Company's products.

As the Company's business continues to expand outside the United States, the Company could experience changes in its ability to obtain or hedge against foreign currency rates and fluctuations in those rates. The Company could also be affected by nationalizations; unstable governments, economies, or legal systems; or intergovernmental disputes. These currency, economic and political uncertainties may affect the Company's results.

CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market and include materials, labor and overhead. Inventories at December 31, consisted of the following:

                                           1998              1997
                                      ---------------------------------
Raw materials and supplies            $       43,167     $       32,324
Work in process                               14,529              5,613
Finished goods                                79,308             42,910
                                      ---------------------------------
Total inventories                     $      137,004     $       80,847
                                      =================================

Inventories valued using the last-in, first-out ("LIFO") method represented approximately 89% of total inventories at December 31, 1998. Inventories not valued at LIFO (primarily inventories of Canadian operations) are valued using the first-in, first-out ("FIFO") method. All inventories were valued using the FIFO method at December 31, 1997.

During 1998, the Company changed its method of accounting for certain inventories from the FIFO method to the LIFO method. This change, applied prospectively from the date of the change, was made to have a consistent method throughout the U.S. operations because the Thomas Lighting U.S. inventories, now consolidated with Genlyte through the Genlyte Thomas Group LLC, are valued using the LIFO method. This change increased net income by $507 or $.04 per diluted share.

On a FIFO basis, which approximates current cost, inventories would have been $2,350 lower than reported at December 31, 1998.

ADVERTISING COSTS: The Company expenses advertising costs principally as incurred. Certain catalog and literature costs are amortized over their useful lives, generally 2 - 3 years.

Plant and Equipment: The Company provides for depreciation of plant and equipment principally on a straight-line basis over the estimated useful lives of the assets. Useful lives vary among the constituent items in each classification, but generally fall within the following ranges:

  Buildings and leasehold interests
    and improvements ......................   10 - 40 years
  Machinery and equipment .................    3 - 10 years

When the Company sells or otherwise disposes of property, the asset cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the consolidated statements of income.

                                                                             21.

-----------------------------------------
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
-----------------------------------------
Genlyte Group Incorporated & Subsidiaries

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

COST IN EXCESS OF NET ASSETS OF ACQUIRED BUSINESSES: Cost in excess of net assets of purchased businesses acquired prior to 1971 is not amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets, aggregating $75,466 as of December 31, 1998 and $10,516 as of December 31, 1997, is being amortized on a straight-line basis over periods ranging from 20 to 40 years. Accumulated amortization was $22,445 as of December 31, 1998 and $3,262 as of December 31, 1997.

The Company periodically evaluates these intangible assets using discounted cash flows to assess recoverability from future operations. An impairment would be recognized as expense if a permanent diminution in value occurred. In the opinion of management, no material diminution in value has occurred during the periods presented in these consolidated financial statements.

RESEARCH AND DEVELOPMENT COSTS: Research and development costs are expensed as incurred. These expenses were $7,237 in 1998, $5,195 in 1997 and $4,475 in 1996.

TRANSLATION OF FOREIGN CURRENCIES: Balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect as of the balance sheet date. The cumulative effects of such adjustments were $4,122 and $3,063 at December 31, 1998 and 1997, respectively, and have been charged to the cumulative foreign currency translation adjustment component of stockholders' investment. Income and expenses are translated at the average exchange rates prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amount of cash equivalents, short-term borrowings and long-term debt approximate fair value.

OTHER: Certain prior year amounts have been reclassified to conform to the current year presentation.

(3) FORMATION OF GENLYTE THOMAS GROUP LLC

On August 30, 1998, Genlyte and Thomas Industries Inc. ("Thomas") completed the combination of the business of Genlyte with the lighting business of Thomas ("Thomas Lighting"), in the form of a limited liability company named Genlyte Thomas Group LLC ("Genlyte Thomas"). Genlyte Thomas manufactures, sells, markets, and distributes consumer, commercial, industrial, and outdoor lighting fixtures and controls. Genlyte contributed substantially all of its assets and liabilities to Genlyte Thomas and received a 68% interest in Genlyte Thomas. Thomas contributed substantially all of its assets and certain related liabilities comprising Thomas Lighting and received a 32% interest in Genlyte Thomas. The percentage interests in Genlyte Thomas issued to Genlyte and Thomas were based on arms-length negotiations between the parties with the assistance of their financial advisers.

For accounting purposes, Genlyte's majority ownership of Genlyte Thomas requires the assets and liabilities contributed by Thomas to Genlyte Thomas to be valued at their fair values in Genlyte Thomas' consolidated financial statements. The fair values attributed to the Thomas assets and liabilities result from management's preliminary determination of purchase accounting adjustments and are based upon available information and certain assumptions that management considers reasonable under the circumstances. Consequently, the amounts reflected in Genlyte Thomas' opening balance sheet are subject to change. The assets contributed by Genlyte to Genlyte Thomas are reflected at their historical cost.

To the extent the actual net working capital contributed by Thomas Lighting exceeded the target net working capital, Genlyte Thomas paid Thomas the difference of approximately $34,000. The target net working capital was determined by a formula that took into consideration Genlyte's adjusted net working capital, Thomas Lighting's net working capital, and Genlyte's net working capital as a percentage of net sales as of August 30, 1998.

Subject to the provisions in the Genlyte Thomas Group LLC Agreement ("the LLC Agreement") regarding mandatory distributions described below, and the requirement of special approval in certain instances, distributions to Genlyte and Thomas ("the Partners"), respectively, will be made at such time and in such amounts as determined by the Genlyte Thomas Management Board and shall be made in cash or other property in proportion to the Partners' respective percentage interests. Notwithstanding anything to the contrary provided in the LLC Agreement, no distribution under the LLC Agreement shall be permitted to the extent prohibited by Delaware law.

The LLC Agreement requires that Genlyte Thomas make the following distributions to the Partners:

(i) a distribution to each Partner, based on its percentage interest, for tax liabilities attributable to its participation as a Partner of Genlyte Thomas based upon the effective tax rate of the Partner having the highest tax rate; and

22.

                                       -----------------------------------------
                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS
                                       -----------------------------------------
                                       Genlyte Group Incorporated & Subsidiaries

(3) FORMATION OF GENLYTE THOMAS GROUP LLC (CONT.)

(ii) subject to the provisions of Delaware law and the terms of the primary Genlyte Thomas credit facility, distributions (exclusive of the tax distributions set forth above) to each of the Partners so that Thomas receives at least an aggregate of $3,000 and Genlyte receives at least an aggregate of $6,375 per fiscal year beginning in fiscal year 1999.

The formation of Genlyte Thomas and the contribution of the net assets of Genlyte and Thomas Lighting to Genlyte Thomas in exchange for Genlyte's and Thomas' respective interests in Genlyte Thomas described above is referred to herein as the "Transaction."

Concurrent with the formation of Genlyte Thomas, Genlyte has recognized a one-time after-tax gain on the Transaction, which represents the excess of the fair market value of Thomas Lighting's contributed net assets over the historical book value of Genlyte's contributed net assets, net of deferred income taxes (as set forth in the table below):

68 percent of the fair value of
   Thomas Lighting                         $       94,547
32 percent of the historical book value of
   Genlyte's net assets contributed to
   Genlyte Thomas                                  37,563
Deferred income taxes                              22,767
                                           --------------
After-tax gain recognized on the formation
   of Genlyte Thomas by Genlyte            $       34,217
                                           ==============

On an unaudited pro forma basis (assuming the Transaction described above had occurred at the beginning of 1998 and 1997), the results would have been:

                                      1998              1997
                                ----------------------------------
Net sales                       $       929,123    $       878,599
Net income                               26,334             19,277
Earnings per share              $          1.92    $          1.43
                                ----------------------------------

The pro forma results do not purport to be indicative of what Genlyte's results of operations would have been had the Transaction in fact been consummated as of the assumed dates and for the periods presented, nor are they indicative of the results of operations for any future period.

(4)  EARNINGS PER SHARE

During the fourth quarter of 1997, Genlyte adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 requires the presentation of basic earnings per share and diluted earnings per share. "Basic earnings per share" represents net income divided by the weighted-average number of common shares outstanding during the period. "Diluted earnings per share" represents net income divided by the weighted-average number of common shares outstanding during the period, adjusted for the incremental dilution of outstanding stock options, and is consistent with Genlyte's historical presentation.

                                           1998            1997           1996
--------------------------------------------------------------------------------
Average common shares outstanding           13,671          13,127       12,859
Incremental common shares issuable:
  Stock option plans                            19             309          196
                                         ---------------------------------------
Average common shares
  outstanding assuming dilution             13,690          13,436       13,055
                                         =======================================

(5)  INCOME TAXES

The components of income before
  income taxes and the provisions
  for income taxes were as follows:

                                            1998           1997         1996
--------------------------------------------------------------------------------
Income before income taxes:
Domestic                                 $  41,867       $  29,771     $ 19,277
Foreign                                      5,081           3,765        3,522
                                         ---------------------------------------
                                         $  46,948       $  33,536     $ 22,799
                                         =======================================
Provision (benefit)
  for income taxes:
Domestic:
  Currently payable                      $  18,457       $  16,427     $ 11,332
  Deferred                                    (329)         (3,411)      (2,857)
Foreign:
  Currently payable                          1,871           1,538        1,475
  Deferred                                     189            (131)        (148)
                                         ---------------------------------------
                                         $  20,188       $  14,423     $  9,802
                                         =======================================

                                                                             23.

-----------------------------------------
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
-----------------------------------------
Genlyte Group Incorporated & Subsidiaries

(5)  INCOME TAXES (CONT.)

Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings amounted to $26,857 at December 31, 1998. These earnings, which reflected full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that may be payable upon remittance of such earnings.

The provision for income taxes includes a deferred component that arose from the recording of certain items in different periods for financial reporting and income tax purposes. The sources of the domestic differences and the related tax effect were as follows:

                                              1998          1997         1996
--------------------------------------------------------------------------------
Depreciation                                $    439     $  (1,308)   $  (1,083)
Inventory valuation                              (82)       (1,779)         410
Pension accruals                                  79          (293)        (118)
Bad debt reserve                              (1,021)          622       (1,259)
Other accruals/reserves                          237        (1,046)        (850)
Intangible asset amortization                     19           393           43
                                            ------------------------------------
Total domestic deferred tax benefit         $   (329)    $  (3,411)   $  (2,857)

In 1998, 1997 and 1996, Genlyte's effective tax rate was 43% of income before income taxes. An analysis of the differences between the actual provision for income taxes and the provision at the U.S. Federal statutory tax rate follows:

                                              1998          1997         1996
--------------------------------------------------------------------------------
Statutory federal rate                      $ 16,432     $  11,738    $   7,979
State & local taxes,
  net of federal tax benefits                  2,168         1,760        1,334
Other, net                                     1,588           925          489
                                            ------------------------------------
Total provision for income taxes            $ 20,188     $  14,423    $   9,802
                                            ====================================

(6)  LONG-TERM DEBT

Long-term debt at December 31 consisted of the following:

                                                            1998         1997
--------------------------------------------------------------------------------
Revolving credit notes                                   $  28,000    $  22,000
Industrial revenue bonds                                    10,500       10,500
Loan payable to Thomas                                      22,287            -
Other                                                          267          343
                                                         -----------------------
                                                         $  61,054    $  32,843
Less: current maturities                                       202           58
                                                         -----------------------
Total                                                    $  60,852    $  32,785
                                                         =======================

Genlyte Thomas entered into a $125,000 revolving credit agreement (the "Facility") with various banks in August 1998 that matures in 2003. Under the most restrictive borrowing covenant, which is the fixed charge coverage ratio, Genlyte Thomas is allowed $29,000 in fixed charges. Genlyte Thomas could incur approximately $25,000 in additional fixed charges. Total borrowings under the Facility as of December 31, 1998 were $28,000. Outstanding borrowings bear interest at the option of the borrower, based on the bank's base rate or the LIBOR rate plus a spread determined by the Facility. The borrowings have been classified as long-term because of Genlyte Thomas' intention to refinance these obligations on a long-term basis through its revolving credit agreement. In addition, Genlyte Thomas has outstanding approximately $19,000 of letters of credit, which reduce the amount available to borrow under the Facility.

The amount outstanding under the Facility is secured by liens on domestic accounts receivable, inventories, and machinery and equipment, as well as the investments in certain subsidiaries of Genlyte Thomas. The value of assets subject to lien at December 31, 1998 was $297,284.

24.

                                       -----------------------------------------
                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS
                                       -----------------------------------------
                                       Genlyte Group Incorporated & Subsidiaries

(6)  LONG-TERM DEBT (CONT.)

Genlyte Thomas has $10,500 of variable rate demand Industrial Revenue Bonds that mature during 2009 to 2010. The average borrowing rate on these bonds was 3.5% in 1998 and 4.0% in 1997. These bonds are backed by the letters of credit mentioned above.

The loan payable to Thomas accrues interest quarterly based on the 90 day LIBOR rate plus a spread as determined by the Facility. This loan can be prepaid in whole or in part without penalty, ultimately maturing in 2003.

The annual maturities of long-term debt are summarized as follows:

Year ending December 31
---------------------------------------------------
1999                                    $       202
2000                                             65
2001                                              -
2002                                              -
2003                                         50,287
Thereafter                                   10,500
                                        -----------
Total long-term debt                    $    61,054
                                        ===========

(7)  STOCK OPTIONS

The Genlyte 1998 Stock Option Plan (the "Plan") was established for the benefit of key employees and directors of Genlyte and its affiliates. The Plan replaced the 1988 stock option plan, options under which are currently outstanding. The Plan provides that an aggregate of 2,000,000 shares of Genlyte common stock may be granted as nonqualified stock options, provided that no options may be granted if the number of shares of Genlyte common stock that may be issued upon the exercise of outstanding options would exceed the lesser of 1,700,000 shares of Genlyte common stock or 10% of the issued and outstanding shares of Genlyte common stock.

The option exercise prices are established by the Board of Directors of Genlyte and cannot be less than the higher of the book value or the fair market value of a share of common stock on the date of the grant. Options became exercisable at the rate of 50% per year commencing two years after the date of the grant.

Transactions under the 1998 and 1988 Stock Option Plans are summarized below:

                                                      Option or Exercise
                                                       Price per Share
                                                 -------------------------------
                                                                    Weighted
                                   Shares        Low      High       Average
--------------------------------------------------------------------------------
Outstanding December 31, 1995    1,078,715       4.53      7.63        5.58
  Granted                          211,750       7.50     10.25        8.44
  Exercised                       (208,741)      4.53      7.00        4.80
  Canceled                         (59,751)      4.53      8.00        5.48
Outstanding December 31, 1996    1,021,973       4.53     10.25        6.33
  Granted                          179,000      11.50     18.00       16.71
  Exercised                       (396,031)      4.53      7.63        5.07
  Canceled                         (93,992)      4.53     14.50        6.54
Outstanding December 31, 1997      710,950       4.56     18.00        9.63
  Granted                          235,960      16.25     25.75       20.03
  Exercised                       (146,950)      4.56     10.25        6.27
  Canceled                         (44,625)      4.75     21.98       13.54
OUTSTANDING DECEMBER 31, 1998      755,335       4.56     25.75       13.30
Exercisable at End of Year
  December 31, 1996                247,631       4.53      6.25        4.93
  December 31, 1997                203,450       4.56      7.63        6.31
  DECEMBER 31, 1998                369,125       4.75     10.25        7.72

                                                                             25.

-----------------------------------------
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
-----------------------------------------
Genlyte Group Incorporated & Subsidiaries

(7)  STOCK OPTIONS (CONT.)

The weighted average fair values of options granted in 1998, 1997 and 1996 were $10.05, $7.42 and $4.12, respectively. The options outstanding at December 31, 1998 have a weighted average remaining contractual life of 3.9 years.

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:


                                1998     1997      1996
--------------------------------------------------------
Risk free interest rate         4.74%    5.89%    6.34%
Expected life, in years          5.9      5.0      5.0
Expected volatility             45.6     45.8     45.8
Expected dividends                 -        -        -

The Black-Scholes pricing model was developed for use in estimating the fair value of non-traded options that have a seven- year vesting restriction. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because Genlyte's stock options have characteristics different from those of traded options, and changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measurement of the fair value of Genlyte's stock options.

The Company accounts for this plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company's net income and earnings per share would have been reduced to the pro forma amounts below.

Because the method of accounting in SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                                                 1998        1997        1996
--------------------------------------------------------------------------------
Net income                      As reported   $   26,760  $   19,113  $  12,997
                                Pro forma     $   25,431  $   18,610  $  12,658

Earnings per share - basic      As reported   $     1.96  $     1.46  $    1.01
                                Pro forma     $     1.86  $     1.42  $    0.98

Earnings per share - diluted    As reported   $     1.95  $     1.42  $    1.00
                                Pro forma     $     1.86  $     1.38  $    0.97

(8)  PREFERRED STOCK PURCHASE RIGHTS

In August 1989, Genlyte declared a dividend of one preferred stock purchase right on each share of Genlyte's common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth share of a new series of junior participating cumulative preferred stock at an exercise price of $75.00 per share. The right may only be exercised within ten (10) business days after a person or group of persons (the "Holder") acquires, or commences a tender offer to acquire, 20% or more of Genlyte's outstanding common stock, or upon declaration by the Board of Directors. Upon the acquisition by the Holder of 20% or more of Genlyte's outstanding common stock, each right would represent the right to purchase, for $75.00, shares of Genlyte's common stock with a market value of $150.00. The rights may be redeemed by Genlyte at a price of $.01 per right and can be amended by Genlyte's Directors during the 10 day period prior to the exercise date. These rights expire on September 18,1999.

The preferred stock purchased upon exercise of the rights will be entitled to a minimum annual preferential dividend of $1.00 and a minimum liquidation payment of $1.00 per one-hundredth share of preferred stock. If Genlyte were to enter into certain business combination or disposition transactions with the Holder, each right would also be entitled to purchase, for $75.00, shares of the Holder's common stock with a market value of $150.00.

26.

                                       -----------------------------------------
                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS
                                       -----------------------------------------
                                       Genlyte Group Incorporated & Subsidiaries

(9)  Retirement Plans

The Company has eight defined benefit plans (excluding four such plans at a Canadian subsidiary), which cover the majority of its employees. Benefits under the plans are calculated on years of service; additionally, benefits for salaried employees are based on a formula including an average salary calculation, while benefits for union employees are based on fixed amounts for each year of service. Genlyte Thomas uses September 30 as the measurement date for the retirement plan disclosure of the five former Genlyte plans and December 31 for the three former Thomas plans. The Company also has other defined contribution plans, including those covering certain former Genlyte and Thomas employees. The 1998 contributions for such plans were determined as provided by the Capitalization Agreement dated April 28, 1998.

The Company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act. The plans' assets consist primarily of stocks and bonds. Pension costs for all Company defined benefit plans are actuarially computed.

The amounts included in the accompanying consolidated balance sheets based on the funded status of the five defined benefit plans at September 30, 1998 and 1997 follow:

                                                         Retirement Benefits
                                                        1998            1997
--------------------------------------------------------------------------------

CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at October 1, 1997              $   52,519       $  46,661
Service cost                                             1,652           1,483
Interest cost                                            3,809           3,633
Benefits paid                                           (3,032)         (3,027)
Plan amendments                                            260             504
Other-primarily actuarial loss                           4,461           3,265
                                                    ----------------------------
Benefit obligations at September 30, 1998           $   59,669       $  52,519
                                                    ============================
CHANGE IN PLAN ASSETS
Plan assets at fair value at October 1, 1997        $   49,457       $  40,622
Actual return (loss) on plan assets                     (3,748)          9,646
Employer contributions                                   2,414           2,216
Benefits paid                                           (3,032)         (3,027)
                                                    ----------------------------
Plan assets at fair value at September 30, 1998     $   45,091       $  49,457
                                                    ============================
FUNDED STATUS OF THE PLANS
Plan assets (less than) benefit obligations         $  (14,578)      $  (3,062)
Unrecognized transition obligation at adoption             381             559
Unrecognized actuarial (gain) loss                         332         (11,067)
Unrecognized prior service cost                          2,320           2,343
                                                    ----------------------------
Accrued pension liability                           $  (11,545)      $ (11,227)
                                                    ============================
BALANCE SHEET ASSETS (LIABILITIES)
Accrued benefit liability                           $  (14,895)      $ (11,227)
Intangible asset                                         1,840               -
Accumulated other comprehensive income                   1,510               -
                                                    ----------------------------
Net liability recognized                            $  (11,545)      $ (11,227)
                                                    ============================


                                                          1998           1997
--------------------------------------------------------------------------------
ASSUMPTIONS AS OF SEPTEMBER 30, 1998
Discount rate                                             6.75%          7.50%
Rate of compensation increase                             5.00%          5.00%
Expected return on plan assets                            8.50%          8.50%

                                         1998           1997             1996
--------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COSTS
Service cost                          $   1,652      $   1,483       $   1,278
Interest cost                             3,809          3,633           3,358
Expected return on plan assets           (3,196)        (2,895)         (3,991)
Amortization of prior service cost          287            269               -
Recognized actuarial loss                   191            178           1,771
                                      ------------------------------------------
Net pension expense of defined
  benefit plan                        $   2,743      $   2,668       $   2,416
                                      ------------------------------------------
Multi-employer plans for certain
  union employees                           136            211             344
                                      ------------------------------------------
Total benefit costs                   $   2,879      $   2,879       $   2,760
                                      ==========================================

                                                                             27.

------------------------------------------
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
------------------------------------------
Genlyte Group Incorporated & Subsidiaries

(9)  RETIREMENT PLANS (CONT.)

A summary of the plans in which benefit obligations and accumulated benefit obligations exceed fair value of assets follows:

                                               1998                   1997
---------------------------------------------------------------------------
Benefit obligation                          $  59,669              $ 11,891
Accumulated benefit obligation              $  52,010              $ 11,754
Plan assets at fair value                   $  45,091              $  7,387

The Company provides post-retirement medical and life insurance benefits for certain former Thomas retirees and employees, and accrues the cost of such benefits during the service lives of such employees. A one-percentage-point change in the assumed healthcare cost trend rate would have approximately a $300 effect on the post-retirement benefit obligation and an insignificant effect on the post-retirement benefit expense.

The amounts included in the accompanying consolidated balance sheets for the three defined benefit plans and post-retirement benefit plans assumed from Thomas by Genlyte Thomas and based on the funded status at December 31, 1998 follow:

                                                   Retirement    Post-Retirement
                                                    Benefits          Benefits
                                                      1998              1998
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at January 1, 1998              $       -         $      -
Service cost                                              137                8
Interest cost                                             472               83
Benefits paid                                            (404)            (166)
Obligations assumed by Genlyte Thomas                  21,223            3,638
Other-primarily actuarial loss                              -               94
                                                     ---------------------------
Benefit obligations at December 31, 1998             $ 21,428         $  3,657
                                                     ===========================

CHANGE IN PLAN ASSETS
Plan assets at fair value at January 1, 1998         $      -         $      -
Actual return on plan assets                            3,967                -
Employer contributions                                     45              166
Benefits paid                                            (404)            (166)
Assets assumed by Genlyte Thomas                       20,203                -
                                                     ---------------------------
Plan assets at fair value at December 31, 1998       $ 23,811         $      -
                                                     ===========================

FUNDED STATUS OF THE PLANS
Plan assets in excess of (less than)
  benefit obligations                                $  2,383         $ (3,657)
Unrecognized net obligation at adoption                   106            3,008
Unrecognized actuarial (gain)                          (1,475)            (973)
Unrecognized prior service cost                         1,697                -
                                                     ---------------------------
Prepaid pension asset (post-retirement liability)    $  2,711         $ (1,622)
                                                     ===========================

BALANCE SHEET ASSETS (LIABILITIES)
Prepaid benefit costs                                $  1,603         $      -
Accrued benefit liabilities                               (13)          (1,622)
Intangible assets                                       1,121                -
                                                     ---------------------------
Net asset (liability) recognized                     $  2,711         $ (1,622)
                                                     ===========================

ASSUMPTIONS AS OF DECEMBER 31,1998
Discount rate                                            6.75%            6.75%
Expected return on plan assets                           9.00%               -
Initial health care cost trend rate                         -             8.00%
Ultimate health care cost trend rate                        -             4.50%
Year ultimate trend rate is achieved                        -             2006

28.

                                       -----------------------------------------
                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS
                                       -----------------------------------------
                                       Genlyte Group Incorporated & Subsidiaries

(9) RETIREMENT PLANS (CONT.)
                                                                        Post-
                                                    Retirement        Retirement
                                                     Benefits          Benefits
                                                       1998              1998
--------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COSTS
Service cost                                          $ 137           $     8
Interest cost                                           472                83
Expected return on plan assets                         (604)                -
Amortization of transition amount                        18                 -
Amortization of prior service cost                       58                 -
Recognized actuarial loss                                11                69
                                                      --------------------------
Net pension expense of defined benefit plan              92           $   160
                                                                      ==========
Defined  contribution plans                             720
Multi-employer plans for certain union employees         71
                                                      -----
Total benefit costs                                   $ 883
                                                      =====

The Company also maintains four defined benefit plans covering substantially all the employees of a Canadian subsidiary. The amounts included in the accompanying consolidated balance sheets, based on the funded status of these plans at December 31, 1998, and 1997 follow:

                                                          Retirement Benefits
                                                           1998         1997
-------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at January 1, 1998                  $   3,750     $  3,559
Service cost                                                  211          142
Interest cost                                                 295          300
Benefit payments                                             (258)        (293)
Plan amendment                                                  -           73
Other-primarily actuarial (gain) loss                         564          (31)
                                                        ------------------------
Benefit obligations at December 31, 1998                $   4,562     $  3,750
                                                        ========================
CHANGE IN PLAN ASSETS
Plan assets at fair value at January 1, 1998            $   4,737     $  4,219
Actual return on plan assets                                  338          751
Employer contributions                                        178          180
Member contributions                                          135          120
Benefits paid                                                (258)        (293)
Other                                                        (100)        (240)
                                                        ------------------------
Plan assets at fair value at December 31, 1998          $   5,030     $  4,737
                                                        ========================
FUNDED STATUS OF THE PLAN
Plan assets in excess of benefit obligations            $     468     $    987
Unrecognized actuarial (gain) loss                            (54)        (390)
Unrecognized transition obligation                            (36)         (40)
Unrecognized prior service cost                               (78)         (84)
                                                        ------------------------
Prepaid pension asset at December 31, 1998              $     300     $    473
                                                        ========================
ASSUMPTIONS AS OF DECEMBER 31, 1998
Discount rate                                                 6.5%         8.0%
Rate of compensation increase                                 4.0%         5.0%
Expected return on plan assets                                6.5%         8.0%

                                              1998        1997          1996
-------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COSTS
Service cost                               $     211    $     142     $    145
Interest cost                                    295          300          264
Expected return on plan assets                  (315)        (368)        (312)
Amortization of transition amounts                (5)          (6)          (4)
Amortization of prior service cost                 5            5            1
Recognized actuarial (gain) loss                   2           (1)           -
                                           -------------------------------------
Net benefit costs                          $     193    $      72     $     94
                                           =====================================

                                                                             29.

-----------------------------------------
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
-----------------------------------------
Genlyte Group Incorporated & Subsidiaries

(10)  ACCRUED EXPENSES

Accrued expenses at December 31 consisted of the following:

                                                 1998              1997
                                            --------------------------------
Salaries, wages, and withholdings           $      13,698      $     9,933
Employee benefits                                  16,503            9,290
Advertising and sales promotion                     8,168            6,103
Income and other taxes payable                      6,075            2,720
Other accrued expenses                             16,986           14,676
                                            --------------------------------
Total accrued expenses                      $      61,430      $    42,712
                                            ================================

(11)  LEASE COMMITMENTS

The Company rents office space, equipment and computers under non-cancelable operating leases. Rental expense during 1998, 1997 and 1996 amounted to $4,229, $2,903 and $2,446, respectively. Future required minimum rental payments as of December 31, 1998 were as follows:

1999                         $       5,330
2000                                 3,788
2001                                 2,935
2002                                 1,131
2003                                   969
Thereafter                           1,941
                             --------------
Total                        $      16,094
                             ==============
(12)  CONTINGENCIES

Genlyte has been named as one of a number of corporate and individual defendants in an adversary proceeding filed on June 8, 1995, arising out of the Chapter 11 bankruptcy filing of Keene Corporation ("Keene"). Except for the last count, as discussed below, the claims and causes of action set forth in the June 8, 1995 complaint (the "complaint") are substantially the same as were brought against Genlyte in the U.S. District Court in New York in August 1993, (which original proceeding was permanently enjoined as a result of Keene's reorganization plan). The complaint is being prosecuted by the Creditors Trust created for the benefit of Keene's creditors (the "Trust"), seeking from the defendants, collectively, damages in excess of $700 million, rescission of certain asset sale and stock transactions, and other relief. With respect to Genlyte, the complaint principally maintains that certain lighting assets of Keene were sold to a predecessor of Genlyte in 1984 at less than fair value, while both Keene and Genlyte were wholly-owned subsidiaries of Bairnco Corporation ("Bairnco"). The complaint also challenges Bairnco's spin-off of Genlyte in August 1988. Other allegations are that Genlyte, as well as other corporate defendants, are liable as corporate successors to Keene. The complaint fails to specify the amount of damages sought against Genlyte. The complaint also alleges a violation of the Racketeer Influenced and Corrupt Organizations Act ("RICO").

Following confirmation of the Keene reorganization plan, the parties moved to withdraw the case from bankruptcy court to the Southern District of New York Federal District Court. The case is now pending before the Federal District Court. On October 13, 1998, the Court issued an opinion dismissing certain counts as to Genlyte and certain other corporate defendants. In particular, the Court dismissed the count of the complaint against Genlyte which alleged that the 1988 spin-off was a fraudulent transaction, and the count alleging a violation of RICO. The Court also denied a motion to dismiss the challenge to the 1984 transaction on statute of limitations grounds and ruled that the complaint should not be dismissed for failure to specifically plead fraud. See note 16 for discussion of events relative to this matter which occurred subsequent to December 31, 1998.

Genlyte believes that it has meritorious defenses to the adversary proceeding and will defend said action vigorously.

Additionally, the Company is a defendant and/or potentially responsible party, with other companies, in actions and proceedings under state and Federal environmental laws including the Federal Comprehensive Environmental Response Compensation and Liability Act, as amended ("Superfund"). Management does not believe that the disposition of the lawsuits and/or proceedings will have a material effect on the Company's financial condition, results of operations, or liquidity.

In the normal course of business, the Company is a party to legal proceedings and claims. When costs can be reasonably estimated, appropriate liabilities for such matters are recorded. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial condition, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

30.

                                       -----------------------------------------
                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS
                                       -----------------------------------------
                                       Genlyte Group Incorporated & Subsidiaries


(13) SEGMENT REPORTING

During the fourth quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's reportable operating segments include the Commercial Segment, the Residential Segment, and the Industrial and Other Segment. Intersegment sales are eliminated in consolidation and therefore not presented in the table below.

OPERATING SEGMENTS:
                                                        Industrial
1998                          Commercial   Residential   and Other       Total
--------------------------------------------------------------------------------
Net sales                     $  495,249   $  96,967    $  71,879    $  664,095
Operating profit                  47,268       4,979        7,043        59,290
Assets                           374,070      73,241       54,291       501,602
Depreciation and amortization     11,235       2,200        1,631        15,066
Expenditures for property         13,003       2,546        1,887        17,436

                                                        Industrial
1997                          Commercial   Residential   and Other       Total
--------------------------------------------------------------------------------
Net sales                     $  373,123   $  68,088    $  46,750    $  487,961
Operating profit                  30,602       2,839        4,180        37,621
Assets                           194,244      35,446       24,338       254,028
Depreciation and amortization      9,295       1,696        1,165        12,156
Expenditures for property          8,868       1,618        1,111        11,597

                                                        Industrial
1996                          Commercial   Residential   and Other       Total
--------------------------------------------------------------------------------
Net sales                     $  348,365   $  65,044    $  43,451    $  456,860
Operating profit                  24,403         813        3,232        28,448
Assets                           181,567      33,901       22,647       238,115
Depreciation and amortization     11,094       2,072        1,384        14,550
Expenditures for property          7,934       1,481          990        10,405

(14)  GEOGRAPHICAL INFORMATION

The Company has operations throughout North America. Information about the Company's operations by geographical area for the years ended December 31, 1998, 1997 and 1996 follows. Foreign balances represent primarily Canada and some Mexico.

                                             United
1998                                         States       Foreign       Total
--------------------------------------------------------------------------------

Net sales                                 $  578,308    $  85,787    $  664,095
Operating profit                              52,807        6,483        59,290
Assets                                       441,305       60,297       501,602
Depreciation and amortization                 12,613        2,453        15,066
Expenditures for property                     11,088        6,348        17,436

                                             United
1997                                         States       Foreign       Total
--------------------------------------------------------------------------------

Net sales                                 $  423,185    $  64,776    $  487,961
Operating profit                              33,837        3,784        37,621
Assets                                       224,969       29,059       254,028
Depreciation and amortization                 10,254        1,902        12,156
Expenditures for property                      9,717        1,880        11,597

                                             United
1996                                         States       Foreign       Total
--------------------------------------------------------------------------------

Net sales                                 $  396,444    $  60,416    $  456,860
Operating profit                              25,139        3,309        28,448
Assets                                       206,829       31,286       238,115
Depreciation and amortization                 12,555        1,995        14,550
Expenditures for property                      8,539        1,866        10,405

                                                                             31.

-----------------------------------------
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
-----------------------------------------
Genlyte Group Incorporated & Subsidiaries

(15) Quarterly Results of Operations (Unaudited)

Amounts in thousands,
except per share data
                                                Quarter
1998                       1st         2nd        3rd         4th     Full Year
--------------------------------------------------------------------------------
Net sales                $ 130,124  $ 130,327  $ 174,178   $ 229,466  $ 664,095
Operating profit            11,625     12,339     16,330      18,996     59,290
Net income                   6,146      6,475      6,900       7,239     26,760
Earnings per share:
  Basic                       0.46       0.47       0.50        0.53       1.96
  Diluted                     0.45       0.47       0.50        0.53       1.95
Market price:
  High                          20         28 3/8     27 7/8      20 3/4  28 3/8
  Low                           15 3/4     19 3/4     17          16      15 3/4


                                                Quarter
1997                       1st         2nd        3rd         4th     Full Year
--------------------------------------------------------------------------------
Net sales                $ 113,298  $ 120,700  $ 123,981   $ 129,982  $ 487,961
Operating profit             7,104      9,386      9,718      11,413     37,621
Net income                   3,494      4,689      4,927       6,003     19,113
Earnings per share:
  Basic                       0.27       0.36       0.38        0.45       1.46
  Diluted                     0.26       0.35       0.37        0.44       1.42
Market price:
  High                       14 1/4      14 1/8     19 5/8      21 3/8    21 3/8
  Low                         9 7/8      10 1/8     12 5/8      15 1/2     9 7/8

(16)  SUBSEQUENT EVENT

With respect to the Keene litigation discussed in Note 12, on January 5 and 6, 1999, the Court rendered additional rulings further restricting the claims by the Trust against Genlyte and other corporate defendants, and dismissing the claims against all remaining individual defendants except one. The primary effect of the rulings with respect to claims against Genlyte was to require the Trust to prove that the 1984 sale of certain lighting assets of Keene was made with actual intent to defraud present and future creditors of Genlyte's predecessor.

Discovery, which was stayed since commencement of the action, has now been authorized by the Court to begin. Genlyte has filed its answer to the complaint and is in the process of responding to and requesting discovery.

-----------------------------------------
STOCKHOLDER
INFORMATION
-----------------------------------------
Genlyte Group Incorporated & Subsidiaries

CORPORATE OFFICES
4360 Brownsboro Road, Suite 300,
P.O. Box 35120, Louisville, KY 40232

INVESTOR RELATIONS
Information and Form 10-K Please call or write the Investor Relations Department at (502) 893-4640

STOCK LISTING
Genlyte  common stock is traded on the NASDAQ
National Market System under the symbol GLYT

TRANSFER AGENT
Bank of New York, 101 Barclay Street, New York, NY 10286
(800) 524-4458
e-mail: Shareowner-svcs@bankofny.com

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP, 2300 Meidinger Tower
Louisville, KY 40202

ANNUAL MEETING
The Annual Stockholders' Meeting will be held at 10:00a.m. eastern time on Wednesday, April 21, 1999, at the Camberley Brown Hotel, 4th and Broadway, Louisville, KY 40202.

WEB SITE
www.genlyte.com

32.

------------------
BOARD OF DIRECTORS
------------------

[PHOTO OMITTED]
AVRUM I. DRAZIN
Chairman

[PHOTO OMITTED]
FRANK METZGER
Director

[PHOTO OMITTED]
DAVID M. ENGELMAN
Director

[PHOTO OMITTED]
LARRY K. POWERS
President & Chief Executive Officer

[PHOTO OMITTED]
FRED HELLER
Director & Chairman Emeritus

THE MANAGEMENT OF GENLYTE WOULD LIKE TO PAY TRIBUTE TO:

[PHOTO OMITTED]
GLENN W. BAILEY
Upon Mr. Bailey's retirement from the Board of Directors, words can not express the contributions that he has made to this Company. He served as the first Chairman of the Board and was instrumental in the founding of the Company. Quite literally, the success of Genlyte is directly attributable to Glenn's intuitiveness, integrity and persistence. Without his strategic vision and his exceptional management skills, this Company would not exist as we now know it.

[PHOTO OMITTED]
ROBERT B. CADWALLADER
Mr. Cadwallader, who has served on Genlyte's Board since its inception, is also retiring as a member. Bobby's influence has made a tremendous impact on the Company. His valuable counsel and business acumen will be missed, and we want to thank him for his valuable contributions to Genlyte.

[PHOTO OMITTED]
DONNA R. RATLIFF
Ms. Ratliff has been a key member of the Genlyte management team for many years, having served as Senior Vice President, Vice President of Administration and Corporate Secretary, as well as a member of the Executive Committee. With much regret, Donna elected not to make the move to the new Genlyte headquarters in Louisville. That regret is shared even more deeply on Genlyte's part. Having worked her way up through the Company, Donna quickly became one of Genlyte's most valuable assets. Her wisdom, drive and dedication will be missed by all who have worked with her.

-------------------
EXECUTIVE COMMITTEE
-------------------

[PHOTO OMITTED]
Left to right (seated): Charles M. Havers, Supply Division; Dennis W. Musselman, Hadco/Bronzelite; Larry K. Powers(o), President and Chief Executive Officer; Richard J. Crossland, Executive Vice President, Chief Operating Officer; Ronald
D. Schneider, Vice President, Operations. (Standing, l. to r.): George V. Preston, Day-Brite; Rene Marineau, Canlyte; William G. Ferko(o), Vice President, Chief Financial Officer and Treasurer; Jean Francois Simard, Lumec; Zia Eftekhar, Lightolier; Kevin J. Bonawitz, Thomas Lighting; Barry P. Thomson, Thomas Lighting, Canada; Bill Gendron, Gardco Emco McPhilben; Henry M. Glover, Wide-Lite; Daniel R. Fuller(o), General Counsel; Raymond L. Zaccagnini(o), Vice President, Administration and Corporate Secretary; Steven R. Carson, Controls; Jon Sayah, Forecast; Andy Ashley, Capri Omega.

(o) Also an officer of the Company

                                    GENLYTE
                                VISIT US ONLINE@
                             HTTP://WWW.GENLYTE.COM
                        4360 Brownsboro Road, Suite 300,
                      P.O. Box 35120, Louisville, KY 40232