Form 10-K, Exhibit 13
period 1999-12-31
GENLYTE GROUP INC
filed 2000-03-24
CIK 833076

SELECTED FINANCIAL DATA
GENLYTE GROUP INCORPORATED AND SUBSIDIARIES

Amounts in thousands, except per share data

                                            1999        1998        1997        1996        1995
--------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                 $978,302     664,095     487,961     456,860     445,660
Gross profit                              $329,676     230,653     169,405     154,722     138,120
Operating profit                          $ 86,861      59,290      37,621      28,448      21,955
Interest expense, net                     $  4,584       3,857       4,085       5,649       7,986
Minority interest                         $ 25,268       8,485          --          --          --
Income before income taxes                $ 57,009      46,948      33,536      22,799      13,969
Income tax provision                      $ 24,228      20,188      14,423       9,802       6,060
Net income                                $ 32,781      26,760      19,113      12,997       7,909
Return on:
       Net sales                               3.4%        4.0%        3.9%        2.8%        1.8%
       Average stockholders' investment       17.8%       19.8%       20.4%       16.9%       12.1%
       Average capital employed               13.5%       14.6%       14.6%        9.9%        5.5%
                                          --------     -------    --------     -------     -------
YEAR-END POSITION
Working capital                           $175,702     180,032      81,961      71,366      75,719
Plant and equipment, net                  $104,989     105,679      59,618      60,380      64,149
Total assets                              $575,710     493,501     254,028     238,115     231,034
Capital employed:
       Total debt                         $ 55,611      62,986      32,785      41,847      67,132
       Stockholders' investment           $202,542     166,232     103,729      83,783      69,900
                                          --------     -------    --------     -------     -------
        Total capital employed            $258,153     229,218     136,514     125,630     137,032
                                          --------     -------    --------     -------     -------
PER SHARE DATA
Net income:
        Basic                             $   2.37        1.96        1.46        1.01        0.62
        Diluted                           $   2.37        1.95        1.42        1.00        0.62
Stockholders' investment per average
        share outstanding                 $  14.63       12.14        7.72        6.42        5.46
Market range:
        High                              $     26      28 3/8      21 3/8          14           8
        Low                               $     16      15 3/4       9 7/8           6           4
                                          --------     -------    --------     -------     -------

OTHER DATA
Orders on hand                            $102,080      90,474      54,206      42,247      51,093
Depreciation and amortization             $ 23,835      15,066      12,156      14,550      15,657
Capital expenditures, net                 $ 20,514      17,436      11,597      10,405      10,232
Average shares outstanding(*)               13,849      13,690      13,436      13,055      12,804
Current ratio                                  2.0         2.3         1.9         1.8         2.0
Interest coverage ratio                       13.4        13.2         9.2         5.0         2.7
Debt to total capital employed                21.5%       27.5%       24.0%       33.3%       49.0%
Number of stockholders                       1,329       1,459       1,567       1,705       1,865
Average number of employees                  5,343       3,671       2,767       2,581       2,657
Average sales per employee                $    183         181         176         177         168
                                          --------     -------    --------     -------     -------

(*) including incremental common shares issuable under stock option plans

MANAGEMENT'S DISCUSSION AND ANALYSIS
Genlyte Group Incorporated And Subsidiaries

Note: Throughout this discussion the term "Company" as used herein refers to The Genlyte Group Incorporated, including the consolidated results of The Genlyte Group Incorporated and Genlyte Thomas Group LLC.

RESULTS OF OPERATIONS

Net sales for 1999 were $978.3 million, increasing by $314.2 million, or 47.3% from 1998. Net sales for 1998 were 36.1% higher than 1997. The 1999 results include the operations of Fibre Light U.S. LLC ("Fibre Light"), subsequent to its formation on May 10, 1999, and Ledalite Architectural Products, Inc. ("Ledalite"), subsequent to its acquisition on June 30, 1999. The 1998 results include the operations of Genlyte Thomas Group LLC ("Genlyte Thomas") subsequent to its formation on August 30, 1998. Genlyte holds a 68% interest in Genlyte Thomas and accounts for it on a fully consolidated basis. The remaining 32% interest in Genlyte Thomas is held by Thomas Industries Inc. ("Thomas"). Total net sales on a comparative, unaudited basis for all current Genlyte businesses (including for the periods prior to the actual formation of Genlyte Thomas) were approximately 4.1% higher in 1999 over 1998, which were approximately 6.2% higher than the comparable 1997. The Company primarily serves the commercial, residential and industrial lighting markets, the strength of which over the past two years contributed substantially to the sales growth in both years. New products introduced during both years have also contributed to sales growth.

Gross profit of the Company increased to $329.7 million in 1999 from $230.7 million in 1998, a 42.9% increase following a $61.2 million or 36.2% growth in gross profit from 1997 to 1998. Cost of sales increased to 66.3% of sales in 1999 from 65.3% in both 1998 and 1997. This is due to the higher mix of commodity fluorescent lighting fixtures in 1999 from Genlyte Thomas sales compared to the former Genlyte divisions for the first eight months of 1998. This impact is being offset partially by the elimination of excess capacity with the closing of a manufacturing facility in mid 1999.

Selling and administrative expenses as a percent of sales decreased to 24.8% in 1999 from 25.8% in 1998 and 27.0% in 1997. The continued reduction in selling and administrative expense as a percent of sales is a result of maintaining existing levels of fixed costs to support increased sales, and facility closings which reduced certain variable costs as well as fixed selling and administrative expenses. These reductions were partially offset by increased research and development spending to support new product introductions.

Net interest expense amounted to $4.6 million in 1999, an increase over 1998 of $0.7 million, after a decrease of $0.2 million from 1997. Net interest expense was higher in 1999 due to the additional debt and related interest expense from the Fibre Light and Ledalite acquisitions. The decrease in 1998 was due to a reduction in interest rates from 1997 as well as a reduction in average net borrowings for the year.

At December 31, 1999, a hypothetical 1% increase in interest rates would result in a reduction of approximately $560 in pre-tax income. The estimated reduction is based upon no change in the volume or composition of debt at December 31, 1999.

Minority interest represents the 32% share of Thomas in Genlyte Thomas.

The effective rate of income tax expense was approximately 42.5% in 1999, down from the 43% rate for 1998 and 1997.

FINANCIAL CONDITION
LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows from operations continue to provide adequate capital to meet operating and capital expenditures. A condensed consolidated statement of cash flows follows:

                                          For the years ended December 31,
                                         ---------------------------------
(Amounts in thousands)                     1999        1998        1997
                                         ---------------------------------
EBITDA*                                  $ 85,428    $ 65,871    $ 49,777
Interest expense, net                      (4,584)     (3,857)     (4,085)
Taxes on income                           (24,228)    (20,188)    (14,423)
Working capital, other                     14,906       4,873     (12,684)
                                         --------    --------    --------
Cash provided by operating activities      71,522      46,699      18,585
Cash used in investing activities, net    (51,448)    (15,555)    (11,597)
Cash used in financing activities, net     (5,969)    (24,243)     (8,229)
                                         --------    --------    --------
Increase (decrease) in cash              $ 14,105    $  6,901    $ (1,241)
                                         ========    ========    ========

*Earnings before interest, taxes, depreciation, and amortization

Cash provided by operating activities increased $24.8 million and $28.1 million in fiscal 1999 and 1998, respectively, reflecting higher net income and increases in accounts payable and accrued expenses.

The Company had working capital of $175.7 million at December 31, 1999, a reduction of $4.3 million from the $180.0 million at December 31, 1998.

The Company's ratio of total debt to total capitalization was 21.5, 27.5 and
24.0 percent at December 31, 1999, 1998 and 1997 respectively, with total capitalization defined as total debt plus total stockholders' investment. The decrease during 1999 was due to the significant increase in cash provided by operating activities, used in part to reduce outstanding debt, following an increase in debt during 1998 incurred with the Genlyte Thomas formation.

Genlyte Thomas has a $150 million revolving credit agreement with various banks, increasing it $25 million during 1999. At December 31, 1999, Genlyte Thomas had zero outstanding borrowings and $39.4 million in outstanding letters of credit under this agreement.

YEAR 2000 ISSUE

The Company developed and executed plans to prepare its information technology systems and non-information technology systems with embedded technology for the year 2000 conversion. The company experienced no significant disruptions as a result of the date change to January 1, 2000, and is not currently aware of any significant adverse impact affecting its major vendors or customers. The cost for the year 2000 project was approximately $3.0 million, which was incurred from 1996 through 1999. While there is no assurance that additional issues related to the 2000 calendar will not develop, management believes the Company's business will not be significantly affected in the future due to the year 2000 issue.

FORWARD-LOOKING STATEMENTS

The forward-looking statements made by the Company are based on estimates which the Company believes are reasonable. This means that the Company's actual results could differ materially from such estimates as a result of being negatively affected as described above or otherwise positively affected.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Genlyte Group Incorporated And Subsidiaries

To the Stockholders of The Genlyte Group Incorporated:

We have audited the accompanying consolidated balance sheets of The Genlyte Group Incorporated (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Genlyte Group Incorporated and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP
Louisville, Kentucky
February 2, 2000

CONSOLIDATED STATEMENTS OF INCOME
THE GENLYTE GROUP INCORPORATED AND SUBSIDIARIES
(Amounts in thousands, except per share data)

                                                      For the years ended December 31,
                                                      --------------------------------
                                                        1999       1998       1997
                                                      --------   --------   --------
             Net sales                                $978,302   $664,095   $487,961
                Cost of sales                          648,626    433,442    318,556
                                                      --------   --------   --------

             Gross profit                              329,676    230,653    169,405
                Selling and administrative expenses    242,815    171,363    131,784
                                                      --------   --------   --------

             Operating profit                           86,861     59,290     37,621
                Interest expense, net                    4,584      3,857      4,085
                Minority interest                       25,268      8,485         --
                                                      --------   --------   --------

             Income before income taxes                 57,009     46,948     33,536
                Income tax provision                    24,228     20,188     14,423
                                                      --------   --------   --------
             Net income                               $ 32,781   $ 26,760   $ 19,113
                                                      ========   ========   ========

             Earnings per share:
                Basic                                 $   2.37   $   1.96   $   1.46
                Diluted                               $   2.37   $   1.95   $   1.42

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
THE GENLYTE GROUP INCORPORATED AND SUBSIDIARIES
(Amounts in thousands, except share data)

                                                                         As of December 31,
                                                                      -------------------------
                                                                          1999         1998
                                                                      -----------   -----------
ASSETS:
CURRENT ASSETS:
    Cash and cash equivalents                                         $    22,660   $     8,555
    Accounts receivable, less allowance for doubtful
       accounts of $14,910 and $10,907, respectively                      155,428       146,167
    Inventories                                                           136,041       137,004
    Other current assets                                                   29,938        25,520
                                                                      -----------   -----------
Total current assets                                                      344,067       317,246
Plant and equipment, at cost
    Land                                                                    6,537         7,290
    Buildings and leasehold interests and improvements                     87,951        82,856
    Machinery and equipment                                               228,379       218,886
                                                                      -----------   -----------
Total plant and equipment                                                 322,867       309,032
    Less: accumulated depreciation and amortization                       217,878       203,353
                                                                      -----------   -----------
Net plant and equipment                                                   104,989       105,679
Cost in excess of net assets of acquired businesses                       111,426        57,944
Other assets                                                               15,228        12,632
                                                                      -----------   -----------
TOTAL ASSETS                                                          $   575,710   $   493,501
                                                                      ===========   ===========

LIABILITIES & STOCKHOLDERS' INVESTMENT:
CURRENT LIABILITIES:
    Short-term borrowings and current portion of long-term debt       $     1,647   $     2,134
    Accounts payable                                                       86,717        73,852
    Accrued expenses                                                       80,001        61,228
                                                                      -----------   -----------
Total current liabilities                                                 168,365       137,214
Long-term debt                                                             53,964        60,852
Deferred income taxes                                                      31,797        22,192
Minority interest                                                          98,940        84,649
Other liabilities                                                          20,102        22,362
                                                                      -----------   -----------
Total liabilities                                                         373,168       327,269
STOCKHOLDERS' INVESTMENT:
    Common stock ($.01 par value, 30,000,000 shares authorized;
        13,802,071 and 13,648,290 shares issued, respectively;
        13,675,726 and 13,535,548 shares outstanding,
        respectively)                                                         137           136
    Additional paid-in capital                                             17,761        16,207
    Retained earnings                                                     153,307       120,526
    Accumulated other comprehensive income                                 31,337        29,363
                                                                      -----------   -----------
Total stockholders' investment                                            202,542       166,232
                                                                      -----------   -----------
TOTAL LIABILITIES & STOCKHOLDERS' INVESTMENT                          $   575,710   $   493,501
                                                                      ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE GENLYTE GROUP INCORPORATED AND SUBSIDIARIES
(Amounts in thousands)

                                                                            For the years ended December 31,
                                                                            --------------------------------
                                                                               1999       1998         1997
                                                                            ---------   --------     -------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                             $ 32,781    $ 26,760    $ 19,113
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization                                        23,835      15,066      12,156
         Loss (gain) from disposal of plant and equipment                        (20)        259        (237)
         Changes in assets and liabilities, net of effect of acquisitions:
             (Increase) decrease in:
               Accounts receivable                                            (5,354)     (5,432)     (8,184)
               Inventories                                                     3,039          65         152
               Other current assets                                           (3,823)     (3,575)     (3,476)
               Other assets                                                  (32,341)      2,611      (6,408)
             Increase (decrease) in:
               Accounts payable and accrued expenses                          27,611       9,664        (328)
               Deferred income taxes                                           9,481      (6,412)      3,460
               Minority interest                                              14,291       5,412          --
               Other liabilities                                              (2,260)      2,521       1,897
               Minimum pension liability                                         732        (732)         --
         All other, net                                                        3,550         492         440
                                                                            --------    --------     -------
     Net cash provided by operating activities                                71,522      46,699      18,585
                                                                            --------    --------     -------
 CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisitions, net of cash acquired                                      (30,934)      1,881          --
     Purchases of plant and equipment                                        (20,514)    (17,436)    (11,597)
                                                                            --------    --------     -------
     Net cash used in investing activities                                   (51,448)    (15,555)    (11,597)

 CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase (decrease) in short-term borrowings                             (1,932)    (32,281)         --
     Proceeds from long-term debt                                             20,956       6,000          --
     Payments on long-term debt                                              (28,202)       (220)     (9,062)
     Purchases of treasury stock                                                (271)         --          --
     Stock options exercised                                                   1,826       3,317       1,770
                                                                            --------    --------     -------
     Net cash used in financing activities                                    (7,623)    (23,184)     (7,292)
                                                                            --------    --------     -------
     Effect of exchange rate changes on cash and cash equivalents              1,654      (1,059)       (937)
                                                                            --------    --------     -------
     Net increase (decrease) in cash and cash equivalents                     14,105       6,901      (1,241)
     Cash and cash equivalents at beginning of year                            8,555       1,654       2,895
                                                                            --------    --------     -------
     Cash and cash equivalents at end of year                                 22,660       8,555       1,654
                                                                            ========    ========     =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
     Interest                                                               $  4,517    $  4,057    $  3,256
     Income taxes                                                           $ 20,275    $ 18,445    $ 20,350

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
THE GENLYTE GROUP INCORPORATED AND SUBSIDIARIES

                                                                                               Accumulated
                                                                     Additional                   Other        Total
                                                        Common        Paid-in      Retained   Comprehensive Stockholders'
     (Amounts in thousands)                             Stock         Capital      Earnings      Income      Investment
                                                     ------------   ------------ ------------ ------------- -------------
 Balance, December 31, 1996                          $        131   $     11,125 $     74,653   $  (2,126)   $    83,783

 Net income                                                    --             --       19,113          --         19,113
 Foreign currency translation adjustments                      --             --           --        (937)          (937)
                                                     ------------   ------------ ------------   ---------    -----------
      Total comprehensive income                               --             --       19,113        (937)        18,176

 Stock options exercised                                        4          1,766           --          --          1,770
                                                     ------------   ------------ ------------   ---------    -----------
 Balance, December 31, 1997                          $        135   $     12,891 $     93,766   $  (3,063)   $   103,729


 Net income                                                    --             --       26,760          --         26,760
 Gain on formation of Genlyte Thomas, before tax               --             --           --      56,984         56,984
      Related tax effect                                       --             --           --     (22,767)       (22,767)
                                                     ------------   ------------ ------------   ---------    -----------
 Gain on formation of Genlyte Thomas, after tax                --             --           --      34,217         34,217
 Increase in minimum pension liability, before tax             --             --           --      (1,220)        (1,220)
      Related tax effect                                       --             --           --         488            488
                                                     ------------   ------------ ------------   ---------    -----------
 Increase in minimum pension liability, after tax              --             --           --        (732)          (732)
 Foreign currency translation adjustments                      --             --           --      (1,059)        (1,059)
                                                     ------------   ------------ ------------   ---------    -----------
 Total comprehensive income                                    --             --       26,760      32,426         59,186

 Stock options exercised                                        1          3,316           --          --          3,317
                                                     ------------   ------------ ------------   ---------    -----------
 Balance, December 31, 1998                          $        136   $     16,207 $    120,526   $  29,363    $   166,232

 Net income                                                    --             --       32,781          --         32,781
 Gain on formation of Genlyte Thomas, before tax               --             --           --        (688)          (688)
      Related tax effect                                       --             --           --         276            276
                                                     ------------   ------------ ------------   ---------    -----------
 Gain on formation of Genlyte Thomas, after tax                --             --           --        (412)          (412)
 Decrease in minimum pension liability, before tax             --             --           --       1,220          1,220
      Related tax effect                                       --             --           --        (488)          (488)
                                                     ------------   ------------ ------------   ---------    -----------
 Decrease in minimum pension liability, after tax              --             --           --         732            732
 Foreign currency translation adjustments                      --             --           --       1,654          1,654
                                                     ------------   ------------ ------------   ---------    -----------
Total comprehensive income                                     --             --       32,781       1,974         34,755

 Stock options exercised                                        1          1,825           --          --          1,826

 Treasury stock purchased                                      --           (271)          --          --           (271)
                                                     ------------   ------------ ------------   ---------    -----------
 Balance, December 31, 1999                          $        137   $     17,761 $    153,307   $  31,337    $   202,542
                                                     ============   ============ ============   =========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Genlyte Group Incorporated And Subsidiaries
Amounts in thousands except per share data

NOTE: THROUGHOUT THESE NOTES, THE TERM "COMPANY" AS USED HEREIN REFERS TO THE GENLYTE GROUP INCORPORATED, INCLUDING THE CONSOLIDATED RESULTS OF THE GENLYTE GROUP INCORPORATED AND GENLYTE THOMAS GROUP LLC OPERATIONS.

(1)  DESCRIPTION OF BUSINESS

The Genlyte Group Incorporated, a Delaware corporation ("Genlyte") is a United States based multinational corporation. The Company designs, manufactures, and sells lighting fixtures and controls for a wide variety of applications in the commercial, residential, and industrial markets. The Company's products are marketed primarily to distributors who resell the products for use in commercial, residential, and industrial construction and remodeling.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Genlyte and all majority-owned subsidiaries, after elimination of intercompany accounts and transactions. These statements include the accounts of Genlyte Thomas Group LLC (Genlyte Thomas) from inception, August 30, 1998, through December 31, 1999. See Note 3 regarding the formation of Genlyte Thomas. Investments in affiliates owned less than 50% are accounted for using the equity method, under which Genlyte's share of these affiliates' earnings is included in income as earned.

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

INVENTORIES: Inventories are stated at the lower of cost or market and include materials, labor and overhead. Inventories at December 31 consisted of the following:

                                                1999                1998
                                            ------------        ------------
Raw materials and supplies                  $     46,717        $     43,167
Work in process                                   14,027              14,529
Finished goods                                    75,297              79,308
                                            ------------        ------------
Total inventories                           $    136,041        $    137,004
                                            ============        ============

Inventories valued using the last-in, first-out ("LIFO") method represented approximately 83% and 89% of total inventories at December 31, 1999 and 1998, respectively. Inventories not valued at LIFO (primarily inventories of Canadian operations) are valued using the first-in, first-out ("FIFO") method.

During 1998, the Company changed its method of accounting for certain inventories from the FIFO method to the LIFO method. This change, applied prospectively from the date of the change, was made to have a consistent method throughout the U.S. operations because the Thomas Lighting U.S. inventories, now consolidated with Genlyte through the Genlyte Thomas Group LLC, are valued using the LIFO method. This change increased net income by $507, or $.04 per diluted share, in 1998.

On a FIFO basis, which approximates current cost, inventories would have been $3,083 and $2,350 lower than reported at December 31, 1999 and 1998, respectively.

ADVERTISING COSTS: The Company expenses advertising costs principally as incurred. Certain catalog and literature costs are amortized over their useful lives, generally 2 - 3 years. Advertising expenses were $13,416 in 1999, $9,480 in 1998, and 8,382 in 1997.

PLANT AND EQUIPMENT: The Company provides for depreciation of plant and equipment, which also includes amortization of assets recorded under capital leases, principally on a straight-line basis over the estimated useful lives of the assets. Useful lives vary among the items in each classification, but fall within the following ranges:

        Buildings and leasehold interests
          and improvements                       10 - 40 years
        Machinery and equipment                   3 - 10 years

When the Company sells or otherwise disposes of plant and equipment, the asset cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the consolidated statements of income.

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

COST IN EXCESS OF NET ASSETS OF ACQUIRED BUSINESSES: Cost in excess of net assets of businesses acquired prior to 1971 is not amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets, aggregating $132,587 as of December 31, 1999 and $75,466 as of December 31, 1998, is being amortized on a straight-line basis over periods ranging from 10 to 40 years. Accumulated amortization was $26,083 and $22,445 as of December 31, 1999 and 1998, respectively.

The Company periodically evaluates these intangible assets using discounted cash flows to assess recoverability from future operations. Impairment would be recognized as expense if a permanent diminution in value occurred. In the opinion of management, no material diminution in value has occurred during the periods presented in these consolidated financial statements.

RESEARCH AND DEVELOPMENT COSTS: Research and development costs are expensed as incurred. These expenses were $8,086 in 1999, $7,237 in 1998, and $5,195 in 1997.

TRANSLATION OF FOREIGN CURRENCIES: Balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect as of the balance sheet dates. The cumulative effects of such adjustments were $2,468 and $4,122 at December 31, 1999 and 1998, respectively, and have been charged to the cumulative foreign currency translation adjustment component of stockholders' investment. Income and expenses are translated at the average exchange rates prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts of cash equivalents, short-term borrowings and long-term debt approximate fair value.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to the current year presentation. These changes had no impact on previously reported net income or stockholders' investment.

(3)  FORMATION OF GENLYTE THOMAS GROUP LLC
On August 30, 1998, Genlyte and Thomas Industries Inc. ("Thomas") completed the combination of the business of Genlyte with the lighting business of Thomas ("Thomas Lighting"), in the form of a limited liability company named Genlyte Thomas Group LLC ("Genlyte Thomas"). Genlyte Thomas manufactures, sells, markets, and distributes commercial, residential, and industrial lighting fixtures and controls. Genlyte contributed substantially all of its assets and liabilities to Genlyte Thomas and received a 68% interest in Genlyte Thomas. Thomas contributed substantially all of its assets and certain related liabilities comprising Thomas Lighting and received a 32% interest in Genlyte Thomas. The percentage interests in Genlyte Thomas issued to Genlyte and Thomas were based on arms-length negotiations between the parties with the assistance of their financial advisers.

Under the purchase method of accounting, Genlyte's majority ownership of Genlyte Thomas requires the assets and liabilities contributed by Thomas to Genlyte Thomas to be valued at their fair values, as of the acquisition date, in the Company's consolidated financial statements. The fair values attributed to the Thomas assets and liabilities result from management's determination of purchase accounting adjustments and are based upon available information and certain assumptions that management considers reasonable under the circumstances. The resulting cost in excess of the fair market value of net assets contributed by Thomas of $32,412 is being amortized on a straight-line basis over 30 years. The assets contributed by Genlyte to Genlyte Thomas are reflected at their historical cost.

To the extent the actual net working capital contributed by Thomas Lighting exceeded the target net working capital, Genlyte Thomas paid Thomas the difference of $35,189. Of this amount, $34,175 was paid in 1998 and $1,014 was paid in 1999, based on an adjustment to the Thomas net working capital. The target net working capital was determined by a formula that considered Genlyte's adjusted net working capital, Thomas Lighting's net working capital, and Genlyte's net working capital as a percentage of net sales as of August 30, 1998.

Subject to the provisions in the Genlyte Thomas Group LLC Agreement (the "LLC Agreement") regarding mandatory distributions described below, and the requirement of special approval in certain instances, distributions to Genlyte and Thomas (the "Partners"), respectively, will be made at such time and in such amounts as determined by the Genlyte Thomas Management Board and shall be made in cash or other property in proportion to the Partners' respective percentage interests. Notwithstanding anything to the contrary provided in the LLC Agreement, no distribution under the LLC Agreement shall be permitted to the extent prohibited by Delaware law.

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

Concurrent with the formation of Genlyte Thomas, Genlyte has recognized an after-tax gain on the Transaction, which represents the excess of the fair market value of Thomas Lighting's contributed net assets over the historical book value of Genlyte's contributed net assets, net of deferred income taxes (as set forth in the table below). Because of the 1999 adjustment of $1,014 to the Thomas contribution referred to above, the after-tax gain initially recorded in 1998 was adjusted by $412 in 1999.

68 percent of the fair value of
        Thomas Lighting                                            $ 93,859
32 percent of the historical book value of
        Genlyte's net assets contributed to
        Genlyte Thomas                                               37,563
Deferred income taxes                                                22,491
                                                                   --------
After-tax gain recognized by Genlyte on the formation
of Genlyte Thomas                                                  $ 33,805
                                                                   ========

The operating results of Genlyte Thomas have been included in Genlyte's consolidated financial statements since August 30, 1998. On an unaudited pro forma basis, assuming the Transaction described above had occurred at the beginning of 1998, the results would have been:

                                         Actual               Pro-forma
                                          1999                   1998
                                      ------------           ------------
Net sales                             $    978,302           $    929,123
Net income                                  32,781                 26,334
Earnings per share                    $       2.37           $       1.92
                                      ============           ============

The pro forma results do not purport to state exactly what Genlyte's results of operations would have been had the Transaction in fact been consummated as of the assumed date and for the period presented.

(4) INVESTMENT IN FIBRE LIGHT AND ACQUISITION OF LEDALITE
On May 10, 1999, Genlyte Thomas acquired a 2% interest (with rights to acquire an additional 6%) in Fibre Light International, based in Burleigh Heads, Queensland, Australia. Fibre Light International is in the business of commercializing fiber optic lighting technology. The two companies then formed a jointly owned limited liability company named Fibre Light U.S. LLC ("Fibre Light"), of which Genlyte Thomas owns 80%. Fibre Light will manufacture, market and sell fiber optic lighting systems in the U.S.

On June 30, 1999, Genlyte Thomas acquired the assets and liabilities of privately held Ledalite Architectural Products Inc. ("Ledalite"), located in Vancouver, Canada. Ledalite designs, manufactures, and sells architectural linear lighting systems for offices, schools, transportation facilities, and other commercial buildings. The purchase prices of these acquisitions totaled $31,469 (including costs of acquisition), consisting of approximately $8.5 million in cash payments and approximately $23 million in borrowings.

The Ledalite acquisition has been accounted for using the purchase method of accounting. The preliminary determination of the excess of the purchase price over the fair market value of net assets acquired of $22,392 is being amortized on a straight-line basis over 30 years. The determination of these fair market values as reflected in the balance sheet is subject to change.

The operating results of Fibre Light and Ledalite have been included in the Company's consolidated financial statements since the dates of acquisition. On an unaudited pro forma basis, assuming these acquisitions had occurred at the beginning of 1999 and 1998, Genlyte's results would have been:

                                        1999                1998
                                    ------------        ------------
Net sales                           $    990,326        $    686,069
Net income                                32,492              25,913
Earnings per share                  $       2.35        $       1.89
                                    ============        ============


The pro forma results do not purport to state exactly what Genlyte's results of operations would have been had the acquisitions in fact been consummated as of the assumed dates and for the periods presented, nor are they necessarily indicative of future consolidated results.

(5)  EARNINGS PER SHARE
In 1997, Genlyte adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 requires the presentation of basic earnings per share and diluted earnings per share. "Basic earnings per share" represents net income divided by the weighted-average number of common shares outstanding during the period. "Diluted earnings per share" represents net income divided by the weighted-average number of common shares outstanding during the period, adjusted for the incremental dilution of outstanding stock options, and is consistent with Genlyte's historical presentation.

                                             1999          1998          1997
                                            ------        ------        ------

Average common shares outstanding           13,831        13,671        13,127
Incremental common shares issuable:
        Stock option plans                      18            19           309
                                            ------        ------        ------
Average common shares
        outstanding assuming dilution       13,849        13,690        13,436
                                            ======        ======        ======

(6)  INCOME TAXES
The components of income before income taxes and the provisions for income taxes for the years ended December 31 were as follows:

                                              1999         1998          1997
                                            --------     --------      --------
Income before income taxes:
Domestic                                    $ 46,974     $ 41,867      $ 29,771
Foreign                                       10,035        5,081         3,765
                                            --------     --------      --------
Income before income taxes                  $ 57,009     $ 46,948      $ 33,536
                                            ========     ========      ========

Income tax provision (benefit):
Domestic:
    Currently payable                       $ 19,658     $ 18,457      $ 16,427
    Deferred                                      89         (329)       (3,411)
Foreign:
    Currently payable                          3,839        1,871         1,538
    Deferred                                     642          189          (131)
                                            --------     --------      --------
Income tax provision                        $ 24,228     $ 20,188      $ 14,423
                                            ========     ========      ========

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:

                                                       1999    1998    1997
                                                       ----    ----    ----

Statutory federal rate                                 35.0%   35.0%   35.0%
State income taxes, net of federal tax benefits         3.1%    4.6%    5.2%
Minority interest share of foreign taxes                1.4%    0.8%      --
Nondeductible portion of amortization and expenses      1.1%    1.0%    1.0%
Other                                                   1.9%    1.6%    1.8%
                                                       ----    ----    ----
Effective income tax rate                              42.5%   43.0%   43.0%
                                                       ====    ====    ====

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Significant temporary differences creating deferred tax assets and liabilities at December 31 follow:

                                                                1999       1998
                                                              -------    -------
Deferred tax assets:
    Allowance for doubtful accounts receivable                $ 3,297    $ 2,830
    Inventory reserves                                          5,281      6,145
    Accrued compensation expenses                               7,719      8,522
    Other                                                       4,270      8,705
                                                               ------     ------
Total deferred tax assets                                      20,567     26,202


Deferred tax liabilities:
    Accelerated depreciation                                    6,330      7,016
    Gain on formation of Genlyte Thomas                        22,491     22,767
    Other                                                       1,254        510
                                                              -------    -------
Total deferred tax liabilities                                 30,075     30,293
                                                              -------    -------
Net deferred tax liability                                    $ 9,508    $ 4,091
                                                              =======    =======

Classification:
    Current asset                                             $22,289    $18,101
    Net long-term liability                                    31,797     22,192
                                                              -------    -------
Net deferred tax liability                                    $ 9,508    $ 4,091
                                                              =======    =======

Deferred tax assets and liabilities are classified according to the related asset and liability classification on the consolidated balance sheets.

Undistributed earnings of non-U.S. subsidiaries included in consolidated retained earnings amounted to $32,133 at December 31, 1999. These earnings, which reflected full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that may be payable upon remittance of such earnings.

(7)  LONG-TERM DEBT
Long-term debt at December 31 consisted of the following:

                                                 1999                1998
                                              ----------           ----------

Revolving credit notes                        $       --           $   28,000
Canadian dollar notes                             20,772                   --
Industrial revenue bonds                          10,500               10,500
Loan payable to Thomas                            22,287               22,287
Capital leases and other                           2,052                  267
                                              ----------           ----------
                                                  55,611               61,054
Less: current maturities                           1,647                  202
                                              ----------           ----------
Total long-term debt                          $   53,964           $   60,852
                                              ==========           ==========

Genlyte Thomas has a $150,000 revolving credit agreement (the "Facility") with various banks that matures in 2003. Under the most restrictive borrowing covenant, which is the fixed charge coverage ratio, Genlyte Thomas could incur approximately $25,000 in additional fixed charges.

Total borrowings under the Facility as of December 31, 1999 and 1998, were $0 and $28,000, respectively. Outstanding borrowings bear interest at the option of Genlyte Thomas based on the bank's base rate or the LIBOR rate plus a spread as determined by total indebtedness. The borrowings as of December 31, 1998 were classified as long-term because of Genlyte Thomas' intention to refinance these obligations on a long-term basis through its revolving credit agreement. In addition, Genlyte Thomas has outstanding approximately $39,400 of letters of credit, which reduce the amount available to borrow under the Facility.

The amount outstanding under the Facility is secured, if requested by the banking group, by liens on domestic accounts receivable, inventories, and machinery and equipment, as well as the investments in certain subsidiaries of Genlyte Thomas. The net book value of assets subject to lien at December 31, 1999 was $294,770.

Genlyte Thomas has CDN$30,000 of borrowings through its Canadian subsidiary Genlyte Thomas Group Nova Scotia ULC. These borrowings will be repaid in installments in each of the next five years. Interest rates on these borrowings can be either the Canadian prime rate or the Canadian LIBOR rate plus a spread of 50 basis points. These borrowings are backed by the letters of credit mentioned above.

Genlyte Thomas has $10,500 of variable rate demand Industrial Revenue Bonds that mature during 2009 to 2010. The average borrowing rate on these bonds was 3.3% in 1999 and 3.5% in 1998. These bonds are backed by the letters of credit mentioned above.

The loan payable to Thomas accrues interest quarterly based on the 90 day LIBOR rate plus a spread as determined by the Facility. This loan can be prepaid in whole or in part without penalty, ultimately maturing in 2003.

The annual maturities of long-term debt are summarized as follows:

Year ending December 31
--------------------------------------------------------------

2000                                                 $   1,647
2001                                                     2,624
2002                                                     3,402
2003                                                    26,584
2004                                                    10,541
Thereafter                                              10,813
                                                     ---------
Total long-term debt                                 $  55,611
                                                     =========

(8)  STOCK OPTIONS
The Genlyte 1998 Stock Option Plan (the "Plan") was established for the benefit of key employees of Genlyte Thomas and directors of Genlyte. The Plan replaced the 1988 stock option plan, options under which are currently outstanding. The Plan provides that an aggregate of 2,000,000 shares of Genlyte common stock may be granted as nonqualified stock options, provided that no options may be granted if the number of shares of Genlyte common stock that may be issued upon the exercise of outstanding options would exceed the lesser of 1,700,000 shares of Genlyte common stock or 10% of the issued and outstanding shares of Genlyte common stock.

The option exercise prices are established by the Board of Directors of Genlyte and cannot be less than the higher of the book value or the fair market value of a share of common stock on the date of the grant. Options become exercisable at the rate of 50% per year commencing two years after the date of the grant. Transactions under the 1998 and 1988 Stock Option Plans are summarized below:

                                                               Weighted Average
                                                                Exercise Price
                                                    Shares        Per Share
                                                    ------     ----------------
Outstanding December 31, 1996                     1,021,973         $  6.33
        Granted                                     179,000           16.71
        Exercised                                  (396,031)           5.07
        Canceled                                    (93,992)           6.54
Outstanding December 31, 1997                       710,950            9.63
        Granted                                     235,960           20.03
        Exercised                                  (146,950)           6.27
        Canceled                                    (44,625)          13.54
Outstanding December 31, 1998                       755,335           13.30
        Granted                                     202,550           19.55
        Exercised                                  (152,800)           7.58
        Canceled                                    (45,175)          17.67
Outstanding December 31, 1999                       759,910           15.86
Exercisable at End of Year
        December 31, 1997                           203,450            6.31
        December 31, 1998                           279,750            7.72
        December 31, 1999                           289,450           10.27

The weighted average fair values of options granted in 1999, 1998 and 1997 were $9.51, $10.05, and $7.42, respectively. The options outstanding at December 31, 1999 have a weighted average remaining contractual life of 4.06 years.

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                          1999          1998          1997
                                          ----          ----          ----
Risk free interest rate                   5.78%         4.74%         5.89%
Expected life, in years                    6.0           5.9           5.0
Expected volatility                       40.5          45.6          45.8
Expected dividends                          --            --            --

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

                                                 1999        1998       1997
                                               --------    --------   --------
Net income                      As reported    $ 32,781    $ 26,760   $ 19,113
                                Pro forma        31,673      25,431     18,610
Earnings per share - basic      As reported        2.37        1.96       1.46
                                Pro forma          2.29        1.86       1.42
Earnings per share - diluted    As reported        2.37        1.95       1.42
                                Pro forma          2.29        1.86       1.38

(9) PREFERRED STOCK PURCHASE RIGHTS
On September 13, 1999, Genlyte declared a dividend, as of the expiration (September 18, 1999) of the rights issued under the Stockholder Rights Plan dated as of August 29, 1989, of one preferred stock purchase right for each outstanding share of Genlyte's common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of junior participating cumulative preferred stock at a price of $105.00 per share. The preferred stock purchased upon exercise of the rights will have a minimum preferential quarterly dividend of $25.00 per share and a minimum liquidation payment of $100.00 per share. Each share of preferred stock will have one hundred votes.

Rights become exercisable when a person, entity, or group of persons or entities ("Acquiring Person") acquires, or 10 business days following a tender offer to acquire, ownership of 20% or more of Genlyte's outstanding common stock. In the event that any person becomes an Acquiring Person, each right holder will have the right to receive the number of shares of common stock having a then current market value equal to two times the aggregate exercise price of such rights. If Genlyte were to enter into certain business combination or disposition transactions with an Acquiring Person, each right holder will have the right to receive shares of common stock of the acquiring company having a value equal to two times the aggregate exercise price of the rights.

Genlyte may redeem these rights in whole at a price of $.01 per right. The rights expire on September 12, 2009.

(10)  RETIREMENT PLANS
The Company has defined benefit plans which cover the majority of its full-time employees. The Company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act. The plans' assets consist primarily of stocks and bonds. Pension costs for all Company defined benefit plans are actuarially computed. The Company also has other defined contribution plans, including those covering certain former Genlyte and Thomas employees.

The amounts included in the accompanying consolidated balance sheets based on the funded status of the defined benefit plans at September 30, 1999 and 1998

(September 30, 1999 and December 31, 1998 for the Canadian plans) follow:

                                                      U.S. Plans            Canadian Plans
                                                 --------------------    --------------------
                                                   1999        1998        1999        1998
                                                 --------    --------    --------    --------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations, beginning                   $ 81,097    $ 52,519    $  4,562    $  3,750
Service cost                                        2,310       1,789         252         211
Interest cost                                       5,358       4,281         339         295
Benefits paid                                      (4,101)     (3,436)       (221)       (258)
Amendments                                             --         260          38          --
Obligations assumed by Genlyte Thomas                  --      21,223          --          --
Other-primarily actuarial (gain) loss             (10,737)      4,461        (440)        564
                                                 --------    --------    --------    --------
Benefit obligation, ending                       $ 73,927    $ 81,097    $  4,530    $  4,562
                                                 ========    ========    ========    ========


CHANGE IN PLAN ASSETS
Plan assets at fair value, beginning             $ 68,902    $ 49,457    $  5,030    $  4,737
Actual return on plan assets                        6,965         219          80         338
Employer contributions                              1,611       2,459         123         178
Member contributions                                   --          --         148         135
Assets assumed by Genlyte Thomas                       --      20,203          --          --
Benefits paid                                      (4,101)     (3,436)       (221)       (258)
Other                                                  --          --         336        (100)
                                                 --------    --------    --------    --------
Plan assets at fair value, ending                $ 73,377    $ 68,902    $  5,496    $  5,030
                                                 ========    ========    ========    ========

FUNDED STATUS OF THE PLANS
Plan assets (less than) benefit obligations
                                                 $   (550)   $(12,195)   $    966    $    468
Unrecognized transition obligation at adoption        200         487         (33)        (36)
Unrecognized actuarial (gain)                     (11,563)     (1,143)       (718)        (52)
Unrecognized prior service cost                     2,024       4,017         110          78
Contributions subsequent to measurement date          946          --         259          --
                                                 --------    --------    --------    --------
Net pension asset (liability)                    $ (8,943)   $ (8,834)   $    584    $    458
                                                 ========    ========    ========    ========

BALANCE SHEET ASSET (LIABILITY)
Accrued pension liability                        $(13,763)   $(14,908)   $     --    $    (12)
Prepaid pension cost                                4,468       1,603         584         470
Intangible asset                                      339       2,961          --          --
Accumulated other comprehensive income                 13       1,510          --          --
                                                 --------    --------    --------    --------
Net asset (liability) recognized                 $ (8,943)   $ (8,834)   $    584    $    458
                                                 ========    ========    ========    ========

WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                                        7.75%       6.75%       7.75%       6.50%
Rate of compensation increase                        4.00%       5.00%       4.00%       4.00%
Expected return on plan assets                       8.50%       8.50%       7.75%       6.50%

                                       18

                                                                 U.S. Plans
                                                   -----------------------------------
                                                      1999          1998       1997
                                                   ----------    ---------- ----------
COMPONENTS OF NET PERIODIC BENEFIT COSTS
Service cost                                       $    2,310    $   1,789    $   1,483
Interest cost                                           5,358        4,281        3,633
Expected return on plan assets                         (5,536)      (3,800)      (2,895)
Amortization of transition amounts                        181           18           --
Amortization of prior service cost                        293          345          269
Recognized actuarial loss                                  60          202          178
                                                   ----------    ---------    ---------
Net pension expense of defined benefit plans            2,666        2,835        2,668
Defined contribution plans                                671          720           --
Multi-employer plans                                      294          207          211
                                                   ----------    ---------    ---------
Total benefit costs                                $    3,631    $   3,762    $   2,879
                                                   ==========    =========    =========

                                                               Canadian Plans
                                                   -----------------------------------
                                                      1999          1998       1997
                                                   ----------    ---------- ----------
COMPONENTS OF NET PERIODIC BENEFIT COSTS
Service cost                                       $      252    $     211    $     142
Interest cost                                             339          295          300
Expected return on plan assets                           (368)        (315)        (368)
Amortization of transition amounts                         (6)          (5)          (6)
Amortization of prior service cost                          5            5            5
Recognized actuarial (gain) loss                           (1)           2           (1)
                                                   ----------    ---------    ---------
Net pension expense of defined benefit plans              221          193           72
Multi-employer plans                                       --           --           --
                                                   ----------    ---------    ---------
Total benefit costs                                $      221    $     193    $      72
                                                   ==========    =========    =========

A summary of the plans in which benefit obligations and accumulated benefit obligations exceed fair value of assets follows:
                                                      1999          1998
                                                   ----------    ----------
Benefit obligation                                 $    6,830    $  59,669
Accumulated benefit obligation                          6,569       52,010
Plan assets at fair value                               3,470       45,091

Effective January 1, 2000, the Company has frozen the salaried pension plan of certain employees. These employees will be eligible for Company matching on their 401(k) contributions as well as being a participant in the Genlyte Thomas Retirement Savings and Investment Plan. This will result in a curtailment credit of $603, which will be a reduction of net pension expense in 2000.

(11) POST-RETIREMENT PLANS
The Company provides post-retirement medical and life insurance benefits for certain retirees and employees, and accrues the cost of such benefits during the service lives of such employees.

The amounts included in the accompanying consolidated balance sheets for the post-retirement benefit plans based on the funded status at September 30, 1999 and December 31, 1998, follow:

                                                              1999          1998
                                                          -----------    -----------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations, beginning                            $     3,657    $        --
Service cost                                                       39              8
Interest cost                                                     294             83
Benefits paid                                                    (413)          (166)
Obligations assumed by Genlyte Thomas                              --          3,638
Other-primarily actuarial loss                                    574             94
                                                          -----------    -----------
Benefit obligations, ending                               $     4,151    $     3,657
                                                          ===========    ===========

FUNDED STATUS OF THE PLANS
Plan assets (less than) benefit obligation                $    (4,151)   $    (3,657)
Unrecognized net obligation at adoption                            --          3,008
Unrecognized actuarial (gain) loss                                574           (973)
                                                          -----------    -----------
Accrued liability                                         $    (3,577)   $    (1,622)
                                                          ===========    ===========

Employer contributions                                    $       413    $       166
Benefits paid                                             $      (413)   $      (166)

COMPONENTS OF NET PERIODIC BENEFIT COSTS
Service cost                                              $        39    $         8
Interest cost                                                     294             83
Recognized actuarial loss                                          --             69
                                                          -----------    -----------
Net expense of post-retirement plans                      $       333    $       160
                                                          ===========    ===========

The assumed discount rates used in measuring the obligations as of September 30, 1999, and December 31, 1998 were 7.75% and 6.75%, respectively. The assumed health care cost trend rate for 2000 was 7%, declining to 4.5% in 2006. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation at September 30, 1999 by approximately $300, and the 1999 post-retirement benefit expense by approximately $27.

(12) ACCRUED EXPENSES
Accrued expenses at December 31 consisted of the following:

                                                1999               1998
                                             ----------        ----------
Employee related costs and benefits          $   30,267        $   30,201
Advertising and sales promotion                   8,331             8,168
Income and other taxes payable                    9,043             6,075
Other accrued expenses                           32,360            16,986
                                             ----------        ----------
Total accrued expenses                       $   80,001        $   61,430
                                             ==========        ==========

(13)  LEASE COMMITMENTS
The Company rents office space, equipment and computers under non-cancelable operating leases. Rental expense for operating leases during 1999, 1998 and 1997 amounted to $6,184, $4,229, and $2,903, respectively. One division of the Company also rents manufacturing and computer equipment and software under agreements that are classified as capital leases. Future required minimum lease payments as of December 31, 1999 were as follows:

                                                         Operating         Capital
                                                          Leases            Leases
                                                       ------------      ------------
         2000                                          $      5,872      $        746
         2001                                                 4,652               582
         2002                                                 2,896               448
         2003                                                 1,811               232
         2004                                                 1,697               300
         Thereafter                                           1,499                --
                                                       ------------      ------------
         Total minimum lease payments                  $     18,427             2,308
                                                       ============
         Less amount representing interest                                        344
                                                                         ------------
         Present value of net minimum lease payments                     $      1,964
                                                                         ============

(14)  CONTINGENCIES
Genlyte has been named as one of a number of corporate and individual defendants in an adversary proceeding filed on June 8, 1995, arising out of the Chapter 11 bankruptcy filing of Keene Corporation ("Keene"). Except for the last count, as discussed below, the claims and causes of action set forth in the June 8, 1995 complaint (the "complaint") are substantially the same as were brought against Genlyte in the U.S. District Court in New York in August 1993, (which original proceeding was permanently enjoined as a result of Keene's reorganization plan). The complaint is being prosecuted by the Creditors Trust created for the benefit of Keene's creditors (the "Trust"), seeking from the defendants, collectively, damages in excess of $700 million, rescission of certain asset sale and stock transactions, and other relief. With respect to Genlyte, the complaint (some of the claims of which have since been restricted, as noted below) principally maintains that certain lighting assets of Keene were sold to a predecessor of Genlyte in 1984 at less than fair value, while both Keene and Genlyte were wholly-owned subsidiaries of Bairnco Corporation ("Bairnco"). The complaint also challenges Bairnco's spin-off of Genlyte in August 1988. Other allegations are that Genlyte, as well as other corporate defendants, are liable as corporate successors to Keene. The complaint fails to specify the amount of damages sought against Genlyte. The complaint also alleges a violation of the Racketeer Influenced and Corrupt Organizations Act ("RICO").

Following confirmation of the Keene reorganization plan, the parties moved to withdraw the case from bankruptcy court to the Southern District of New York Federal District Court. The case is now pending before the Federal District Court. On October 13, 1998, the Court issued an opinion dismissing certain counts as to Genlyte and certain other corporate defendants. In particular, the Court dismissed the count of the complaint against Genlyte that alleged the 1988 spin-off was a fraudulent transaction, and the count alleging a violation of RICO. The Court also denied a motion to dismiss the challenge to the 1984 transaction on statute of limitations grounds and ruled that the complaint should not be dismissed for failure to specifically plead fraud.

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

Discovery, which was stayed since commencement of the action, is now ongoing. Genlyte has filed its answer to the complaint, denying liability, and is in the process of responding to and requesting discovery. Genlyte believes that it has meritorious defenses to the adversary proceeding and will defend said action vigorously.

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

In the normal course of business, the Company is a party to legal proceedings and claims. When costs can be reasonably estimated, appropriate liabilities or reserves for such matters are recorded. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial condition, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

(15) SEGMENT REPORTING
In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's reportable operating segments include the Commercial Segment, the Residential Segment, and the Industrial and Other Segment. Intersegment sales are eliminated in consolidation and therefore not presented in the table below.

Operating Segments:

                                                             Industrial
1999                                  Commercial Residential and Other    Total
----                                  ---------- ----------- ---------- --------
Net sales                              $689,167   $145,040   $144,095   $978,302
Operating profit                         65,938      7,898     13,025     86,861
Assets                                  391,493     96,007     88,210    575,710
Depreciation and amortization            16,595      3,532      3,708     23,835
Expenditures for plant and equipment     14,399      3,023      3,092     20,514

                                                             Industrial
1998                                  Commercial Residential and Other    Total
----                                  ---------- ----------- ---------- --------
Net sales                              $463,761   $102,327   $ 98,007   $664,095
Operating profit                         44,565      5,439      9,286     59,290
Assets                                  344,629     76,041     72,831    493,501
Depreciation and amortization            10,522      2,321      2,223     15,066
Expenditures for plant and equipment     12,176      2,687      2,573     17,436

                                                             Industrial
1997                                  Commercial Residential and Other    Total
----                                  ---------- ----------- ---------- --------
Net sales                              $342,675   $ 73,270   $ 72,016   $487,961
Operating profit                         28,189      3,249      6,183     37,621
Assets                                  178,393     38,144     37,491    254,028
Depreciation and amortization             8,537      1,825      1,794     12,156
Expenditures for plant and equipment      8,144      1,741      1,712     11,597


(16) GEOGRAPHICAL INFORMATION
The Company has operations throughout North America. Information about the Company's operations by geographical area for the years ended December 31, 1999, 1998 and 1997 follows. Foreign balances represent primarily Canada and some Mexico.

1999                                            U.S.       FOREIGN       TOTAL
----                                          --------     --------     --------
Net sales                                     $855,199     $123,103     $978,302
Operating profit                                73,719       13,142       86,861
Assets                                         441,008      134,702      575,710
Depreciation and amortization                   19,178        4,657       23,835
Expenditures for plant and equipment            16,506        4,008       20,514


1998                                            U.S.       FOREIGN       TOTAL
----                                          --------     --------     --------
Net sales                                     $578,308     $ 85,787     $664,095
Operating profit                                52,807        6,483       59,290
Assets                                         433,204       60,297      493,501
Depreciation and amortization                   12,613        2,453       15,066
Expenditures for plant and equipment            11,088        6,348       17,436


1997                                            U.S.       FOREIGN       TOTAL
----                                          --------     --------     --------
Net sales                                     $423,185     $ 64,776     $487,961
Operating profit                                33,837        3,784       37,621
Assets                                         224,969       29,059      254,028
Depreciation and amortization                   10,254        1,902       12,156
Expenditures for plant and equipment             9,717        1,880       11,597

(17)  QUARTERLY RESULTS OF OPERATIONS

                                             Quarter
                            -----------------------------------------
1999                           1st        2nd        3rd       4th     Full Year
----                        --------   --------   --------   --------  ---------
Net sales                   $237,476   $243,645   $257,811   $239,370   $978,302
Operating profit              18,912     21,044     24,276     22,629     86,861
Net income                     6,955      7,860      9,258      8,708     32,781
Earnings per share:
     Basic                       .50        .57        .67        .63       2.37
     Diluted                     .50        .57        .66        .63       2.37
Market price
     High                     19 3/8    23 9/16         26     25 7/8         26
     Low                          16     16 1/2    21 7/16     20 1/8         16


                                             Quarter
                            -----------------------------------------
1998                           1st        2nd        3rd       4th     Full Year
----                        --------   --------   --------   --------  ---------
Net sales                   $130,124   $130,327   $174,178   $229,466   $664,095
Operating profit              11,625     12,339     16,330     18,996     59,290
Net income                     6,146      6,475      6,900      7,239     26,760
Earnings per share:
     Basic                       .46        .47        .50        .53       1.96
     Diluted                     .45        .47        .50        .53       1.95
Market price
     High                         20     28 3/8     27 7/8     20 3/4     28 3/8
     Low                      15 3/4     19 3/4         17         16     15 3/4


(18) SUBSEQUENT EVENTS

On February 8, 2000, the Company announced that it has reached a tentative agreement to acquire Translite Systems, Inc., a San Carlos, California based manufacturer and marketer of low-voltage cable and track lighting systems. Translite Systems, Inc. is one of the leading designers and manufacturers of accent track systems for commercial, retail and residential applications.

On February 22, 2000, Genlyte announced that it plans to repurchase up to 5%, or approximately 700,000 shares, of its outstanding shares of common stock in the open market or through privately negotiated transactions at the prevailing market price. Shares purchased will be held in the corporate treasury and will be used for general corporate purposes.