Form 10-K, Exhibit 13
period 2000-12-31
GENLYTE GROUP INC
filed 2001-03-23
CIK 833076

Financial Highlights
(In thousands, except share data)
                                          2000           1999           1998
                                       ----------     ----------     ----------
Operating Results
Net Sales                              $1,007,706     $  978,302     $  664,095
Gross Profit Margin                          35.4%          34.0%          34.8%
Operating Profit                           92,620         86,861         59,290
Net Income                                 36,304         32,781         26,760
Earnings Per Share:
      Basic                                  2.68           2.37           1.96
      Diluted                                2.65           2.37           1.95

Balance Sheet Data
Current Assets                         $  347,725     $  344,067     $  317,246
Total Assets                              635,883        575,710        493,501
Current Liabilities                       175,551        168,365        137,214
Total Debt                                 69,313         55,611         62,986
Stockholders'  Investment                 227,165        202,542        166,232
Book Value Per Average Share                16.61          14.63          12.14


SELECTED FINANCIAL DATA
The Genlyte Group Incorporated & Subsidiaries

(Amounts in thousands, except per share data)
                                                 2000            1999          1998          1997          1996
                                              ----------       -------       -------       -------       -------
SUMMARY OF OPERATIONS
Net sales                                     $1,007,706       978,302       664,095       487,961       456,860
Gross profit                                  $  356,402       332,730       231,344       169,405       154,722
Operating profit                              $   92,620        86,861        59,290        37,621        28,448
Interest expense, net                         $    3,922         4,584         3,857         4,085         5,649
Minority interest                             $   26,592        25,268         8,485            --            --
Income before income taxes                    $   62,106        57,009        46,948        33,536        22,799
Income tax provision                          $   25,802        24,228        20,188        14,423         9,802
Net income                                    $   36,304        32,781        26,760        19,113        12,997
Return on:
       Net sales                                     3.6%          3.4%          4.0%          3.9%          2.8%
       Average stockholders' investment             16.9%         17.8%         19.8%         20.4%         16.9%
       Average capital employed                     13.1%         13.5%         14.6%         14.6%          9.9%
                                              ----------       -------       -------       -------       -------

YEAR-END POSITION
Working capital                               $  172,174       175,702       180,032        81,961        71,366
Net property, plant and equipment             $  113,001       104,989       105,679        59,618        60,380
Total assets                                  $  635,883       575,710       493,501       254,028       238,115
Capital employed:
         Total debt                           $   69,313        55,611        62,986        32,785        41,847
         Stockholders' investment             $  227,165       202,542       166,232       103,729        83,783
                                              ----------       -------       -------       -------       -------
         Total capital employed               $  296,478       258,153       229,218       136,514       125,630
                                              ----------       -------       -------       -------       -------

PER SHARE DATA
Net income:
       Basic                                  $     2.68          2.37          1.96          1.46          1.01
       Diluted                                $     2.65          2.37          1.95          1.42          1.00
Stockholders' investment per average
share outstanding                             $    16.61         14.63         12.14          7.72          6.42
Market range:
       High                                   $    28.00         26.00         28.38         21.38         14.00
       Low                                    $    18.13         16.00         15.75          9.88          6.00
                                              ----------       -------       -------       -------       -------

OTHER DATA
Orders on hand                                $   95,887       102,080        90,474        54,206        42,247
Depreciation and amortization                 $   25,664        23,835        15,066        12,156        14,550
Capital expenditures                          $   28,423        20,514        17,436        11,597        10,405
Average shares outstanding(*)                     13,675        13,849        13,690        13,436        13,055
Current ratio                                        2.0           2.0           2.3           1.9           1.8
Interest coverage ratio                             16.8          13.4          13.2           9.2           5.0
Debt to total capital employed                      23.4%         21.5%         27.5%         24.0%         33.3%
Number of stockholders                             1,225         1,329         1,459         1,567         1,705
Average number of employees                        5,475         5,343         3,671         2,767         2,581
Average sales per employee                    $      184           183           181           176           177
                                              ----------       -------       -------       -------       -------

(*) including incremental common shares issuable under stock option plans

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Genlyte Group Incorporated & Subsidiaries

Note: Throughout this discussion the term "Company" as used herein refers to The Genlyte Group Incorporated, including the consolidated results of The Genlyte Group Incorporated and all majority-owned subsidiaries.

RESULTS OF OPERATIONS

Net sales for 2000 were $1,008 million, increasing by $29 million, or 3.0% from 1999. Net sales for 1999 were 47.3% higher than 1998. The 2000 results include the operations of Translite Sonoma and Chloride Safety Systems subsequent to their acquisitions on September 14 and October 1, 2000, respectively, plus a full year's operations of Fibre Light and Ledalite, which were acquired in 1999. The 1999 results include the results of Fibre Light, subsequent to its formation on May 10, 1999, and Ledalite, subsequent to its acquisition on June 30, 1999. The 1998 results include the operations of Genlyte Thomas Group LLC ("GTG") subsequent to its formation on August 30, 1998. Genlyte holds a 68% interest in GTG and accounts for it on a fully consolidated basis. The remaining 32% interest in GTG is held by Thomas Industries Inc. ("Thomas").

Total net sales on a comparative basis for all current Company businesses (including for the periods prior to the actual formation of GTG) were 1.1% higher in 2000 compared to 1999, which were 4.2% higher than the comparable 1998. Net sales in 2000 were negatively impacted by intense competitive pressure and some market softening in the stock and flow goods businesses. However, sales in the architectural specification markets were strong. Net sales were also negatively impacted by three other factors. First, in the Commercial segment, by management's decision not to participate in some low margin fluorescent business. Second, in the Residential segment, by continuing the strategy to withdraw from lower margin do-it-yourself-business. Third, the Company experienced some manufacturing disruptions and service problems while executing the production transfers from the Milan, Illinois facility to San Marcos, Texas and from Kent, Washington to Langley, British Columbia. The production transfers were fully completed by December 31, 2000 and service levels have returned to normal.

The Company does business primarily in the commercial lighting markets, with 71.9% of its 2000 net sales coming from this segment. This percentage is up slightly from 70.4% in 1999 and 69.8% in 1998. Net sales in the residential segment have been declining as a percentage of total Company net sales, because of the strategy to withdraw from the do-it-yourself business - 13.7% in 2000, 14.8% in 1999, and 15.4% in 1998. This strategy has improved the segment's overall profitability, as operating profit as a percentage of net sales was 7.9% in 2000, compared to 5.4% in 1999 and 5.3% in 1998. The industrial and other segment accounts for all remaining net sales and has been fairly constant as a percentage of total company net sales. Management does not expect a significant change in the ratio of each segment's net sales to total Company net sales in the foreseeable future.

Housing starts in 2001 are projected to be below the 2000 levels, and a slowing of commercial construction is predicted. However, due to significant new product introductions and aggressive marketing programs, management is cautiously optimistic that company net sales will not suffer the full impact of this downturn. The Company expects 2001 revenues to be relatively flat in relation to 2000. The Company reached an agreement to become a supplier to Affiliated Distributors, the largest distributor marketing group of electrical equipment and industrial supplies in North America, which is expected to bolster 2001 sales.

Net income for 2000 was $36.3 million ($2.65 per share), a 10.7% increase over 1999 net income of $32.8 million ($2.37 per share). Because of lower outstanding shares due to our share repurchase program, earnings per share increased a greater percentage (11.8%) than net income. The Company purchased 559,700 shares of stock at an average price of $21.99 in 2000.

Cost of sales decreased to 64.6% of sales in 2000 from 66.0% in 1999 and 65.2% in 1998. The decrease in 2000 is attributed to continuing raw material cost savings resulting from the combination of Genlyte and Thomas Lighting, cost savings realized from plant consolidations during 1999, and withdrawing from some lower margin fluorescent and residential business. The increase in 1999 was primarily due to the higher mix of lower margin commodity fluorescent and residential lighting fixtures from GTG sales compared to the former Genlyte divisions for the first eight months of 1998. The impact of this mix difference was offset partially by raw material cost savings and cost savings realized from plant consolidations beginning in 1999.

Selling and administrative expenses as a percentage of sales increased to 25.7% in 2000 from 24.8% in 1999 and 25.7% in 1998. The increase in selling and administrative expense as a percentage of sales in 2000 is attributable to an increase in freight expense, which increased by 1.0% of sales. About half of this increase was the result of a change in accounting for these costs. Freight costs billed to customers were included in net sales in 2000; previously they were netted against the related costs in selling and administrative expense. The remainder of the increase is from the pass through of higher fuel costs by the freight companies. The reduction in 1999 was a result of maintaining existing levels of fixed costs to support increased sales and facility closings, which reduced certain variable costs as well as fixed selling and administrative expenses.

Amortization of goodwill and other intangible assets increased $912,000 (24.6%) to $4,616,000 in 2000 from $3,704,000 in 1999, following a $2,647,000 (250.4%)
increase in 1999. The increases are the result of additional goodwill and intangible assets of $56.3 million in 2000, $57.1 million in1999, and $65.0 million in 1998 from the Translite Sonoma, Chloride Systems, and Ledalite acquisitions and goodwill related to the formation of GTG.

Net interest expense amounted to $3,922,000 in 2000, a decrease of $662,000 compared to 1999, after an increase of $727,000 from 1998. Although interest rates on the revolving credit facility and the industrial revenue bonds increased in 2000, net interest expense was lower due to lower net debt (total debt minus cash and cash equivalents) throughout most of the year. Net debt increased, however, in the fourth quarter of 2000 because of the purchase of Chloride Safety Systems for $52.3 million. The increase in net interest expense in 1999 was due to higher net debt and related interest expense from the Ledalite and Fibre Light acquisitions as well as a full year's interest on the additional debt related to the formation of GTG.

At December 31, 2000, a hypothetical 1% increase in interest rates would result in a reduction of $693,000 in pre-tax income. The estimated reduction is based upon no change in the volume or composition of debt at December 31, 2000.

Minority interest represents the 32% ownership share of GTG by Thomas.

The effective rate of income tax expense was approximately 41.5% in 2000, down from 42.5% in 1999, and down from 43% in 1998.

FINANCIAL CONDITION
LIQUIDITY AND CAPITAL RESOURCES

The Company focuses on its level of net debt (total debt minus cash and cash equivalents), its level of working capital, and its current ratio as its most important measures of short-term liquidity. For long-term liquidity, the Company considers its ratio of total debt to total capital employed (total debt plus total stockholders' investment) and trends in net debt and cash provided by operating activities to be the most important measures. From both a short-term and a long-term perspective, the Company's liquidity is very strong.

Net debt increased to $45.5 million at December 31, 2000, compared to $32.9 million at December 31, 1999. Total debt increased to $69.3 million at December 31, 2000, compared to $55.6 million at December 31, 1999, while cash and cash equivalents increased to $23.8 million at December 31, 2000, compared to $22.7 million at December 31, 1999. The increase in borrowings was mainly due to the acquisitions of Translite Sonoma and Chloride Safety Systems. The Company borrowed $40 million to help fund these acquisitions, and repaid $32 million by year-end.

Working capital at December 31, 2000 was $172.2 million, compared to $175.7 million at December 31, 1999. The current ratio was 2.0 at December 31, 2000 and December 31, 1999.

The ratio of total debt to total capital employed at December 31, 2000 remained very low at 23.4% compared to 21.5% at December 31, 1999. The Company is in a very good position to add debt if needed. Cash provided by operating activities has been strong enough for the Company to repay its debt quickly. Cash provided by operating activities during 2000 was greater than any year in the Company's history.

The Company has a $150 million revolving credit facility with various banks that matures in August 2003. At December 31, 2000 the Company had $8 million in borrowings and approximately $46 million in outstanding letters of credit under this facility. The Company's remaining long-term debt at December 31, 2000 consisted of $19.0 million in Canadian dollar notes from the Ledalite acquisition, $22.3 million payable to Thomas Industries Inc., $18.1 million in industrial revenue bonds, and $1.9 million in capital leases and other. The Company is in compliance with all of its debt covenants.

A condensed consolidated statement of cash flows follows:

                                                       For the years ended December 31,
(Dollars in thousands)                                   2000        1999        1998
---------------------                                  --------    --------    --------
EBITDA*                                                $ 91,692    $ 85,428    $ 65,871
Interest expense, net                                    (3,922)     (4,584)     (3,857)
Taxes on income                                         (25,802)    (24,228)    (20,188)
Working capital changes and other                        26,427      15,565       7,275
                                                       --------    --------    --------
Cash provided by operating activities                    88,395      72,181      49,101
Cash used in investing activities, net                  (87,568)    (51,448)    (15,555)
Cash provided by (used in) financing activities, net      1,658      (8,282)    (25,586)
Effect of exchange rate changes                          (1,360)      1,654      (1,059)
                                                       --------    --------    --------
Increase in cash                                       $  1,125    $ 14,105    $  6,901
                                                       ========    ========    ========

*Earnings before interest, taxes, depreciation, and amortization

Cash provided by operating activities in 2000 was $16.2 million higher than in 1999. Net income and depreciation and amortization were $3.5 million and $1.8 million higher, respectively, but the main reason for the increase in cash provided by operating activities was because of improved utilization of assets and liabilities, net of the effect of acquisitions. Accounts receivable decreased $18.1 million in 2000, compared to a $5.4 million increase in 1999. Accounts receivable increased to an unusually high amount in 1999 because of collection problems at certain divisions that were improved in 2000. Inventories increased $10.7 million in 2000, compared to a $3.0 million decrease in 1999. Other assets decreased slightly in 2000, compared to a $32.3 million increase in 1999 that was primarily due to an increase in goodwill. Accounts payable and accrued expenses increased slightly in 2000, compared to a $27.6 million increase in 1999.

Cash provided by operating activities in 1999 was $23.1 million higher than in 1998. Net income and depreciation and amortization were $6.0 million and $8.8 million higher, respectively, because the 1999 results included the operations of GTG for a full year. Differences in the changes in assets and liabilities account for the remaining increase in cash provided by operating activities. Accounts payable, accrued expenses, deferred income taxes, and minority interest all had larger increases in 1999 than in 1998.

Cash used in investing activities is comprised of acquisitions of businesses and purchases of plant and equipment. In 2000, the Company paid $58.8 million to purchase Translite Sonoma and Chloride Safety Systems and made an additional $500,000 investment in Fibre Light. In 1999, the Company paid $31.5 million for the Ledalite acquisition and the initial investment in Fibre Light. Purchases of plant and equipment in 2000 were $7.9 million higher than in 1999 and $11.0 million higher than in 1998.

The Company has plans to spend approximately $30 million to build and relocate into a new 300,000 square foot HID (high intensity discharge) manufacturing plant in San Marcos, Texas. The facility, which is scheduled to open in 2002, will provide world class manufacturing capability and replace current multiple facilities. The Company entered into a $20 million synthetic lease agreement in 2000 to construct this plant, and approximately $1 million has been advanced as of December 31, 2000. A synthetic lease is accounted for as an operating lease, without capitalizing the building and recording the debt.

Cash provided by financing activities during 2000 was $1.7 million, with $1.4 million provided by stock options exercised, and the increase in total debt virtually offset by the $12.3 million purchases of treasury stock. Cash used in financing activities in 1999 was $8.3 million, primarily for payments on debt, but very little purchases of treasury stock. Cash used in financing activities in 1998 was $25.6 million, primarily for payments on debt.

Management believes that currently available cash and borrowing facilities, combined with internally generated funds, will be sufficient to fund capital expenditures as well as any increase in working capital required to accommodate business needs in the foreseeable future. The Company continues to seek opportunities to acquire businesses that fit its strategic growth plans. Management believes adequate financing for any such investments will be available through future borrowings.

In 2000 and 1999, 13.6% and 12.6%, respectively, of the Company's net sales were generated from operations in Canada. In addition, the Company has production facilities in Mexico. International operations are subject to fluctuations in currency exchange rates. The Company monitors its currency exposure in each country. Management cannot predict future foreign currency fluctuations, which have and will continue to affect the Company's balance sheet and results of operations.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management's Discussion and Analysis, including without limitation expectations as to future sales and operating results, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Words such as "expects," anticipates," "believes," "plans," "intends," "estimates," and similar expressions are intended to identify such forward-looking statements. The statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the highly competitive nature of the lighting business, the overall strength or weakness of the economy and the commercial, residential, and industrial lighting markets, the ability to maintain or increase prices, reliance on certain key customers, brand awareness, acceptance of new product offerings, changes in customer demand, the performance of outside sales representatives, availability and cost of raw materials, availability and cost of labor, the costs and outcomes of legal proceedings, foreign exchange rates, changes in tax rates and laws, and changes in interests rates. The Company could also be affected by nationalization; unstable governments, economies, or legal systems; or intergovernmental disputes in its operations in and purchasing from foreign countries. The Company will not undertake and specifically declines any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
The Genlyte Group Incorporated & Subsidiaries

To the Stockholders of The Genlyte Group Incorporated:

We have audited the accompanying consolidated balance sheets of The Genlyte Group Incorporated (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Genlyte Group Incorporated and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.




/s/ Arthur Andersen LLP
-----------------------
Louisville, Kentucky
    January 19, 2001

CONSOLIDATED STATEMENTS OF INCOME
The Genlyte Group Incorporated & Subsidiaries
(Dollars in thousands, except per share data)

                                                                For the years ended December 31,
                                                               2000           1999           1998
                                                            ----------     ----------     ----------
Net sales                                                   $1,007,706     $  978,302     $  664,095
   Cost of sales                                               651,304        645,572        432,751
                                                            ----------     ----------     ----------
Gross profit                                                   356,402        332,730        231,344
   Selling and administrative expenses                         259,166        242,165        170,997
   Amortization of goodwill and other intangible assets          4,616          3,704          1,057
                                                            ----------     ----------     ----------
Operating profit                                                92,620         86,861         59,290
   Interest expense, net of interest income                      3,922          4,584          3,857
   Minority interest                                            26,592         25,268          8,485
                                                            ----------     ----------     ----------
Income before income taxes                                      62,106         57,009         46,948
   Income tax provision                                         25,802         24,228         20,188
                                                            ----------     ----------     ----------
Net income                                                  $   36,304     $   32,781     $   26,760
                                                            ==========     ==========     ==========

Earnings per share:
   Basic                                                    $     2.68     $     2.37     $     1.96
   Diluted                                                  $     2.65     $     2.37     $     1.95

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
The Genlyte Group Incorporated & Subsidiaries
(Dollars in thousands)

                                                                        As of December 31,
                                                                        2000         1999
                                                                      --------     --------
ASSETS:
CURRENT ASSETS:
     Cash and cash equivalents                                        $ 23,785     $ 22,660
     Accounts receivable, less allowance for doubtful
         accounts of $11,014 and $14,910, respectively                 142,784      155,428
     Inventories                                                       151,257      136,041
     Other current assets                                               29,899       29,938
                                                                      --------     --------
Total current assets                                                   347,725      344,067
Property, plant and equipment, at cost
     Land and land improvements                                          6,506        6,537
     Buildings and leasehold improvements                               83,594       87,951
     Machinery and equipment                                           259,139      228,379
                                                                      --------     --------
Total property, plant and equipment                                    349,239      322,867
     Less: accumulated depreciation and amortization                   236,238      217,878
                                                                      --------     --------
Net property, plant and equipment                                      113,001      104,989
Goodwill, net of accumulated amortization                              140,312      111,426
Other assets                                                            34,845       15,228
                                                                      --------     --------
TOTAL ASSETS                                                          $635,883     $575,710
                                                                      ========     ========

LIABILITIES & STOCKHOLDERS' INVESTMENT:
CURRENT LIABILITIES:
     Current portion of long-term debt                                $  2,661     $  1,647
     Accounts payable                                                   96,794       86,717
     Accrued expenses                                                   76,096       80,001
                                                                      --------     --------
Total current liabilities                                              175,551      168,365
Long-term debt                                                          66,652       53,964
Deferred income taxes                                                   32,508       31,797
Minority interest                                                      111,000       98,940
Other liabilities                                                       23,007       20,102
                                                                      --------     --------
Total liabilities                                                      408,718      373,168
STOCKHOLDERS' INVESTMENT:
     Common stock ($.01 par value, 30,000,000 shares authorized;
      13,951,246 and 13,802,071 shares issued, respectively;
      13,263,290 and 13,675,726 shares outstanding, respectively)          133          137
     Additional paid-in capital                                          7,557       17,761
     Retained earnings                                                 189,611      153,307
     Accumulated other comprehensive income                             29,864       31,337
                                                                      --------     --------
Total stockholders' investment                                         227,165      202,542
                                                                      --------     --------
TOTAL LIABILITIES & STOCKHOLDERS' INVESTMENT                          $635,883     $575,710
                                                                      ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Genlyte Group Incorporated & Subsidiaries
(Dollars in thousands)

                                                                              For the years ended December 31,
                                                                              2000          1999          1998
                                                                            --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                  $ 36,304      $ 32,781      $ 26,760
Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                                           25,664        23,835        15,066
      Loss (gain) from disposal of plant and equipment                           (77)          (20)          259
      Changes in assets and liabilities, net of effect of acquisitions:
          (Increase) decrease in:
              Accounts receivable                                             18,181        (5,354)       (5,432)
              Inventories                                                    (10,726)        3,039            65
              Other current assets                                               193        (3,823)       (3,575)
              Other assets                                                        89       (32,341)        2,611
           Increase (decrease) in:
              Accounts payable and accrued expenses                              643        27,611         9,664
              Deferred income taxes                                              711         9,481        (6,412)
              Minority interest                                               12,060        14,291         5,412
              Other liabilities                                                2,848        (2,260)        2,521
              Minimum pension liability                                         (113)          732          (732)
      All other, net                                                           2,618         4,209         2,894
                                                                            --------      --------      --------
Net cash provided by operating activities                                     88,395        72,181        49,101
                                                                            --------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash acquired                                           (59,145)      (30,934)        1,881
Purchases of plant and equipment                                             (28,423)      (20,514)      (17,436)
                                                                            --------      --------      --------
Net cash used in investing activities                                        (87,568)      (51,448)      (15,555)
                                                                            --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings                                    --          (1,932)      (32,281)
Proceeds from long-term debt                                                  47,600        20,956         6,000
Payments on long-term debt                                                   (35,029)      (28,202)         (220)
Purchases of treasury stock                                                  (12,305)         (271)         --
Stock options exercised                                                        1,392         1,167           915
                                                                            --------      --------      --------
Net cash provided by (used in) financing activities                            1,658        (8,282)      (25,586)
                                                                            --------      --------      --------
Effect of exchange rate changes on cash and cash equivalents                  (1,360)        1,654        (1,059)
                                                                            --------      --------      --------
Net increase in cash and cash equivalents                                      1,125        14,105         6,901
Cash and cash equivalents at beginning of year                                22,660         8,555         1,654
                                                                            --------      --------      --------
Cash and cash equivalents at end of year                                    $ 23,785      $ 22,660      $  8,555
                                                                            ========      ========      ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
      Interest                                                              $  3,334      $  4,517      $  4,057
      Income taxes                                                          $ 27,697      $ 20,275      $ 18,445

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
The Genlyte Group Incorporated & Subsidiaries
(Dollars in thousands)

                                                                                                 Accumulated
                                                                                                    Other          Total
                                                       Common        Additional     Retained    Comprehensive  Stockholders'
                                                        Stock     Paid-in Capital   Earnings        Income       Investment
                                                      ---------   ---------------   ---------   -------------  -------------
Balance, December 31, 1997                            $     135      $  12,891      $  93,766     $  (3,063)     $ 103,729

Net income                                                  -              -           26,760           -           26,760
Gain on formation of GTG, before tax                        -              -              -          56,984         56,984
     Related tax effect                                     -              -              -         (22,767)       (22,767)
                                                      ---------      ---------      ---------     ---------      ---------
Gain on formation of GTG, after tax                         -              -              -          34,217         34,217
Increase in minimum pension liability, before tax           -              -              -          (1,220)        (1,220)
     Related tax effect                                     -              -              -             488            488
                                                      ---------      ---------      ---------     ---------      ---------
Increase in minimum pension liability, after tax            -              -              -            (732)          (732)
Foreign currency translation adjustments                    -              -              -          (1,059)        (1,059)
                                                      ---------      ---------      ---------     ---------      ---------
Total comprehensive income                                  -              -           26,760        32,426         59,186

Stock options exercised                                       1          3,316            -             -            3,317
                                                      ---------      ---------      ---------     ---------      ---------
Balance, December 31, 1998                            $     136      $  16,207      $ 120,526     $  29,363      $ 166,232

Net income                                                  -              -           32,781           -           32,781
Gain on formation of GTG, before tax                        -              -              -            (688)          (688)
     Related tax effect                                     -              -              -             276            276
                                                      ---------      ---------      ---------     ---------      ---------
Gain on formation of GTG, after tax                         -              -              -            (412)          (412)
Decrease in minimum pension liability, before tax           -              -              -           1,220          1,220
     Related tax effect                                     -              -              -            (488)          (488)
                                                      ---------      ---------      ---------     ---------      ---------
Decrease in minimum pension liability, after tax            -              -              -             732            732
Foreign currency translation adjustments                    -              -              -           1,654          1,654
                                                      ---------      ---------      ---------     ---------      ---------
Total comprehensive income                                  -              -           32,781         1,974         34,755

Stock options exercised                                       1          1,825            -             -            1,826

Treasury stock purchased                                    -             (271)           -             -             (271)
                                                      ---------      ---------      ---------     ---------      ---------
Balance, December 31, 1999                            $     137      $  17,761      $ 153,307     $  31,337      $ 202,542

Net income                                                  -              -           36,304           -           36,304
Increase in minimum pension liability, before tax           -              -              -            (188)          (188)
     Related tax effect                                     -              -              -              75             75
                                                      ---------      ---------      ---------     ---------      ---------
Increase in minimum pension liability, after tax            -              -              -            (113)          (113)
Foreign currency translation adjustments                    -              -              -          (1,360)        (1,360)
                                                      ---------      ---------      ---------     ---------      ---------
Total comprehensive income                                  -              -           36,304        (1,473)        34,831

Stock options exercised                                       1          2,096            -             -            2,097

Treasury stock purchased                                     (5)       (12,300)           -             -          (12,305)
                                                      ---------      ---------      ---------     ---------      ---------
Balance, December 31, 2000                            $     133      $   7,557      $ 189,611     $  29,864      $ 227,165
                                                      =========      =========      =========     =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Genlyte Group Incorporated & Subsidiaries

Note: Throughout these notes, the term "Company" as used herein refers to The Genlyte Group Incorporated, including the consolidated results of The Genlyte Group Incorporated and all majority-owned subsidiaries.

(Dollars in thousands, except per share data)

(1)  DESCRIPTION OF BUSINESS
The Genlyte Group Incorporated ("Genlyte"), a Delaware corporation, is a United States based multinational corporation. The Company designs, manufactures, and sells lighting fixtures and controls for a wide variety of applications in the commercial, residential, and industrial markets. The Company's products are marketed primarily to distributors who resell the products for use in commercial, residential, and industrial construction and remodeling.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Genlyte and all majority-owned subsidiaries, after elimination of intercompany accounts and transactions. These statements include the accounts of Genlyte Thomas Group LLC ("GTG") from inception, August 30, 1998, through December 31, 2000. See note 3 regarding the formation of GTG. Investments in affiliates owned less than 50% are accounted for using the equity method, under which the Company's share of these affiliates' earnings is included in income as earned.

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

REVENUE RECOGNITION: In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The effective date of SAB 101 for the Company was the fourth quarter of 2000. SAB 101 had no impact on the Company's financial position or results of operations in 2000 because the Company had been in compliance with the guidance of SAB 101. The Company records sales revenue when products are shipped because that is the point when the customer accepts title and the risks and rewards of ownership. A provision for estimated returns and allowances is recorded as a sales deduction.

SHIPPING AND HANDLING COSTS: In compliance with Emerging Issues Task Force issue 00-10, the Company began in 2000 to include in net sales all amounts billed to customers that relate to shipping and handling. Previously, such revenue was netted against the related costs. The effect in 2000 was to reclassify $7,664 to net sales from selling and administrative expenses. Prior year statements of income have not been reclassified to conform to the 2000 classification, because the amounts are not material. The amounts of shipping and handling costs included in selling and administrative expenses were $52,805 in 2000, $40,814 in 1999, and $28,391 in 1998.

ADVERTISING COSTS: The Company expenses advertising costs principally as incurred. Certain catalog, literature, and display costs are amortized over their useful lives, from 6 to 36 months. Total advertising expenses were $12,221 in 2000, $13,416 in 1999, and $9,480 in 1998.

RESEARCH AND DEVELOPMENT COSTS: Research and development costs are expensed as incurred. These expenses were $8,510 in 2000, $8,086 in 1999, and $7,237 in 1998.

CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market and include materials, labor, and overhead. Inventories at December 31, consisted of the following:

                                 2000       1999
                               --------   --------
     Raw materials            $ 55,651   $ 46,717
     Work in process            13,484     14,027
     Finished goods             82,122     75,297
                              --------   --------
     Total inventories        $151,257   $136,041
                              ========   ========

Inventories valued using the last-in, first-out ("LIFO") method represented approximately 83% of total inventories at December 31, 2000 and 1999. Inventories not valued at LIFO (primarily inventories of Canadian operations) are valued using the first-in, first-out ("FIFO") method.

During 1998, the Company changed its method of accounting for certain inventories from the FIFO method to the LIFO method. This change was made to have a consistent method throughout the U.S. operations because the Thomas Lighting U.S. inventories, now consolidated with Genlyte through GTG, are valued using the LIFO method. This change increased net income by $507, or $.04 per diluted share, in 1998. The cumulative effect of this change was not reported in the 1998 consolidated statement of income because it is not determinable.

On a FIFO basis, which approximates current cost, inventories would have been $1,403 and $3,460 lower than reported at December 31, 2000 and 1999, respectively.

PROPERTY, PLANT AND EQUIPMENT: The Company provides for depreciation of property, plant and equipment, which also includes amortization of assets recorded under capital leases, on a straight-line basis over the estimated useful lives of the assets. Useful lives vary among the items in each classification, but generally fall within the following ranges:

     Land improvements                              10 - 25 years
     Buildings and leasehold improvements           10 - 40 years
     Machinery and equipment                         3 - 10 years

When the Company sells or otherwise disposes of property, plant and equipment, the asset cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the consolidated statements of income.

Leasehold improvements are amortized over the terms of the respective leases, or over their estimated useful lives, whichever is shorter.

Maintenance and repairs are expensed as incurred. Renewals and improvements are capitalized and depreciated or amortized over the remaining useful lives of the respective assets.

Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes.

GOODWILL: Cost in excess of net assets of businesses acquired prior to 1971 is not amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets, aggregating $165,884 as of December 31, 2000 and $132,587 as of December 31, 1999, is being amortized on a straight-line basis over periods ranging from 10 to 40 years. Accumulated amortization was $30,494 and $26,083 as of December 31, 2000 and 1999, respectively.

The Company periodically evaluates goodwill and other intangible assets to assess recoverability from future operations. An impairment would be recognized as expense if a permanent diminution in value occurred. In the opinion of management, no material diminution in value has occurred during the periods presented in these consolidated financial statements.

TRANSLATION OF FOREIGN CURRENCIES: Balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect as of the balance sheet date. The cumulative effects of such adjustments were $3,828 and $2,468 at December 31, 2000 and 1999, respectively, and have been charged to the cumulative foreign currency translation adjustment component of stockholders' investment. Income and expenses are translated at the average exchange rates prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts of cash equivalents, short-term borrowings, and long-term debt approximate fair value.

ACCOUNTING STANDARDS YET TO BE ADOPTED: Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), was issued in June 1998 and is effective for the Company beginning in 2001. Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133," was issued in June 2000 and is to be adopted concurrently with SFAS No. 133. The Company does not currently participate in any significant hedging activities, nor does it use any significant derivative financial instruments.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to the current year presentation. These changes had no impact on previously reported net income or stockholders' investment.

(3)  FORMATION OF GENLYTE THOMAS GROUP LLC
On August 30, 1998, Genlyte and Thomas Industries Inc. ("Thomas") completed the combination of the business of Genlyte with the lighting business of Thomas ("Thomas Lighting"), in the form of a limited liability company named Genlyte Thomas Group LLC ("GTG"). GTG manufactures, sells, markets, and distributes commercial, residential, and industrial lighting fixtures and controls. Genlyte contributed substantially all of its assets and liabilities to GTG and received a 68% interest in GTG. Thomas contributed substantially all of the assets and certain related liabilities of Thomas Lighting and received a 32% interest in GTG. The percentage interests in GTG issued to Genlyte and Thomas were based on arms-length negotiations between the parties with the assistance of their financial advisers.

Under the purchase method of accounting, Genlyte's majority ownership of GTG required the assets and liabilities contributed by Thomas to GTG to be valued at their fair values, as of the acquisition date, in the Company's consolidated financial statements. The fair values attributed to the Thomas assets and liabilities resulted from management's determination of purchase accounting adjustments and were based upon available information and certain assumptions that management considered reasonable under the circumstances. The resulting cost in excess of the fair market value of net assets contributed by Thomas (goodwill) of $32,412 is being amortized on a straight-line basis over 30 years. The assets contributed by Genlyte to GTG are reflected at their historical cost.

To the extent the actual net working capital contributed by Thomas Lighting exceeded the target net working capital, GTG paid Thomas the difference of $35,189. Of this amount, $34,175 was paid in 1998 and $1,014 was paid in 1999, based on an adjustment to the Thomas net working capital. The target net working capital was determined by a formula that considered Genlyte's adjusted net working capital, Thomas Lighting's net working capital, and Genlyte's net working capital as a percentage of net sales as of August 30, 1998.

The formation of GTG and the contribution of the net assets of Genlyte and Thomas Lighting to GTG in exchange for Genlyte's and Thomas' respective interests in GTG described above are referred to herein as the "Transaction."

Concurrent with the formation of GTG, Genlyte recognized an after-tax gain on the Transaction, which represents the excess of the fair market value of Thomas Lighting's contributed net assets over the historical book value of Genlyte's contributed net assets, net of deferred income taxes (as set forth in the table below): Because of the 1999 adjustment of $1,014 to the Thomas contribution referred to above, the after-tax gain initially recorded in 1998 was adjusted by $412 in 1999.

      68 percent of the fair value of
         Thomas Lighting                                      $93,859
      32 percent of the historical book value of
         Genlyte's net assets contributed to GTG               37,563
      Deferred income taxes                                    22,491
                                                              -------
      After-tax gain recognized by Genlyte on the formation
         of GTG                                               $33,805
                                                              =======

Subject to the provisions in the Genlyte Thomas Group LLC Agreement (the "LLC Agreement") regarding mandatory distributions described below, and the requirement of special approval in certain instances, distributions to Genlyte and Thomas (the "Members"), respectively, will be made at such time and in such amounts as determined by the GTG Management Board and shall be made in cash or other property in proportion to the Members' respective percentage interests. Notwithstanding anything to the contrary provided in the LLC Agreement, no distribution under the LLC Agreement shall be permitted to the extent prohibited by Delaware law.

The LLC Agreement requires that GTG make the following distributions to the
Members:

(i) a distribution to each Member, based on its percentage interest, for tax liabilities attributable to its participation as a Member of GTG based upon the effective tax rate of the Member having the highest tax rate; and

(ii) subject to the provisions of Delaware law and the terms of the primary GTG credit facility, distributions (exclusive of the tax distributions set forth above) to each of the Members so that Thomas receives at least an aggregate of $3,000 and Genlyte receives at least an aggregate of $6,375 per year beginning in 1999.

Also under the terms of the LLC Agreement, at any time on or after January 31, 2002, Thomas has the right (a "Put Right"), but not the obligation, to require GTG to purchase all, but not less than all, of Thomas's 32% interest at the appraised value of such interest. The appraised value shall be the fair market value of GTG as a going concern, taking into account a control premium, and determined by an appraisal process to be undertaken by recognized investment banking firms chosen initially by Genlyte and Thomas. If GTG cannot secure the necessary financing with respect to Thomas's exercise of its Put Right, then Thomas has the right to cause GTG to be sold. Also, at any time after Thomas exercises its Put Right, Genlyte has the right to cause GTG to be sold.

Also under the terms of the LLC Agreement, on or after the later to occur of (1) the final settlement or disposition of the litigation described in note 15 "Contingencies" or (2) January 31, 2002, either Member has the right, but not the obligation, to offer to buy the other Member's interest (the "Offer Right"). If the Members cannot agree on the terms, then GTG shall be sold to the highest bidder. Either Member may participate in the bidding for the purchase of GTG.

Complete details of the Put Right, Offer Right, and appraisal process can be found in the proxy statement pertaining to the formation of GTG, filed with the Securities and Exchange Commission by Genlyte on July 23, 1998.

The operating results of GTG have been included in Genlyte's consolidated financial statements since August 30, 1998. On an unaudited pro forma basis, assuming the Transaction described above had occurred at the beginning of 1998, Genlyte's results would have been:

                            Actual       Actual     Pro Forma
                             2000         1999         1998
                          ----------   ----------   ----------
     Net sales            $1,007,706   $  978,302   $  929,123
     Net income               36,304       32,781       26,334
     Earnings per share   $     2.68   $     2.37   $     1.92
                          ==========   ==========   ==========

The pro forma results do not purport to state exactly what Genlyte's results of operations would have been had the Transaction in fact been consummated as of the assumed date and for the period presented.

(4)  INVESTMENT IN FIBRE LIGHT AND ACQUISITION OF LEDALITE
On May 10, 1999, GTG acquired a 2% interest (with rights to acquire an additional 6%) in Fibre Light International, based in Australia. Fibre Light International is in the business of commercializing fiber optic lighting technology. The two companies then formed a jointly owned limited liability company named Fibre Light U.S. LLC ("Fibre Light"), of which GTG owns 80%. Fibre Light manufactures, markets, and sells fiber optic lighting systems in the U.S. On July 5, 2000, GTG acquired an additional 2% interest in Fibre Light International.

On June 30, 1999, GTG acquired the assets and liabilities of privately held Ledalite Architectural Products Inc. ("Ledalite"), located in Vancouver, Canada. Ledalite designs, manufactures, and sells architectural linear lighting systems for offices, schools, transportation facilities, and other commercial buildings.

The original purchase prices of these acquisitions totaled $31,469 in 1999 (including costs of acquisition), consisting of approximately $8.5 million in cash payments and approximately $23 million in borrowings. In 2000, an additional $424 was paid to Ledalite's owners based on Ledalite's 1999 earnings performance.

The Ledalite acquisition has been accounted for using the purchase method of accounting. The excess of the total purchase price over the fair market value of net assets acquired (goodwill) of $26,463 is being amortized on a straight-line basis over 30 years.

The operating results of Fibre Light and Ledalite have been included in the Company's consolidated financial statements since the respective dates of acquisition. On an unaudited pro forma basis, assuming these acquisitions had occurred at the beginning of 1999 and 1998, the Company's results would have been:

                            Actual     Pro Forma    Pro Forma
                             2000         1999         1998
                          ----------   ----------   ----------
     Net sales            $1,007,706   $  990,326   $  686,069
     Net income               36,304       32,492       25,913
     Earnings per share   $     2.68   $     2.35   $     1.89
                          ==========   ==========   ==========

The pro forma results do not purport to state exactly what the Company's results of operations would have been had the acquisitions in fact been consummated as of the assumed dates and for the periods presented.

(5)  ACQUISITIONS OF TRANSLITE SONOMA AND CHLORIDE SYSTEMS
As of September 14, 2000, the Company acquired Translite Limited ("Translite Sonoma"), a San Carlos, California based manufacturer of low-voltage cable and track lighting systems and decorative architectural glass lighting. Earlier in 2000, Translite Limited had expanded its operations by merging with Sonoma Lighting Limited, which had been a manufacturer of decorative architectural glass lighting. The Company purchased all of the outstanding capital stock of Translite Limited for $6,427 (including costs of acquisition), borrowing $5,000 from the revolving credit facility and funding the remainder from cash on hand.

As of October 1, 2000, the Company acquired the assets of the emergency lighting business of Chloride Power Electronics Incorporated ("Chloride Systems") from the Chloride Group, PLC, in London, England. The purchase includes the U.S. Chloride Systems and LightGuard emergency lighting brands. The purchase price was $52,324 in cash plus the assumption of approximately $2,800 in liabilities. The revolving credit facility was used to borrow $35,000 and cash on hand was used to pay the remaining $17,324.

The Translite Sonoma and Chloride Systems acquisitions have been accounted for using the purchase method of accounting. The preliminary determination of the excess of the purchase price over the fair market value of net assets acquired (goodwill) of $6,692 for Translite Sonoma and $23,016 for Chloride Systems is being amortized on a straight-line basis over 30 years. The fair market value of net assets acquired from Chloride Systems included $23,000 in intangible assets for license and non-competition agreements, which are being amortized over 30 years. The determination of the fair market values as reflected in the balance sheet is subject to change, with a final determination no later than one year after the acquisition dates.

The operating results of Translite Sonoma and Chloride Systems have been included in the Company's consolidated financial statements since the respective dates of acquisition. On an unaudited pro forma basis, assuming these acquisitions had occurred at the beginning of 2000 and 1999, the Company's results would have been:

                          Pro Forma    Pro Forma
                             2000         1999
                          ----------   ----------
     Net sales            $1,035,139   $1,011,778
     Net income               36,270       33,085
     Earnings per share   $     2.65   $     2.39
                          ==========   ==========

The pro forma results do not purport to state exactly what the Company's results of operations would have been had the acquisitions in fact been consummated as of the assumed dates and for the periods presented, nor are they necessarily indicative of future consolidated results.

(6)  EARNINGS PER SHARE
"Basic earnings per share" represents net income divided by the weighted-average number of common shares outstanding during the period. "Diluted earnings per share" represents net income divided by the weighted-average number of common shares outstanding during the period, adjusted for the incremental dilution of outstanding stock options.

(Amounts in thousands)                                    2000     1999     1998
---------------------                                    ------   ------   ------
Average common shares outstanding                        13,557   13,831   13,671
Incremental common shares issuable: Stock option plans      118       18       19
                                                         ------   ------   ------
Average common shares outstanding assuming dilution      13,675   13,849   13,690
                                                         ======   ======   ======

(7)  INCOME TAXES
The Company accounts for income taxes using the asset and liability method as prescribed by Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Using the enacted tax rates in effect for the years in which the differences are expected to reverse, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of an asset or liability.

The components of income before income taxes and the provisions for income taxes for the years ended December 31 were as follows:

                                    2000       1999       1998
                                  --------   --------   --------
Income before income taxes:
Domestic                          $ 46,793   $ 46,974   $ 41,867
Foreign                             15,313     10,035      5,081
                                  --------   --------   --------
Income before income taxes        $ 62,106   $ 57,009   $ 46,948
                                  ========   ========   ========

Income tax provision (benefit):
Domestic:
     Currently payable            $ 16,964   $ 19,658   $ 18,457
     Deferred                        3,200         89       (329)
Foreign:
    Currently payable                4,063      3,839      1,871
    Deferred                         1,575        642        189
                                  --------   --------   --------
Income tax provision              $ 25,802   $ 24,228   $ 20,188
                                  ========   ========   ========

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:

                                                       2000    1999    1998
                                                       ----    ----    ----
Statutory federal rate                                 35.0%   35.0%   35.0%
State income taxes, net of federal tax benefits         3.3%    3.1%    4.6%
Minority interest share of foreign taxes                1.2%    1.4%    0.8%
Nondeductible portion of amortization and expenses      1.4%    1.1%    1.0%
Other                                                   0.6%    1.9%    1.6%
                                                       ----    ----    ----
Effective income tax rate                              41.5%   42.5%   43.0%
                                                       ====    ====    ====

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Significant temporary differences creating deferred tax assets and liabilities at December 31 follow:

                                                  2000      1999
                                                 -------   -------
Deferred tax assets:
    Allowance for doubtful accounts receivable   $ 2,856   $ 3,297
    Inventory reserves                             8,166     5,281
    Accrued compensation expenses                  8,145     7,719
    Other                                            890     4,270
                                                 -------   -------
Total deferred tax assets                        $20,057   $20,567

Deferred tax liabilities:
    Accelerated depreciation                     $ 5,110   $ 6,330
    Gain on formation of GTG                      22,491    22,491
    Other                                          2,675     1,254
                                                 -------   -------
Total deferred tax liabilities                    30,276    30,075
                                                 -------   -------
Net deferred tax liability                       $10,219   $ 9,508
                                                 =======   =======

Classification:
    Current asset                                $22,289   $22,289
    Net long-term liability                       32,508    31,797
                                                 -------   -------
Net deferred tax liability                       $10,219   $ 9,508
                                                 =======   =======

Deferred tax assets and liabilities are classified as current or long-term according to the related asset and liability classification of the item generating the deferred tax.

Undistributed earnings of non-U.S. subsidiaries and joint venture companies aggregated $42 million on December 31, 2000 which, under existing law, will not be subject to U.S. tax until distributed as dividends. Since the earnings have been or are intended to be indefinitely reinvested in foreign operations, no provision has been made for any U.S. taxes that may be applicable thereto. Furthermore, the taxes paid to foreign governments on those earnings may be used in whole or in part as credits against the U.S. tax on any dividends distributed from such earnings. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

(8)  LONG-TERM DEBT
Long-term debt at December 31 consisted of the following:

                                 2000      1999
                               -------   -------
Revolving credit notes         $ 8,000   $    --
Canadian dollar notes           19,015    20,772
Industrial revenue bonds        18,100    10,500
Loan payable to Thomas          22,287    22,287
Capital leases and other         1,911     2,052
                               -------   -------
                                69,313    55,611
Less: current maturities         2,661     1,647
                               -------   -------
Total long-term debt           $66,652   $53,964
                               =======   =======

GTG has a $150,000 revolving credit agreement (the "Facility") with various banks that matures in 2003. Under the most restrictive borrowing covenant, which is the fixed charge coverage ratio, GTG could incur approximately $27,000 in additional fixed charges.

Total borrowings under the Facility as of December 31, 2000 and 1999, were $8,000 and $0, respectively. Outstanding borrowings bear interest at the option of GTG based on the bank's base rate or the LIBOR rate plus a spread as determined by total indebtedness. In addition, at December 31, 2000, GTG had outstanding approximately $46 million of letters of credit, which reduce the amount available to borrow under the Facility.

The amount outstanding under the Facility is secured, if requested by the banking group, by liens on domestic accounts receivable, inventories, and machinery and equipment, as well as the investments in certain subsidiaries of GTG. The net book value of assets subject to lien at December 31, 2000 was $302,104.

GTG has $19,015 of borrowings through its Canadian subsidiary Genlyte Thomas Group Nova Scotia ULC. These borrowings will be repaid in installments in each of the next four years. Interest rates on these borrowings can be either the Canadian prime rate or the Canadian LIBOR rate plus a spread of 50 basis points. These borrowings are backed by the letters of credit mentioned above.

GTG has $18,100 of variable rate demand Industrial Revenue Bonds that mature during 2009 to 2020. The average borrowing rate on these bonds was 4.2% in 2000 and 3.3% in 1999. These bonds are backed by the letters of credit mentioned above.

The unsecured loan payable to Thomas accrues interest quarterly based on the 90 day LIBOR rate plus a spread as determined by the Facility. This loan can be prepaid in whole or in part without penalty and matures in 2003.

The annual maturities of long-term debt are summarized as follows:

           Year ending December 31
           -------------------------------------------------------------
           2001                                               $    2,661
           2002                                                    3,491
           2003                                                   34,604
           2004                                                   10,278
           2005                                                      179
           Thereafter                                             18,100
                                                              ----------
           Total long-term debt                               $   69,313
                                                              ==========

(9)  STOCK OPTIONS
The Genlyte 1998 Stock Option Plan (the "Plan") was established for the benefit of key employees of GTG and directors of Genlyte. The Plan replaced the 1988 stock option plan, options under which are currently outstanding. The Plan provides that an aggregate of 2,000,000 shares of Genlyte common stock may be granted as nonqualified stock options, provided that no options may be granted if the number of shares of Genlyte common stock that may be issued upon the exercise of outstanding options would exceed the lesser of 1,700,000 shares of Genlyte common stock or 10% of the issued and outstanding shares of Genlyte common stock.

The option exercise prices are established by the Board of Directors of Genlyte and cannot be less than the higher of the book value or the fair market value of a share of common stock on the date of the grant. Options become exercisable at the rate of 50% per year commencing two years after the date of the grant.

Transactions under the 1998 and 1988 Stock Option Plans are summarized below:

                                                     Weighted Average
                                                      Exercise Price
                                     Shares              Per Share
                                ----------------    -------------------

Outstanding December 31, 1997         710,950            $   9.63
           Granted                    235,960               20.03
           Exercised                 (146,950)               6.27
           Canceled                   (44,625)              13.54
Outstanding December 31, 1998         755,335               13.30
           Granted                    202,550               19.55
           Exercised                 (152,800)               7.58
           Canceled                   (45,175)              17.67
Outstanding December 31, 1999         759,910               15.86
           Granted                     97,700               20.32
           Exercised                 (145,175)               9.66
           Canceled                   (24,023)              16.67
Outstanding December 31, 2000         688,412               17.79
Exercisable at End of Year
           December 31, 1998          279,750                7.72
           December 31, 1999          289,450               10.27
           December 31, 2000          306,764               15.21

The weighted average fair values of options granted in 2000, 1999, and 1998 were $10.02, $9.51, and $10.05, respectively. The options outstanding at December 31, 2000 have a weighted average remaining contractual life of 4.2 years.

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                   2000     1999     1998
                                   ----     ----     ----
     Risk free interest rate       6.49%    5.78%    4.74%
     Expected life, in years       6.0      6.0      5.9
     Expected volatility          40.2     40.5     45.6
     Expected dividends             --       --       --

The Black-Scholes pricing model was developed for use in estimating the fair value of non-traded options that have a seven-year vesting restriction. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because Genlyte's stock options have characteristics different from those of traded options, and changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measurement of the fair value of Genlyte's stock options.

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

                                                       2000      1999      1998
                                                     -------   -------   -------

Net income                             As reported   $36,304   $32,781   $26,760
                                       Pro forma      35,731    31,673    25,431
Earnings per share - basic             As reported      2.68      2.37      1.96
                                       Pro forma        2.64      2.29      1.86
Earnings per share - diluted           As reported      2.65      2.37      1.95
                                       Pro forma        2.61      2.29      1.86

(10)  PREFERRED STOCK PURCHASE RIGHTS
On September 13, 1999, Genlyte declared a dividend, as of the expiration (September 18, 1999) of the rights issued under the Stockholder Rights Plan dated as of August 29, 1989, of one preferred stock purchase right for each outstanding share of Genlyte's common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of junior participating cumulative preferred stock at a price of $105.00 per share. The preferred stock purchased upon exercise of the rights will have a minimum preferential quarterly dividend of $25.00 per share and a minimum liquidation payment of $100.00 per share. Each share of preferred stock will have one hundred votes.

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

(11)  RETIREMENT PLANS
The Company has defined benefit plans which cover the majority of its full-time employees. The Company uses September 30 as the measurement date for the retirement plan disclosure. The Company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act. The plans' assets consist primarily of stocks and bonds. Pension costs for all Company defined benefit plans are actuarially computed. The Company also has other defined contribution plans, including those covering certain former Genlyte and Thomas employees.

The amounts included in the accompanying consolidated balance sheets based on the funded status of the defined benefit plans at September 30, 2000 and 1999 for the U.S. and Canadian Plans follow:

                                                                U.S. Plans               Canadian Plans
                                                             2000         1999         2000         1999
                                                           --------     --------     --------     --------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations, beginning                             $ 73,927     $ 81,097     $  4,530     $  4,562
Service cost                                                  1,348        2,310          169          252
Interest cost                                                 5,412        5,358          359          339
Benefits paid                                                (5,179)      (4,101)        (364)        (221)
Member contributions                                             --           --          153           --
Amendments                                                    1,426           --           --           38
Curtailment gain                                             (1,146)          --           --           --
Other - primarily actuarial (gain) loss                       2,838      (10,737)        (189)        (440)
                                                           --------     --------     --------     --------
Benefit obligations, ending                                $ 78,626     $ 73,927     $  4,658     $  4,530
                                                           ========     ========     ========     ========

CHANGE IN PLAN ASSETS
Plan assets at fair value, beginning                       $ 73,377     $ 68,902     $  5,496     $  5,030
Actual return on plan assets                                  7,837        6,965          887           80
Employer contributions                                        3,049        1,611          534          123
Member contributions                                             --           --          153          148
Benefits paid                                                (5,179)      (4,101)        (364)        (221)
Other                                                            --           --         (303)         336
                                                           --------     --------     --------     --------
Plan assets at fair value, ending                          $ 79,084     $ 73,377     $  6,403     $  5,496
                                                           ========     ========     ========     ========

FUNDED STATUS OF THE PLANS
Plan assets in excess of (less than) benefit obligations
                                                           $    458     $   (550)    $  1,745     $    966
Unrecognized transition obligation at adoption                   --          200          (30)         (33)
Unrecognized actuarial gain                                 (10,371)     (11,563)      (1,139)        (718)
Unrecognized prior service cost                               2,759        2,024          102          110
Contributions subsequent to measurement date                    862          946           72          259
                                                           --------     --------     --------     --------
Net pension asset (liability)                              $ (6,292)    $ (8,943)    $    750     $    584
                                                           ========     ========     ========     ========

BALANCE SHEET ASSET (LIABILITY)
Accrued pension liability                                  $(12,480)    $(13,763)    $     --     $     --
Prepaid pension cost                                          4,242        4,468          750          584
Intangible asset                                              1,833          339           --           --
Accumulated other comprehensive income                          113           13           --           --
                                                           --------     --------     --------     --------
Net asset (liability) recognized                           $ (6,292)    $ (8,943)    $    750     $    584
                                                           ========     ========     ========     ========

WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                                                  7.75%        7.75%        7.75%        7.75%
Rate of compensation increase                                  4.00%        4.00%        4.00%        4.00%
Expected return on plan assets                                 9.00%        8.50%        7.75%        7.75%

                                                           U.S. Plans
                                                   2000       1999       1998
                                                  -------    -------    -------
COMPONENTS OF NET PERIODIC BENEFIT COSTS
Service cost                                      $ 1,348    $ 2,310    $ 1,789
Interest cost                                       5,412      5,358      4,281
Expected return on plan assets                     (5,898)    (5,536)    (3,800)
Amortization of transition amounts                    102        181         18
Amortization of prior service cost                    220        293        345
Recognized actuarial (gain) loss                     (295)        60        202
Net gain due to curtailment and settlement           (580)        --         --
                                                  -------    -------    -------
Net pension expense of defined benefit plans          309      2,666      2,835
Defined contribution plans                          2,665      1,574        623
Multi-employer plans for certain union employees      327        274        245
                                                  -------    -------    -------
Total benefit costs                               $ 3,301    $ 4,514    $ 3,703
                                                  =======    =======    =======

                                                         Canadian Plans
                                                   2000       1999       1998
                                                  -------    -------    -------
COMPONENTS OF NET PERIODIC BENEFIT COSTS
Service cost                                      $   169    $   252    $   211
Interest cost                                         359        339        295
Expected return on plan assets                       (427)      (368)      (315)
Amortization of transition amounts                     (3)        (6)        (5)
Amortization of prior service cost                      7          5          5
Recognized actuarial (gain) loss                      (10)        (1)         2
                                                  -------    -------    -------
Net pension expense of defined benefit plans           95        221        193
Defined contribution plans                            196        152         59
                                                  -------    -------    -------
Total benefit costs                               $   291    $   373    $   252
                                                  =======    =======    =======

A summary of the plans in which benefit obligations and accumulated benefit obligations exceed fair value of assets follows:

                                   2000      1999
                                 -------   -------

Benefit obligation               $13,230   $ 6,830
Accumulated benefit obligation    13,230     6,569
Plan assets at fair value          9,929     3,470

Effective January 1, 2000 the Company has frozen the salaried pension plan of certain employees. These employees are eligible for Company matching on their 401(k) contributions as well as being a participant in the GTG Retirement Savings and Investment Plan. This resulted in a curtailment credit of $603, which is a reduction of net pension expense in 2000.

(12)         POST-RETIREMENT PLANS
The Company provides post-retirement medical and life insurance benefits for certain retirees and employees, and accrues the cost of such benefits during the service lives of such employees.

The amounts included in the accompanying consolidated balance sheets for the post-retirement benefit plans based on the funded status at September 30, 2000 and December 31, 1999, follow:

                                              2000       1999
                                            -------    -------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations, beginning              $ 4,151    $ 3,657
Service cost                                     36         39
Interest cost                                   303        294
Benefits paid                                  (472)      (413)
Other - primarily actuarial loss                  1        574
                                            -------    -------
Benefit obligations, ending                 $ 4,019    $ 4,151
                                            =======    =======

FUNDED STATUS OF THE PLANS
Plan assets less than benefit obligations   $(4,019)   $(4,151)
Unrecognized actuarial loss                     564        574
                                            -------    -------
Accrued liability                           $(3,455)   $(3,577)
                                            =======    =======

Employer contributions                      $   472    $   413
Benefits paid                               $  (472)   $  (413)

                                           2000   1999   1998
                                           ----   ----   ----
COMPONENTS OF NET PERIODIC BENEFIT COSTS
Service costs                              $ 36   $ 39   $  8
Interest costs                              303    294     83
Recognized actuarial loss                    10     --     69
                                           ----   ----   ----
Net expense of post-retirement plans       $349   $333   $160
                                           ====   ====   ====

The assumed discount rate used in measuring the obligations as of September 30, 2000 and 1999 was 7.75%. The assumed health care cost trend rate for 2000 was 7%, declining to 4.5% in 2006. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation at September 30, 2000 by approximately $300, and the 2000 post-retirement benefit expense by approximately $28.

(13)  ACCRUED EXPENSES
Accrued expenses at December 31 consisted of the following:

                                        2000      1999
                                      -------   -------
Employee related costs and benefits   $30,038   $30,267
Advertising and sales promotion        10,018     8,331
Income and other taxes payable          7,786     9,043
Other accrued expenses                 28,254    32,360
                                      -------   -------
Total accrued expenses                $76,096   $80,001
                                      =======   =======

(14)  LEASE COMMITMENTS
The Company rents office space, equipment, and computers under non-cancelable operating leases. Rental expense for operating leases during 2000, 1999 and 1998 amounted to $7,764, $6,184, and $4,229, respectively. One division of the Company also rents manufacturing and computer equipment and software under agreements that are classified as capital leases.

Future required minimum lease payments as of December 31, 2000 were as follows:

                                                   Operating    Capital
                                                    Leases      Leases
                                                   ---------   ---------

     2001                                          $   8,378   $     561
     2002                                              5,102         425
     2003                                              3,675         224
     2004                                              2,171         167
     2005                                              1,738         144
     Thereafter                                        5,535          --
                                                   ---------   ---------
     Total minimum lease payments                  $  26,599   $   1,521
                                                   =========
     Less amount representing interest                               197
                                                               ---------
     Present value of net minimum lease payments               $   1,324
                                                               =========

The Company entered into a $20 million synthetic lease agreement to finance the land and building for a 300,000 square foot manufacturing facility in San Marcos, Texas that is expected to open in 2002. As of December 31, 2000, approximately $1 million had been advanced under this agreement. A synthetic lease is accounted for as an operating lease.

(15)  CONTINGENCIES
Genlyte was named as one of a number of corporate and individual defendants in an adversary proceeding filed on June 8, 1995, arising out of the Chapter 11 bankruptcy filing of Keene Corporation ("Keene"). Except for the last count, as discussed below, the claims and causes of action set forth in the June 8, 1995 complaint (the "complaint") are substantially the same as were brought against Genlyte in the U.S. District Court in New York in August 1993 (which original proceeding was permanently enjoined as a result of Keene's reorganization plan). The complaint is being prosecuted by the Creditors Trust created for the benefit of Keene's creditors (the "Trust"), seeking from the defendants, collectively, damages in excess of $700 million, rescission of certain asset sale and stock transactions, and other relief. With respect to Genlyte, the complaint (some of the claims of which have since been restricted, as noted below) principally maintains that certain lighting assets of Keene were sold to a predecessor of Genlyte in 1984 at less than fair value, while both Keene and Genlyte were wholly-owned subsidiaries of Bairnco Corporation ("Bairnco"). The complaint also challenges Bairnco's spin-off of Genlyte in August 1988. Other allegations are that Genlyte, as well as other corporate defendants, are liable as corporate successors to Keene. The complaint fails to specify the amount of damages sought against Genlyte. The complaint also alleges a violation of the Racketeer Influenced and Corrupt Organizations Act ("RICO").

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

(16)  RELATED-PARTY TRANSACTIONS
The Company in the normal course of business has transactions with Thomas. These transactions consist primarily of interest payments under the loan discussed in note 8 "Long-term Debt" and reimbursement for shared corporate expenses such as rent, office services, professional services, and shared personnel.

The Company had related party payables to Thomas of $199 and $652 as of December 31, 2000 and 1999, respectively.

For the years ended December 31, 2000 and 1999, and for the period from the inception of GTG, August 30, through December 31, 1998, the Company had the following related party transactions:

                                            2000     1999     1998
                                           ------   ------   ------
     Payments to Thomas for:
     Interest under the loan agreement     $1,543   $1,281   $  461
     Reimbursement of corporate expenses      515      496      173

(17)  SEGMENT REPORTING
In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company's reportable operating segments include the Commercial Segment, the Residential Segment, and the Industrial and Other Segment. Intersegment sales are eliminated in consolidation and therefore not presented in the table below.


Operating Segments:
                                                                       Industrial
2000                                       Commercial   Residential    and Other       Total
----                                      -----------   -----------   -----------   -----------
     Net sales                            $   724,350   $   137,838   $   145,518   $ 1,007,706
     Operating profit                          67,952        10,897        13,771        92,620
     Assets                                   457,920        86,470        91,493       635,883
     Depreciation and amortization             18,197         3,739         3,728        25,664
     Expenditures for plant & equipment        20,389         3,424         4,610        28,423

                                                                       Industrial
1999                                       Commercial   Residential    and Other       Total
----                                      -----------   -----------   -----------   -----------
     Net sales                            $   689,167   $   145,040   $   144,095   $   978,302
     Operating profit                          65,938         7,898        13,025        86,861
     Assets                                   391,493        96,007        88,210       575,710
     Depreciation and amortization             16,595         3,532         3,708        23,835
     Expenditures for plant & equipment        14,399         3,023         3,092        20,514

                                                                       Industrial
1998                                       Commercial   Residential    and Other       Total
----                                      -----------   -----------   -----------   -----------
     Net sales                            $   463,761   $   102,327   $    98,007   $   664,095
     Operating profit                          44,565         5,439         9,286        59,290
     Assets                                   344,629        76,041        72,831       493,501
     Depreciation and amortization             10,522         2,321         2,223        15,066
     Expenditures for plant & equipment        12,176         2,687         2,573        17,436

(18)  GEOGRAPHICAL INFORMATION
The Company has operations throughout North America. Information about the Company's operations by geographical area for the years ended December 31, 2000, 1999 and 1998 follows. Foreign balances represent primarily Canada and some Mexico.

2000                                         U.S.       Foreign       Total
----                                      ----------   ----------   ----------
     Net sales                            $  870,209   $  137,497   $1,007,706
     Operating profit                         76,428       16,192       92,620
     Assets                                  503,987      131,896      635,883
     Depreciation and amortization            19,749        5,915       25,664
     Expenditures for plant & equipment       19,923        8,500       28,423

1999                                         U.S.       Foreign       Total
----                                      ----------   ----------   ----------
     Net sales                            $  855,199   $  123,103   $  978,302
     Operating profit                         73,719       13,142       86,861
     Assets                                  441,008      134,702      575,710
     Depreciation and amortization            19,178        4,657       23,835
     Expenditures for plant & equipment       16,506        4,008       20,514

1998                                         U.S.       Foreign       Total
----                                      ----------   ----------   ----------
     Net sales                            $  578,308   $   85,787   $  664,095
     Operating profit                         52,807        6,483       59,290
     Assets                                  433,204       60,297      493,501
     Depreciation and amortization            12,613        2,453       15,066
     Expenditures for plant & equipment       11,088        6,348       17,436


(19)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
                                                      Quarter
2000                       1st             2nd             3rd             4th          Full Year
----                  -------------   -------------   -------------   -------------   -------------
Net sales             $     246,360   $     253,214   $     259,292   $     248,840   $   1,007,706
Operating profit             19,928          21,938          24,345          26,409          92,620
Net income                    7,654           8,621           9,871          10,158          36,304
Earnings per share:
     Basic                      .56             .64             .73             .77            2.68
     Diluted                    .55             .63             .73             .76            2.65
Market price
     High                     22.44           22.75           25.56           28.00           28.00
     Low                      18.97           18.13           21.25           22.88           18.13

                                                      Quarter
1999                       1st             2nd             3rd             4th          Full Year
----                  -------------   -------------   -------------   -------------   -------------
Net sales             $     237,476   $     243,645   $     257,811   $     239,370   $     978,302
Operating profit             18,912          21,044          24,276          22,629          86,861
Net income                    6,955           7,860           9,258           8,708          32,781
Earnings per share:
     Basic                      .50             .57             .67             .63            2.37
     Diluted                    .50             .57             .66             .63            2.37
Market price
     High                     19.38           23.56           26.00           25.88           26.00
     Low                      16.00           16.50           21.44           20.13           16.00