Form 10-K, Exhibit 13
period 2001-12-31
GENLYTE GROUP INC
filed 2002-03-20
CIK 833076

QuickLinks -- Click here to rapidly navigate through this document

2001 Financial Review

Contents
Management's Discussion and Analysis	3
Report of Independent Public Accountants	9
Consolidated Financial Statements	10
Notes to Consolidated Financial Statements	14
Stockholder Information
Board of Directors and Executive Committee	IBC

Selected Financial Data

The Genlyte Group Incorporated & Subsidiaries

	2001	2000	1999	1998	1997
	(Amounts in Thousands, Except Per Share Data)
Summary of Operations
Net sales	$985,176	1,007,706	978,302	664,095	487,961
Gross profit	$348,594	356,402	332,730	231,344	169,405
Operating profit	$92,687	92,620	86,861	59,290	37,621
Interest expense, net	$3,347	3,922	4,584	3,857	4,085
Minority interest	$27,105	26,592	25,268	8,485	—
Income before income taxes	$62,235	62,106	57,009	46,948	33,536
Income tax provision	$24,895	25,802	24,228	20,188	14,423
Net income	$37,340	36,304	32,781	26,760	19,113
Return on:
Net sales	3.8%	3.6%	3.4%	4.0%	3.9%
Average stockholders' equity	15.2%	16.9%	17.8%	19.8%	20.4%
Average capital employed	12.5%	13.1%	13.5%	14.6%	14.6%
Year-end Position
Working capital	$203,581	172,174	175,702	180,032	81,961
Net property, plant and equipment	$110,447	113,001	104,989	105,679	59,618
Total assets	$637,802	635,491	575,710	493,501	254,028
Capital employed:
Total debt	$40,273	69,313	55,611	62,986	32,785
Stockholders' equity	$262,565	227,165	202,542	166,232	103,729

Total capital employed	$302,838	296,478	258,153	229,218	136,514

Per Share Data
Net income:
Basic	$2.80	2.68	2.37	1.96	1.46
Diluted	$2.77	2.65	2.37	1.95	1.42
Stockholders' equity per average diluted share outstanding	$19.49	16.61	14.63	12.14	7.72
Market range:
High	$34.93	28.00	26.00	28.38	21.38
Low	$23.38	18.13	16.00	15.75	9.88
Other Data
Orders on hand	$94,989	95,887	102,080	90,474	54,206
Depreciation and amortization	$28,172	25,664	23,835	15,066	12,156
Capital expenditures	$20,250	28,423	20,514	17,436	11,597
Average shares outstanding(*)	13,475	13,675	13,849	13,690	13,436
Current ratio	2.3	2.0	2.0	2.3	1.9
Interest coverage ratio	19.6	16.8	13.4	13.2	9.2
Debt to total capital employed	13.3%	23.4%	21.5%	27.5%	24.0%
Number of stockholders	1,161	1,225	1,329	1,459	1,567
Average number of employees	5,331	5,475	5,343	3,671	2,767
Average sales per employee	$185	184	183	181	176

(*) including incremental common shares issuable under stock option plans

Management's Discussion and Analysis

The Genlyte Group Incorporated & Subsidiaries

        Note: Throughout this discussion the term "Company" as used herein refers to The Genlyte Group Incorporated, including the consolidated results of The Genlyte Group Incorporated and all majority-owned subsidiaries.

Results of Operations

        Net sales for 2001 were $985 million, decreasing by $23 million, or 2.2% from 2000. Net sales for 2000 were 3.0% higher than 1999. The 2001 net sales included the operations of Translite Sonoma and Chloride Systems for a full year, whereas the 2000 net sales only included their operations subsequent to their acquisitions on September 14 and October 1, 2000, respectively. The 2000 net sales included the operations of Fibre Light and Ledalite for a full year, whereas the 1999 results included the results of Fibre Light subsequent to its formation on May 10, 1999, and Ledalite subsequent to its acquisition on June 30, 1999. Excluding the acquisitions of Translite Sonoma, Chloride Systems, Fibre Light, and Ledalite, net sales for 2001 would have been 5.3% lower than 2000, which would have been 1.7% higher than 1999.

        The general economic slowdown that began in the fourth quarter of 2000 and turned into a recession by the third quarter of 2001 negatively impacted the Company's sales in the commercial and industrial markets. Sales remained slightly ahead of the 2000 pace through August, but deteriorating market conditions, exacerbated by the terrorist attacks in September, resulted in 2001 fourth quarter sales being 7.0% less than 2000 fourth quarter sales. Intense competitive pressure and market softness in commercial construction resulted in reduced sales in the stock and flow goods businesses. Products that sell in architectural markets and residential markets did better than stock and flow goods. In addition, the weakening of the Canadian dollar during 2001 compared to 2000 decreased U.S. dollar sales of Canadian operations approximately $6.5 million.

        Intense competitive pressure and some market softening in the stock and flow goods businesses put downward pressure on net sales in 2000 as well. However, sales in the architectural specification markets were strong. Net sales in 2000 were negatively impacted by three primary factors. First, in the Commercial segment, by management's decision not to participate in some low margin fluorescent business. Second, in the Residential segment, by continuing the strategy to withdraw from lower margin do-it-yourself business. Third, the Company experienced some manufacturing disruptions and service problems while executing the production transfers from the Milan, Illinois facility to San Marcos, Texas and from Kent, Washington to Langley, British Columbia. The production transfers were fully completed by December 31, 2000 and service levels returned to normal in 2001.

        The Company does business primarily in the commercial lighting markets, with 72.3% of its 2001 net sales coming from this segment. This percentage is up slightly from 71.9% in 2000 and 70.4% in 1999. Recent acquisitions of Chloride Systems and Ledalite are included in the Commercial segment. Net sales for the Commercial segment in 2001 decreased 1.6% from 2000 net sales, which were 5.1% higher than 1999 net sales. Excluding the acquisitions of Chloride Systems and Ledalite, Commercial segment net sales for 2001 would have been 4.8% lower than 2000, which would have been 3.3% higher than 1999.

        Net sales in the Residential segment have been declining in absolute terms and as a percentage of total Company net sales, because of the strategy to withdraw from the do-it-yourself business and concentrate on higher margin business. Net sales for the Residential segment in 2001 decreased 2.6% from 2000 net sales, which were 5.0% lower than 1999. Residential sales represented the following percentages of total Company sales: 13.6% in 2001, 13.7% in 2000, and 14.8% in 1999. The strategy has improved the segment's overall profitability, as operating profit as a percentage of net sales was 9.6% in 2001, compared to 7.9% in 2000 and 5.4% in 1999.

        The Industrial and Other segment accounts for all remaining net sales and also has been declining slightly as a percentage of total Company net sales: 14.1% in 2001, 14.4% in 2000, and 14.8% in 1999. Net sales for the Industrial and Other segment in 2001 decreased 5.0% from 2000 net sales, which were 1.0% higher than 1999. The decrease in 2001 net sales is attributable to significantly decreased sales to one customer. However, the Company does not have any customers that constitute as much as 10% of total net sales. Except for the impact of possible future acquisitions, management does not expect a significant change in the ratio of each segment's net sales to total Company net sales in the foreseeable future.

        Management does not expect significant improvement in the overall economy nor in the markets the Company serves until the second half of 2002, and therefore expects the Company's net sales during the first half of 2002 to be lower than 2001. Housing starts have remained stronger than management anticipated, but commercial construction continues to soften.

        Net income for 2001 was $37.3 million ($2.77 per diluted share), a 2.9% increase over 2000 net income of $36.3 million ($2.65 per diluted share), which was a 10.7% increase over 1999 net income of $32.8 million ($2.37 per diluted share). Excluding the acquisitions of Translite Sonoma, Chloride Systems, Fibre Light, and Ledalite, net income for 2001 would have been $36.3 million (0.4% higher than 2000), and for 2000 would have been $37.1 million (13.4% higher than 1999). The Company was able to increase net income in 2001 despite lower sales because of lower selling and administrative expenses, lower interest expense, and a lower effective income tax rate. The 2001 net income included two non-recurring items that offset each other—a $0.4 million after-tax write-off of an investment in Source Alliance (an electrical industry internet based supply source start-up) and a $0.4 million after-tax gain on the sale of the Hopkinsville distribution center. In 2000, the Company was able to increase net income by a larger percentage than the increase in net sales because of a higher gross profit percentage, lower interest expense, and a lower effective income tax rate.

        The 2001 gross profit percentage (to net sales) of 35.4% was the same as the 2000 gross profit percentage, which was higher than the 1999 gross profit percentage of 34.0%. The increase in 2000 was attributed to continuing raw material cost savings resulting from the combination of Genlyte and Thomas Lighting, cost savings realized from plant consolidations during 1999, and withdrawing from some lower margin fluorescent and residential business.

        Selling and administrative expenses as a percentage of sales decreased to 25.4% in 2001 from 25.7% in 2000, which was up from 24.8% in 1999. Through the end of the third quarter, these 2001 expenses were a higher percentage of sales compared to the third quarter year-to-date 2000, but due to lower freight costs, aggressive cost cutting, and lower provisions for bonuses and legal expenses at Corporate, selling and administrative expenses were reduced substantially in the fourth quarter of 2001. The increase in selling and administrative expenses as a percentage of sales in 2000 was attributed to an increase in freight expense, which increased by 1.0% of sales. About half of this increase was the result of a change in accounting for these costs. Freight costs billed to customers were included in net sales in 2000; previously they were netted against the related costs in selling and administrative expenses. The remainder of the increase was from the pass through of higher fuel costs by the freight companies.

        Amortization of goodwill and other intangible assets increased $1.4 million (30.1%) to $6.0 million in 2001 from $4.6 in 2000, following a $0.9 million (24.6%) increase in 2000. The increases were the result of additional amortizable goodwill and intangible assets of $56.3 million in 2000, and $57.1 million in 1999 from the Translite Sonoma, Chloride Systems, and Ledalite acquisitions and goodwill related to the formation of GTG.

        Interest expense net of interest income amounted to $3.3 million in 2001, a decrease of $0.6 million (14.7%) compared to 2000, after a decrease of $0.7 million (14.4%) compared to 1999. Net interest expense was lower in 2001 due to lower interest rates and lower net debt. Average net debt (total debt minus cash and cash equivalents) in 2001 was 8.3% lower than 2000. Net interest expense was lower in 2000 due to lower net debt offsetting higher interest rates. Average net debt in 2000 was 40.3% lower than 1999.

        Because the Company has more cash and cash equivalents than debt at December 31, 2001, a hypothetical 1% increase in interest rates would result in an increase of $133,000 in pre-tax income. The estimated increase is based upon no change in the volume or composition of cash and cash equivalents or debt at December 31, 2001.

        Minority interest represents the 32% ownership share of GTG by Thomas Industries Inc. ("Thomas").

        The effective income tax rate was approximately 40.0% in 2001, down from 41.5% in 2000 and 42.5% in 1999. The decrease in the effective tax rate is because of lower Canadian tax rates and lower effective state tax rates. The apportionment of income among states has been changing because of recent acquisitions and restructuring of legal entities.

Financial Condition

Liquidity and Capital Resources

        The Company focuses on its level of net debt (total debt minus cash and cash equivalents), its level of working capital, and its current ratio as its most important measures of short-term liquidity. For long-term liquidity, the Company considers its ratio of total debt to total capital employed (total debt plus total stockholders' equity) and trends in net debt and cash provided by operating activities to be the most important measures. From both a short-term and a long-term perspective, the Company's liquidity is very strong.

        For the first time in its history, the Company is in a net cash position (cash and cash equivalents exceed total debt by $19.5 million) at December 31, 2001, compared to net debt of $45.5 million at December 31, 2000. Total debt decreased to $40.3 million at December 31, 2001, compared to $69.3 million at December 31, 2000, while cash and cash equivalents increased to $59.8 million at December 31, 2001, compared to $23.8 million at December 31, 2000. The decrease in debt was mainly due to the prepayment in November 2001 of the loan payable to Thomas, which was not due until 2003.

        Working capital at December 31, 2001 was $203.6 million, compared to $172.2 million at December 31, 2000. The primary reason for the increase in working capital was because of the $36.0 million increase in cash shown below. Inventories decreased $18.3 million in response to lower sales volume in the fourth quarter and anticipated lower volume in the first quarter of 2002. However, accounts payable also decreased $14.5 million because of lower purchases of inventory and timing of cash payments. The current ratio was 2.3 at December 31, 2001, compared to 2.0 at December 31, 2000.

        The ratio of total debt to total capital employed at December 31, 2001 was reduced to the lowest level in the Company's history at 13.3%, compared to 23.4% at December 31, 2000. The Company is in a very good position to add debt if needed. Cash provided by operating activities has been strong enough for the Company to repay its debt quickly and add to its cash balance. Cash provided by operating activities was $87 million during 2001 and 2000, compared to $66 million in 1999.

        A condensed consolidated statement of cash flows follows:

	For the Years Ended December 31,
	2001	2000	1999
	(Dollars in Thousands)
EBITDA*	$93,754	$91,692	$85,428
Interest expense, net of interest income	(3,347)	(3,922)	(4,584)
Taxes on income	(24,895)	(25,802)	(24,228)
Working capital changes and other	21,361	25,080	9,370

Cash provided by operating activities, net	86,873	87,048	65,986
Cash used in investing activities, net	(21,553)	(86,221)	(45,253)
Cash provided by (used in) financing activities, net	(26,919)	1,658	(8,282)
Effect of exchange rate changes	(2,397)	(1,360)	1,654

Increase in cash	$36,004	$1,125	$14,105

*Earnings before interest, taxes, depreciation, and amortization

        Cash provided by operating activities in 2001 was virtually the same as in 2000 and approximately $21 million higher than in 1999. Operating profit and depreciation and amortization were $5.8 million and $1.8 million higher, respectively, in 2000 compared to 1999, but the main reason for the increase in cash provided by operating activities in 2000 was because of improved utilization of working capital, net of the effect of acquisitions.

        Cash used in investing activities is comprised of acquisitions of businesses and purchases of property, plant and equipment, less proceeds from sales of property, plant and equipment. In 2001, the Company paid $2.9 million to purchase Entertainment Technology. In 2000, the Company paid $58.8 million to purchase Translite Sonoma and Chloride Systems and made an additional $0.5 million investment in Fibre Light. In 1999, the Company paid $31.5 million for the Ledalite acquisition and the initial investment in Fibre Light. Purchases of plant and equipment in 2001 were $8.2 million lower than in 2000. In response to the economic recession, management decided to commit less funds to capital expenditures. Purchases of plant and equipment in 2000 were $7.9 million higher than in 1999. Proceeds from sales of property, plant and equipment were $1.6 million in 2001, primarily from the sale of the Hopkinsville, Kentucky distribution center, $1.3 million in 2000, primarily from the sale of the Hopkinsville manufacturing facility, and $6.2 million in 1999, primarily from the sale of the Capri division facility in Los Angeles.

        In the second quarter of 2000, the Company obtained a $7.6 million industrial revenue bond to finance a plant expansion and paint line at the plant in Littlestown, Pennsylvania. In the third quarter of 2001, the Company obtained a $5.0 million industrial revenue bond to finance a planned expansion of the fluorescent lighting plant in Sparta, Tennessee. The Littlestown project is on hold until the economy and the Company's sales strengthen. Of the cash and cash equivalents balance of $59.8 million at December 31, 2001, $12.5 million represented funds in trusts relating to the industrial revenue bonds. As expenditures are made for these projects, funds will be drawn from the respective trusts.

        The Company has plans to spend approximately $30 million to build and relocate into a new 300,000 square foot HID (high intensity discharge) manufacturing plant in San Marcos, Texas. The facility will provide world class manufacturing capability and replace current multiple facilities. In 2000, the Company entered into a $1.3 million bridge agreement in off balance sheet financing for the land for this plant, and approximately $1.2 million has been advanced under that agreement as of December 31, 2001. The Company is currently negotiating a synthetic lease agreement for $20 million to help finance the land and construction of the plant. A synthetic lease is accounted for as an operating lease, without capitalizing the building and recording the debt. The remaining $10 million cost would be paid for in cash.

        Cash used in financing activities during 2001 was $26.9 million, with a net reduction in debt of $29.0 million offset by $2.5 million in stock options exercised. Very little treasury stock was purchased in 2001—just 16,500 shares for $0.4 million. The Company can repurchase up to 5%, or approximately 670,000 shares, of its outstanding common stock under a plan that expires in April 2002. Cash provided by financing activities in 2000 was $1.7 million, with $1.4 million provided by stock options exercised, and the increase in total debt virtually offset by the $12.3 million purchases of treasury stock. Cash used in financing activities in 1999 was $8.3 million, primarily for payments on debt, but very little purchases of treasury stock. Stock options exercised in 1999 was $1.2 million.

        The Company's long-term debt at December 31, 2001 consisted of $16.0 million in Canadian dollar notes from the Ledalite acquisition, $23.1 million in industrial revenue bonds, and $1.2 million in capital leases and other. The Company is in compliance with all of its debt covenants. The Company has a $150 million revolving credit facility with eight banks that matures in August 2003. At December 31, 2001 the Company had no borrowings and approximately $43 million in outstanding letters of credit under this facility. The letters of credit serve to guarantee the Canadian dollar notes and industrial revenue bonds as well as insurance reserves.

        Management is confident that currently available cash and borrowing facilities, combined with internally generated funds, will be sufficient to fund capital expenditures as well as any increase in working capital required to accommodate business needs in the foreseeable future. The Company continues to seek opportunities to acquire businesses that fit its strategic growth plans. Management believes adequate financing for any such investments will be available through future borrowings.

        Thomas Industries Inc. ("Thomas") currently has the right, but not the obligation, to require GTG to purchase all, but not less than all, of Thomas's 32% interest in GTG at the Appraised Value of such interest. In such event, Genlyte has the right, in its sole discretion and without the need of approval of Thomas, to cause GTG to be sold by giving notice to the GTG Management Board, and the Management Board must then proceed to sell GTG subject to a fairness opinion from a recognized investment banking firm. Genlyte also has the right to cause GTG to assign the rights to purchase Thomas's interest to Genlyte. Genlyte also has the right to cause GTG to incur indebtedness or to undertake an initial public offering to finance or effect financing of the payment of the purchase price. If Thomas were to exercise its right, and if GTG or Genlyte were to purchase Thomas's interest, Genlyte's liquidity and capital resources would be affected.

        In 2001, 2000, and 1999, 15.1%, 13.6%, and 12.6%, respectively, of the Company's net sales were generated from operations in Canada. In addition, the Company has production facilities in Mexico. International operations are subject to fluctuations in currency exchange rates. The Company monitors its currency exposure in each country, but does not actively hedge or use derivative financial instruments to manage exchange rate risk. Management cannot predict future foreign currency fluctuations, which have and will continue to affect the Company's balance sheet and results of operations. The cumulative effect of foreign currency translation adjustments, included in accumulated other comprehensive income, a component of stockholders' equity, was a $6.2 million loss as of December 31, 2001. Such adjustments were a loss of $2.4 million in 2001, a loss of $1.4 million in 2000, and a gain of $1.7 million in 1999. Pre-tax gains and losses from foreign currency transactions, which are recorded in selling and administrative expenses, were less than $0.25 million for each of the last three years.

Forward-Looking Statements

        Certain statements in this Management's Discussion and Analysis, including without limitation expectations as to future sales and operating results, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Words such as "expects," "anticipates," "believes," "plans," "intends," "estimates," and similar expressions are intended to identify such forward-looking statements. The statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: the highly competitive nature of the lighting business, the overall strength or weakness of the economy and the commercial, residential, and industrial lighting markets, the ability to maintain or increase prices, brand awareness, acceptance of new product offerings, changes in customer demand, the performance of outside sales representatives, availability and cost of raw materials, availability and cost of labor, the costs and outcomes of legal proceedings, foreign exchange rates, changes in tax rates and laws, and changes in interests rates. The Company could also be affected by nationalization; unstable governments, economies, or legal systems; or intergovernmental disputes in its operations in and purchasing from foreign countries. The Company will not undertake and specifically declines any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Report of Independent Public Accountants

The Genlyte Group Incorporated & Subsidiaries

To the Stockholders of The Genlyte Group Incorporated:

        We have audited the accompanying consolidated balance sheets of The Genlyte Group Incorporated (a Delaware corporation) and Subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Genlyte Group Incorporated and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Louisville, Kentucky
January 18, 2002

Consolidated Statements of Income

The Genlyte Group Incorporated & Subsidiaries

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in Thousands, Except Per Share Data)
Net sales	$985,176	$1,007,706	$978,302
Cost of sales	636,582	651,304	645,572

Gross profit	348,594	356,402	332,730
Selling and administrative expenses	249,900	259,166	242,165
Amortization of goodwill and other intangible assets	6,007	4,616	3,704

Operating profit	92,687	92,620	86,861
Interest expense, net of interest income	3,347	3,922	4,584
Minority interest, net of income taxes	27,105	26,592	25,268

Income before income taxes	62,235	62,106	57,009
Income tax provision	24,895	25,802	24,228

Net income	$37,340	$36,304	$32,781

Earnings per share:
Basic	$2.80	$2.68	$2.37
Diluted	$2.77	$2.65	$2.37
Weighted average number of shares outstanding:
Basic	13,336	13,557	13,831

Diluted	13,475	13,675	13,849

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

The Genlyte Group Incorporated & Subsidiaries

	As of December 31,
	2001	2000
	(Amounts in Thousands, Except Share Data)
Assets:
Current Assets:
Cash and cash equivalents	$59,789	$23,785
Accounts receivable, less allowances for doubtful accounts of $10,111 and $11,014, respectively	141,658	142,784
Inventories	132,932	151,257
Deferred income taxes and other current assets	27,346	29, 899

Total current assets	361,725	347,725
Property, plant and equipment, at cost
Land and land improvements	6,490	6,506
Buildings and leasehold improvements	83,318	83,594
Machinery and equipment	273,401	259,139

Total property, plant and equipment	363,209	349,239
Less: accumulated depreciation and amortization	252,762	236,238

Net property, plant and equipment	110,447	113,001
Goodwill, net of accumulated amortization	135,417	140,312
Other assets	30,213	34,453

Total Assets	$637,802	$635,491

Liabilities & Stockholders' Equity:
Current Liabilities:
Current maturities of long-term debt	$3,284	$2,661
Accounts payable	82,314	96,794
Accrued expenses	72,546	76,096

Total current liabilities	158,144	175,551
Long-term debt	36,989	66,652
Deferred income taxes	32,746	34,028
Minority interest	123,327	111,000
Other long-term liabilities	24,031	21,095

Total liabilities	375,237	408,326
Commitments and contingencies (see notes (15) and (16))
Stockholders' Equity:
Common stock ($.01 par value, 30,000,000 shares authorized; 14,138,146 and 13,951,246 shares issued, respectively; 13,432,701 and 13,263,290 shares outstanding, respectively)	135	133
Additional paid-in capital	10,633	7,557
Retained earnings	226,951	189,611
Accumulated other comprehensive income	24,846	29,864

Total stockholders' equity	262,565	227,165

Total Liabilities & Stockholders' Equity	$637,802	$635,491

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

The Genlyte Group Incorporated & Subsidiaries

	For the Years Ended December 31,
	2001	2000	1999
	(Amounts in Thousands)
Cash Flows From Operating Activities:
Net income	$37,340	$36,304	$32,781
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,172	25,664	23,835
Net loss (gain) from disposals of plant and equipment	(807)	(77)	(20)
Provision for doubtful accounts receivable	424	(718)	4,113
Provision for deferred income taxes	2,662	4,775	731
Changes in assets and liabilities, net of effect of acquisitions:
(Increase) decrease in:
Accounts receivable	1,520	18,899	(9,467)
Inventories	19,419	(10,726)	3,039
Deferred income taxes and other current assets	1,069	(1,159)	(3,951)
Other assets	5,017	481	(32,341)
Increase (decrease) in:
Accounts payable and accrued expenses	(19,003)	643	27,611
Deferred income taxes, long-term	(2,460)	(1,192)	8,878
Minority interest	12,327	12,060	14,291
Other long-term liabilities	2,936	936	(2,260)
Minimum pension liability	(2,621)	(113)	732
All other, net	878	1,271	(1,986)

Net cash provided by operating activities	86,873	87,048	65,986

Cash Flows From Investing Activities:
Acquisitions of businesses, net of cash received	(2,900)	(59,145)	(30,934)
Purchases of property, plant and equipment	(20,250)	(28,423)	(20,514)
Proceeds from sales of property, plant and equipment	1,597	1,347	6,195

Net cash used in investing activities	(21,553)	(86,221)	(45,253)

Cash Flows From Financing Activities:
Increase (decrease) in short-term borrowings	—	—	(1,932)
Proceeds from long-term debt	14,000	47,600	20,956
Reduction of long-term debt	(43,040)	(35,029)	(28,202)
Purchases of treasury stock	(436)	(12,305)	(271)
Exercise of stock options	2,557	1,392	1,167

Net cash provided by (used in) financing activities	(26,919)	1,658	(8,282)

Effect of exchange rate changes on cash and cash equivalents	(2,397)	(1,360)	1,654

Net increase in cash and cash equivalents	36,004	1,125	14,105
Cash and cash equivalents at beginning of year	23,785	22,660	8,555

Cash and cash equivalents at end of year	$59,789	$23,785	$22,660

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest, net of interest received	$3,806	$3,334	$4,517
Income taxes, net of refunds of $3,596, $785, and $2,326, respectively	$17,235	$26,912	$17,949

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

The Genlyte Group Incorporated & Subsidiaries

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	(Amounts in Thousands)
Balance, December 31, 1998	$136	$16,207	$120,526	$29,363	$166,232
Net income	—	—	32,781	—	32,781
Gain on formation of GTG, before tax	—	—	—	(688)	(688)
Related tax effect	—	—	—	276	276

Gain on formation of GTG, after tax	—	—	—	(412)	(412)
Decrease in minimum pension liability, before tax	—	—	—	1,220	1,220
Related tax effect	—	—	—	(488)	(488)

Decrease in minimum pension liability, after tax	—	—	—	732	732
Foreign currency translation adjustments	—	—	—	1,654	1,654

Total comprehensive income	—	—	32,781	1,974	34,755
Exercise of stock options	1	1,166	—	—	1,167
Income tax benefit on exercise of stock options	—	659	—	—	659
Purchases of treasury stock	—	(271)	—	—	(271)

Balance, December 31, 1999	$137	$17,761	$153,307	$31,337	$202,542
Net income	—	—	36,304	—	36,304
Increase in minimum pension liability, before tax	—	—	—	(188)	(188)
Related tax effect	—	—	—	75	75

Increase in minimum pension liability, after tax	—	—	—	(113)	(113)
Foreign currency translation adjustments	—	—	—	(1,360)	(1,360)

Total comprehensive income	—	—	36,304	(1,473)	34,831
Exercise of stock options	1	1,391	—	—	1,392
Income tax benefit on exercise of stock options	—	705	—	—	705
Purchases of treasury stock	(5)	(12,300)	—	—	(12,305)

Balance, December 31, 2000	$133	$7,557	$189,611	$29,864	$227,165
Net income	—	—	37,340	—	37,340
Increase in minimum pension liability, before tax	—	—	—	(4,368)	(4,368)
Related tax effect	—	—	—	1,747	1,747

Increase in minimum pension liability, after tax	—	—	—	(2,621)	(2,621)
Foreign currency translation adjustments	—	—	—	(2,397)	(2,397)

Total comprehensive income	—	—	37,340	(5,018)	32,322
Exercise of stock options	2	2,555	—	—	2,557
Income tax benefit on exercise of stock options	—	957	—	—	957
Purchases of treasury stock	—	(436)	—	—	(436)

Balance, December 31, 2001	$135	$10,633	$226,951	$24,846	$262,565

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
(Dollars in thousands, except per share data)

(1)  Description of Business

        The Genlyte Group Incorporated ("Genlyte"), a Delaware corporation, is a United States based multinational corporation. The Company designs, manufactures, and sells lighting fixtures and controls for a wide variety of applications in the commercial, residential, and industrial markets in North America. The Company's products are marketed primarily to distributors who resell the products for use in commercial, residential, and industrial construction and remodeling.

(2)  Summary of Significant Accounting Policies

        Principles of Consolidation:    The accompanying consolidated financial statements include the accounts of Genlyte and all majority-owned subsidiaries, after elimination of intercompany accounts and transactions. These statements include the accounts of Genlyte Thomas Group LLC ("GTG"). See note (3) "Formation of Genlyte Thomas Group LLC." Investments in affiliates owned less than 50%, and over which the Company does not exercise significant influence, are accounted for using the equity method, under which the Company's share of these affiliates' earnings is included in income as earned.

        Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates.

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

        Customer Rebates:    Whereas the Company had been classifying most rebates paid to customers as sales deductions, certain rebates were classified as selling and administrative expenses. In 2001, the Company began classifying all customer rebates as sales deductions. The effect in 2001 was to reclassify $3,007 to net sales (decrease) from selling and administrative expenses (decrease). Prior year statements of income have not been reclassified to conform to the 2001 classification, because the amounts, $3,125 in 2000 and $2,965 in 1999, are not considered material.

        Shipping and Handling Costs:    In compliance with Emerging Issues Task Force issue 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company began in 2000 to include in net sales all amounts billed to customers that relate to shipping and handling. Previously, such revenue was netted against the related costs. The effect in 2001 and 2000 was to reclassify $7,502 and $7,664, respectively, to net sales (increase) from selling and administrative expenses (increase). The 1999 statement of income has not been reclassified to conform to the 2001 and 2000 classification, because the amount, $6,016, is not considered material. The amounts of shipping and handling costs included in selling and administrative expenses were $50,552 in 2001, $52,805 in 2000, and $40,814 in 1999.

        Advertising Costs:    The Company expenses advertising costs principally as incurred. Certain catalog, literature, and display costs are amortized over their useful lives, from 6 to 36 months. Total advertising expenses, classified as selling and administrative expenses, were $10,373 in 2001, $12,221 in 2000, and $13,416 in 1999.

        Research and Development Costs:    Research and development costs are expensed as incurred. These expenses, classified as selling and administrative expenses, were $9,359 in 2001, $8,510 in 2000, and $8,086 in 1999.

        Cash Equivalents:    The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

        Concentration of Credit Risk:    Assets that potentially subject the Company to concentration of credit risk are cash and cash equivalents and accounts receivable. The Company invests its cash primarily in high-quality institutional money market funds with maturities of less than three months and limits the amount of credit exposure to any one financial institution. The Company provides credit to most of its customers in the ordinary course of business, and generally collateral or other security is not required. The Company conducts ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Concentration of credit risk with respect to accounts receivable is limited due to the wide variety of customers and markets to which the Company sells. As of December 31, 2001, management does not consider the Company to have any significant concentration of credit risk.

        Inventories:    Inventories are stated at the lower of cost or market and include materials, labor, and overhead. Inventories at December 31 consisted of the following:

	2001	2000
Raw materials	$51,595	$55,651
Work in process	13,582	13,484
Finished goods	67,755	82,122

Total inventories	$132,932	$151,257

        Inventories valued using the last-in, first-out ("LIFO") method represented approximately 83% of total inventories at December 31, 2001 and 2000. Inventories not valued at LIFO (primarily inventories of Canadian operations) are valued using the first-in, first-out ("FIFO") method.

        On a FIFO basis, which approximates current cost, inventories would have been $2,616 and $1,403 lower than reported at December 31, 2001 and 2000, respectively.

        During each of the last three years, certain inventory quantity reductions caused partial liquidations of LIFO inventory layers (in some cases including the base), the effects of which increased 2001 net income by $427, decreased 2000 net income by $235, and decreased 1999 net income by $97.

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

        Leasehold improvements are amortized over the terms of the respective leases, or over their estimated useful lives, whichever is shorter. Depreciation and amortization of property, plant and equipment was $22,165 in 2001, $21,048 in 2000, and $20,131 in 1999. Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes.

        When the Company sells or otherwise disposes of property, plant and equipment, the asset cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in selling and administrative expenses in the consolidated statements of income.

        Maintenance and repairs are expensed as incurred. Renewals and improvements are capitalized and depreciated or amortized over the remaining useful lives of the respective assets.

        Goodwill and Other Intangible Assets:    Cost in excess of net assets of businesses acquired (goodwill) prior to 1971 of $4,922 is not amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets, aggregating $165,928 as of December 31, 2001 and $165,884 as of December 31, 2000, is being amortized on a straight-line basis over periods ranging from 10 to 40 years. Accumulated amortization was $35,433 and $30,494 as of December 31, 2001 and 2000, respectively.

        Other intangible assets, which consist primarily of license and non-competition agreements, aggregating $23,317 as of December 31, 2001 and $23,096 as of December 31, 2000, are being amortized on a straight-line basis, primarily over 30 years. Accumulated amortization was $1,029 and $234 as of December 31, 2001 and 2000, respectively.

        The Company periodically evaluates goodwill and other intangible assets for permanent impairment by assessing recoverability from future operating cash flows. An impairment would be recognized as expense if a permanent diminution in value occurred. In the opinion of management, no material diminution in value has occurred during the periods presented in these consolidated financial statements.

        Translation of Foreign Currencies:    Balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect as of the balance sheet date. The cumulative effects of such adjustments were $6,225 and $3,828 at December 31, 2001 and 2000, respectively, and have been charged to the foreign currency translation adjustment component of accumulated other comprehensive income in stockholders' equity. Income and expenses are translated at the average exchange rates prevailing during the year. Gains or losses resulting from foreign currency transactions, netting to a gain of $88 in 2001, a loss of $80 in 2000, and a loss of $241 in 1999, are included in selling and administrative expenses.

        Fair Value of Financial Instruments:    The carrying amounts of cash equivalents and long-term debt approximate fair value because of their short-term maturity and/or variable market-driven interest rates.

        Collective Bargaining Agreements:    As of December 31, 2001, the Company had 2,712 employees, or 51.0% of the total employees, who were members of various collective bargaining agreements. Several of these collective bargaining agreements, covering 294 employees, which is 10.8% of the collective bargaining employees and 5.5% of the total employees, will expire in 2002. Management does not expect the expiration and renegotiation of these agreements to have a significant impact on 2002 production.

        New Accounting Standards:    Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), was issued by the Financial Accounting Standards Board in June 1998 and was effective for the Company beginning in 2001. Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133" was issued in June 2000 and is to be adopted concurrently with SFAS No. 133. The Company did not use any significant derivative financial instruments or participate in any significant hedging activities during 2001.

        Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), were issued in July 2001. SFAS No. 141 eliminates the pooling-of-interests method and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. It also requires intangible assets acquired in a business combination to be recognized separately from goodwill. SFAS No. 141 has had no impact on the Company's financial position or results of operations with respect to business combination transactions that have occurred prior to June 30, 2001. Accounting for the acquisition of Entertainment Technology has been in compliance with SFAS No. 141. The impact to the Company was in the allocation of the purchase price between goodwill and other intangible assets. See note (6) "Acquisition of Entertainment Technology."

        SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for upon their acquisition and afterwards. Management of the Company is currently analyzing the impact of this statement, which is effective January 1, 2002. The primary impact of SFAS No. 142 on the Company is that existing goodwill and intangible assets with indefinite lives will no longer be amortized beginning in 2002. The Company has no intangible assets with indefinite lives, but has been amortizing goodwill with a gross book value of $165,928 as of December 31, 2001. Intangible assets with finite lives will continue to be amortized, and the Company has $23,317 of such assets as of December 31, 2001, consisting primarily of license and non-competition agreements. Instead of amortization, goodwill will be subject to an assessment for impairment on a reporting unit basis by applying a fair-value-based test annually, and more frequently if circumstances indicate a possible impairment. If a reporting unit's net book value is more than its fair value and the reporting unit's net book value of its goodwill exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess goodwill value.

        Management estimates that, based on December 31, 2001 goodwill balances, the Company will report lower amortization of goodwill and higher operating profit of approximately $5,200 annually. Because the majority of the amortization is currently not tax deductible, the increase in net income from not amortizing goodwill is estimated to be approximately $4,850 annually. Although management does not expect to record a material loss for goodwill impairment upon the adoption of SFAS No. 142 on January 1, 2002, the evaluation is still in process.

        Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), was issued in October 2001 and is effective for the Company beginning in 2002. SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of net book value or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such reporting to discontinued segments of a business. Management is currently analyzing the provisions of SFAS No. 144, but does not expect its adoption to have a significant impact on the Company's financial position or results of operations. However, future plans to dispose of long-lived assets could result in charges against operations to write down long-lived asset values.

        Reclassifications:    Certain prior year amounts have been reclassified to conform to the current year presentation. These changes had no impact on previously reported net income or stockholders' equity.

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

        The formation of GTG and the contribution of the net assets of Genlyte and Thomas Lighting to GTG in exchange for Genlyte's and Thomas' respective interests in GTG described above are referred to herein as the "Transaction." Concurrent with the formation of GTG, Genlyte recognized an after-tax gain on the Transaction of $33,805, which represents the excess of 68% of the fair market value of Thomas Lighting's contributed net assets over 32% of the historical book value of Genlyte's contributed net assets, net of deferred income taxes. Because of the 1999 adjustment of $1,014 to the Thomas contribution referred to above, the after-tax gain initially recorded in 1998 was adjusted by $412 in 1999.

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

        The LLC Agreement requires that GTG make the following distributions to the Members:

            (i)  a distribution to each Member, based on its percentage interest, for tax liabilities attributable to its participation as a Member of GTG based upon the effective tax rate of the Member having the highest tax rate; and

          (ii)  subject to the provisions of Delaware law and the terms of the primary GTG credit facility, distributions (exclusive of the tax distributions set forth above) to each of the Members so that Thomas receives at least an aggregate of $3,000 and Genlyte receives at least an aggregate of $6,375 per year.

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

        Also under the terms of the LLC Agreement, on or after the later to occur of (1) the final settlement or disposition of the litigation described in note (16) "Contingencies" or (2) January 31, 2002, either Member has the right, but not the obligation, to offer to buy the other Member's interest (the "Offer Right"). If the Members cannot agree on the terms, then GTG shall be sold to the highest bidder. Either Member may participate in the bidding for the purchase of GTG.

        Complete details of the Put Right, Offer Right, and appraisal process can be found in the proxy statement pertaining to the formation of GTG, filed with the Securities and Exchange Commission by Genlyte on July 23, 1998.

(4)  Investment in Fibre Light and Acquisition of Ledalite

        On May 10, 1999, GTG acquired a 2% interest (with rights to acquire an additional 6%) in Fibre Light International, based in Australia. Fibre Light International is in the business of commercializing fiber optic lighting technology. The two companies then formed a jointly owned limited liability company named Fibre Light U.S. LLC ("Fibre Light"), of which GTG owns 80%. Fibre Light manufactures, markets, and sells fiber optic lighting systems in the U.S. On July 5, 2000, GTG acquired an additional 2% interest in Fibre Light International. The investment in Fibre Light is accounted for using the cost method.

        On June 30, 1999, GTG acquired the assets and liabilities of privately held Ledalite Architectural Products Inc. ("Ledalite"), located in Vancouver, Canada. Ledalite designs, manufactures, and sells architectural linear lighting systems for offices, schools, transportation facilities, and other commercial buildings.

        The original purchase prices of these acquisitions totaled $31,469 in 1999 (including costs of acquisition), consisting of approximately $8,500 in cash payments and approximately $23,000 in borrowings. In 2000, an additional $424 was paid to Ledalite's owners based on Ledalite's 1999 earnings performance.

        The Ledalite acquisition has been accounted for using the purchase method of accounting. The excess of the total purchase price over the fair market value of net assets acquired (goodwill) of $26,463 is being amortized on a straight-line basis over 30 years.

        The operating results of Fibre Light and Ledalite have been included in the Company's consolidated financial statements since the respective dates of acquisition. On an unaudited pro forma basis, assuming these acquisitions had occurred at the beginning of 1999, the Company's results would have been:

	Actual 1999	Pro Forma 1999
Net sales	$978,302	$990,326
Net income	32,781	32,492
Earnings per diluted share	$2.37	$2.35

        The pro forma results do not purport to state exactly what the Company's results of operations would have been had the acquisitions in fact been consummated as of the assumed dates and for the periods presented.

(5)  Acquisitions of Translite Sonoma and Chloride Systems

        On September 14, 2000, the Company acquired Translite Limited ("Translite Sonoma"), a San Carlos, California based manufacturer of low-voltage cable and track lighting systems and decorative architectural glass lighting. Earlier in 2000, Translite Limited had expanded its operations by merging with Sonoma Lighting Limited, which had been a manufacturer of decorative architectural glass lighting. The Company purchased all of the outstanding capital stock of Translite Limited for $6,427 (including costs of acquisition), borrowing $5,000 from the revolving credit facility and funding the remainder from cash on hand.

        On October 1, 2000, the Company acquired the assets of the emergency lighting business of Chloride Power Electronics Incorporated ("Chloride Systems") from the Chloride Group, PLC, in London, England. The purchase included the U.S. Chloride Systems and LightGuard emergency lighting brands. The purchase price was $52,324 in cash plus the assumption of approximately $2,800 in liabilities. The revolving credit facility was used to borrow $35,000 and cash on hand was used to pay the remaining $17,324.

        The Translite Sonoma and Chloride Systems acquisitions have been accounted for using the purchase method of accounting. The excess of the purchase price over the fair market value of net assets acquired (goodwill) of $6,952 for Translite Sonoma and $23,365 for Chloride Systems is being amortized on a straight-line basis over 30 years. The fair market value of net assets acquired from Chloride Systems included $23,000 in intangible assets for license and non-competition agreements, which are being amortized over 30 years.

        The operating results of Translite Sonoma and Chloride Systems have been included in the Company's consolidated financial statements since the respective dates of acquisition. On an unaudited pro forma basis, assuming these acquisitions had occurred at the beginning of 2000 and 1999, the Company's results would have been:

	Actual 2000	Pro Forma 2000	Actual 1999	Pro Forma 1999
Net sales	$1,007,706	$1,035,139	$978,302	$1,011,778
Net income	36,304	36,270	32,781	33,085
Earnings per diluted share	$2.65	$2.65	$2.37	$2.39

        The pro forma results do not purport to state exactly what the Company's results of operations would have been had the acquisitions in fact been consummated as of the assumed dates and for the periods presented.

(6)  Acquisition of Entertainment Technology

        On August 31, 2001, the Company acquired the assets of Entertainment Technology, Incorporated ("ET"), a subsidiary of privately held Rosco Laboratories, Inc. of Stamford CT. ET is a manufacturer of entertainment lighting equipment and controls. Products include the Intelligent Power System line of theatrical dimming equipment and the family of Horizon lighting controls. The purchase price of $3,000, minus a holdback of $100 to cover potentially unrealizable inventory, plus the assumption of $622 of liabilities, was funded from cash on hand.

        The ET acquisition is accounted for using the purchase method of accounting. The preliminary determination of the excess of the purchase price over the fair market value of net assets acquired (goodwill) of $1,849 is not being amortized, in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." See note (2) "Summary of Significant Accounting Policies—New Accounting Standards." The determination of the fair market value as reflected in the balance sheet is subject to change, with a final determination no later than one year after the acquisition date. The operating results of ET have been included in the Company's consolidated financial statements since the date of acquisition. The pro forma results and other disclosures required by SFAS No. 141 have not been presented because the acquisition of ET is not considered a material acquisition.

(7)  Earnings Per Share

        "Basic earnings per share" represents net income divided by the weighted-average number of common shares outstanding during the period. "Diluted earnings per share" represents net income divided by the weighted-average number of common shares outstanding during the period, adjusted for the incremental dilution of outstanding stock options.

	2001	2000	1999
	(Amounts in Thousands)
Average common shares outstanding	13,336	13,557	13,831
Incremental common shares issuable: Stock option plans	139	118	18

Average common shares outstanding assuming dilution	13,475	13,675	13,849

(8)  Income Taxes

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

        The components of income before income taxes and the provisions for income taxes for the years ended December 31 were as follows:

	2001	2000	1999
Income before income taxes:
Domestic	$47,003	$46,793	$46,974
Foreign	15,232	15,313	10,035

Income before income taxes	$62,235	$62,106	$57,009

Income tax provision (benefit):
Domestic:
Currently payable	$16,767	$16,964	$19,658
Deferred	2,812	3,200	89
Foreign:
Currently payable	5,466	4,063	3,839
Deferred	(150)	1,575	642

Income tax provision	$24,895	$25,802	$24,228

        A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:

	2001	2000	1999
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefits	2.9%	3.3%	3.1%
Minority interest share of foreign taxes	1.1%	1.2%	1.4%
Nondeductible portion of amortization and expenses	1.0%	1.4%	1.1%
Other	—	0.6%	1.9%

Effective income tax rate	40.0%	41.5%	42.5%

        Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Significant temporary differences creating deferred tax assets and liabilities at December 31 follow:

	2001	2000
Deferred tax assets:
Allowance for doubtful accounts receivable	$2,673	$2,856
Inventory reserves	6,924	8,166
Accrued compensation expenses	9,044	8,145
Other	8,269	11,683

Total deferred tax assets	$26,910	$30,850
Deferred tax liabilities:
Accelerated depreciation	$4,840	$5,110
Gain on formation of GTG	22,491	22,491
Foreign deferred liability	2,376	2,675
Investments	10,082	8,170
Other	1,332	4,143

Total deferred tax liabilities	41,121	42,589

Net deferred tax liability	$14,211	$11,739

Classification:
Current asset	$18,535	$22,289
Net non-current liability	32,746	34,028

Net deferred tax liability	$14,211	$11,739

        Deferred tax assets and liabilities are classified as current or long-term according to the related asset and liability classification of the item generating the deferred tax.

        Undistributed earnings of non-U.S. subsidiaries and joint venture companies aggregated $52 million on December 31, 2001 which, under existing law, will not be subject to U.S. tax until distributed as dividends. Since the earnings have been or are intended to be indefinitely reinvested in foreign operations, no provision has been made for any U.S. taxes that may be applicable thereto. Furthermore, the taxes paid to foreign governments on those earnings may be used in whole or in part as credits against the U.S. tax on any dividends distributed from such earnings. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

(9)  Long-Term Debt

        Long-term debt at December 31 consisted of the following:

	2001	2000
Revolving credit notes	$—	$8,000
Canadian dollar notes	16,009	19,015
Industrial revenue bonds	23,100	18,100
Loan payable to Thomas	—	22,287
Capital leases and other	1,164	1,911

	40,273	69,313
Less: current maturities	3,284	2,661

Total long-term debt	$36,989	$66,652

        GTG has a $150,000 revolving credit agreement (the "Facility") with various banks that matures in 2003. Under the most restrictive borrowing covenant, which is the fixed charge coverage ratio, GTG could incur approximately $28,000 in additional interest charges and still comply with the covenant.

        Total borrowings under the Facility as of December 31, 2001 and 2000, were $0 and $8,000, respectively. In addition, at December 31, 2001, GTG had outstanding $42,880 of letters of credit, which reduce the amount available to borrow under the Facility. Outstanding borrowings bear interest at the option of GTG based on the bank's base rate or the LIBOR rate plus a spread as determined by total indebtedness. Based upon December 31, 2001 indebtedness, the spread was 0.375% and the interest rate was 2.3%. The commitment fee on the unused portion of the Facility was 0.125%.

        The amount outstanding under the Facility is secured, if requested by the banking group, by liens on domestic accounts receivable, inventories, and machinery and equipment, as well as the investments in certain subsidiaries of GTG. The net book value of assets subject to lien at December 31, 2001 was $325,767.

        GTG has $16,009 of borrowings through its Canadian subsidiary Genlyte Thomas Group Nova Scotia ULC. These borrowings will be repaid in installments in each of the next three years. Interest rates on these borrowings can be either the Canadian prime rate or the Canadian LIBOR rate plus a spread of 0.5%. As of December 31, 2001, the weighted average interest rate was 2.6%. These borrowings are backed by the letters of credit mentioned above.

        GTG has $23,100 of variable rate demand Industrial Revenue Bonds that mature during 2009 to 2020. As of December 31, 2001, the weighted average interest rate on these bonds was 1.7%. These bonds are backed by the letters of credit mentioned above.

        The unsecured loan payable to Thomas accrued interest quarterly based on the 90 day LIBOR rate plus a spread as determined by the Facility. This loan, which would have matured in 2003, was prepaid in whole in November 2001.

        Interest expense totaled $3,844 in 2001, $4,893 in 2000, and $4,913 in 1999. Offsetting these amounts in the consolidated statements of income were interest income of $497 in 2001, $971 in 2000, and $329 in 1999.

        The annual maturities of long-term debt are summarized as follows:

Year ending December 31
2002	$3,284
2003	4,062
2004	9,670
2005	157
2006	—
Thereafter	23,100

Total long-term debt	$40,273

(10) Stock Options

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

        The option exercise prices are established by the Board of Directors of Genlyte and cannot be less than the higher of the book value or the fair market value of a share of common stock on the date of grant. Options become exercisable at the rate of 50% per year commencing two years after the date of grant and expire after seven years (five years for 1988 Plan). Transactions under the 1998 and 1988 Stock Option Plans are summarized below:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding December 31, 1998	755,335	13.30
Granted	202,550	19.55
Exercised	(152,800)	7.58
Canceled	(45,175)	17.67
Outstanding December 31, 1999	759,910	15.86
Granted	97,700	20.32
Exercised	(145,175)	9.66
Canceled	(24,023)	16.67
Outstanding December 31, 2000	688,412	17.79
Granted	211,000	27.52
Exercised	(183,650)	13.71
Canceled	(50,127)	19.82
Outstanding December 31, 2001	665,635	21.93
Exercisable at End of Year
December 31, 1999	289,450	10.27
December 31, 2000	306,764	15.21
December 31, 2001	294,885	19.29

        Additional information about stock options outstanding as of December 31, 2001 is summarized below:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$11.50 to $17.13	67,825	3.7	$16.41	37,125	$16.05
$17.63 to $24.95	403,710	4.6	20.04	229,510	19.03
$25.38 to $31.00	194,100	5.8	27.78	28,250	25.69

	665,635	4.9	$21.93	294,885	$19.29

        The weighted average fair values of options granted in 2001, 2000, and 1999 were $11.90, $10.02, and $9.51, respectively. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
Risk-free interest rate	4.84%	6.49%	5.78%
Expected life, in years	6.0	6.0	6.0
Expected volatility	35.1%	40.2%	40.5%
Expected dividends	—	—	—

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

        The Company accounts for its stock option plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts below.

		2001	2000	1999
Net income	As reported	$37,340	$36,304	$32,781
	Pro forma	35,723	35,731	31,673
Earnings per share—basic	As reported	2.80	2.68	2.37
	Pro forma	2.68	2.64	2.29
Earnings per share—diluted	As reported	2.77	2.65	2.37
	Pro forma	2.65	2.61	2.29

(11) Preferred Stock Purchase Rights

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

(12) Retirement Plans

        The Company has defined benefit plans that cover certain of its full-time employees. The Company uses September 30 as the measurement date for the retirement plan disclosure. The Company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act. The plans' assets consist primarily of stocks and bonds. Pension costs for all Company defined benefit plans are actuarially computed. The Company also has other defined contribution plans, including those covering certain former Genlyte and Thomas employees.

        The amounts included in the accompanying consolidated balance sheets for the U.S. and Canadian defined benefit plans, based on the funded status at September 30 of each year, follow:

	U.S. Plans		Canadian Plans
	2001	2000	2001	2000
Change in Benefit Obligations
Benefit obligations, beginning	$78,626	$73,927	$4,658	$4,530
Service cost	1,782	1,348	159	169
Interest cost	5,893	5,412	377	359
Benefits paid	(4,990)	(5,179)	(205)	(364)
Member contributions	—	—	142	153
Plan amendments	505	1,426	210	—
Curtailment gain	—	(1,146)	—	—
Actuarial loss	4,205	2,838	430	—
Foreign currency exchange rate change	—	—	(278)	(189)

Benefit obligations, ending	$86,021	$78,626	$5,493	$4,658

Change in Plan Assets
Plan assets at fair value, beginning	$79,084	$73,377	$6,403	$5,496
Actual return (loss) on plan assets	(6,734)	7,837	(699)	887
Employer contributions	3,729	3,049	299	534
Member contributions	—	—	142	153
Benefits paid	(4,990)	(5,179)	(205)	(364)
Foreign currency exchange rate change	—	—	(298)	(303)

Plan assets at fair value, ending	$71,089	$79,084	$5,642	$6,403

Funded Status of the Plans
Plan assets in excess of (less than) benefit obligations	$(14,932)	$458	$150	$1,745
Unrecognized transition obligation	(4)	—	(26)	(30)
Unrecognized actuarial (gain) loss	7,351	(10,371)	531	(1,139)
Unrecognized prior service cost	2,923	2,759	284	102
Contributions subsequent to measurement date	222	862	53	72

Net pension asset (liability)	$(4,440)	$(6,292)	$992	$750

Balance Sheet Asset (Liability)
Accrued pension (liability)	$(15,925)	$(12,728)	$—	$—
Prepaid pension cost	2,019	4,242	992	750
Intangible asset	2,765	1,917	—	—
Accumulated other comprehensive income	6,701	277	—	—

Net asset (liability) recognized	$(4,440)	$(6,292)	$992	$750

Weighted Average Assumptions
Discount rate	7.30%	7.75%	7.10%	7.75%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%
Expected return on plan assets	9.00%	9.00%	7.75%	7.75%

	U.S. Plans
	2001	2000	1999
Components of Net Periodic Benefit Costs
Service cost	$1,782	$1,348	$2,310
Interest cost	5,893	5,412	5,358
Expected return on plan assets	(6,585)	(5,898)	(5,536)
Amortization of transition amounts	10	102	181
Amortization of prior service cost	342	220	293
Recognized actuarial (gain) loss	(197)	(295)	60
Net gain due to curtailment and settlement	—	(580)	—

Net pension expense of defined benefit plans	1,245	309	2,666
Defined contribution plans	3,185	2,665	1,574
Multi-employer plans for certain union employees	289	327	274

Total benefit costs	$4,719	$3,301	$4,514

	Canadian Plans
	2001	2000	1999
Components of Net Periodic Benefit Costs
Service cost	$159	$169	$252
Interest cost	377	359	339
Expected return on plan assets	(484)	(427)	(368)
Amortization of transition amounts	(3)	(3)	(6)
Amortization of prior service cost	13	7	5
Recognized actuarial (gain) loss	(14)	(10)	(1)

Net pension expense of defined benefit plans	48	95	221
Defined contribution plans	284	196	152

Total benefit costs	$332	$291	$373

        A summary of the plans in which benefit obligations and accumulated benefit obligations exceed fair value of assets follows:

	2001	2000
Benefit obligation	$79,594	$13,230
Accumulated benefit obligation	76,677	13,230
Plan assets at fair value	63,687	9,929

        Effective January 1, 2000 the Company froze the defined benefit plan of certain salaried employees. This resulted in a curtailment credit of $603, which was a reduction of net pension expense in 2000. These employees are eligible for Company matching on their 401(k) contributions as well as being a participant in the GTG Retirement Savings and Investment defined contribution plan.

(13) Post-Retirement Benefit Plans

        The Company provides post-retirement medical and life insurance benefits for certain retirees and employees, and accrues the cost of such benefits during the service lives of such employees.

        The amounts included in the accompanying consolidated balance sheets for the post-retirement benefit plans, based on the funded status at September 30 of each year, follow:

	2001	2000
Change in Benefit Obligations
Benefit obligations, beginning	$4,019	$4,151
Service cost	46	36
Interest cost	358	303
Benefits paid	(403)	(472)
Actuarial loss	1,010	1

Benefit obligations, ending	$5,030	$4,019

Funded Status of the Plans
Plan assets less than benefit obligations	$(5,030)	$(4,019)
Unrecognized actuarial loss	1,512	564

Accrued liability	$(3,518)	$(3,455)

Employer contributions	$403	$472
Benefits paid	$(403)	$(472)
	2001	2000	1999
Components of Net Periodic Benefit Costs
Service costs	$46	$36	$39
Interest costs	358	303	294
Recognized actuarial loss	62	10	—

Net expense of post-retirement plans	$466	$349	$333

        The assumed discount rate used in measuring the obligations was 7.30% as of September 30, 2001 and 7.75% as of September 30, 2000. The assumed health care cost trend rate for 2001 was 10%, declining to 5.5% in 2006. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation at September 30, 2001 by approximately $360, and the 2001 post-retirement benefit expense by approximately $33.

(14) Accrued Expenses

        Accrued expenses at December 31 consisted of the following:

	2001	2000
Employee related costs and benefits	$27,881	$30,038
Advertising and sales promotion	8,635	10,018
Income and other taxes payable	9,647	7,786
Other accrued expenses	26,383	28,254

Total accrued expenses	$72,546	$76,096

(15) Lease Commitments

        The Company rents office space, equipment, and computers under non-cancelable operating leases. Rental expenses for operating leases amounted to $9,128 in 2001, $7,764 in 2000, and $6,184 in 1999. Offsetting the rental expenses were sublease rentals of $303 in 2001, $139 in 2000, and $233 in 1999. Two divisions of the Company also rent manufacturing and computer equipment and software under agreements that are classified as capital leases. Future required minimum lease payments as of December 31, 2001 were as follows:

	Operating Leases	Capital Leases
2002	$6,690	$400
2003	4,638	204
2004	3,092	149
2005	2,136	127
2006	1,496	—
Thereafter	7,102	—

Total minimum lease payments	$25,154	$880

Less amount representing interest		99

Present value of minimum lease payments		$781

        Total minimum lease payments on operating leases have not been reduced by minimum sublease rentals of $1,063 due in the future under non-cancelable subleases.

        In 2000, the Company entered into a $1.3 million bridge synthetic lease agreement to finance the land for a manufacturing facility in San Marcos, Texas. The Company is currently negotiating a new synthetic lease agreement for $20 million to finance construction of a 300,000 square foot facility. As of December 31, 2001, approximately $1.2 million had been advanced under the bridge agreement. However, construction is being delayed at the election of management, pending improvement in the economic outlook and forecast sales volume. In the event that the synthetic lease agreement is not completed and entered into, the bridge lease shall expire and the Company shall, at its option, either purchase the land and reimburse the lessor for its costs associated with the land's purchase, or just reimburse the lessor for its costs. A synthetic lease is accounted for as an operating lease.

(16) Contingencies

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

        Discovery, which has been ongoing since 1999, is scheduled to be completed in the Spring of 2002. Genlyte believes that it has meritorious defenses to the adversary proceeding and is defending said action vigorously.

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

(17) Accumulated Other Comprehensive Income

        Accumulated other comprehensive income at December 31 consisted of the following:

	2001	2000
Gain on formation of GTG	$33,805	$33,805
Minimum pension liability	(2,734)	(113)
Foreign currency translation adjustments	(6,225)	(3,828)

Total accumulated other comprehensive income	$24,846	$29,864

(18) Related-Party Transactions

        The Company in the normal course of business has transactions with Thomas. These transactions consist primarily of interest payments under the loan discussed in note (9) "Long-term Debt" and reimbursement for shared corporate expenses such as rent, office services, professional services, and shared personnel.

        The Company had related-party payables to Thomas of $37 and $199 as of December 31, 2001 and 2000, respectively.

        For the years ended December 31, the Company had the following related-party transactions:

	2001	2000	1999
Payments to Thomas for:
Interest under the loan agreement	$1,012	$1,543	$1,281
Reimbursement of corporate expenses	387	515	496

(19) Segment Reporting

        The Company's reportable operating segments include the Commercial Segment, the Residential Segment, and the Industrial and Other Segment. Intersegment sales are eliminated in consolidation and therefore not presented in the table below. Corporate assets and expenses are allocated to the segments. Information about the Company's segments as of and for the years ended December 31 follows:

Operating Segments:

2001	Commercial	Residential	Industrial and Other	Total
Net sales	$712,662	$134,269	$138,245	$985,176
Operating profit	68,029	12,938	11,720	92,687
Assets	468,285	92,308	77,209	637,802
Depreciation and amortization	20,564	3,692	3,916	28,172
Expenditures for plant & equipment	15,634	1,663	2,953	20,250
2000	Commercial	Residential	Industrial and Other	Total
Net sales	$724,350	$137,838	$145,518	$1,007,706
Operating profit	67,952	10,897	13,771	92,620
Assets	454,672	90,055	90,764	635,491
Depreciation and amortization	18,197	3,739	3,728	25,664
Expenditures for plant & equipment	20,389	3,424	4,610	28,423
1999	Commercial	Residential	Industrial and Other	Total
Net sales	$689,167	$145,040	$144,095	$978,302
Operating profit	65,938	7,898	13,025	86,861
Assets	391,493	96,007	88,210	575,710
Depreciation and amortization	16,595	3,532	3,708	23,835
Expenditures for plant & equipment	14,399	3,023	3,092	20,514

(20) Geographical Information

        The Company has operations throughout North America. Foreign amounts represent primarily Canada and some Mexico. Information about the Company's operations by geographical area as of and for the years ended December 31 follows:

2001	U.S.	Foreign	Total
Net sales	$836,754	$148,422	$985,176
Operating profit	75,845	16,842	92,687
Assets	503,957	133,845	637,802
Depreciation and amortization	22,019	6,153	28,172
Expenditures for plant & equipment	14,451	5,799	20,250
2000	U.S.	Foreign	Total
Net sales	$870,209	$137,497	$1,007,706
Operating profit	76,428	16,192	92,620
Assets	503,911	131,580	635,491
Depreciation and amortization	19,749	5,915	25,664
Expenditures for plant & equipment	19,923	8,500	28,423
1999	U.S.	Foreign	Total
Net sales	$855,199	$123,103	$978,302
Operating profit	73,719	13,142	86,861
Assets	441,008	134,702	575,710
Depreciation and amortization	19,178	4,657	23,835
Expenditures for plant & equipment	16,506	4,008	20,514

(21) Quarterly Results of Operations (Unaudited)

	Quarter
2001
	1st	2nd	3rd	4th	Full Year
Net sales	$244,101	$257,124	$252,631	$231,320	$985,176
Operating profit	19,575	23,031	24,436	25,645	92,687
Net income	7,703	9,139	10,003	10,495	37,340
Earnings per share:
Basic	.58	.69	.75	.78	2.80
Diluted	.57	.68	.74	.78	2.77
Market price:
High	29.00	32.00	34.93	32.69	34.93
Low	23.38	26.51	24.95	24.95	23.38
	Quarter
2000
	1st	2nd	3rd	4th	Full Year
Net sales	$246,360	$253,214	$259,292	$248,840	$1,007,706
Operating profit	19,928	21,938	24,345	26,409	92,620
Net income	7,654	8,621	9,871	10,158	36,304
Earnings per share:
Basic	.56	.64	.73	.77	2.68*
Diluted	.55	.63	.73	.76	2.65*
Market price:
High	22.44	22.75	25.56	28.00	28.00
Low	18.97	18.13	21.25	22.88	18.13

*
Quarterly amounts do not sum to full year amount because of rounding.

QuickLinks

2001 Financial Review
Selected Financial Data The Genlyte Group Incorporated & Subsidiaries
Management's Discussion and Analysis The Genlyte Group Incorporated & Subsidiaries
Report of Independent Public Accountants The Genlyte Group Incorporated & Subsidiaries
Consolidated Statements of Income The Genlyte Group Incorporated & Subsidiaries
Consolidated Balance Sheets The Genlyte Group Incorporated & Subsidiaries
Consolidated Statements of Cash Flows The Genlyte Group Incorporated & Subsidiaries
Consolidated Statements of Stockholders' Equity The Genlyte Group Incorporated & Subsidiaries
Notes to Consolidated Financial Statements The Genlyte Group Incorporated & Subsidiaries