Form 10-K, Exhibit 13
period 2002-12-31
GENLYTE GROUP INC
filed 2003-03-28
CIK 833076

EXHIBIT 13

The Genlyte Group Incorporated & Subsidiaries

Selected Financial Data

(Dollars in thousands, except per share data)

	2002	2001	2000	1999	1998
Summary of Operations
Net sales	$970,304	985,176	1,007,706	978,302	664,095
Gross profit	$339,871	348,594	356,402	332,730	231,344
Operating profit	$96,418	92,687	92,620	86,861	59,290
Interest expense, net	$213	3,347	3,922	4,584	3,857
Minority interest	$29,245	27,105	26,592	25,268	8,485
Income before income taxes	$66,960	62,235	62,106	57,009	46,948
Income tax provision	$25,840	24,895	25,802	24,228	20,188
Net income	$41,120	37,340	36,304	32,781	26,760
Return on:
Net sales	4.2%	3.8%	3.6%	3.4%	4.0%
Average stockholders’ equity	14.8%	15.2%	16.9%	17.8%	19.8%
Average capital employed	13.0%	12.5%	13.1%	13.5%	14.6%

Year-end Position
Working capital	$259,769	203,581	172,174	175,702	180,032
Net property, plant and equipment	$107,576	110,447	113,001	104,989	105,679
Total assets	$692,413	637,802	635,491	575,710	493,501
Capital employed:
Total debt	$37,128	40,273	69,313	55,611	62,986
Stockholders’ equity	$293,985	262,565	227,165	202,542	166,232
Total capital employed	$331,113	302,838	296,478	258,153	229,218

Per Share Data
Net income:
Basic	$3.04	2.80	2.68	2.37	1.96
Diluted	$3.01	2.77	2.65	2.37	1.95
Stockholders’ equity per average diluted share outstanding	$21.51	19.49	16.61	14.63	12.14
Market range:
High	$45.00	34.93	28.00	26.00	28.38
Low	$28.62	23.38	18.13	16.00	15.75

Other Data
Orders on hand	$102,215	94,989	95,887	102,080	90,474
Depreciation and amortization	$23,169	28,172	25,664	23,835	15,066
Capital expenditures	$18,912	20,250	28,423	20,514	17,436
Average shares outstanding(*)	13,668	13,475	13,675	13,849	13,690
Current ratio	2.6	2.3	2.0	2.0	2.3
Interest coverage ratio	46.4	17.2	13.7	12.6	12.7
Debt to total capital employed	11.2%	13.3%	23.4%	21.5%	27.5%
Number of stockholders	1,098	1,161	1,225	1,329	1,459
Average number of employees	5,018	5,331	5,475	5,343	3,671
Average sales per employee	$193	185	184	183	181

(*) in thousands, including incremental common shares issuable under stock option plans

The Genlyte Group Incorporated & Subsidiaries

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Note: Throughout this discussion the term “Company” as used herein refers to The Genlyte Group Incorporated, including the consolidated results of The Genlyte Group Incorporated and all majority-owned subsidiaries. “GTG” refers to the Genlyte Thomas Group LLC and “Thomas” refers to Thomas Industries, Inc.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net sales for 2002 were $970.3 million, decreasing by $14.9 million, or 1.5%, from 2001 net sales of $985.2 million. The commercial and industrial construction markets in which the Company operates remained soft throughout the entire year. The residential market, however, was relatively strong. Management believes that the Company gained market share during 2002, because the primary markets served by the Company decreased by approximately 10%, which is more than the Company’s 1.5% sales decline.

The Company operates primarily in the commercial lighting markets, with 73.2% of its 2002 net sales coming from the Commercial segment. This percentage is up slightly from 72.3% in 2001. Net sales of $710.2 million for the Commercial segment in 2002 decreased just 0.3% from 2001 net sales of $712.7 million. The segment’s three primary commercial markets were very soft in 2002. The retail construction market, particularly high-end retail, was in a decline. The office construction market was soft due to the excess office space in many large cities. The hospitality construction market, which includes major hotels and restaurants, was soft compared to recent years, but began to improve in the second half of the year. The segment’s fluorescent and downlighting business struggled because of the soft market conditions, which caused downward pricing pressures from competitors. Overall, considering the softness of the commercial construction markets, the Commercial segment’s sales were relatively strong.

Although the residential construction market has remained one of the stronger areas of the U.S. economy, net sales in the Residential segment declined in proportion to the Company’s overall sales decrease. Residential segment net sales of $132.4 million in 2002 and $134.3 million in 2001 were 13.6% of Company net sales both years. The segment’s strategy has been to reduce emphasis in the do-it-yourself business and concentrate on higher margin business. The strategy has improved the segment’s overall profitability, as operating profit as a percentage of net sales was 12.0% in 2002, compared to 9.6% in 2001. The Residential segment has significantly improved its profitability the last two years.

The Industrial and Other segment accounts for all remaining net sales and declined as a percentage of total Company net sales: 13.2% in 2002 and 14.1% in 2001. Net sales of $127.7 million for the Industrial and Other segment in 2002 decreased 7.6% from 2001 net sales of $138.2 million. The decrease in 2002 net sales is attributable to the soft industrial construction market as well as significantly decreased sales to one large customer. However, the Company does not have any customers that constitute as much as 10% of total net sales. Except for the impact of possible future acquisitions, management does not expect a significant change in the ratio of each segment’s net sales to total Company net sales in the foreseeable future.

U.S. operations accounted for all of the Company’s net sales decrease in 2002. Net sales for the Canadian operations increased 5.2% compared to last year, while net sales for the U.S. operations decreased 2.7%. Also, the weakening of the Canadian dollar during 2002 compared to 2001 reduced U.S. dollar sales of Canadian operations approximately $2.4 million. If the exchange rate had remained constant, net sales of Canadian operations would have increased 6.8%.

During the first quarter of 2002, the Company acquired an additional equity interest in the Lumec-Schreder joint venture, which provided the Company controlling interest in the joint venture, and therefore its balance sheet and income statement are now fully consolidated. This resulted in consolidating sales of $7.1 million for Canadian operations in 2002. If not for these Lumec-Schreder sales, net sales of Canadian operations would have increased only 0.4% during 2002. Lumec-Schreder’s total assets were $3.3 million as of December 31, 2002. As of December 31, 2001, the Company’s equity method investment in the joint venture was $0.7 million.

Net income for 2002 was $41.1 million ($3.01 per diluted share), a 10.1% increase over 2001 net income of $37.3 million ($2.77 per diluted share). Substantially all of this increase was the result of the change in accounting rules regarding the amortization of goodwill. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) and ceased amortizing goodwill. Had the Company accounted for goodwill the same way in 2001, net income would have been $40.5 million ($3.01 per diluted share). Net income was also favorably impacted in 2002 by lower net interest expense, which had a positive after-tax effect of $1.3 million ($0.10 per diluted share), and a lower effective tax rate, which had a positive effect of $0.9 million ($0.07 per diluted share).

In addition, 2002 net income was adversely impacted by several unusual items that did not impact 2001. These include the first quarter expenses associated with closing the plants in Tijuana, Mexico and Milan, Illinois, patent and Keene litigation expenses, a litigation settlement, and the costs of shutting down production at the Barrington, New Jersey plant and transferring it to Sparta, Tennessee and other plants. These items totaled $6.3 million in expense, or $2.9 million after minority interest and taxes ($0.21 per diluted share).

The 2002 gross profit percentage (to net sales) of 35.0% was slightly lower than the 2001 gross profit percentage of 35.4%. The decrease was primarily the result of the expenses associated with the plant closings and production transfers mentioned above, workers’ compensation, and casualty insurance costs, offset by a more favorable mix of products sold (i.e. products with higher gross profit).

Selling and administrative expenses as a percentage of sales decreased to 25.0% in 2002, from 25.4% in 2001, despite increases in insurance and legal expenses. Management has been very diligent in controlling selling and administrative expenses to keep them in line with lower sales volume. Offsetting the increases in casualty insurance, group health insurance, and legal expenses were decreases in freight expense, research and development, advertising, and information technology expenses.

In 2002, interest expense was $1.5 million and interest income was $1.3 million (net interest expense of $0.2 million). In 2001, interest expense was $3.8 million and interest income was $0.5 million (net interest expense of $3.3 million). Interest expense was lower because of significantly lower debt, and interest income was higher because of significantly higher cash. The monthly average debt balance in 2002 was $40.1 million compared to an average debt balance in 2001 of $67.4 million. The average cash balance in 2002 was $82.2 million compared to an average cash balance in 2001 of $33.3 million.

A hypothetical 1% increase in interest rates would result in an increase of $510 thousand in pre-tax income. The estimated increase is based upon no change in the volume or composition of cash and cash equivalents or debt at December 31, 2002.

Minority interest primarily represents the 32% ownership share of GTG by Thomas. It also includes the 49.5% ownership share of Lumec-Schreder by a Belgian holding corporation of the Schreder Group.

The effective income tax rate was approximately 38.6% in 2002, down from 40.0% in 2001. The decrease in the effective tax rate is a result of the adoption of SFAS No. 142 discussed above. Because most of the Company’s goodwill was never amortizable for income tax purposes, the financial reporting income subject to tax did not significantly change. This resulted in a lower effective tax rate and little impact on the current tax liability.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net sales for 2001 were $985.2 million, decreasing by $22.5 million, or 2.2% from 2000 net sales of $1,007.7 million. The 2001 net sales included the operations of Translite Sonoma and Chloride Systems for a full year, whereas the 2000 net sales only included their operations subsequent to their acquisitions on September 14 and October 1, 2000, respectively. Excluding the acquisitions of Translite Sonoma and Chloride Systems, net sales for 2001 would have been 5.3% lower than 2000 net sales.

The general economic slowdown that began in the fourth quarter of 2000 and turned into a recession by the third quarter of 2001 negatively impacted the Company’s sales in the commercial and industrial markets. Sales remained slightly ahead of the 2000 pace through August, but deteriorating market conditions, exacerbated by the terrorist attacks in September, resulted in 2001 fourth quarter sales being 7.0% less than 2000 fourth quarter sales. Intense competitive pressure and market softness in commercial construction resulted in reduced sales in the stock and flow goods businesses. Products that sell in architectural markets and residential markets did better than stock and flow goods. In addition, the weakening of the Canadian dollar during 2001 compared to 2000 decreased U.S. dollar sales of Canadian operations approximately $6.5 million.

Intense competitive pressure and some market softening in the stock and flow goods businesses put downward pressure on net sales in 2000 as well. However, sales in the architectural specification markets were strong. Net sales in 2000 were negatively impacted by three primary factors. First, in the Commercial segment, by management’s decision not to participate in some low margin fluorescent business. Second, in the Residential segment, by continuing the strategy to withdraw from lower margin do-it-yourself business. Third, the Company experienced some manufacturing disruptions and service problems while executing the production transfers from the Milan, Illinois facility to San Marcos, Texas and from Kent, Washington to Langley, British Columbia. The production transfers were fully completed by December 31, 2000 and service levels returned to normal in 2001.

The Company does business primarily in the commercial lighting markets, with 72.3% of its 2001 net sales coming from this segment. This percentage is up slightly from 71.9% in 2000. Chloride Systems is included in the Commercial segment. Net sales of $712.7 million for the Commercial segment in 2001 decreased 1.6% from 2000 net sales of $724.4 million. Excluding the acquisition of Chloride Systems, Commercial segment net sales for 2001 would have been 4.8% lower than 2000.

Net sales in the Residential segment have been declining in absolute terms and as a percentage of total Company net sales, because of the strategy to withdraw from the do-it-yourself business and concentrate on higher margin business. Net sales for the Residential segment of $134.3 million in 2001 decreased 2.6% from 2000 net sales of $137.8 million. Residential net sales represented 13.6% of total Company net sales in 2001 and 13.7% in 2000. The strategy has improved the segment’s overall profitability, as operating profit as a percentage of net sales was 9.6% in 2001, compared to 7.9% in 2000.

The Industrial and Other segment accounts for all remaining net sales and also has been declining slightly as a percentage of total Company net sales: 14.1% in 2001 and 14.4% in 2000. Net sales of $138.2 million for the Industrial and Other segment in 2001 decreased 5.0% from 2000 net sales of $145.5 million. The decrease in 2001 net sales is attributable to significantly decreased sales to one customer. However, the Company does not have any customers that constitute as much as 10% of total net sales.

Net income for 2001 was $37.3 million ($2.77 per diluted share), a 2.9% increase over 2000 net income of $36.3 million ($2.65 per diluted share). Excluding the acquisitions of Translite Sonoma and Chloride Systems, net income for 2001 would have been $36.3 million. The Company was able to increase net income in 2001 despite lower sales because of lower selling and administrative expenses, lower interest expense, and a lower effective income tax rate. The 2001 net income included two non-recurring items that offset each other: a $0.4 million after-tax write-off of an investment in Source Alliance (an electrical industry internet based supply source start-up) and a $0.4 million after-tax gain on the sale of the Hopkinsville distribution center.

The 2001 gross profit percentage (to net sales) of 35.4% was the same as the 2000 gross profit percentage. Selling and administrative expenses as a percentage of sales decreased to 25.4% in 2001 from 25.7% in 2000. Through the end of the third quarter, these 2001 expenses were a higher percentage of sales compared to the third quarter year-to-date 2000, but due to lower freight costs, aggressive cost cutting, and lower provisions for bonuses and legal expenses at Corporate, selling and administrative expenses were reduced substantially in the fourth quarter of 2001.

Amortization of goodwill and other intangible assets increased $1.4 million (30.1%) to $6.0 million in 2001 from $4.6 million in 2000. The increase was the result of additional amortizable goodwill and intangible assets of $56.3 million in 2000 from the Translite Sonoma and Chloride Systems acquisitions and the final adjustment to the Ledalite goodwill.

Interest expense net of interest income amounted to $3.3 million in 2001, a decrease of $0.6 million (14.7%) compared to 2000. Net interest expense was lower in 2001 due to lower interest rates and lower net debt. Average monthly net debt (total debt minus cash and cash equivalents) of $34.1 million in 2001 was 8.3% lower than average net debt of $37.2 million in 2000.

Because the Company had more cash and cash equivalents than debt at December 31, 2001, a hypothetical 1% increase in interest rates would result in an increase of $133 thousand in pre-tax income. The estimated increase is based upon no change in the volume or composition of cash and cash equivalents or debt at December 31, 2001.

Minority interest represents the 32% ownership share of GTG by Thomas.

The effective income tax rate was approximately 40.0% in 2001, down from 41.5% in 2000. The decrease in the effective tax rate is because of lower Canadian tax rates and lower effective state tax rates. The apportionment of income among states has changed because of recent acquisitions and restructuring of legal entities.

Outlook for the Future

Management is concerned that the Company’s operating results in 2003 may be weaker than the 2002 operating results, depending on the overall economy and excluding the effects of any significant acquisitions. Management expects that the Company’s primary markets will remain very soft for most of 2003. In the Commercial segment, the 2002 holiday selling season was very weak, suggesting further weakness in new retail construction in 2003. Forecasts of new construction for many of the Company’s retail customers are weaker than 2002. New office construction throughout North America also remains very weak because of the high vacancy rates in most of the major cities. Further, the hospitality market remains very soft because major hotels are experiencing record vacancy rates. However, not all new construction markets are soft. Some pockets of opportunity exist in health care, education, and federal, state, and some local governments. However, hospitals, schools, and government buildings do not always use the high-end, high-quality, leading technology products that the Company specializes in, so sales to these users often result in lower margins. In addition, many utilities and state and local governments are reducing their budgets, which may result in a significant decrease in their construction spending. In the Residential segment, housing starts, although still at high levels, are forecasted to soften in 2003. Construction of high-end homes was strong during 2002, but management believes the rate of construction of such homes will not continue unless the overall economy improves. In the Industrial and Other segment, construction activity is expected to remain soft in 2003.

In response to the soft conditions of the Company’s primary markets, and in an effort to protect its profitability levels, management plans to continue the following measures: aggressively introduce new products, target niche selling opportunities in market segments that are growing, control operating expenses and manufacturing costs. In addition, the Company plans to optimize recent acquisitions, leverage the benefits from recent plant consolidations, and opportunistically pursue potential acquisitions.

The Company is experiencing cost increases in steel (due to import tariffs), freight, workers’ compensation, casualty insurance, medical insurance, and legal fees related to patent litigation and the Keene litigation. These costs are expected to increase by $10 million to $16 million in 2003 compared to 2002. In response to these expected cost increases, the Company announced a price increase early in 2003. The price increase appears to be supported by the market.

In the fourth quarter, the Company completed the shut-down of fluorescent product manufacturing at its Barrington, New Jersey plant, and transferred it to other facilities, predominantly to the newly renovated plant in Sparta, Tennessee. This state-of-the-art facility will allow the Company to compete more effectively in the commodity fluorescent business. The Company expects to close at least one more plant in 2003.

Also in the fourth quarter of 2002, the Company acquired the manufacturing assets, intellectual property, and sales division of Vari-Lite, Inc. (“Vari-Lite”), a manufacturer of highly advanced automated lighting equipment for the entertainment industry. Although the acquisition is not expected to have a significant impact on 2003 earnings, it is expected to increase earnings in succeeding years. In addition, the Company plans to use some of Vari-Lite’s patented technology in its controls and track lighting business. The Company subsequently purchased a building in Dallas, Texas, into which Vari-Lite and the Controls division will move. This is expected to decrease cost and improve profitability of both businesses. The Company continues to look for acquisitions that make sense strategically and financially.

Financial Condition

Liquidity and Capital Resources

The Company focuses on its net debt (total debt minus cash and cash equivalents), working capital, and current ratio as its most important measures of short-term liquidity. For long-term liquidity, the Company considers its ratio of total debt to total capital employed (total debt plus total stockholders’ equity) and trends in net debt and cash provided by operating activities to be the most important measures. From both a short-term and a long- term perspective, the Company’s liquidity is very strong.

The Company is in a net cash position (cash and cash equivalents exceed total debt by $74.8 million) at December 31, 2002, compared to net cash of $19.5 million at December 31, 2001. Total debt decreased to $37.1 million at December 31, 2002, compared to $40.3 million at December 31, 2001, while cash and cash equivalents increased to $111.9 million at December 31, 2002, compared to $59.8 million at December 31, 2001. The decrease in debt was mainly due to a scheduled payment in December 2002 on the Canadian dollar notes.

Working capital at December 31, 2002 was $259.8 million, compared to $203.6 million at December 31, 2001. The primary reasons for the increase in working capital were the $52.1 million increase in cash shown below and the acquisition of Vari-Lite. Accounts receivable increased $6.6 million because of higher sales in the fourth quarter of 2002 compared to 2001 and because of $1.0 million acquired from Vari-Lite. Inventories increased $3.5 million because of $5.4 million acquired from Vari-Lite. Otherwise, inventories would have decreased due to the strong fourth quarter sales. Accounts payable increased $5.3 million, with $0.7 million from Vari-Lite and the remainder attributed to lengthening of the timing of vendor payments. The current ratio was 2.6 at December 31, 2002, compared to 2.3 at December 31, 2001. This represents the Company’s highest current ratio in the last ten years.

The ratio of total debt to total capital employed at December 31, 2002 was reduced to the lowest level in the Company’s history at 11.2%, compared to 13.3% at December 31, 2001. The Company is in a very good position to add debt if needed. Cash provided by operating activities has been strong enough for the Company to repay its debt quickly and add to its cash balance. Cash provided by operating activities was $86.4 million in 2002, $86.9 million in 2001, and $87.0 million in 2000.

Management is confident that currently available cash and borrowing facilities, combined with internally generated funds, will be sufficient to fund capital expenditures as well as any increase in working capital required to accommodate business needs in the foreseeable future. The Company continues to seek opportunities to acquire businesses that fit its strategic growth plans. Management believes adequate financing for any such investments will be available through cash on hand, future borrowings, or equity offerings.

Cash Flows

A condensed consolidated statement of cash flows follows:

	For the years ended December 31,
(Dollars in thousands)	2002	2001	2000
EBITDA*	$90,342	$93,754	$91,692

Interest expense, net of interest income	(213)	(3,347)	(3,922)

Taxes on income	(25,840)	(24,895)	(25,802)

Working capital changes and other	22,071	21,361	25,080

Cash provided by operating activities, net	86,360	86,873	87,048

Cash used in investing activities, net	(27,746)	(21,553)	(86,221)

Cash provided by (used in) financing activities, net	(5,963)	(26,919)	1,658

Effect of exchange rate changes	(534)	(2,397)	(1,360)

Increase in cash and cash equivalents	$52,117	$36,004	$1,125

* Earnings before interest, taxes, depreciation, and amortization

Cash provided by operating activities in 2002 was $0.5 million lower than 2001, which was virtually the same as 2000.  Cash used in investing activities is comprised of acquisitions of businesses and purchases of property, plant and equipment, less proceeds from sales of property, plant and equipment.  In 2002, the Company paid $10.6 million to purchase Vari-Lite.  In 2001, the Company paid $2.9 million to purchase Entertainment Technology.  In 2000, the Company paid $58.8 million to purchase Translite Sonoma and Chloride Systems and made an additional $0.5 million investment in Fibre Light.  Purchases of plant and equipment in 2002 were $1.3 million lower than in 2001, which were $8.2 million lower than in 2000.  In response to the soft business conditions in the last two years, management committed less funds to capital expenditures.

Proceeds from sales of property, plant and equipment were:  $1.8 million in 2002, primarily from the sale of property and equipment at the plant in Milan, Illinois; $1.6 million in 2001, primarily from the sale of the Hopkinsville, Kentucky distribution center; and $1.3 million in 2000, primarily from the sale of the Hopkinsville manufacturing facility.

In the second quarter of 2000, the Company obtained a $7.6 million industrial revenue bond to finance a plant expansion and paint line at the plant in Littlestown, Pennsylvania.  In the third quarter of 2001, the Company obtained a $5.0 million industrial revenue bond to finance a renovation and expansion of the fluorescent lighting plant in Sparta, Tennessee.  The Littlestown project is on hold until the economy and the Company’s sales strengthen.  The Sparta project was completed in 2002.  Of the cash and cash equivalents balance of $111.9 million at December 31, 2002, $7.9 million represented funds in trust relating to the Littlestown industrial revenue bonds.  As expenditures are made for the project, funds will be drawn from the trust.

The Company has plans to spend approximately $30 million to build and relocate into a new 300,000 square foot HID (high intensity discharge) manufacturing plant in San Marcos, Texas.  The facility will provide world class manufacturing capability and replace current multiple facilities.  In 2000, the Company entered into a $1.3 million bridge agreement in off balance sheet financing for the land for this plant, and approximately $1.2 million had been advanced under that agreement as of December 31, 2001.  The Company was negotiating a synthetic lease agreement for $20 million to help finance the land and construction of the plant.  A synthetic lease is accounted for as an operating lease, without capitalizing the building and recording the debt.  In 2002, the Company terminated the synthetic lease negotiations and paid $1.3 million for the purchase of the land and related costs.  The project is on hold until the economy and the Company’s sales strengthen.

Cash used in financing activities during 2002 was $6.0 million, with $4.1 million in stock options exercised offsetting payments on debt of $3.3 million and treasury stock purchases of $6.8 million.  The Company purchased 202,800 shares of treasury stock at an average price of $33.48 in 2002.  The Company can repurchase up to 5%, or approximately 670,000 shares, of its outstanding common stock under a plan that expires in April 2003.  Cash used in financing activities in 2001 was $26.9 million with a net reduction in debt of $29.0 million offset by $2.5 million in stock options exercised.  Very little treasury stock was purchased in 2001 – just 17,600 shares for $0.4 million.  Cash provided by financing activities in 2000 was $1.7 million, with $1.4 million provided by stock options exercised, and the $12.6 million increase in total debt virtually offset by the $12.3 million purchases of treasury stock.

Debt and Other Contractual Obligations

The Company’s long-term debt at December 31, 2002 consisted of $13.3 million in Canadian dollar notes from the Ledalite acquisition, $23.1 million in industrial revenue bonds, and $0.7 million in capital leases and other.  The Company is in compliance with all of its debt covenants.  The Company has a $150 million revolving credit facility with eight banks that matures in August 2003.  At December 31, 2002 the Company had no borrowings and approximately $45.6 million in outstanding letters of credit under this facility.  The letters of credit serve to guarantee the Canadian dollar notes and industrial revenue bonds as well as insurance reserves.

The following table summarizes the Company’s contractual obligations at December 31, 2002, excluding current liabilities except for the current maturities of long-term debt, and the effect such obligations are expected to have on cash flows and liquidity in future periods (in thousands):

	Payments Due By Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-term debt	$37,128	$4,100	$9,928	$—	$23,100

Non-cancelable operating leases	27,770	7,665	8,919	4,687	6,499

Total contractual obligations	$64,898	$11,765	$18,847	$4,687	$29,599

Other

Under the terms of the Genlyte Thomas Group LLC Agreement (the “LLC Agreement”), at any time on or after January 31, 2002, Thomas has the right (a “Put Right”), but not the obligation, to require GTG to purchase all, but not less than all, of Thomas’s 32% interest at the appraised value of such interest.  The appraised value shall be the fair market value of GTG as a going concern, taking into account a control premium, and determined by an appraisal process to be undertaken by recognized investment banking firms chosen initially by Genlyte and Thomas.  If GTG cannot secure the necessary financing with respect to Thomas’s exercise of its Put Right, then Thomas has the right to cause GTG to be sold.

At any time after Thomas exercises its Put Right, Genlyte has the right, in its sole discretion and without the need of approval of Thomas, to cause GTG to be sold by giving notice to the GTG Management Board, and the Management Board must then proceed to sell GTG subject to a fairness opinion from a recognized investment banking firm.  Genlyte also has the right to cause GTG to assign the rights to purchase Thomas’s interest to Genlyte.  Genlyte also has the right to cause GTG to incur indebtedness or to undertake an initial public offering to finance or effect financing of the payment of the purchase price.

Also under the terms of the LLC Agreement, on or after the later to occur of (1) the final settlement or disposition of the Keene litigation described in note (14) “Contingencies” in the Notes to Consolidated Financial Statements, or (2) January 31, 2002, either Genlyte or Thomas has the right, but not the obligation, to offer to buy the other’s interest (the “Offer Right”).  If Genlyte and Thomas cannot agree on the terms, then GTG shall be sold to the highest bidder.  Either Genlyte or Thomas may participate in the bidding for the purchase of GTG.  As of December 31, 2002, neither Genlyte nor Thomas has the ability to exercise the Offer Right.

If either Genlyte or Thomas were to exercise its rights, causing GTG or Genlyte to purchase Thomas’s interest, Genlyte’s liquidity and capital resources would be affected.

In 2002, 2001, and 2000, 16.1%, 15.1%, and 13.6%, respectively, of the Company’s net sales were generated from operations in Canada.  In addition, the Company has production facilities in Mexico.  International operations are subject to fluctuations in currency exchange rates.  The Company monitors its currency exposure in each country, but does not actively hedge or use derivative financial instruments to manage exchange rate risk.  Management cannot predict future foreign currency fluctuations, which have and will continue to affect the Company’s balance sheet and results of operations.  The cumulative effect of foreign currency translation adjustments, included in accumulated other comprehensive income, a component of stockholders’ equity, was a $6.2 million loss as of December 31, 2002.  Such adjustments were a gain of $14 thousand in 2002, a loss of $2.4 million in 2001, and a loss of $1.4 million in 2000.  Pre-tax gains and losses from foreign currency transactions, which are recorded in selling and administrative expenses, were $151 thousand or less for each of the last three years.

Critical Accounting Policies

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based on the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

On an on-going basis, the Company evaluates its estimates and assumptions, including those related to sales returns and allowances, doubtful accounts receivable, slow moving and obsolete inventory, income taxes, impairment of long-lived assets including goodwill and other intangible assets, medical and casualty insurance reserves, warranty reserves, pensions and other post-retirement benefits, contingencies, environmental matters, and litigation.  Management bases its estimates and assumptions on its substantial historical experience and other relevant factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Reported results would differ under different assumptions or conditions.  Actual results will inevitably differ from management’s estimates, and such differences could be material to the financial statements.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of the Company’s consolidated financial statements:

Allowance for Doubtful Accounts Receivable

The Company maintains allowances for doubtful accounts receivable for estimated uncollectible invoices resulting from the customer’s inability to pay (bankruptcy, out of business, etc.) as well the customer’s refusal to pay (returned products, billing errors, disputed amounts, etc.).  Management’s estimated allowances are based on the aging of the invoices, historical collections, amounts disputed by customers, and the customer’s financial status.  In the opinion of management, these allowances are conservatively established and sufficient to cover future collection problems.  However, should business conditions deteriorate and more customers have financial problems, these allowances may need to be increased, which would have a negative impact on the Company’s results of operations.

Reserve for Slow Moving and Obsolete Inventory

The Company records inventory at the lower of cost (generally LIFO) or market.  While market prices of inventory rarely result in the Company’s inventory cost exceeding market, the Company does reserve for excess quantities of slow moving or obsolete inventory.  These reserves are primarily based upon management’s assessment of the salability of the inventory, historical usage of raw materials and historical demand for finished goods, and estimated future usage and demand.  An improper assessment of salability or improper estimate of future usage or demand, or significant changes in usage or demand could result in significant changes in the reserves and a positive or a negative impact on the Company’s results of operations in the period the change occurs.

Impairment of Goodwill

Statement of Financial Accounting Standards No.142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), was issued in July 2001 and became effective for the Company on January 1, 2002.  Goodwill is now subject to an assessment for impairment on a reporting unit basis by applying a fair-value-based test annually, and more frequently if circumstances indicate a possible impairment.  If a reporting unit’s net book value is more than its fair value, and the reporting unit’s net book value of its goodwill exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess goodwill net book value.

The evaluation of goodwill for impairment requires management to use significant estimates and assumptions including, but not limited to, projecting future revenue, operating results, and cash flow of each of the Company’s reporting units.

Although management believes the estimates and assumptions used in the evaluation of goodwill are reasonable, differences between actual and projected revenue, operating results, and cash flow could cause some of the Company’s goodwill to be deemed impaired.  If this were to occur, the Company would be required to write down the goodwill, which could have a material negative impact on the Company’s results of operations and financial condition.

Retirement Plans and Post-Retirement Benefit Plans

Assets and liabilities of the Company’s defined benefit plans are determined on an actuarial basis and are affected by the estimated market value of plan assets, estimates of the expected return on plan assets, and discount rates.  Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets, as well as changes in the discount rates, will affect the amount of pension expense ultimately recognized, impacting the Company’s results of operations.  The liability for post-retirement medical and life insurance benefits is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs.  Changes in the discount rate and differences between actual and expected health care costs will affect the recorded amount of post-retirement benefits expense, impacting the Company’s results of operations.

Self-Insurance for Workers’ Compensation and Medical Claims

The Company is insured for workers’ compensation, but the deductible, $250,000 prior to August 2002 and $500,000 afterwards, exceeds the vast majority of claims.  The insurance agent and administrator, Travelers, provides the Company with estimated losses and reserve requirements for each open claim, as well as estimated losses for claims incurred but not reported, based on its expertise and experience.  The Company records provisions for workers’ compensation claims based on the information received from Travelers.  Travelers uses significant judgment and assumptions to estimate the losses and reserve requirements, and although management believes the current estimates are reasonable, significant differences related to the factors used in making those estimates could materially affect the Company’s workers’ compensation liabilities and expense, impacting financial condition and results of operations.

The Company is self-insured for the medical benefit plans covering most of its employees.  The Company estimates its liability for claims incurred by applying a lag factor to the Company’s historical claims and administrative cost experience.  The validity of the lag factor is evaluated periodically and revised if necessary.  Although management believes the current estimated liabilities for medical claims are reasonable, changes in the lag in reporting claims, changes in claims experience, unusually large claims, and other factors could materially affect the recorded liabilities and expense, impacting financial condition and results of operations.

Stock-Based Compensation Costs

Statement of Financial Accounting Standards No.123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) gives companies the choice to account for stock-based compensation using either the fair value method or the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees.”  The Company has elected to account for its stock option plans using the intrinsic value method.  Because all options granted under those plans have had an exercise price equal to the market value of the underlying common stock on the date of grant, no stock-based compensation cost has been recognized in the consolidated statements of income.  Had the Company elected to account for its stock option plans using the fair value method of SFAS No. 123, or if accounting rules change to require accounting different than the intrinsic value method, the Company’s results of operations could be materially affected.

Note (2) “Summary of Significant Accounting Policies – Stock- Based Compensation Costs” in the Notes to Consolidated Financial Statements includes supplemental information, including pro forma net income and earnings per share, as if stock-based compensation cost for the stock option plans had been determined using the fair value method of SFAS No. 123.  The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with assumptions about the risk-free interest rate, expected option life, and expected stock price volatility.  These assumptions can be highly subjective.  Because Genlyte’s stock options have characteristics different from those of traded options, and changes in the subjective assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measurement of the fair value of Genlyte’s stock options.  Using different assumptions, the supplemental information provided in note (2) could be materially different.

Income Taxes

Significant management judgment is required in developing the Company’s income tax provision, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against deferred tax assets.  Management has determined that no valuation allowances are required based in part on sufficient historical and projected future earnings to fully realize the deferred tax assets.

The Company operates in multiple taxing jurisdictions and is subject to audit in those jurisdictions.  Because of the complex issues involved, any assessments can take an extended period of time to be resolved.  In management’s opinion, adequate income tax provisions have been made and adequate tax reserves exist to cover potential risks.

Contigencies and Litigation

Genlyte was named as a party to legal proceedings discussed in note (14) “Contingencies,” in the Notes to Consolidated Financial Statements. The Company would accrue the estimated cost of an adverse outcome if, in management’s judgment, the adverse outcome was probable and the cost could be reasonably estimated. The Company made no such accrual as of December 31, 2002, because management believed a favorable outcome was probable. On March 14, 2003, the court issued summary judgment in favor of all defendants. As a result, the case against all defendants, including Genlyte, was dismissed in its entirety. Although this ruling is subject to appeal, management believes the ultimate disposition of the proceedings will be favorable to the Company.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, including without limitation expectations as to future sales and operating results, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”).  Words such as “expects,” “believes,” “plans,” “intends,” “estimates,” “forecasts,” and similar expressions are intended to identify such forward-looking statements.  The statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the following: the highly competitive nature of the lighting business; the overall strength or weakness of the economy, construction activity, and the commercial, residential, and industrial lighting markets; the ability to maintain or increase prices; acceptance of new product offerings; the performance of Vari-Lite; future acquisitions; availability and cost of steel and other raw materials; casualty and medical insurance cost increases; cost savings realized from plant consolidations; the costs and outcomes of legal proceedings; and foreign exchange rates.  The Company could also be affected by changes in tax rates or laws and changes in interest rates.  The Company will not undertake and specifically declines any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Report of Independent Auditors

To the Stockholders of The Genlyte Group Incorporated:

We have audited the accompanying consolidated balance sheet of The Genlyte Group Incorporated and Subsidiaries (the Company) as of December 31, 2002 and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated January 18, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Genlyte Group Incorporated and Subsidiaries at December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discused in Note 2, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

As discussed above, the financial statements of the Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations.  As discussed in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002.  Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income.  In our opinion, the disclosures for 2001 and 2000 in Note 2 are appropriate.  However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments related to Note 2, and accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

/s/ Ernst & Young LLP

Louisville, Kentucky
January 22, 2003, except for Note 22, as to which the date is March 14, 2003

This Report Has Not Been Reissued By Arthur Andersen LLP As Arthur Andersen LLP Ceased Operations In August 2002.

The Following Report Is A Copy of the Previously Issued Arthur Andersen LLP Report.

Report of Independent Public Accountants

To the Stockholders of The Genlyte Group Incorporated:

We have audited the accompanying consolidated balance sheets of The Genlyte Group Incorporated (a Delaware corporation) and Subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ Arthur Andersen LLP

Louisville, Kentucky
January 18, 2002

The Genlyte Group Incorporated & Subsidiaries
Consolidated Statements of Income

(Amounts in thousands, except earnings per share data)

	For the years ended December 31,
	2002	2001	2000

Net sales	$970,304	$985,176	$1,007,706
Cost of sales	630,433	636,582	651,304

Gross profit	339,871	348,594	356,402
Selling and administrative expenses	242,602	249,900	259,166
Amortization of goodwill	—	5,211	4,388
Amortization of other intangible assets	851	796	228

Operating profit	96,418	92,687	92,620
Interest expense, net of interest income	213	3,347	3,922
Minority interest, net of income taxes	29,245	27,105	26,592

Income before income taxes	66,960	62,235	62,106
Income tax provision	25,840	24,895	25,802

Net income	$41,120	$37,340	$36,304

Earnings per share:
Basic	$3.04	$2.80	$2.68
Diluted	$3.01	$2.77	$2.65

Weighted average number of shares outstanding:
Basic	13,535	13,336	13,557
Diluted	13,668	13,475	13,675

The accompanying notes are an integral part of these financial statements.

The Genlyte Group Incorporated & Subsidiaries

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31,
	2002	2001
Assets:
Current Assets:
Cash and cash equivalents	$111,906	$59,789
Accounts receivable, less allowances for doubtful accounts of $10,616 and $10,111, respectively	148,279	141,658
Inventories	136,470	132,932
Deferred income taxes and other currents assets	27,915	27,346
Total current assets	424,570	361,725
Property, plant and equipment, at cost
Land and land improvements	7,447	6,490
Buildings and leasehold improvements	81,764	83,318
Machinery and equipment	276,600	273,401
Total property, plant and equipment	365,811	363,209
Less: accumulated depreciation and amortization	258,235	252,762
Net property, plant and equipment	107,576	110,447
Goodwill, net of accumulated amortization	134,231	135,417
Other intangible assets, net of accumulated amortization	22,195	22,280
Other assets	3,841	7,933
Total Assets	$692,413	$637,802

Liabilities & Stockholders’ Equity:
Current Liabilities:
Current maturities of long-term	$4,100	$3,284
Accounts payable	87,568	82,314
Accrued expenses	73,133	72,546
Total current liabilities	164,801	158,144
Long-term debt	33,028	36,989
Deferred income taxes	32,935	32,746
Accrued pension	25,406	15,925
Minority interest	133,789	123,327
Other long-term liabilities	8,469	8,106
Total liabilities	398,428	375,237
Commitments and contingencies {See notes (13) and (14)}

Stockholders’ Equity:
Common stock ($.01 par value, 30,000,000 shares authorized; 14,355,506 and 14,138,146 shares issued, respectively; 13,447,287 and 13,432,701 shares outstanding, respectively)	135	135
Additional paid-in capital	9,451	10,633
Retained earnings	268,071	226,951
Accumulated other comprehensive income	16,328	24,846
Total stockholders’ equity	293,985	262,565
Total Liabilities & Stockholders’ Equity	$692,413	$637,802

The accompanying notes are an integral part of these financial statements.

The Genlyte Group Incorporated & Subsidiaries
Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the years ended December 31,
	2002	2001	2000
Cash Flows From Operating Activities:
Net income	$41,120	$37,340	$36,304
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,169	28,172	25,664
Net loss (gain) from disposals of plant and equipment	1,010	(807)	(77)
Provision for doubtful accounts receivable	2,170	424	(718)
Provision for deferred income taxes	2,769	2,662	4,775
Changes in assets and liabilities, net of effect of acquisitions:
(Increase) decrease in:
Accounts receivable	(7,640)	1,520	18,899
Inventories	2,069	19,419	(10,726)
Deferred income taxes and other current assets	465	1,069	(1,159)
Intangible and other assets	8,195	5,017	481
Increase (decrease) in:
Accounts payable	4,463	(15,353)	7,637
Accrued expenses	2,729	(3,650)	(6,994)
Deferred income taxes, long-term	(6,428)	(2,460)	(1,192)
Minority interest	10,465	12,327	12,060
Other long-term liabilities	1,318	315	823
All other, net	486	878	1,271
Net cash provided by operating activities	86,360	86,873	87,048

Cash Flows From Investing Activities:
Acquisitions of businesses, net of cash received	(10,641)	(2,900)	(59,145)
Purchases of property, plant and equipment	(18,912)	(20,250)	(28,423)
Proceeds from sales of property, plant and equipment	1,807	1,597	1,347
Net cash used in investing activities	(27,746)	(21,553)	(86,221)

Cash Flows From Financing Activities:
Proceeds from long-term debt	—	14,000	47,600
Reductions of long-term debt	(3,318)	(43,040)	(35,029)
Purchases of treasury stock	(6,789)	(436)	(12,305)
Exercise of stock options	4,144	2,557	1,392
Net cash provided by (used in) financing activities	(5,963)	(26,919)	1,658
Effect of exchange rate changes on cash and cash equivalents	(534)	(2,397)	(1,360)
Net increase in cash and cash equivalents	52,117	36,004	1,125
Cash and cash equivalents at beginning of year	59,789	23,785	22,660
Cash and cash equivalents at end of year	$111,906	$59,789	$23,785

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest, net of interest received	$1,013	$3,806	$3,334
Income taxes, net of refunds of $289, $3,596, and $785, respectively	$20,742	$17,235	$26,912

The accompanying notes are an integral part of these financial statements.

The Genlyte Group Incorporated & Subsidiaries
Consolidated Statements of Stockholders’ Equity

(Amounts in thousands)

			Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity

	Common Stock
	Number of Shares	Amount
Balance, December 31, 1999	13,676	$137	$17,761	$153,307	$31,337	$202,542

Net income	—	—	—	36,304	—	36,304
Increase in minimum pension liability, before tax	—	—	—	—	(188)	(188)
Related tax effect	—	—	—	—	75	75
Increase in minimum pension liability, after tax	—	—	—	—	(113)	(113)
Foreign currency translation adjustments	—	—	—	—	(1,360)	(1,360)
Total comprehensive income	—	—	—	36,304	(1,473)	34,831

Exercise of stock options	149	1	1,391	—	—	1,392
Income tax benefit on exercise of stock options	—	—	705	—	—	705
Purchases of treasury stock	(562)	(5)	(12,300)	—	—	(12,305)
Balance, December 31, 2000	13,263	$133	$7,557	$189,611	$29,864	$227,165

Net income	—	—	—	37,340	—	37,340
Increase in minimum pension liability, before tax	—	—	—	—	(4,368)	(4,368)
Related tax effect	—	—	—	—	1,747	1,747
Increase in minimum pension liability, after tax	—	—	—	—	(2,621)	(2,621)
Foreign currency translation adjustments	—	—	—	—	(2,397)	(2,397)
Total comprehensive income	—	—	—	37,340	(5,018)	32,322

Exercise of stock options	188	2	2,555	—	—	2,557
Income tax benefit from exercise of stock options	—	—	957	—	—	957
Purchases of treasury stock	(18)	—	(436)	—	—	(436)
Balance, December 31, 2001	13,433	$135	$10,633	$226,951	$24,846	$262,565

Net income	—	—	—	41,120	—	41,120
Increase in minimum pension liability, before tax	—	—	—	—	(12,717)	(12,717)
Related tax effect	—	—	—	—	4,185	4,185
Increase in minimum pension liability, after tax	—	—	—	—	(8,532)	(8,532)
Foreign currency translation adjustments	—	—	—	—	14	14
Total comprehensive income	—	—	—	41,120	(8,518)	32,602

Exercise of stock options	217	2	4,142	—	—	4,144
Income tax benefit from exercise of stock options	—	—	1,463	—	—	1,463
Purchases of treasury stock	(203)	(2)	(6,787)	—	—	(6,789)
Balance, December 31, 2002	13,447	$135	$9,451	$268,071	$16,328	$293,985

The accompanying notes are an integral part of these financial statements.

The Genlyte Group Incorporated & Subsidiaries

Notes to Consolidated Financial Statements

Note: Throughout these notes, the term “Company” as used herein refers to The Genlyte Group Incorporated, including the consolidated results of The Genlyte Group Incorporated and all majority-owned subsidiaries.

(Dollars in thousands, except per share data)

(1) Description of Business

The Genlyte Group Incorporated (“Genlyte”), a Delaware corporation, is a United States based multinational corporation.  The Company designs, manufactures, and sells lighting fixtures and controls for a wide variety of applications in the commercial, residential, and industrial markets in North America.  The Company’s products are marketed primarily to distributors who resell the products for use in commercial, residential, and industrial construction and remodeling.

(2) Summary of Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Genlyte and all majority-owned subsidiaries, after elimination of intercompany accounts and transactions.  These statements include the accounts of Genlyte Thomas Group LLC (“GTG”).  See note (3) “Formation of Genlyte Thomas Group LLC.”  Investments in affiliates owned less than 50%, and over which the Company exercises significant influence, are accounted for using the equity method, under which the Company’s share of these affiliates’ earnings is included in income as earned.  Investments in affiliates over which the Company does not exercise significant influence are accounted for using the cost method.

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

Revenue Recognition: The Company records sales revenue when products are shipped, which is when legal title passes to the customer and the risks and rewards of ownership have transferred.  A provision for estimated returns and allowances is recorded as a sales deduction.

Customer Rebates: In 2001, the Company began classifying all customer rebates as sales deductions.  Prior to 2001, the Company had been classifying most rebates paid to customers as sales deductions, but certain rebates were classified as selling and administrative expenses.  The effect in 2001 was to reclassify $3,007 to net sales (decrease) from selling and administrative expenses (decrease).  The 2000 statement of income has not been reclassified to conform to the 2001 and 2002 classification, because the amount, $3,125, is not considered material.

Stock-Based Compensation Costs: At December 31, 2002, the Company had two stock-based compensation (stock option) plans, which are described more fully in note (15).  The Company accounts for those plans using the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Because all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant, no stock-based compensation cost has been recognized in the consolidated statements of income.  Had stock-based compensation cost for the plans been determined using the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” the effect on the Company’s net income and earnings per share for the years ended December 31, would have been as follows:

	2002	2001	2000
Net income, as reported	$41,120	$37,340	$36,304

Stock-based compensation cost using fair value method, net of related tax effects	2,171	1,365	545
Net income, pro forma	$38,949	$35,975	$35,759

Earnings per share:
Basic, as reported	$3.04	$2.80	$2.68
Basic, pro forma	$2.88	$2.70	$2.64
Diluted, as reported	$3.01	$2.77	$2.65
Diluted, pro forma	$2.85	$2.67	$2.61

Shipping and Handling Costs: In compliance with Emerging Issues Task Force issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” the Company includes in net sales all amounts billed to customers that relate to shipping and handling.  Shipping and handling costs billed to customers and included in net sales were $7,372 in 2002, $7,502 in 2001, and $7,664 in 2000.  Shipping and handling costs included in selling and administrative expenses were $45,724 in 2002, $50,552 in 2001, and $52,805 in 2000.

Advertising Costs: The Company expenses advertising costs principally as incurred.  Certain catalog, literature, and display costs are amortized over their useful lives, from 6 to 24 months.  Total advertising expenses, classified as selling and administrative expenses, were $8,538 in 2002, $10,373 in 2001, and $12,221 in 2000.

Research and Development Costs: Research and development costs are expensed as incurred.  These expenses, classified as selling and administrative expenses, were $8,521 in 2002, $9,359 in 2001, and $8,510 in 2000.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Allowance for Doubtful Accounts Receivable: The Company maintains allowances for doubtful accounts receivable for estimated uncollectible invoices resulting from the customer’s inability to pay (bankruptcy, out of business, etc.) as well as the customer’s refusal to pay (returned products, billing errors, disputed amounts, etc.).  Management’s estimated allowances are based on the aging of the invoices, historical collections, amounts disputed by customers, and the customer’s financial status.

Concentration of Credit Risk: Assets that potentially subject the Company to concentration of credit risk are cash and cash equivalents and accounts receivable.  The Company invests its cash primarily in high-quality institutional money market funds with maturities of less than three months and limits the amount of credit exposure to any one financial institution.  The Company provides credit to most of its customers in the ordinary course of business, and collateral or other security may be required in certain situations.  The Company conducts ongoing credit evaluations of its customers and maintains allowances for potential credit losses.  Concentration of credit risk with respect to accounts receivable is limited due to the wide variety of customers and markets to which the Company sells.  As of December 31, 2002, management does not consider the Company to have any significant concentration of credit risk.

Inventories: Inventories are stated at the lower of cost or market and include materials, labor, and overhead.  Inventories at December 31 consisted of the following:

	2002	2001
Raw materials	$53,428	$51,595
Work in process	15,104	13,582
Finished goods	67,938	67,755
Total inventories	$136,470	$132,932

Inventories valued using the last-in, first-out (“LIFO”) method represented approximately 83% of total inventories at December 31, 2002 and 2001.  Inventories not valued at LIFO (primarily inventories of Canadian operations) are valued using the first-in, first-out (“FIFO”) method.  On a FIFO basis, which approximates current cost, inventories would have been $2,337 and $2,616 lower than reported at December 31, 2002 and 2001, respectively.

During each of the last three years, certain inventory quantity reductions caused partial liquidations of LIFO inventory layers (in some cases including the base), the effects of which increased 2002 net income by $48, increased 2001 net income by $427, and decreased 2000 net income by $235.

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

Leasehold improvements are amortized over the terms of the respective leases, or over their estimated useful lives, whichever is shorter.  Depreciation and amortization of property, plant and equipment, including assets recorded under capital leases, was $22,318 in 2002, $22,165 in 2001, and $21,048 in 2000.  Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes.

When the Company sells or otherwise disposes of property, plant and equipment, the asset cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in selling and administrative expenses in the consolidated statements of income.

Maintenance and repairs are expensed as incurred.  Renewals and improvements that extend the useful life of an asset are capitalized and depreciated or amortized over the remaining useful lives of the respective assets.

Translation of Foreign Currencies: Balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect as of the balance sheet date.  The cumulative effects of such adjustments are charged to the foreign currency translation adjustment component of accumulated other comprehensive income in stockholders’ equity.  Income and expenses are translated at the average exchange rates prevailing during the year.  Net gains or (losses) resulting from foreign currency transactions of $151 in 2002, $88 in 2001, and ($80) in 2000 are included in selling and administrative expenses.

Collective Bargaining Agreements: As of December 31, 2002, the Company had 2,569 employees, or 50.6% of the total employees, who were members of various collective bargaining agreements. Several of these collective bargaining agreements, covering 799 employees, which is 31.1% of the collective bargaining employees and 15.8% of the total employees, will expire in 2003.  Management does not expect the expiration and renegotiation of these agreements to have a significant impact on 2003 production.

Fair Value of Financial Instruments: The carrying amounts of cash equivalents and long-term debt approximate fair value because of their short-term maturity and/or variable market-driven interest rates.

Adoption of New Accounting Standard Regarding Goodwill and Other Intangible Assets: On January 1, 2002, the Company adopted SFAS No.142, “Goodwill and Other Intangible Assets.” Under SFAS No.142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are subject to an assessment for impairment on a reporting unit basis by applying a fair-value-based test annually, and more frequently if circumstances indicate a possible impairment.  If a reporting unit’s net book value is more than its fair value, and the reporting unit’s net book value of its goodwill and intangible assets with indefinite lives exceeds the fair value of those assets, an impairment loss is recognized in an amount equal to the excess net book value of the goodwill and intangible assets.  Separate intangible assets that are not deemed to have an indefinite life continue to be amortized over their useful lives.

The Company tested the goodwill of all of its reporting units, which are a level below the reportable segments disclosed in note (19), for impairment during the fourth quarter of 2002 using a present value of future cash flows valuation method.  This process did not result in any impairment to be recorded.

Prior to the adoption of SFAS No.142, the Company had $4,922 of goodwill acquired prior to 1971 that was not amortized and $165,928 of goodwill acquired after 1970 that was amortized on a straight-line basis over periods ranging from 10 to 40 years.  Had the Company accounted for goodwill in accordance with SFAS No. 142 in 2001 and 2000, net income and earnings per share for the years ended December 31 would have been as follows:

	2002	2001	2000
Reported net income	$41,120	$37,340	$36,304
Add back:
Goodwill amortization*	—	3,184	2,702
Adjusted net income	$41,120	$40,524	$39,006

Basic earnings per share:
Reported net income	$3.04	$2.80	$2.68
Add back:
Goodwill amortization*	—	0.24	0.20
Adjusted net income	$3.04	$3.04	$2.88

Diluted earnings per share:
Reported net income	$3.01	$2.77	$2.65
Add back:
Goodwill amortization*	—	0.24	0.20
Adjusted net income	$3.01	$3.01	$2.85

* Goodwill amortization is after minority interest and tax effects.

The changes in the net carrying amounts of goodwill by segment for the year ended December 31, 2002 were as follows:

	Commercial	Residential	Industrial and Other	Total

Balance as of January 1, 2002	$108,511	$22,576	$4,330	$135,417

Acquisition of business	2,891	—	—	2,891

Adjustments to goodwill acquired previously	(3,504)	(858)	—	(4,362)

Effect of exchange rate change on Canadian goodwill	285	—	—	285

Balance as of December 31, 2002	$108,183	$21,718	$4,330	$134,231

Summarized information about the Company’s other intangible assets follows:

	As of December 31, 2002		As of December 31, 2001
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:

License agreement	$12,500	$938	$12,500	$521

Non-competition agreements	10,950	798	10,500	438

Patents and other	532	126	313	74

Total	$23,982	$1,862	$23,313	$1,033

Unamortized intangible assets:

Trademarks	$75		$—

The Company amortizes the license agreement over its contractual life of 30 years, the non-competition agreements over their contractual lives of two and 30 years, and patents and other over two to 15 years.  Amortization expense for intangible assets (other than goodwill) was $851 in 2002, $796 in 2001, and $228 in 2000.  Estimated amortization expense for intangible assets for the next five full years is $902 for 2003, $893 for 2004, $872 for 2005, $872 for 2006, and $867 for 2007.

Adoption of New FASB Interpretation Regarding Accounting and Disclosure by Guarantors:  Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (the “Interpretation”) was issued in November 2002.  The Interpretation contains recognition and measurement provisions that require certain guarantees to be recorded as a liability, at the inception of the guarantee, at fair value.  Current accounting practice is to record a liability only when a loss is probable and reasonably estimable.  The Interpretation also requires a guarantor to make new disclosures.  The recognition and measurement provisions are effective for guarantees issued after December 31, 2002.  Management is currently analyzing the provisions of the Interpretation, but does not expect its adoption to have a significant impact on the Company’s financial condition or results of operations.

The disclosure requirements of the Interpretation became effective on December 31, 2002.  For the Company, the required disclosures relate only to product warranties.  The Company offers a limited warranty that its products are free of defects in workmanship and materials.  The specific terms and conditions may vary somewhat by product line, but generally cover defects returned within one, two, three, or five years from date of shipment.  The Company records warranty liabilities to cover repair or replacement of defective returned products.  The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s warranty liabilities during the years ended December 31 were as follows:

	2002	2001
Balance, beginning of year	$1,247	$1,283
Additions applicable to business acquired	250	—
Additions charged to expense	3,743	4,065
Deductions for repairs and replacements	3,357	4,101
Balance, end of year	$1,883	$1,247

Other New Accounting Standards: On January 1, 2002, the Company adopted SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No.144 requires that long-lived assets to be disposed of by sale be measured at the lower of net book value or fair value less cost to sell, whether reported in continuing operations or in discontinued operations.  SFAS No.144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such reporting to discontinued segments of a business.  The adoption of SFAS No.144 did not have a material impact on the Company’s financial condition or results of operations during 2002.  However, future plans to dispose of long-lived assets could result in charges against operations to write down long-lived asset values.

In June 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated With Exit or Disposal Activities,” which is effective for exit or disposal activities that are initiated after December 31, 2002.  SFAS No.146 nullifies EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No.146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred.  A commitment to an exit or disposal plan no longer will be sufficient basis for recording a liability for those activities.  The adoption of SFAS No.146 in 2003 is not expected to have an immediate material impact on the Company’s financial condition or results of operations, however, the Company may have future exit or disposal activities to which SFAS No.146 would apply.

In December 2002, the FASB issued SFAS No.148, “Accounting for Stock-Based Compensation —Transition and Disclosure — an Amendment of FASB Statement No.123,” which was effective on December 31, 2002.  SFAS No.148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation.  In addition, it amends the disclosure requirements of SFAS No.123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method on reported results.  The provisions regarding alternative methods of transition do not apply to the Company, which continues to account for stock-based compensation using the intrinsic value method.  The disclosure provisions have been adopted.  See note (2), “Stock-Based Compensation Costs.”

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.  These changes had no impact on previously reported net income or stockholders’ equity.

(3) Formation of Genlyte Thomas Group LLC

On August 30, 1998, Genlyte and Thomas Industries Inc. (“Thomas”) completed the combination of the business of Genlyte with the lighting business of Thomas (“Thomas Lighting”), in the form of a limited liability company named Genlyte Thomas Group LLC (“GTG”). GTG manufactures, sells, markets, and distributes commercial, residential, and industrial lighting fixtures and controls.  Genlyte contributed substantially all of its assets and liabilities to GTG and received a 68% interest in GTG.  Thomas contributed substantially all of the assets and certain related liabilities of Thomas Lighting and received a 32% interest in GTG.  The percentage interests in GTG issued to Genlyte and Thomas were based on arms-length negotiations between the parties with the assistance of their financial advisers.

Subject to the provisions in the Genlyte Thomas Group LLC Agreement (the “LLC Agreement”) regarding mandatory distributions described below, and the requirement of special approval in certain instances, distributions to Genlyte and Thomas (the “Members”), respectively, will be made at such time and in such amounts as determined by the GTG Management Board and shall be made in cash or other property in proportion to the Members’ respective percentage interests.  Notwithstanding anything to the contrary provided in the LLC Agreement, no distribution under the LLC Agreement shall be permitted to the extent prohibited by Delaware law.

The LLC Agreement requires that GTG make the following distributions to the Members:

(i) a distribution to each Member, based on its percentage interest, for tax liabilities attributable to its participation as a Member of GTG based upon the effective tax rate of the Member having the highest tax rate; and

(ii) subject to the provisions of Delaware law and the terms of the primary GTG credit facility, distributions (exclusive of the tax distributions set forth above) to each of the Members so that Thomas receives at least an aggregate of $3,000 and Genlyte receives at least an aggregate of $6,375 per year.  During 2002, GTG made distributions of $5,000 to Thomas and $10,625 to Genlyte.  During 2001 and 2000, GTG made distributions of $3,000 to Thomas and $6,375 to Genlyte each year.

Also under the terms of the LLC Agreement, at any time on or after January 31, 2002, Thomas has the right (a “Put Right”), but not the obligation, to require GTG to purchase all, but not less than all, of Thomas's 32% interest at the appraised value of such interest.  The appraised value shall be the fair market value of GTG as a going concern, taking into account a control premium, and determined by an appraisal process to be undertaken by recognized investment banking firms chosen initially by Genlyte and Thomas.  If GTG cannot secure the necessary financing with respect to Thomas’s exercise of its Put Right, then Thomas has the right to cause GTG to be sold.

At any time after Thomas exercises its Put Right, Genlyte has the right, in its sole discretion and without the need of approval of Thomas, to cause GTG to be sold by giving notice to the GTG Management Board, and the Management Board must then proceed to sell GTG subject to a fairness opinion from a recognized investment banking firm.  Genlyte also has the right to cause GTG to assign the rights to purchase Thomas’s interest to Genlyte.  Genlyte also has the right to cause GTG to incur indebtedness or to undertake an initial public offering to finance or effect financing of the payment of the purchase price.

Also under the terms of the LLC Agreement, on or after the later to occur of (1) the final settlement or disposition of the litigation described in note (14) “Contingencies” or (2) January 31, 2002, either Member has the right, but not the obligation, to offer to buy the other Member’s interest (the “Offer Right”). If the Members cannot agree on the terms, then GTG shall be sold to the highest bidder.  Either Member may participate in the bidding for the purchase of GTG.  As of December 31, 2002, neither Member had the ability to exercise the Offer Right, because the final settlement or disposition of the litigation described in note (14) “Contingencies” had not occurred. On March 14, 2003 the court issued summary judgment in favor of all defendants but, as discussed in note (22) “Subsequent Event,” there is not yet a final settlement or disposition of the case.

Complete details of the Put Right, Offer Right, and appraisal process can be found in the proxy statement pertaining to the formation of GTG, filed with the Securities and Exchange Commission by Genlyte on July 23, 1998.

(4) Acquisition of Vari-Lite in 2002

On November 18, 2002, the Company acquired the manufacturing assets, intellectual property, and sales division of Vari-Lite Inc. (“Vari-Lite”), a subsidiary of Dallas, Texas based Vari-Lite International Inc., a designer and manufacturer of highly advanced automated lighting equipment for the entertainment industry.  The purchase price of $10,641, plus the assumption of $1,021 of liabilities, was funded from cash on hand.

The Vari-Lite acquisition was accounted for using the purchase method of accounting.  The preliminary determination of the excess of the purchase price over the fair market value of net assets acquired (goodwill) of $2,891 is not being amortized, in accordance with SFAS No.142. The determination of the fair market value as reflected in the balance sheet is subject to change, with a final determination no later than one year after the acquisition date.  The operating results of Vari-Lite have been included in the Company’s consolidated financial statements since the date of acquisition.  The pro forma results and other disclosures required by SFAS No.141, “Business Combinations,” have not been presented because the acquisition of Vari-Lite is not considered a material acquisition.

(5) Acquisition of Entertainment Technology in 2001

On August 31, 2001, the Company acquired the assets of Entertainment Technology, Incorporated (“ET”), a subsidiary of privately held Rosco Laboratories, Inc. of Stamford, Connecticut.  ET was a manufacturer of entertainment lighting equipment and controls.  Products include the Intelligent Power System line of theatrical dimming equipment and the family of Horizon lighting controls.  The purchase price of $2,900, plus the assumption of $734 of liabilities, was funded from cash on hand.

The ET acquisition was accounted for using the purchase method of accounting.  The excess of the purchase price over the fair market value of net assets acquired (goodwill) of $1,827 is not being amortized, in accordance with SFAS No.142. The operating results of ET have been included in the Company ’s consolidated financial statements since the date of acquisition.  The pro forma results and other disclosures required by SFAS No.141 have not been presented because the acquisition of ET is not considered a material acquisition.

(6) Acquisitions of Translite Sonoma and Chloride Systems in 2000

On September 14, 2000, the Company acquired Translite Limited (“Translite Sonoma”), a San Carlos, California based manufacturer of low-voltage cable and track lighting systems and decorative architectural glass lighting.  Earlier in 2000, Translite Limited had expanded its operations by merging with Sonoma Lighting Limited, which had been a manufacturer of decorative architectural glass lighting.  The Company purchased all of the outstanding capital stock of Translite Limited for $6,427 (including costs of acquisition), borrowing $5,000 from the revolving credit facility and funding the remainder from cash on hand.

On October 1, 2000, the Company acquired the assets of the emergency lighting business of Chloride Power Electronics Incorporated (“Chloride Systems”) from the Chloride Group, PLC, in London, England.  The purchase included the U.S. Chloride Systems and LightGuard emergency lighting brands.  The purchase price was $52,324 in cash plus the assumption of approximately $2,800 in liabilities.  The revolving credit facility was used to borrow $35,000 and cash on hand was used to pay the remaining $17,324.

The Translite Sonoma and Chloride Systems acquisitions were accounted for using the purchase method of accounting.  The excess of the purchase price over the fair market value of net assets acquired (goodwill) was $6,952 for Translite Sonoma and $23,365 for Chloride Systems.  The fair market value of net assets acquired from Chloride Systems included $23,000 in intangible assets for license and non-competition agreements, which are being amortized over 30 years.

The operating results of Translite Sonoma and Chloride Systems have been included in the Company’s consolidated financial statements since the respective dates of acquisition.  On an unaudited pro forma basis, assuming these acquisitions had occurred at the beginning of 2000, the Company’s results would have been:

	Actual 2000	Pro Forma 2000
Net sales	$1,007,706	$1,035,139
Net income	36,304	36,270
Earnings per diluted share	$2.65	$2.65

The pro forma results do not purport to state exactly what the Company’s results of operations would have been had the acquisitions in fact been consummated as of the assumed date and for the period presented.

(7) Income Taxes

The Company accounts for income taxes using the asset and liability method as prescribed by SFAS No.109 “Accounting for Income Taxes.”  This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Using the enacted tax rates in effect for the years in which the differences are expected to reverse, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of an asset or liability.

The components of income before income taxes and the provisions for income taxes for the years ended December 31 were as follows:

	2002	2001	2000
Income before income taxes:
Domestic	$50,595	$47,003	$46,793
Foreign	16,365	15,232	15,313
Income before income taxes	$66,960	$62,235	$62,106

Income tax provision (benefit):
Domestic:
Currently payable	$15,957	$16,767	$16,964
Deferred	2,903	2,812	3,200
Foreign:
Currently payable	7,114	5,466	4,063
Deferred	(134)	(150)	1,575
Income tax provision	$25,840	$24,895	$25,802

A reconciliation of the statutory federal income Company’s effective income tax rate follows:

	2002	2001	2000
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefits	2.5%	2.9%	3.3%
Minority interest share of foreign taxes	1.9%	1.1%	1.2%
Nondeductible portion of amortization and expenses	.2%	1.0%	1.4
Benefit of deferred tax rate reduction	(.6)%	—	—
Other	(.4)%	—	.6%
Effective income tax rate	38.6%	40.0%	41.5%

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes.  Significant temporary differences creating deferred tax assets and liabilities at December 31 follow:

	2002	2001
Deferred tax assets:
Allowance for doubtful accounts receivable	$2,797	$2,673
Inventory reserves	6,277	6,924
Accrued compensation expenses	11,936	9,044
Other	6,052	8,269
Total deferred tax assets	$27,062	$26,910

Deferred tax liabilities:
Accelerated depreciation	$5,819	$4,840
Gain on formation of GTG	21,648	22,491
Foreign deferred liability	2,547	2,376
Investments	9,776	10,082
Other	1,210	1,332
Total deferred tax liabilities	41,000	41,121
Net deferred tax liability	$13,938	$14,211

Classification:
Current asset	$18,997	$18,535
Net non-current liability	32,935	32,746
Net deferred tax liability	$13,938	$14,211

Deferred tax assets and liabilities are classified as current or long- term according to the related asset and liability classification of the item generating the deferred tax.

Undistributed earnings of non-U.S. subsidiaries and joint venture companies aggregated $64.9 million on December 31, 2002 which, under existing law, will not be subject to U.S. tax until distributed as dividends.  Since the earnings have been, or are intended to be, indefinitely reinvested in foreign operations, no provision has been made for any U.S. taxes that may be applicable thereto.  Furthermore, the taxes paid to foreign governments on those earnings may be used in whole or in part as credits against the U.S. tax on any dividends distributed from such earnings.  It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

(8) Earnings Per Share

“Basic earnings per share” represents net income divided by the weighted-average number of common shares outstanding during the period.  “Diluted earnings per share” represents net income divided by the weighted-average number of common shares outstanding during the period, adjusted for the incremental dilution of outstanding stock options.  The following is a reconciliation of the Company’s basic and diluted shares for the years ended December 31, in accordance with SFAS No.128, “Earnings per Share.”

(Amounts in thousands)	2002	2001	2000
Average common shares outstanding	13,535	13,336	13,557
Incremental common shares issuable:
Stock option plans	133	139	118
Average common shares outstanding assuming dilution	13,668	13,475	13,675

(9) Accrued Expenses

Accrued expenses at December 31 consisted of the following:

	2002	2001
Employee related costs and benefits	$32,120	$27,881
Advertising and sales promotion	7,613	8,635
Income and other taxes payable	10,298	9,647
Other accrued expenses	23,102	26,383
Total accrued expenses	$73,133	$72,546

(10) Long-Term Debt

Long-term debt at December 31 consisted of the following:

	2002	2001
Canadian dollar notes	$13,312	$16,009
Industrial revenue bonds	23,100	23,100
Capital leases and other	716	1,164
Total debt	37,128	40,273
Less: current maturities	4,100	3,284
Total long-term debt	$33,028	$36,989

GTG has a $150,000 revolving credit agreement (the “Facility”) with various banks that matures in August 2003. Under the most restrictive borrowing covenant, which is the fixed charge coverage ratio, GTG could incur approximately $33,000 in additional interest charges and still comply with the covenant.

There were no borrowings under the Facility as of December 31, 2002 and 2001. At December 31, 2002, GTG had outstanding $45,566 of letters of credit, which reduce the amount available to borrow under the Facility.  Outstanding borrowings bear interest at the option of GTG based on the bank’s base rate or the LIBOR rate plus a spread as determined by total indebtedness.  Based upon December 31, 2002 indebtedness, the spread was 0.375%.  The commitment fee on the unused portion of the Facility was 0.125%.

The amount outstanding under the Facility is secured, if requested by the banking group, by liens on domestic accounts receivable, inventories, and machinery and equipment, as well as the investments in certain subsidiaries of GTG.  The net book value of assets subject to lien at December 31, 2002 was $336,761.

GTG has $13,312 of borrowings through its Canadian subsidiary Genlyte Thomas Group Nova Scotia ULC.  These borrowings will be repaid in installments in each of the next two years.  Interest rates on these borrowings can be either the Canadian prime rate or the Canadian LIBOR rate plus a spread of 0.5%. As of December 31, 2002, the weighted average interest rate was 2.9%. These borrowings are backed by the letters of credit mentioned above.

GTG has $23,100 of variable rate demand Industrial Revenue Bonds that mature during 2009 to 2020. As of December 31, 2002, the weighted average interest rate on these bonds was 1.7%. These bonds are backed by the letters of credit mentioned above.

Interest expense totaled $1,476 in 2002, $3,844 in 2001, and $4,893 in 2000. Offsetting these amounts in the consolidated statements of income were interest income of $1,263 in 2002, $497 in 2001, and $971 in 2000.

The annual maturities of long-term debt are summarized as follows:

Year ending December 31.
2003	$4,100
2004	9,763
2005	165
2006	—
2007	—
Thereafter	23,100
Total debt	$37,128

(11) Retirement Plans

The Company has defined benefit plans that cover certain of its full-time employees.  The Company uses September 30 as the measurement date for the retirement plan disclosure.  The Company’s policy for funded plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act.  The plans’ assets consist primarily of stocks and bonds.  Pension costs for all Company defined benefit plans are actuarially computed.  The Company also has other defined contribution plans, including those covering certain former Genlyte and Thomas employees.

The amounts included in the accompanying consolidated balance sheets for the U.S. and Canadian defined benefit plans, based on the funded status at September 30 of each year, follow:

	U.S. Plans		Canadian Plans
	2002	2001	2002	2001
Change in Benefit Obligations
Benefit obligations, beginning	$86,021	$78,626	$5,493	$4,658
Service cost	1,783	1,782	185	159
Interest cost	6,066	5,893	403	377
Benefits paid	(5,282)	(4,990)	(216)	(205)
Member contributions	—	—	76	142
Plan amendments	—	505	—	210
Actuarial loss	7,788	4,205	461	430
Foreign currency exchange rate change	—	—	3	(278)
Benefit obligations, ending	$96,376	$86,021	$6,405	$5,493

Change in Plan Assets
Plan assets at fair value, beginning	$71,089	$79,084	$5,642	$6,403
Actual loss on plan assets	(4,780)	(6,734)	(427)	(699)
Employer contributions	8,028	3,729	415	299
Member contributions	—	—	76	142
Benefits paid	(5,282)	(4,990)	(216)	(205)
Foreign currency exchange rate change	—	—	5	(298)
Plan assets at fair value, ending	$69,055	$71,089	$5,495	$5,642

Funded Status of the Plans
Plan assets in excess of (less than) benefit obligations	$(27,321)	$(14,932)	$(910)	$149
Unrecognized transition obligation	—	(4)	(20)	(26)
Unrecognized actuarial loss	26,076	7,351	1,860	532
Unrecognized prior service cost	2,552	2,923	266	284
Contributions subsequent to measurement data	67	222	105	53
Net pension asset (liability)	$1,374	$(4,440)	$1,301	$992

Balance Sheet Asset (Liability)
Accrued pension (liability)	$(24,743)	$(15,925)	$(663)	$—
Prepaid pension cost	—	2,019	—	992
Intangible asset	2,658	2,765	272	—
Accumulated other comprehensive income	23,459	6,701	1,692	—
Net asset (liability) recognized	$1,374	$(4,440)	$1,301	$992

Weighted Average Assumptions
Discount rate	6.62%	7.30%	6.62%	7.10%
Rate of compensation increase	3.00%	4.00%	3.00%	4.00%
Expected return on plan assets	8.50%	9.00%	7.75%	7.75%

	U.S. Plans
	2002	2001	2000
Components of Net Periodic Benefit Costs
Service cost	$1,783	$1,782	$1,348
Interest cost	6,066	5,893	5,412
Expected return on plan assets	(6,424)	(6,585)	(5,898)
Amortization of transition amounts	(8)	10	102
Amortization of prior service cost	370	342	220
Recognized actuarial (gain) loss	272	(197)	(295)
Net gain due to curtailment and settlement	—	—	(580)
Net pension expense of defined benefit plans	2,059	1,245	309
Defined contribution plans	3,514	3,185	2,665
Multi-employer plans for certain union employees	180	289	327
Total benefit costs	$5,753	$4,719	$3,301

	Canadian Plans
	2002	2001	2000
Components of Net Periodic Benefit Costs
Service cost	$185	$159	$169
Interest cost	403	377	359
Expected return on plan assets	(448)	(484)	(427)
Amortization of transition amounts	(3)	(3)	(3)
Amortization of prior service cost	19	13	7
Recognized actuarial (gain) loss	6	(14)	(10)
Net pension expense of defined benefit plans	162	48	95
Defined contribution plans	318	284	196
Total benefit costs	$480	$332	$291

A summary of the plans in which benefit obligations or accumulated benefit obligations exceed fair value of assets follows:

	U.S. Plans		Canadian Plans
	2002	2001	2002	2001
Benefit obligation	$96,376	$79,594	$6,405	—
Accumulated benefit obligation	93,866	76,677	—	—
Plan assets at fair value	69,055	63,687	5,495	—

Effective January 1, 2000 the Company froze the defined benefit plan of certain U.S. salaried employees.  This resulted in a curtailment credit of $603, which was a reduction of net pension expense in 2000. These employees are eligible for Company matching on their 401(k) contributions as well as being a participant in the GTG Retirement Savings and Investment defined contribution plan.

(12) Post-Retirement Benefit Plans

The Company provides post-retirement medical and life insurance benefits for certain retirees and employees, and accrues the cost of such benefits during the remaining expected lives of such retirees and the service lives of such employees.

The amounts included in the accompanying consolidated balance sheets for the post-retirement benefit plans, based on the funded status at September 30 of each year, follow:

	2002	2001
Change in Benefit obligations
Benefit obligations, beginning	$5,030	$4,019
Service cost	53	46
Interest cost	458	358
Benefits paid	(542)	(403)
Actuarial loss	1,892	1,010
Benefit obligations, ending	$6,891	$5,030

Funded Status of the Plans
Plan assets less than benefit obligations	$(6,891)	$(5,030)
Unrecognized actuarial loss	3,247	1,512
Accrued liability	$(3,644)	$(3,518)

Employer contributions	$542	$403
Benefits paid	$(542)	$(403)

	2002	2001	2000
Components of Net Periodic Benefit Costs
Service cost	$53	$46	$36
Interest cost	458	358	303
Recognized actuarial loss	158	62	10
Net expense of post-retirement plans	$669	$466	$349

The assumed discount rate used in measuring the obligations was 6.62% as of September 30, 2002 and 7.30% as of September 30, 2001. The assumed health care cost trend rate for 2002 was 12%, declining to 5.5% in 2006. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation at September 30, 2002 by approximately $540, and the 2002 post-retirement benefit expense by approximately $45.

(13) Lease Commitments

The Company rents office space, equipment, and computers under non-cancelable operating leases, some of which include renewal options and/or escalation clauses.  Rental expenses for operating leases amounted to $7,883 in 2002, $9,128 in 2001, and $7,764 in 2000. Offsetting the rental expenses were sublease rentals of $354 in 2002, $303 in 2001, and $139 in 2000. Two divisions of the Company also rent manufacturing and computer equipment and software under agreements that are classified as capital leases.  Future required minimum lease payments are as follows:

Year ending December 31,	Operating Leases	Capital Leases
2003	$7,665	$180
2004	5,408	135
2005	3,511	124
2006	2,807	—
2007	1,880	—
Thereafter	6,499	—
Total minimum lease payments	$27,770	439
Less amount representing interest		48
Present value of minimum lease payments		$391

Total minimum lease payments on operating leases have not been reduced by minimum sublease rentals of $827 due in the future under non-cancelable subleases.

In 2000, the Company entered into a $1.3 million bridge synthetic lease agreement to finance the land for a manufacturing facility in San Marcos, Texas.  As of December 31, 2001, approximately $1.2 million had been advanced under the bridge agreement.  The Company had been negotiating a synthetic lease agreement for $20 million to finance construction of a 300,000 square foot facility.  A synthetic lease is accounted for as an operating lease.  During 2002, the Company terminated negotiation on the synthetic lease and paid $1.3 million in cash to purchase the land.  However, construction is being delayed at the election of management, pending improvement in the economic outlook and forecast sales volume.

(14)  Contingencies

Genlyte was named as one of a number of corporate and individual defendants in an adversary proceeding filed on June 8, 1995, arising out of the Chapter 11 bankruptcy filing of Keene Corporation ("Keene").  The complaint is being prosecuted by the Creditors Trust created for the benefit of Keene's creditors (the "Trust"), seeking from the defendants, collectively, damages in excess of $700 million, rescission of certain asset sale and stock transactions, and other relief.  With respect to Gentyle, the complaint principally maintains that certain lighting assets of Keene were sold to a predecessor of Genlyte in 1984 at less than fair value, while both Keene and Genlyte were wholly-owned subsidiaries of Bairnco Corporation ("Bairnco").  The complaint also challenges Bairnco's spin-off of Genlyte in August 1988.  Other allegations are that Genlyte, as well as other corporate defendants, are liable as corporate successors to Keene.  The complaint fails to specify the amount of damage sought against Genlyte.

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

On March 14, 2003, the United States District Court for the Southern District of New York issued summary judgment in favor of all defendants in the case, as discussed in note (22) "Subsequent Event."

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

Additionally, the Company is a defendant and/or potentially responsible party, with other companies, in actions and proceedings under state and Federal environment laws, including the Federal Comprehensive Environmental Response Compensation and Liability Act, as amended.

Management does not believe that the disposition of any lawsuits, actions, and/or proceedings will have a material effect on the Company’s financial condition, results of operations, or liquidity.

(15) Stock Options

The Genlyte 1998 Stock Option Plan (the “Plan”) was established for the benefit of key employees of GTG and directors of Genlyte.  The Plan replaced the 1988 stock option plan, options under which are currently outstanding.  The Plan provides that an aggregate of 2,000,000 shares of Genlyte common stock may be granted as nonqualified stock options, provided that no options may be granted if the number of shares of Genlyte common stock that may be issued upon the exercise of outstanding options would exceed the lesser of 1,700,000 shares of Genlyte common stock or 10% of the issued and outstanding shares of Genlyte common stock.

The option exercise prices are established by the Board of Directors of Genlyte and cannot be less than the higher of the book value or the fair market value of a share of common stock on the date of grant.  Options become exercisable at the rate of 50% per year commencing two years after the date of grant and expire after seven years (five years for 1988 Plan).

Transactions under the 1998 and 1988 Stock Option Plans are summarized below:

	Number of Shares	Weighted Average Exercise Per Share
Outstanding December 31, 1999	759,910	$15.86
Granted	97,700	20.32
Exercised	(145,175)	9.66
Canceled	(24,023)	16.67
Outstanding December 31, 2000	688,412	17.79
Granted	211,000	27.52
Exercised	(183,650)	13.71
Canceled	(50,127)	19.82
Outstanding December 31, 2001	665,635	21.93
Granted	275,500	31.13
Exercised	(228,860)	19.24
Canceled	(27,050)	20.58
Outstanding December 31, 2002	685,225	26.64
Exercisable at End of Year
December 31, 2000	306,764	15.21
December 31, 2001	294,885	19.29
December 31, 2002	173,825	$19.65

Additional information about stock options outstanding as of December 31, 2002 is summarized below:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 14.95 to $22.26	201,125	3.2	$19.51	170,075	$19.53
$ 22.27 to $29.56	186,100	5.9	26.93	3,750	25.18
$ 29.57 to $33.21	293,000	6.1	31.12	—	—
$ 40.51	5,000	6.5	40.51	—	—
	685,225	5.2	$26.64	173,825	$19.65

The Company accounts for its stock options using the intrinsic value method of APB 25 and related interpretations.  Because options granted have an exercise price equal to the market value of the underlying common stock on the date of grant, no stock-based compensation is recognized.  Pro forma information regarding net income and earnings per share, as if stock-based compensation cost had been determined using the fair value recognition provisions of SFAS No.123, is provided in note (2) Summary of Significant Accounting Policies – Stock-Based Compensation Costs.  The weighted average fair values used in the calculations of stock-based compensation cost for options granted in 2002, 2001, and 2000 were $12.33, $11.90, and $10.02, respectively.  The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Risk-free interest rate	4.10%	4.84%	6.49%
Expected life, in years	6.0	6.0	6.0
Expected volatility	32.6%	35.1%	40.2%
Expected dividends	—	—	—

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options that have no vesting restriction and are fully transferable.  Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.  Because Genlyte’s stock options have characteristics different from those of traded options, and changes in the subjective assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measurement of the fair value of Genlyte’s stock options.

(16) Preferred Stock Purchase Rights

On September 13, 1999, Genlyte declared a dividend, as of the expiration (September 18,1999) of the rights issued under the Stockholder Rights Plan dated as of August 29,1989, of one preferred stock purchase right for each outstanding share of Genlyte’s common stock.  Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of junior participating cumulative preferred stock at a price of $105.00 per share.  The preferred stock purchased upon exercise of the rights will have a minimum preferential quarterly dividend of $25.00 per share and a minimum liquidation payment of $100.00 per share.  Each share of preferred stock will have one hundred votes.

Rights become exercisable when a person, entity, or group of persons or entities (“Acquiring Person”) acquires, or 10 business days following a tender offer to acquire, ownership of 20% or more of Genlyte’s outstanding common stock.  In the event that any person becomes an Acquiring Person, each right holder will have the right to receive the number of shares of common stock having a then current market value equal to two times the aggregate exercise price of such rights.  If Genlyte were to enter into certain business combination or disposition transactions with an Acquiring Person, each right holder will have the right to receive shares of common stock of the acquiring company having a value equal to two times the aggregate exercise price of the rights.  Genlyte may redeem these rights in whole at a price of $.01 per right.  The rights expire on September 12, 2009. As of December 31, 2002, these rights were not exercisable.

(17) Accumulated Other Comprehensive Income

Accumulated other comprehensive income at December 31 consisted of the following:

	2002	2001	2000
Gain on formation of GTG	$33,805	$33,805	$33,805
Minimum pension liability, after tax	(11,266)	(2,734)	(113)
Foreign currency translation adjustments	(6,211)	(6,225)	(3,828)
Total accumulated other comprehensive income	$16,328	$24,846	$29,864

(18) Related-Party Transactions

The Company in the normal course of business has transactions with Thomas.  These transactions consist primarily of reimbursement for shared corporate expenses such as rent, office services, professional services, and shared personnel, and interest payments due on the loan payable to Thomas, which was paid off in November 2001.

The Company had related-party payables to Thomas of $139 and $37 as of December 31, 2002 and 2001, respectively.

For the years ended December 31 the Company had the following related-party transactions:

	2002	2001	2000
Payments to Thomas for:
Reimbursement of corporate expenses	$230	$387	$515
Interest under the loan agreement	—	1,012	1,543

(19) Segment Reporting

The Company’s reportable operating segments include the Commercial Segment, the Residential Segment, and the Industrial and Other Segment.  Intersegment sales are eliminated in consolidation and therefore not presented in the table below.  Corporate assets and expenses are allocated to the segments.  Information about the Company’s operating segments as of and for the years ended December 31 follows:

2002	Commercial	Residential	Industrial and Other	Total
Net sales	$710,168	$132,378	$127,758	$970,304
Operating profit	69,516	15,848	11,054	96,418
Assets	509,371	99,943	83,099	692,413
Depreciation and amortization	16,882	2,862	3,425	23,169
Expenditures for plant and equipment	13,396	1,787	3,729	18,912

2001	Commercial	Residential	Industrial and Other	Total
Net sales	$712,662	$134,269	$138,245	$985,176
Operating profit	68,029	12,938	11,720	92,687
Assets	468,285	92,308	77,209	637,802
Depreciation and amortization	20,564	3,692	3,916	28,172
Expenditures for plant and equipment	15,634	1,663	2,953	20,250

2000	Commercial	Residential	Industrial and Other	Total
Net sales	$724,350	$137,838	$145,518	$1,007,706
Operating profit	67,952	10,897	13,771	92,620
Assets	454,672	90,055	90,764	635,491
Depreciation and amortization	18,197	3,739	3,728	25,664
Expenditures for plant and equipment	20,389	3,424	4,610	28,423

(20) Geographical Information

The Company has operations throughout North America.  Foreign net sales are all from Canadian operations.  Long-lived assets are primarily in Canada, with a minor amount in Mexico.  Information about the Company’s operations by geographical area as of and for the years ended December 31 follows:

2002	U.S.	Foreign	Total
Net sales	$814,219	$156,085	$970,304
Operating profit	75,416	21,002	96,418
Long-lived assets	212,932	54,000	266,932

2001	U.S.	Foreign	Total
Net sales	$836,754	$148,422	$985,176
Operating profit	75,845	16,842	92,687
Long-lived assets	215,759	55,150	270,909

2000	U.S.	Foreign	Total
Net sales	$870,209	$137,497	$1,007,706
Operating profit	76,428	16,192	92,620
Long-lived assets	219,749	58,348	278,097

(21) Selected Quarterly Financial Data (Unaudited)

	Quarter
2002	1st	2nd	3rd	4th	Full Year
Net sales	$232,026	$247,767	$248,268	$242,243	$970,304
Gross profit	80,220	87,569	86,325	85,757	339,871
Operating profit	20,454	25,049	25,563	25,352	96,418
Net income	8,718	10,678	10,957	10,767	41,120
Earnings per share:
Basic	.65	.79	.80	.80	3.04
Diluted	.64	.78	.80	.79	3.01
Market price:
High	37.56	45.00	41.80	38.25	45.00
Low	28.62	35.03	31.40	31.16	28.62

	Quarter
2001	1st	2nd	3rd	4th	Full Year
Net sales	$244,101	$257,124	$252,631	$231,320	$985,176
Gross profit	84,653	89,937	89,808	84,196	348,594
Operating profit	19,575	23,031	24,436	25,645	92,687
Net income	7,703	9,139	10,003	10,495	37,340
Earnings per share:
Basic	.56	.69	.75	.78	2.80
Dilute	.57	.68	.74	.78	2.77
Market price:
High	29.00	32.00	34.93	32.69	34.93
Low	23.38	26.51	24.95	24.95	23.38

(22)  Subsequent Event

Regarding the legal proceeding between Genlyte and the Keene Creditors Trust discussed is note (3) “ Formation of Genlyte Thomas Group LLC.” and note (14) “Contingencies,” on March 14, 2003, the United States District Court for the Southern District of New York issued summary judgment in favor of all defendants in the case. As a result, the case against all defendants, including Genlyte, was dismissed in its entirety. The Creditors Trust has not indicated its intentions with respect to appeal; however, the Federal Rules of Civil Procedure provide for appeal as a matter of right with respect to any final judgment. The time for filing a Notice of Appeal by the Creditors Trust shall expire on the 30th day following entry of the Court’s judgment, absent some other procedural action being taken by any party, which could suspend or delay the running of the time for a filing by the Creditors Trust of any Notice of Appeal.

Stockholder Information

The Genlyte Group Incorporated & Subsidiaries

Corporate Offices

10350 Ormsby Park Place, Suite 601
Louisville, KY 40223

Investor Relations

Information and Form 10-K – Please call or write the Investor Relations Department at 502-420-9500

Stock Listing

Genlyte common stock is traded on the NASDAQ National Market System under the symbol GLYT

Transfer Agent

Bank of New York
Shareholder Relations Department

P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458
e-mail: Shareonwer-svcs@bankofny.com
Stock Transfer Web Site: www.stockbny.com

Independent Auditors

Ernst & Young LLP
400 Market Street
Suite 2100
Louisville, KY 40202

Annual Meeting

The Annual Stockholder’s Meeting will be held at 10:00 a.m. eastern time on Thursday, April 24, 2003 at Genlyte Group Incorporated 10350 Ormsby Park Place, Community Room, Lower Level, Louisville, KY 40223

Web Site

www.genlyte.com